      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 22, 1994

                                                  REGISTRATION NO. 33-72330

==============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                              AMENDMENT NO. 2 TO
                                   FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                                  HUBCO, INC.
             (Exact name of registrant as specified in its charter)
         NEW JERSEY                                    22-2405746
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)

                             3100 BERGENLINE AVENUE
                          UNION CITY, NEW JERSEY 07087
                                 (201) 348-2300
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                          KENNETH T. NEILSON, PRESIDENT
                             3100 BERGENLINE AVENUE
                          UNION CITY, NEW JERSEY 07087
                                 (201) 348-2300
  (Name, address, including zip code, and telephone number including area code, of agent for service)
                                 ---------------
                                 With Copies to:
RONALD H. JANIS, ESQ.    MICHAEL M. HORN, ESQ.         SOL GENAUER, ESQ.
CLAPP & EISENBERG, P.C.   MCCARTER & ENGLISH    BLANK, ROME, COMISKY & MCCAULEY
 One Newark Center        Four Gateway Center       Four Penn Center Plaza
 Newark, NJ 07102        Newark, NJ 07101-0652      Philadelphia, PA 19103
  (201) 642-3900            (201) 622-4444              (215) 569-5533
                                 ---------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /
                                 ---------------

                         CALCULATION OF REGISTRATION FEE
==============================================================================
                                     PROPOSED      PROPOSED
                                      MAXIMUM       MAXIMUM
                                     OFFERING      AGGREGATE     AMOUNT OF
TITLE OF SHARES       AMOUNT TO BE   PRICE PER     OFFERING    REGISTRATION
TO BE REGISTERED       REGISTERED     UNIT(1)      PRICE(1)       FEE(1)
- ------------------------------------------------------------------------------
Common Stock, No
 par value. . .     2,236,111 shares  $18.00      $40,250,000     $13,880
==============================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457. A proposed maximum offering price per share of $18.00 is used for purposes of calculating the registration fee because it is the maximum offering price at which the shares will be offered in the Subscription and Stockholder Offerings. An aggregate dollar amount of Common Stock equal to the Final Appraised Value will be offered in the Offerings and, therefore, for purposes of determining the proposed maximum aggregate offering price and calculating the registration fee we have assumed a Final Appraised Value equal to the maximum of the Estimated Valuation Range.
                                 ---------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
==============================================================================

              SUBSCRIPTION, STOCKHOLDER AND COMMUNITY OFFERING PROSPECTUS
                                      HUBCO, INC.
                             AN ESTIMATED 1,944,444 SHARES
                (REPRESENTING THE MIDPOINT OF THE VALUATION RANGE)
                          COMMON STOCK (NO PAR VALUE)

     HUBCO, Inc. ("HUBCO"), a New Jersey corporation, is offering an estimated 1,944,444 shares of its common stock, no par value (the "Common Stock"), in connection with the conversion of Statewide Savings Bank ("Statewide") from a state-chartered mutual savings bank to a state-chartered stock savings bank, immediately followed by its conversion to a state-chartered stock commercial bank and merger with and into Hudson United Bank (the "Bank"), a wholly owned subsidiary of HUBCO (these transactions together with the offer and sale of the Common Stock by HUBCO, the "Merger Conversion"). The Merger Conversion is taking place pursuant to Statewide's Amended and Restated Plan of Conversion (the "Plan") and an Amended and Restated Agreement and Plan of Reorganization among HUBCO, the Bank and Statewide (the "Agreement"). See "THE MERGER CONVERSION--Overview."
                                                  (continued on next page)

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
        EXCHANGE COMMISSION, THE COMMISSIONER OF BANKING OF THE STATE OF NEW
          JERSEY, THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER
           FEDERAL AGENCY OR ANY STATE SECURITIES COMMISSION NOR HAS SUCH
           COMMISSION, COMMISSIONER, CORPORATION OR OTHER AGENCY OR STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
               OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                               IS A CRIMINAL OFFENSE.

===================================================================================================
                                                   ESTIMATED
                                                   ESTIMATED    UNDERWRITING AND
                                                   PURCHASE        OTHER FEES        ESTIMATED
                                                   PRICE(1)      AND EXPENSES(2)   NET PROCEEDS
- ---------------------------------------------------------------------------------------------------
Per Share . . . . .      Subscription Offering    $18.00             $1.00             $17.00
- ---------------------------------------------------------------------------------------------------
                         Stockholder Offering     $18.00             $1.00             $17.00
                         -------------------------------------------------------------------------
                         Community Offering       $22.75             $1.21             $21.54
- ---------------------------------------------------------------------------------------------------
Total (3) . . . . .      Minimum(4)             $29,750,000       $1,849,000         $27,901,000
                         -------------------------------------------------------------------------
                         Midpoint(4)            $35,000,000       $1,954,000         $33,046,000
                         -------------------------------------------------------------------------
                         Maximum(4)             $40,250,000       $2,059,000         $38,191,000
===================================================================================================

(1) The estimated purchase price in the Subscription Offering and Stockholder Offering assumes that the Fixed Price is less than 95% of the Community Purchase Price. The estimated purchased price in the Community Offering assumes that the average of the closing prices of the Common Stock for the ten trading days immediately preceding the day before the Closing Date is $22.75. The actual purchase prices in the Subscription Offering, Stockholder Offering and Community Offering could vary from the estimated purchase prices if the Average Closing Price is different than $22.75. See "Description of the Offerings." The number of shares being offered in the Offerings (currently estimated at 1,944,444) will be determined on the basis of the Final Appraised Value and the dollar amount of shares subscribed for at the Subscription Purchase Price and the Community Purchase Price. See "DESCRIPTION OF THE OFFERINGS."

(2) Consists of estimated expenses which will be incurred by HUBCO in connection with the offering of shares in the Merger Conversion and the Offerings. Estimated expenses include printing, postage, legal, accounting, financial advisory, sales agency fees, appraisal and other costs. Sales agency fees to be paid to Community Capital Group, a division of Ryan Beck and Co., Inc. ("Community Capital"), are included in the amount and are estimated to be $595,000, $700,000 and $805,000 at minimum, midpoint and maximum, respectively. See "DESCRIPTION OF THE OFFERINGS--Plan of Distribution." Estimated Underwriting and Other Fees and Expenses reflected on a per share basis assumes that all of the shares of Common Stock offered hereby will be sold in each of the Offerings.

(3) Assumes that all shares being offered in the Merger Conversion are sold in the Offerings. The actual gross and net proceeds may be more or less than the estimated amounts depending upon, among other things, the Final Appraised Value and actual expenses incurred in connection with the Merger Conversion and the Offerings.

(4) The midpoint is the Preliminary Appraised Value. The other values are a range 15% below such number (the minimum) and 15% above such number (the maximum). The number of shares offered will range from 1,652,778 shares at the minimum value to 2,236,111 shares at the maximum value, assuming an $18 per share price. If the Final Appraised Value is between the minimum or maximum, subscribers will not be resolicited. If the Final Appraised Value is above or below the minimum or maximum, subscribers must be resolicited. The aggregate dollar amount of shares sold will equal the Final Appraised Value regardless of the price per share or the number of shares sold.

                                COMMUNITY CAPITAL GROUP
                                     a division of
                                    Ryan, Beck & Co.
    The date of this Subscription, Stockholder and Community Offering Prospectus
                               is        , 1994.

     In accordance with the Plan, nontransferable rights to subscribe for the Common Stock have been granted, in order of priority, to (i) depositors of record on December 31, 1992 of Statewide Savings Bank, S.L.A., whose deposits in Statewide eligible accounts ("Eligible Accounts") totalled at least $50 in the aggregate ("Eligible Account Holders") and (ii) depositors and borrowers of Statewide Savings Bank, S.L.A. eligible to vote on the Plan who are not Eligible Account Holders and HUBCO's Recognition and Retention Plan and Trust Agreement for the Statewide Division of Hudson United Bank (the "RRP") (collectively, "Other Voting Members"), in a subscription offering (the "Subscription Offering"). Eligible Accounts are any withdrawable or deposit account of Statewide, but excluding any non-interest bearing (i) demand deposit, (ii) negotiable order of withdrawal (NOW) deposit account, or (iii) other non-interest bearing transaction account. Concurrently, subject to the prior rights of subscribers in the Subscription Offering, HUBCO is offering for sale in a stockholder offering the shares of Common Stock not subscribed for in the Subscription Offering to holders of record on December 31, 1993 of HUBCO Common Stock (the "Stockholder Offering") and, subject to the prior rights of subscribers in the Subscription Offering and the prior rights of HUBCO stockholders in the Stockholder Offering, HUBCO is offering for sale in a community offering the shares of Common Stock not subscribed for in the Subscription and Stockholder Offerings to certain members of the general public with a preference, first to natural persons residing in counties in which Statewide maintains offices and second to natural persons residing in the State of New Jersey (the "Community Offering").

     HUBCO has engaged Community Capital Group, a division of Ryan, Beck & Co., Inc., a registered broker dealer ("Community Capital"), to consult, advise and assist in the distribution of shares of Common Stock in the Subscription, Stockholder and Community Offerings. Community Capital has agreed to use its best efforts to solicit subscriptions and purchase orders for shares of Common Stock in the Subscription, Stockholder and Community Offerings. Depending upon market conditions, shares may be offered in the Community Offering to certain members of the general public on a best efforts basis by a selling group of broker-dealers to be managed by Community Capital (the "Syndicated Community Offering") or may be offered to the general public in an underwritten public offering (the "Public Offering") to be managed by Ryan, Beck & Co., Inc., a registered broker-dealer. The Subscription Offering, Stockholder Offering, Community Offering and Syndicated Community Offering are referred to collectively as the "Offerings." See "DESCRIPTION OF THE OFFERINGS".

     SUBSCRIPTION RIGHTS IN THE SUBSCRIPTION OFFERING AND STOCKHOLDER OFFERING ARE NONTRANSFERABLE AND WILL EXPIRE IF PROPERLY COMPLETED ORDER FORMS ARE NOT RECEIVED BY THE EXPIRATION OF THE SUBSCRIPTION, STOCKHOLDER AND COMMUNITY
OFFERINGS, WHICH IS EXPECTED TO BE 5:00 P.M. NEW JERSEY TIME ON        , 1994,
UNLESS EXTENDED BY STATEWIDE WITH THE APPROVAL OF HUBCO UNTIL       , 1994
(THE "SUBSCRIPTION EXPIRATION DATE"), WITHOUT FURTHER APPROVAL OF THE COMMISSIONER OF BANKING OF THE STATE OF NEW JERSEY (THE "COMMISSIONER") OR ADDITIONAL NOTICE TO SUBSCRIBERS. Subscriptions may not be cancelled or changed nor will subscription payments be released until the Merger Conversion is completed or terminated; provided, however, if the date of consummation of the Merger Conversion (the "Closing Date") is not within 45 days after the
close of the Offerings (i.e.     , 1994), unless such period has been extended
with the consent of the Commissioner, all subscribers will have their funds returned promptly, with interest, and all withdrawal authorizations will be canceled. If an extension of time has been granted, all subscribers will be notified of such extension, of their rights to modify or rescind their subscriptions and have their subscription funds returned promptly with interest, and of the time period within which the subscriber must notify HUBCO of his intention to modify or rescind his subscription. The subscription of any subscriber that does not respond to the resolicitation will be automatically rescinded. See "SUBSCRIPTION PROCEDURES--Subscription Rights; Eligible Subscribers in Subscription Offering." Subscribers must make payment for shares (or provide instructions for payment as described below) prior to the Subscription Expiration Date.

     The price at which shares of Common Stock are offered hereby in the Subscription and Stockholder Offerings (the "Subscription Purchase Price") is equal to the lesser of (i) $18.00 (the "Fixed Price") or (ii) 95% of the price at which the shares are offered hereby in the Community Offering ("Community Purchase Price"). The Community Purchase Price is equal to the average of the closing prices of the Common Stock as reported on the NASDAQ National Market System for the ten trading days immediately preceding the day before the Closing Date rounded to the nearest cent, with any $.0050 rounded to the next highest $.0100 (the "Average Closing Price"). The price at which the shares are offered in the Public Offering ("Public Offering Price") will be determined by negotiation between HUBCO and Ryan, Beck & Co., Inc. based on, among other factors, market conditions and the market price of the Common Stock immediately prior to commencement of the Public Offering. See "MARKET PRICE AND DIVIDENDS OF HUBCO" and "DESCRIPTION OF THE OFFERINGS--Subscription and Stockholder

Offerings." THE FIXED PRICE IS SUBJECT TO ADJUSTMENT UPON THE OCCURRENCE OF CERTAIN CAPITAL CHANGES OF HUBCO AS PROVIDED IN THE AGREEMENT.

     The Common Stock is quoted on the NASDAQ National Market System under the symbol "HUBC." The last reported sale price of the Common Stock prior to the date of this Subscription, Stockholder and Community Offering Prospectus
("Prospectus") was $    per share on January  , 1994. See "MARKET PRICE AND
DIVIDENDS OF HUBCO."

     An order form (the "Subscription Form") accompanies this Prospectus. Any person who wishes to subscribe for shares of Common Stock in the Subscription, Stockholder or Community Offering must complete and execute the Subscription Form, indicating the dollar amount of Common Stock subscribed for. The minimum subscription in the Subscription Offering is 25 shares. The minimum subscription in the Stockholder and Community Offerings is 100 shares. Each subscriber, together with any associates of, or persons acting in concert with, such subscriber, may subscribe for no more than 5% of the total number of shares of Common Stock issued in the Merger Conversion or approximately 97,222 shares, subject to decrease as described elsewhere in this Prospectus. See "SUBSCRIPTION PROCEDURES--Minimum and Maximum Limitations on Purchases."

     Each subscriber should remit full payment with the Subscription Form in cash (only if delivered in person), or by check or money order. If the subscription is made in the Subscription Offering, the subscriber may also pay by authorizing withdrawal from a Statewide deposit account. Statewide will waive any applicable penalties for early withdrawal from certificate of deposit accounts in connection with the Offerings. See "SUBSCRIPTION PROCEDURES--Payment for Shares." NO PERSON IS REQUIRED TO SUBSCRIBE FOR SHARES IN ANY OFFERING.

     The subscriber may deliver the Subscription Form, together with payment, either in person to any Statewide office, or by using the enclosed postage paid return envelope. From the date payment is received until the Closing Date or the date the Merger Conversion is terminated (the "Termination Date"), subscription funds remitted will accrue interest at Statewide's passbook rate, which is currently 2.50% per annum. Funds for which withdrawal is authorized from an Eligible Statewide Account will continue to accrue interest at the account rate until the Closing Date or the Termination Date. See "SUBSCRIPTION PROCEDURES--Payment for Shares" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES--Interest Payments and Backup Withholding." Each subscriber will receive as many whole shares of Common Stock as are permitted to be purchased with the amount of funds submitted by the subscriber, subject to certain purchase limitations and subject also to reduction if the Offerings are oversubscribed. See "SUBSCRIPTION PROCEDURES--Minimum and Maximum Limitations on Purchases" and "--Settlement for Shares; Delivery of Certificates" and "--Oversubscription."


     ANY QUESTIONS CONCERNING THE SUBSCRIPTION PROCEDURE OR ANY RELATED MATTERS SHOULD BE DIRECTED TO THE STATEWIDE STOCK INFORMATION CENTER, 70 SIP AVENUE, JERSEY CITY, NEW JERSEY 07306, TELEPHONE NUMBER(201)795-7689.


     FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED BY SUBSCRIBERS, SEE "INVESTMENT CONSIDERATIONS." Subscribers also should consider carefully the tax consequences associated with purchasing shares of Common Stock at the Subscription Purchase Price and certain related information. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

     The number of shares of Common Stock being offered hereby is an estimate based on a preliminary appraised value of Statewide prepared by Kaplan Associates of $35 million ("Preliminary Appraised Value") and an assumption that all shares being offered hereby will be sold in the Subscription and Stockholder Offerings at a price of $18.00 per share. The Preliminary Appraised Value will be updated promptly following the Subscription Expiration Date. The actual number of shares of Common Stock being offered hereby may increase or decrease without a resolicitation of subscribers if the updated appraised value (the "Final Appraised Value") differs from the Preliminary Appraised Value, the Subscription Purchase Price differs from $18.00 per share and/or not all shares offered hereby are sold in the Subscription and Stockholder Offerings. Also, if the price per share changes, no solicitation will be required. However, if the Final Appraised Value is lower than $29.75 million or higher than $40.25 million (the "Estimated Valuation Range"), approval of the Commissioner will be required in order to complete the Offerings. Such approval would be conditioned upon a resolicitation of subscribers, who would have the opportunity to increase, decrease or rescind their subscriptions. Subscriptions that are not amended or affirmed would be considered automatically rescinded. See "SUBSCRIPTION PROCEDURES--Number of Shares of Common

Stock." A copy of the updated appraisal will be filed with the Securities and Exchange Commission by means of a post-effective amendment to the Registration Statement of which this Prospectus is a part. See "AVAILABLE INFORMATION."

     The consummation of the Merger Conversion is dependent upon the satisfaction or, in certain cases, waiver of various conditions, including receipt of all required regulatory approvals, the sale in the Offerings and, if necessary, the Public Offering, of an aggregate dollar amount of Common Stock equal to the Final Appraised Value and approval by the voting members of Statewide of the Plan. If the conditions necessary to consummate the Merger Conversion are not satisfied, all subscription payments received will be promptly returned to subscribers, together with interest earned, and all authorizations for withdrawal from accounts at Statewide will be cancelled. See "THE MERGER CONVERSION--Conditions to Closing." The Agreement provides that either HUBCO or Statewide may terminate the transaction if any required application for regulatory approval is denied or is approved with certain adverse conditions or if the Merger Conversion is not consummated by March 31, 1994. See "THE MERGER CONVERSION--Termination."


     Although it is anticipated that the Closing Date and delivery of the stock certificates will occur as soon as practicable after the expiration of the Offerings, there can be no assurance that delays will not occur. Subscribers may not be able to sell the shares purchased until certificates are delivered. See "INVESTMENT CONSIDERATIONS."

     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, COMMON STOCK IN THE PUBLIC OFFERING. THE COMMON STOCK, IF ANY, TO BE OFFERED IN THE PUBLIC OFFERING WILL BE OFFERED ONLY BY MEANS OF A SEPARATE PUBLIC OFFERING PROSPECTUS.

                                    ---------------

FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS, SEE "INVESTMENT CONSIDERATIONS."

                                    ---------------

                       LOCATION OF BANK BRANCHES OF HUBCO, INC.,
                  STATEWIDE SAVINGS BANK AND WASHINGTON BANCORP, INC.



















(BULLET)  Hudson United Bank
(STAR)    HUBCO Executive and Home Office
(BOX)     Statewide Savings Bank
(DIAMOND) Washington Savings Bank

     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

                                 AVAILABLE INFORMATION

     HUBCO is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission").

     All reports, proxy statements and other information filed by HUBCO may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at the Commission's regional offices at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 75 Park Plaza, 14th Floor, New York, New York 10007. Copies of such material may also be obtained upon payment of applicable charges from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     HUBCO has filed with the Commission under the Securities Act of 1933 a Registration Statement on Form S-3 relating to the securities offered hereby (together with all amendments and supplements thereto, the "Registration Statement"), of which this Prospectus constitutes a part. This Prospectus omits certain information and documents contained in the Registration Statement, and reference is made to the Registration Statement, including the exhibits thereto, for further information with respect to HUBCO and the securities offered hereby. Statements contained in this Prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.


                    INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by HUBCO with the Commission are incorporated in this Prospectus by reference:

          (a) HUBCO's Annual Report on Form 10-K for the year ended December31, 1992.

          (b) HUBCO's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993 and June 30, 1993 (as amended by Form 10-Q/A on September 23, 1993) and September 30, 1993.

          (c) HUBCO's Current Reports on Form 8-K dated January 26, March 26, April 14, May 21, June 30, July 9, October 12, and November 8, 1993 and January 20, 1994.

     All documents filed by HUBCO pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date hereof and prior to the completion of the Offerings made hereby are incorporated herein by reference and shall be deemed a part hereof from the respective dates such documents are filed. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     These documents, other than exhibits to such documents not incorporated therein by reference, are available to recipients of this Prospectus upon written or oral request and without charge from D. Lynn Van Borkulo-Nuzzo, Esq., Corporate Secretary, HUBCO, Inc., 3100 Bergenline Avenue, Union City, New Jersey 07087, (201) 348-2326.

                               RECENT DEVELOPMENTS

RECENT DEVELOPMENTS WITH RESPECT TO HUBCO

     On November 8, 1993, HUBCO's Board of Directors authorized a stock repurchase plan and authorized management to repurchase up to 10% of its outstanding common stock per year beginning immediately. At that time, HUBCO had approximately 6.9 million shares outstanding. As of February 1, 1994, HUBCO had repurchased 455,081 shares at a cost of $10,131,898 million, of which 12,300 shares have been reissued by HUBCO as awards under its restricted stock plan. HUBCO's management currently does not have intentions to purchase additional shares under the stock repurchase plan but intends to re-examine the issue from time to time. HUBCO's last repurchase of shares was on January 24, 1994.

     On January 14, 1994, HUBCO sold $25 million aggregate principal amount of subordinated debt in a private placement. The subordinated debentures bear interest at 7.75% per annum payable semi-annually. The debentures mature in 2004 (i.e., ten years after the date of original issuance) and payment of the principal of the debentures may be accelerated only upon the bankruptcy or insolvency of HUBCO or its major banking subsidiary. The debt was issued under an indenture intended to comply with the terms and conditions of the Trust Indenture Act of 1939 and HUBCO is obligated to register the subordinated debt with the SEC by July 13, 1994, for an exchange offer or in a resale transaction. The subordinated debt has been structured to comply with the current rules of the Board of Governors of the Federal Reserve System regarding debt which will qualify as Tier 2 capital under the FRB capital adequacy rules. HUBCO sold the debt as part of a long term strategy to raise capital and did not need the additional capital or funds raised to pay for existing acquisitions. HUBCO intends to use the net proceeds from the sale of the subordinated debt for general corporate purposes, including investments in and advances to HUBCO's subsidiaries, and for financing possible or future acquisitions of deposits and banking assets. Pending such use, HUBCO or its subsidiaries may temporarily invest the net proceeds in investment grade securities.

     HUBCO has outgrown the space at its headquarters office and commencing in late December 1993 HUBCO actively undertook a search for additional space to expand its headquarters operations. The Company may acquire a facility in the near future for its relocated headquarters office. While it is possible that the new headquarters could result in some additional expense, the Company does not anticipate that it will be material.

     In December 1993, the government appropriated money to allow the Resolution Trust Corporation ("RTC") to sell the remaining thrift institutions that are presently under RTC conservatorship, including a number of such institutions in New Jersey. The bidding process for such institutions has commenced and is expected to continue during the next several months. As it has in the past, HUBCO may bid on such institutions. HUBCO anticipates that if it does acquire such institutions it will only acquire branches and deposit liabilities. Management does not believe that the acquisition of such branches and deposit liabilities would have a material impact on the Company's earnings or reduce the capital ratios below the well capitalized classification, although the Company may experience some growth in assets and in the number of branches as a result of such acquisitions.

     On January 14, 1994, HUBCO issued a press release announcing its earnings for fourth quarter of 1993 and the fiscal year ended December 31, 1993. HUBCO reported earnings for the fourth quarter of 1993 of $3.76 million, or $.55 per share, compared to $2.95 million, or $.43 per share, for the fourth quarter of 1992. HUBCO reported earnings for the year ended December 31, 1993 of $14.2 million, or $2.06 per share, compared to $9.64 million, or $1.58 per share, in 1992.

     HUBCO's return on average equity increased to 19.34% at December 31, 1993 from 17.38% in 1992, and return on average assets increased to 1.44%, as compared with 1.05% in 1992. HUBCO's annualized return on average equity for the fourth quarter of 1993 was 19.51%, as compared with 17.7% for the fourth quarter of 1992. Annualized return on average assets increased to 1.44% for the 1993 fourth quarter from 1.27% for the same period of 1992.

     For the fourth quarter ended December 31, 1993, net interest income increased to $12.32 million from $11.16 million for the fourth quarter of 1992. Net interest income increased to $47.02 million for the year ended December 31, 1993 from $41.01 million for the year ended December 31, 1992. HUBCO's net interest margin for 1993 increased to 5.20% from 4.97% in 1992.

     Total non-interest expense for the fourth quarter of 1993 decreased to $7.35 million from $9.91 million for the fourth quarter of 1992. Total non-interest expense for 1993 decreased from $34.35 million at December 31, 1992 to $29.97 million at December 31, 1993 due to several one-time charges in 1992, including the charitable donation of an ORE property, and a substantial amortization of core deposit intangibles arising from 1992 acquisitions. HUBCO's efficiency ratio, which measures overhead expense as a percentage of recurring tax equivalent income, was 50% for the fourth quarter of 1993 and 53.2% for the year 1993.

     For the year ended December 31, 1993, total assets increased by 11.8% to $1.042 billion, total loans grew by 2.5% to $519 million and deposits expanded by 11.0% to $936 million. The growth in comparative totals is principally the result of the acquisition of certain assets and deposits from Pilgrim State Bank in 1993.

     Total non-performing assets at December 31, 1993 increased to $10.02 million, an increase of $2.27 million over the level of non-performing assets at December 31, 1992, due in part to the acquisition of assets from Pilgrim State Bank in the second quarter of 1993. Non-performing assets at year-end constituted .96% of total assets. At December 31, 1993, non-accrual loans totalled $5.53 million, constituting 1.07% of net loans, and non-performing loans increased to $7.71 million, constituting 1.5% of net loans, and representing an increase of $1.21 million over the level of non-performing loans in 1992. The provision for loan losses during 1993 was $3.6 million, a decrease of $516,000 from 1992. The reserve for possible loans losses ($10.81 million) represented 2.02% of loans and covered 195% of non-accrual loans, 140% of non-performing loans and 108% of non-performing assets at year-end.

     HUBCO's stockholders' equity at year-end was $78.84 million, compared with $68.31 million in 1992. As of December 31, 1993, HUBCO maintained a Tier 1 capital ratio of 13.48%, a total capital ratio of 14.73% and a leverage ratio of 7.18%. These ratios all exceeded the regulatory requirements for qualification as a well-capitalized institution of 6%, 10% and 5%, respectively.


RECENT DEVELOPMENTS WITH RESPECT TO WASHINGTON

     On January 28, 1994, Washington issued a press release announcing its earnings for fourth quarter of 1993 and the year ended December 31, 1993. Washington reported earnings for the fourth quarter of 1993 of $993,000 or $.43 per share compared to earnings of $306,000, or $.13 per share, and income before extraordinary item of $323,000, or $.14 per share, for the fourth quarter of 1992. There was no extraordinary item in the fourth quater of 1993. Washington reported earnings for the year ended December 31, 1993 of $2.82 million, or $1.23 per share, compared to $2.10 million, or $.92 per share, for 1992. Income before extraordinary item and cumulative effect of a change in accounting principle was $2.52 million, or $1.10 per share, for the year ended December 31, 1993, compared with $1.56 million, or $.68 per share, for the year ended December 31, 1992. Included in 1993 net income is $300,000, or $.13 per share, due to the cumulative effect of a change in accounting for income taxes as mandated by SFAS 109. During 1992, an extraordinary credit in the amount of $539,000, or $.24 per share, was recorded to utilize net operating loss carryforwards. There were no extraordinary items in 1993.

     Washington's reported $670,000 increase in income before extraordinary item for the fourth quarter of 1993 was primarily due to tax matters. Washington reported an income tax benefit of $703,000 for the quarter ended December 31, 1993 as compared to $11,000 for the comparable quarter of 1992. The $703,000 income tax benefit was primarily due to decreasing the deferred tax valuation allowance by $809,000 (to a zero balance), offset by regular tax expenses of $106,000. Income before taxes and extraordinary items decreased to $290,000 for the fourth quarter of 1993 as compared to $312,000 for the fourth quarter of 1992. The $22,000 decrease in income before taxes resulted from a decline in net gains on the sale of securities of approximately $433,000 and an increase in other non-interest expenses of approximately $212,000, due principally to merger costs, offset in part by a decrease in the provision for loan losses $280,000, a gain on the sale of a bank building of $187,000 in 1993, an increase in net interest income of approximately $100,000 and a decrease in REO expense (net) of $23,000. The 1992 extraordinary item represents an adjustment to the utilization of a net operating loss carryforward in the amount of $17,000.

     Washington's reported $967,000 increase in income before extraordinary item and cumulative effect of a change in accounting principle for the year ended December 31, 1993 as compared with 1992 was primarily due to tax matters. Washington reported an income tax benefit of $1.02 million for 1993 as compared to income tax expense of

$628,000 for 1992. The $1.02 million income tax benefit was principally due to the above-mentioned decrease in the deferred tax valuation allowance by $809,000 and receipt of an income tax refund of approximately $747,000 during the first quarter of 1993, offset by regular tax expense of $538,000. The income tax refund was the result of an overassessment of previously paid federal income taxes. Income before taxes, extraordinary items and cumulative effect of a change in accounting principle decreased to $1.51 million for the year ended December 31, 1993 as compared to $2.19 million for the year ended December 31, 1992. The $679,000 decrease was primarily due to a decrease in net gains on the sale of securities of $1.62 million, and an increase in REO expense (net) of $286,000, which were partly offset by a decrease in the provision for losses on loans of $680,000, a decrease in other non-interest expenses of $212,000, interest of $136,000 on the income tax refund discussed above, and a gain on the sale of a bank building of $187,000.

     At December 31, 1993, non-performing assets were $20.0 million as compared to $24.4 million at September 30, 1993, and $21.8 million at December 31, 1992. During the fourth quarter of 1993, Washington provided $70 thousand for losses on loans, compared to a provision of $350 thousand for the comparable period in 1992. During the year ended December 31, 1993, WAshington provided $420 thousand for losses on loans, compared to a provision of $1.1 million for 1992. At December 31, 1993, Washington's allowance for losses on loans and REO of $4.7 million approximated 21% of gross non-performing assets.

     At December 31, 1993, Washington has consolidated total assets, loans, deposits and stockholders' equity of approximately $282.6 million, $169.1 million, $246.0 million, and $33.5 million, respectively. In addition, Washington's leverage, Tier I and combined Tier I and Tier II risk-based capital ratios were 11.70%, 23.55% and 24.81%, respectively.

     In January 1994, the Federal Reserve Bank of New York rescinded the Memorandum of Understanding which Washington had previously signed.

     See "MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF WASHINGTON."


RECENT DEVELOPMENTS WITH RESPECT TO STATEWIDE

     Statewide does not release its earnings to the public in the ordinary course of its business.

                                        SUMMARY

     The following is a summary of certain portions of this Prospectus and is qualified by and should be read in conjunction with the detailed information and financial statements appearing herein or incorporated by reference into this Prospectus. HUBCO's financial information presented herein, including historical per share data and weighted average number of shares outstanding, has been adjusted to reflect a stock dividends declared by HUBCO on its Common Stock. The financial statements contained herein relating to Statewide are the financial statements of Statewide Savings Bank, S.L.A., the predecessor institution to Statewide.

     This Prospectus contains detailed information about and the financial statements of Washington Bancorp. Inc., a bank holding company which HUBCO has agreed to acquire pursuant to the terms of a certain Agreement and Plan of Merger. The Merger Conversion and the sale of Common Stock offered hereby is expected to be completed prior to HUBCO's acquisition of Washington Bancorp, Inc. Completion of the acquisition of Washington Bancorp, Inc. is not a condition precedent to completion of the Merger Conversion. Completion of the acquisition of Washington Bancorp, Inc. is subject to a number of conditions which are contained in the Agreement and Plan of Merger. There can be no assurances that the acquisition of Washington Bancorp, Inc. will be completed.


HUBCO

     HUBCO is a bank holding company whose principal operating subsidiary is Hudson United Bank (the "Bank"), a state-chartered commercial bank. The corporate headquarters of HUBCO and the main office of the Bank are located at 3100 Bergenline Avenue, Union City, New Jersey 07087; telephone (201) 348-2300.

     Incorporated in 1890, the Bank is a full service commercial bank which primarily serves small and mid-sized businesses and consumers in Northern New Jersey, its primary market area. The Bank currently operates 37 branches in Hudson, Bergen, Passaic, Essex, Middlesex and Morris Counties. The deposits of the Bank are insured by the Bank Insurance Fund (the "BIF") of the Federal Deposit Insurance Corporation (the "FDIC"). See "BUSINESS OF HUBCO--Hudson United Bank."

     As of September 30, 1993, HUBCO had consolidated assets of $1.039 billion, consolidated deposits of $936 million and consolidated stockholders' equity of $77 million. Based on assets, at September 30, 1993, HUBCO was the 12th largest commercial bank holding company headquartered in New Jersey. See "BUSINESS OF HUBCO--General."

     HUBCO's strategy is to enhance profitability and build market share through both internal growth and acquisitions. Since October 1990, HUBCO has acquired 24 branches, $802.1 million in deposits and $807.2 million in assets from six financial institutions in both government-assisted and private transactions. As a result of these transactions, HUBCO's asset base grew 38% to $932 million at year end 1992 from $673 million at year end 1991. In 1993, HUBCO's asset base grew 11% to $1.039 billion at September 30, 1993.

     If consummated, the Merger Conversion will increase HUBCO's total assets by approximately $496 million, or 47.7% of total assets at September 30, 1993, and increase the number of Bank branches from 37 to 50. See "INVESTMENT CONSIDERATIONS--Impact of Acquisitions on HUBCO" and "BUSINESS OF
HUBCO--Recent Acquisitions."

     Financial highlights of HUBCO include the following:

     Capital Position: At September 30, 1993, HUBCO had stockholders' equity of $76.7 million, or 7.4% of total assets, compared to stockholders' equity of $41.1 million, or 6.1% of total assets at December 31, 1991. This increase in stockholders' equity resulted primarily from the issuance of 1,897,500 shares of common stock in June 1992. At September 30, 1993, HUBCO exceeded all regulatory capital requirements, as its Tier 1 Risk Based Capital, Total Risk Based Capital and leverage capital ratios were 13.47%, 14.72% and 7.37%, respectively.

     Performance Ratios: Return on average assets was 1.05% for the year ended December 31, 1992, up from 0.82% in 1991 and 0.40% in 1990. For the nine months ended September 30, 1993, the annualized return on average assets was 1.44%. Return on average stockholders' equity was 17.38% for 1992. This compares to

12.75% in 1991 and 5.89% in 1990. For the nine months ended September 30, 1993, annualized return on average stockholders' equity was 19.28%.

     Net interest margin: The net interest margin increased to 4.97% in 1992 from 4.94% in 1991 and 4.72% in 1990, primarily as a result of lower funding costs and an increase in net interest earnings assets. For the nine months ended September 30, 1993, the net interest margin was 5.22%.

     Expenses: HUBCO's efficiency ratio, which measures operating expenses as a percentage of recurring revenue, improved to 54.3% for the nine months ended September 30, 1993 compared to 68.6% for the nine months ended September 30, 1992. Personnel expense as a percent of average total assets decreased significantly to 1.49% in 1992, from 1.85% in 1991 and 1.89% in 1990. This decrease was achieved despite the absorption of two acquisitions, which increased the branch system from 19 to 31 offices.

     Allowance for Possible Loan Losses: The allowance for possible loan losses represented 116.91% of nonperforming loans (excluding loans 90 days or more past due and still accruing) at the end of 1992 compared with 87.13% and 57.93% of nonperforming loans at December 31, 1991 and December 31, 1990 respectively. At September 30, 1993, the allowance for possible loan losses represented 129.04% of nonperforming loans.


PROPOSED ACQUISITION OF WASHINGTON BANCORP, INC.

     On November 8, 1993, HUBCO, the Bank, Washington Bancorp, Inc. ("Washington"), a Delaware corporation and bank holding company, and Washington Savings Bank, a New Jersey chartered stock savings bank wholly owned by Washington ("Washington Savings"), entered into an Agreement and Plan of Merger (the "Washington Merger Agreement") which, subject to the terms and conditions contained therein, provides for the merger of Washington with and into HUBCO and the merger of Washington Savings with and into the Bank. Under the terms of the Washington Merger Agreement, Washington shareholders will receive at their election, for each common share of Washington outstanding immediately prior to the merger, either $16.10 in cash or .6708 of a share of a new Series A Preferred Stock of HUBCO, provided, however, that no more than 49% of Washington's common stock may be exchanged for cash and no more than 51% may be exchanged for Preferred Stock. Each full share of Preferred Stock will have a stated value of, and be redeemable for, $24.00. Each full share of Preferred Stock also will be convertible into one share of HUBCO Common Stock. The holders of the Preferred Stock will be entitled to receive an annual dividend to be set annually on the basis of the average market price of HUBCO's Common Stock during a twenty consecutive business day period ending two days prior to the date the dividend is set. The dividend will range from $1.00 per share of Preferred Stock if the Common Stock is trading at $24.00 or higher, up to $1.68 per share if the Common Stock is trading below $19.00. If the Common Stock is trading between $19.00 and $23.99, the dividend will be between $1.56 and $1.10 per share. Upon consummation of the merger, two directors of Washington Savings will join the Board of Directors of the Bank.

     In connection with the execution of the Washington Merger Agreement, Washington issued HUBCO an option exercisable in certain circumstances to acquire up to 765,000 shares of Washington common stock at a price of $11.50 per share.

     Washington had $284.6 million in assets, including $24.4 million in non-performing assets, at September 30, 1993 and eight branch offices serving Northern New Jersey markets. See "BUSINESS OF WASHINGTON."

     Consummation of the transactions contemplated by the Washington Merger Agreement is subject to a number of conditions, including, among others, obtaining all necessary regulatory approvals and the approval of Washington's shareholders, the receipt by Washington of a fairness opinion and, to the extent necessary, the approval of HUBCO's stockholders. HUBCO has made a determination that a vote of HUBCO's stockholders will not be required.

     HUBCO has the right to terminate the Washington Merger Agreement for a number of reasons, including if there is a material adverse change in the business, operations or financial condition of Washington. Under the material adverse change clause, but without limiting the definition of a material adverse change, HUBCO has the right to terminate the Washington Merger Agreement if Washington's largest non-performing loan, a loan of approximately $9.0 million, representing approximately 35% of Washington's non-performing assets as of September 30, 1993, is not brought to performing status or if substantial steps are not taken to proceed with foreclosure on the loan. This non-performing loan is secured by a 450,000 square foot building which is rented to the Internal Revenue Service (the

"IRS") under a lease which is cancelable by the IRS upon 60 days' notice. The building is situated in northeast Philadelphia in a site with two other IRS facilities. The IRS announced in early December, 1993 that this site will be converted into a customer service center with a loss of 2,500 permanent and seasonal jobs. It has been reported in the press that the process of reducing the workforce at the northeast Philadelphia center will begin in 1996 and be complete in 1999. The effect, if any, of the conversion and reduction in workforce on the building securing this loan is unknown at this time. Although HUBCO anticipates that it will proceed with the acquisition of Washington, it continues to examine this loan and the circumstances surrounding the collateral and, accordingly, there can be no assurance that the acquisition of Washington by HUBCO will be consummated. If the acquisition of Washington is consummated, there can be no assurance that this non-performing loan or Washington's other non-performing assets will not have a material adverse impact upon HUBCO's financial performance. See "INVESTMENT CONSIDERATIONS--Significant Impact of Acquisitions on HUBCO".

     The Merger Conversion and the sale of Common Stock offered hereby is expected to be completed prior to HUBCO's acquisition of Washington. Completion of the acquisition of Washington is not a condition precedent to completion of the Merger Conversion. The acquisition of Washington is subject to a number of conditions, which are unrelated to the Merger Conversion.


STATEWIDE

     Statewide, headquartered in Jersey City, New Jersey, was organized in 1943 as a state-chartered savings and loan association under the name First Savings and Loan Association of Jersey City. In 1973, Statewide changed its name to Statewide Savings and Loan Association, and in 1988, to Statewide Savings Bank, S.L.A. As of September 30, 1993, Statewide had total assets of $510 million, total deposits of $432 million, and total retained earnings of $32 million, of which $15.2 million represented goodwill. Statewide's principal business is attracting deposits and investing primarily in one to four family mortgage loans and mortgage-backed securities and, to a lesser extent, consumer loans and investment securities. Through its wholly owned subsidiary, Statewide Financial Services, Inc., Statewide also engages in the sale of annuity products. Statewide's deposits are insured by the Savings Association Insurance Fund (the "SAIF") of the FDIC. The primary market area for Statewide includes the neighborhoods surrounding its 13 branch offices, which include Hudson, Union and Bergen Counties. See "BUSINESS OF STATEWIDE."

     Statewide will be the successor to Statewide Savings Bank, S.L.A. upon its conversion from a New Jersey state-chartered mutual savings and loan association to a state-chartered mutual savings bank. The eligible voting members of Statewide Savings Bank, S.L.A. have approved this charter conversion at a special meeting of members held October 5, 1993 and Statewide has filed applications for the charter conversion with the Office of Thrift Supervision (the "OTS") and the Commissioner which applications were approved on December 23 and December 29, 1993, respectively. The conversion to a savings bank is subject to the consummation of the Merger Conversion.


THE MERGER CONVERSION

     The Merger Conversion is subject to various conditions set forth in the Agreement. These conditions include approval of the Plan by Statewide's Voting Members (as defined herein) at a Special Meeting to be held at the main office
of Statewide, 70 Sip Avenue, Jersey City, New Jersey, on           , 1994 (the
"Special Meeting"); receipt of all regulatory approvals required to effect the Merger Conversion; the absence of a material adverse change in the business or financial condition of Statewide since March 31, 1993, the receipt by HUBCO and Statewide of an opinion of Clapp&Eisenberg,P.C., counsel to HUBCO, to the effect that the Merger Conversion will constitute one or more tax-free reorganizations under the Internal Revenue Code of 1986, as amended (the "Code"); and the sale of an aggregate dollar amount of the Common Stock equal to the Final Appraised Value of Statewide. There can be no assurance that the conditions necessary to consummate the Merger Conversion will be satisfied. If such conditions are not met or, in certain cases, waived, all subscription funds received, together with accrued interest, will be refunded to subscribers, and all authorizations for withdrawal from accounts at Statewide will be cancelled. Consummation of the Merger Conversion, including the sale of the Common Stock offered hereby, is not contingent on consummation of the Washington acquisition. See "SUBSCRIPTION PROCEDURES--Termination of Offering" and "THE MERGER CONVERSION--Conditions to Closing."

     Pursuant to the rules of the National Association of Securities Dealers, Inc. the RRP and a stock option plan adopted by the HUBCO Board of Directors in connection with the Merger Conversion will be submitted for approval to HUBCO stockholders. In the event HUBCO stockholders fail to approve the RRP and the stock option plan, HUBCO Common Stock could possibly be delisted from NASDAQ.

     As a result of the Merger Conversion, the existence of Statewide as a separate legal entity will cease and its business, assets and liabilities will become part of the Bank. See "THE MERGER CONVERSION--Overview." All of the branches and many of the employees, officers, and directors of Statewide are expected to be employed or retained by the Bank following consummation of the Merger Conversion. The Agreement requires that certain severance benefits be provided for Statewide employees who may not be retained by the Bank. See "THE MERGER CONVERSION--Employment, Other Agreements and Stock Awards."

     The terms of the Plan and the Agreement are the result of negotiations and discussions between management of HUBCO and management of Statewide and their respective counsel.

GENERAL INFORMATION REGARDING THE OFFERINGS

     The Offerings are being made pursuant to the Plan and the Agreement. The following summary does not purport to be complete, and is subject to, and qualified in its entirety by the Plan and the Agreement.

     This Prospectus, a Subscription Form, and additional information concerning the Offerings have been mailed to Eligible Account Holders, Other Voting Members, shareholders of HUBCO and certain Community Offering Residents (as defined herein). Additional copies of the Prospectus are available upon request from the Statewide Stock Information Center, 70 Sip Avenue, Jersey
City, New Jersey 07306, telephone number (201)          . In addition, any
questions or requests for additional information regarding the Merger Conversion and the Offerings may be directed to the Statewide Stock Information Center.

     Number of Shares. HUBCO has estimated that it is offering 1,944,444 shares hereby. This number is an estimate based on the midpoint of the Preliminary Appraised Value of Statewide prepared by Kaplan Associates of $35 million and an assumption that all shares being offered hereby will be sold in the Subscription Offering and Stockholder Offering at $18 per share. Using such assumptions, the number of shares offered will range from 2,236,111 shares at the maximum and 1,652,778 shares at the minimum of the ranges of the Preliminary Appraised Value of Statewide prepared by Kaplan Associates. The actual number of shares to be sold pursuant to this Prospectus may differ from the estimate of shares being offered. If subscriptions in the Subscription and Stockholder Offerings are received for an aggregate dollar amount of shares of Common Stock which is less than the Final Appraised Value, the actual number of shares to be issued will be determined by adding the sum of (i) the number of shares purchased at the Subscription Purchase Price in the Subscription Offering and Stockholder Offering and (ii) the number of shares purchased in the Community Offering or Public Offering, which will be determined by subtracting the aggregate dollar amount of shares purchased in the Subscription and Stockholder Offerings from the Final Appraised Value and dividing the result by the Community Purchase Price. If subscriptions in the Subscription and Stockholder Offerings are received for an aggregate dollar amount of shares of Common Stock which is equal to or greater than the Final Appraised Value, the actual number of shares to be issued will be determined by dividing the Final Appraised Value by the Subscription Purchase Price.

     Independent Appraisal. Kaplan Associates has determined the Preliminary Appraised Value of Statewide to be $35 million as of December 7, 1993. The Preliminary Appraised Value will be updated by Kaplan Associates and the Final Appraised Value determined after the Subscription Expiration Date. If the Final Appraised Value is higher or lower than $35 million, the aggregate dollar amount of shares offered in the Offerings will be correspondingly adjusted without a resolicitation of subscribers, as long as the Final Appraised Value remains within the Estimated Valuation Range of $29.75 million to $40.25 million. If Kaplan Associates determines that the Final Appraised Value is an amount that is not within this Estimated Valuation Range, approval of the Commissioner must be obtained to complete the Offerings. Such approval will be conditioned on a resolicitation of subscribers, who would have an opportunity to increase, decrease or rescind their subscriptions. Subcriptions that are not amended or affirmed would be considered automatically rescinded. The appraisal is not intended and must not be construed as a recommendation of any kind as to the advisability of purchasing Common Stock in the Offerings. See "SUBSCRIPTION PROCEDURES--Number of Shares of Common Stock."



     Statewide retained Kaplan Associates because it determined the Kaplan Associates was independent of Statewide, had experience in the area of corporate appraisal and, based upon its prior work in the field, would be acceptable to the regulatory authorities. In August 1993, both Statewide's board of directors and, at the board's direction, the compliance committee of the board of directors (the "Committee"), reviewed a summary valuation of Statewide prepared by Kaplan Associates. The summary valuation showed a valuation range of $29.75 million to $40.25 million, with a midpoint of $35 million. The Committee, with assistance of its financial advisor, reviewed the methodology used in the summary valuation as well as the assumptions underlying the summary valuation. Since the preliminary appraisal contained the same valuation range and methodology as the summary valuation, the Committee requested Statewide's Chief Executive Officer, Chief Operating Officer and the Chairman of the Committee to review the full preliminary appraisal on behalf of the Committee.

     Although Statewide's board of directors and the Committee reviewed the summary valuation and the preliminary appraisal, they did not seek to influence or change the appraisal. Federal regulations governing conversions require an independent valuation of the converting institution, which is why Statewide hired Kaplan Associates.

     Purchase Limitations. No subscriber, together with any associates of, or persons acting in concert with such subscriber, may purchase more than 5% of the total number of shares of Common Stock sold in the Merger Conversion. However, HUBCO and the Board of Directors of Statewide may, in their sole discretion and without further notice to or solicitation of subscribers or other prospective purchasers, decrease such maximum purchase limitation (except for purchases made on behalf of the RRP) down to 1% of the total shares of Common Stock sold in the Merger Conversion. The minimum purchase limitation is 25 shares of Common Stock in the Subscription Offering and 100 shares of Common Stock in the Stockholder, Community and Syndicated Community Offerings. See "SUBSCRIPTION PROCEDURES--Minimum and Maximum Limitations on Purchases." In the event of an oversubscription, shares will be allocated as described in "SUBSCRIPTION PROCEDURES--Oversubscription."

     Payment for Shares. A Subscription Form accompanies this Prospectus. In order to subscribe for shares, a subscriber must complete the Subscription Form, indicating the dollar amount of Common Stock subscribed for. The Subscription Form must be executed and returned, together with payment in person to any Statewide office, or by using the enclosed postage paid return envelope. Whether hand delivered or mailed, Subscription Forms must be received prior to 5:00 p.m. New Jersey Time on the Subscription Expiration
Date which is expected to be           , 1994, unless extended by Statewide
with the approval of HUBCO until        , 1994, without further approval of
the Commissioner or additional notice to subscribers.

     Subscription Forms, once delivered, may not be amended, modified or rescinded, unless permitted, in Statewide's discretion with HUBCO's approval, to correct immaterial irregularities. Payment must be made by cash (only if made in person), check or money order except as described below. Subscription funds received will be placed in an escrow account at Statewide. Interest on the funds deposited in this account will accrue at Statewide's passbook rate, which is currently 2.50% per annum, from the date payment is received until the Closing Date or the Termination Date. The amount of interest earned will be paid to each subscriber promptly after the Closing Date or the Termination Date.

     Subscribers may, instead of paying for shares in cash or by check or money order, provide instructions on the Subscription Form authorizing payment to be made through withdrawal by Statewide from Statewide accounts. Statewide will waive any applicable penalties for early withdrawal from certificate of deposit accounts. Funds for which withdrawal is authorized will remain in such accounts, earning interest at the account rate, but will not be available to the subscriber unless the Offerings are terminated.On the Closing Date, withdrawal will be made by Statewide in order to pay for the shares of Common Stock subscribed for. See "SUBSCRIPTION PROCEDURES--Payment for Shares."

     Settlement for Shares. The number of shares to be issued to a subscriber will be determined at the conclusion of the Merger Conversion and will depend on the dollar amount subscribed for and the purchase price (computed based on the Subscription Purchase Price with respect to the Subscription and Stockholder Offerings and the Community Purchase Price with respect to the Community Offering), subject to certain purchase limitations and/or allocation procedures due to oversubscription of shares. Promptly after the Closing Date, refunds (or release of funds designated for withdrawal from deposit accounts) will be made (i) in lieu of the issuance of fractional shares, (ii) as a result of subscription limitations, (iii) in the event and to the extent of oversubscription or (iv) if the Subscription Offering is terminated. Interest earned on all returned subscription funds also will be remitted to the subscribers.

     HUBCO will notify each subscriber of the applicable purchase price and will cause the certificates representing Common Stock purchased by each subscriber to be mailed promptly after the Closing Date. See "SUBSCRIPTION PROCEDURES--Settlement for Shares; Delivery of Certificates."


THE SUBSCRIPTION OFFERING

     Order of Priority. The shares of Common Stock being offered in the Subscription Offering are being offered in the following order of priority:
(i) Eligible Account Holders, who are depositors of record on December 31, 1992 of Statewide Savings Bank, S.L.A., whose deposits in Statewide Eligible Accounts totalled at least $50 in the aggregate and (ii) Other Voting Members, consisting of depositors and borrowers of Statewide Savings Bank, S.L.A. eligible to vote on the Plan who are not Eligible Account Holders and the RRP (Eligible Account Holders and Other Voting Members are sometimes collectively referred to herein as the "Eligible Subscribers"). NO ELIGIBLE SUBSCRIBER IS REQUIRED TO SUBSCRIBE FOR SHARES OF COMMON STOCK IN ANY OFFERING. See "DESCRIPTION OF THE OFFERINGS--Subscription and Stockholder Offerings." See also "SUBSCRIPTION PROCEDURES--Oversubscription."

     The Purchase Price. The Subscription Purchase Price will be equal to the lesser of (i) the Fixed Price or (ii) 95% of the Community Purchase Price. THE FIXED PRICE IS SUBJECT TO ADJUSTMENT UPON THE OCCURRENCE OF CERTAIN CAPITAL CHANGES OF HUBCO AS PROVIDED IN THE AGREEMENT. See "DESCRIPTION OF THE OFFERINGS--Subscription and Stockholder Offerings." Although the Subscription Purchase Price will be less than the Community Purchase Price, and is expected to be at a discount to the market price of the Common Stock, it is possible that because of fluctuations in the market price of the Common Stock the Subscription Purchase Price could be greater than the market price for the Common Stock on the Closing Date and/or the date subscribers receive stock certificates for their shares. MOREOVER, ALTHOUGH IT IS EXPECTED THAT THE CLOSING DATE AND THE DATE STOCK CERTIFICATES FOR THE SHARES ARE DELIVERED WILL OCCUR AS SOON AS PRACTICABLE AFTER THE SUBSCRIPTION EXPIRATION DATE, THERE CAN BE NO ASSURANCE THAT DELAYS WILL NOT OCCUR. UNTIL STOCK CERTIFICATES FOR SHARES ARE RECEIVED, PURCHASERS MAY NOT BE ABLE TO SELL THEIR SHARES. THUS, FOR THESE AND OTHER REASONS, THERE IS NO ASSURANCE THAT THOSE WHO PURCHASE SHARES OF COMMON STOCK IN THE SUBSCRIPTION OFFERING WILL BE ABLE TO SELL SUCH SHARES AT A PRICE EQUAL TO OR GREATER THAN THE SUBSCRIPTION PURCHASE PRICE. See "MARKET PRICE AND DIVIDENDS OF HUBCO" and "DESCRIPTION OF THE OFFERINGS--Subscription Offering."


THE STOCKHOLDER OFFERING

     Any shares of Common Stock offered but not subscribed for in the Subscription Offering are being offered in the Stockholder Offering to stockholders of HUBCO at the Subscription Purchase Price. Only stockholders of record as of December 31, 1993, shall be eligible to subscribe for shares in the Stockholder Offering. IN ACCORDANCE WITH THE PLAN, THE RIGHT TO SUBSCRIBE FOR SHARES IN THE STOCKHOLDER OFFERING IS SUBJECT TO THE RIGHT OF HUBCO TO ACCEPT OR REJECT SUCH SUBSCRIPTIONS IN WHOLE OR IN PART. See "DESCRIPTION OF THE OFFERINGS--The Subscription and Stockholder Offerings."

     If all shares of Common Stock are subscribed for in the Subscription Offering, no shares will be available for sale in the Stockholder Offering and all funds submitted by Stockholder Offering subscribers will be refunded, with interest earned. In the event of an oversubscription of shares subscribed for in the Stockholder Offering, the shares available will be allocated so that each subscriber receives up to 500 shares and thereafter pro rata on the basis of the amounts of the respective subscriptions. See "SUBSCRIPTION PROCEDURES--Oversubscription."


THE COMMUNITY OFFERING

     Any shares of Common Stock offered but not subscribed for in the Subscription and Stockholder Offerings are being offered to the general public at the Community Purchase Price in the Community Offering first, to natural persons residing in Bergen, Hudson and Union Counties, New Jersey, the counties in which Statewide maintains offices and then second to natural persons residing in the State of New Jersey ("Community Offering Residents"). The Community Purchase Price is defined as either (a) the Public Offering Price, or (b) if there is no Public Offering, the Average Closing Price rounded to the nearest cent, with any $.0050 rounded to the next highest $.0100. The Public Offering Price will be determined by negotiation between HUBCO and Ryan, Beck & Co., Inc. based on, among other factors, market conditions and the market price of the Common Stock immediately prior to commencement of the Public Offering. See "MARKET PRICE AND DIVIDENDS OF HUBCO." HUBCO may require a Community Offering Resident to provide reasonably satisfactory evidence that such person qualifies as a Community Offering Resident. All such determinations will be made by HUBCO in its sole discretion and will be final and conclusive. IN ACCORDANCE WITH THE PLAN, THE RIGHT TO SUBSCRIBE FOR SHARES IN THE COMMUNITY OFFERING IS SUBJECT TO THE RIGHT OF HUBCO TO ACCEPT OR REJECT SUCH SUBSCRIPTIONS IN WHOLE OR IN PART. See "DESCRIPTION OF THE OFFERINGS--The Community Offering."

     If all shares of Common Stock are subscribed for in the Subscription and the Stockholder Offerings, no shares will be available for sale in the Community Offering and all funds submitted in the Community Offering will be refunded, with interest earned. In the event of an oversubscription of shares subscribed for in the Community Offering, the shares available will be allocated so that each subscriber receives up to 500 shares, and thereafter pro rata, on the basis of the amounts of the respective subscriptions. See "SUBSCRIPTION PROCEDURES--Oversubscription."



PLAN OF DISTRIBUTION

     HUBCO has retained Community Capital to consult with HUBCO and to provide certain financial, advisory, administrative, marketing and sales services in connection with the Merger Conversion and the distribution of shares of Common Stock in the Subscription, Stockholder and Community Offerings. Depending upon market conditions, shares may be offered in the Community Offering to certain members of the general public on a best efforts basis by a selling group of broker-dealers to be managed by Community Capital or may be offered in the Public Offering. IN ACCORDANCE WITH THE PLAN, THE RIGHT TO ORDER SHARES IN THE PUBLIC OFFERING IS SUBJECT TO THE RIGHT OF RYAN, BECK & CO., INC. TO ACCEPT OR REJECT SUCH ORDERS IN WHOLE OR IN PART. The Public Offering will be made by means of a separate Prospectus. See "DESCRIPTION OF THE OFFERINGS--Plan of Distribution."


USE OF PROCEEDS

     The net proceeds from the sale of Common Stock in connection with the Merger Conversion are currently estimated to range from $27.9 million to $38.2 million. Such proceeds will be used by HUBCO to acquire all of the capital stock of Statewide to be issued in the Merger Conversion. Accordingly, the net proceeds initially will become part of the equity capital of Statewide, as a converted institution, and upon consummation of the Merger Conversion, will be added by the Bank to its funds available for general corporate purposes. Subject to regulatory limitations, the Bank may dividend funds to HUBCO for future acquisitions, if necessary. The net proceeds may be higher or lower than estimated depending upon the Final Appraised Value and actual expenses. See "USE OF PROCEEDS."


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following summary contains a description of the material federal income tax consequences of the Merger Conversion and is based on the federal income tax laws which are currently in effect. It does not purport to address all aspects of the possible federal income tax consequences of the Merger Conversion and it is not intended as tax advice to any person. All Eligible Subscribers in the Subscription Offering may recognize taxable gain as a result of the receipt of the Subscription Rights (as defined herein) and/or the exercise of the Subscription Rights. ACCORDINGLY, ALL ELIGIBLE SUBSCRIBERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES (INCLUDING STATE AND LOCAL TAX CONSEQUENCES) TO THEM OF THE MERGER CONVERSION AND OF ANY PURCHASE OF COMMON STOCK IN THE SUBSCRIPTION OFFERING AND ALSO SHOULD READ CAREFULLY THE ENTIRE DISCUSSION UNDER THE HEADING "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

     Tax Consequences to Statewide and HUBCO. Receipt of an opinion of counsel from the law firm of Clapp & Eisenberg, P.C., counsel to HUBCO, to the effect that the Merger Conversion will constitute one or more tax-free reorganizations within the meaning of Section 368(a) of the Code is a condition precedent to the obligations of HUBCO and Statewide to consummate the Merger Conversion. Assuming the Merger Conversion constitutes one or more tax-free reorganizations, neither Statewide nor HUBCO shall recognize taxable gain or loss on the transaction; however, Statewide will be required to restore its bad debt reserve for tax purposes. See "THE MERGER

CONVERSION--Conditions to Closing" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES--Reorganization Status."

     Tax Consequences to Eligible Subscribers. Assuming that the Merger Conversion constitutes one or more tax-free reorganizations under the Code, then under the historical application of the federal income tax laws by the Internal Revenue Service ("IRS"), as evidenced in private letter rulings issued over the past several years, Eligible Subscribers who are Eligible Account Holders will be treated for federal income tax purposes as having exchanged their deposit accounts and membership interests in Statewide for deposit accounts in the converted institution, nontransferable rights to subscribe for shares of Common Stock ("Subscription Rights") and interests in the liquidation account to be established in the Merger Conversion. In addition, Eligible Subscribers who are not Eligible Account Holders will be treated as having exchanged their deposit accounts, if any, and membership interests in Statewide for deposit accounts in the converted institution, if any, and Subscription Rights. Under this analysis, an Eligible Subscriber will be treated as recognizing taxable gain as a result of the Merger Conversion, but not in an amount in excess of the fair market value of the Subscription Rights and liquidation account interests that are deemed to have been received for federal income tax purposes by the Eligible Subscriber.


     Historically, taxpayers sometimes have taken the position that rights to purchase stock at fair market value do not have any independent value. This approach may not apply to the Subscription Rights to purchase shares of Common Stock at the Subscription Purchase Price because those Subscription Rights are expected to enable Eligible Subscribers to purchase the stock at less than fair market value. There is no precedent that clearly resolves how the Subscription Rights should be valued or how to determine the number of Subscription Rights issued to each Eligible Subscriber. The determination of the fair market value of the Subscription Rights will likely depend on a number of factors, including the excess of the market price of the Common Stock over the Subscription Purchase Price, the period during which the Subscription Rights are outstanding and exercisable, the non-transferability of the Subscription Rights, and perhaps other factors. Historically, interests in liquidation accounts established upon the conversion of mutual savings and loan associations to a stock form of ownership have been regarded as having only a nominal fair market value.

     An Eligible Subscriber who is treated as having received Subscription Rights in the Subscription Offering pursuant to the Merger Conversion should have a basis in such Subscription Rights equal to the fair market value of such Subscription Rights, which should be equal to the amount of gain, if any, recognized on the receipt of such Subscription Rights. A purchaser of Common Stock pursuant to the exercise of Subscription Rights should have a basis in such Common Stock that is equal to the purchase price paid therefor increased by his or her basis, if any, in the Subscription Rights exercised. The holding period in the Common Stock purchased pursuant to the exercise of Subscription Rights shall commence on the date such Subscription Rights are exercised, which should be the Closing Date. For a further discussion of the federal income tax consequences of the purchase of Common Stock pursuant to the Subscription Offering, see "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

     Tax Consequences to HUBCO Shareholders of Stockholder Offering. The receipt by shareholders of HUBCO of rights to purchase Common Stock pursuant to the Stockholder Offering should not give rise to taxable income, regardless of the fact that Common Stock possibly may be purchased pursuant to such rights at a price less than current fair market value. The stock rights received by shareholders of HUBCO should have a tax basis equal to zero, unless the rights are exercised, in which case the holder of the rights may elect to allocate a portion of the basis of his HUBCO stock held prior to the receipt of his stock rights to the stock rights in accordance with rules specified in the Code. If the stock rights are exercised, no taxable income or loss will be recognized by reason of such exercise, and if the rights are permitted to lapse unexercised, no taxable loss will be recognized. See "CERTAIN FEDERAL TAX CONSEQUENCES--Tax Consequences of Stockholder Offering to Shareholders of HUBCO".


FINANCIAL ACCOUNTING TREATMENT

     The Merger Conversion will be treated as a purchase for financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of Statewide are adjusted to their estimated fair market values at the date that the Merger Conversion is consummated. The resulting premiums and discounts will be accreted to and amortized against income, respectively, over the remaining estimated lives of the assets and liabilities on a level yield basis. For a discussion of the effects of the purchase accounting, see "PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL STATEMENTS."

PURCHASES BY OFFICERS, DIRECTORS AND BENEFIT PLANS

     Officers and Directors of Statewide are expected to subscribe for approximately 131,922 shares of Common Stock, or 6.78% of the shares sold in the Merger Conversion, assuming the sale of 1,944,444 shares. The RRP is expected to subscribe for 5% of the shares sold in the Merger Conversion, and an option plan has been adopted to grant officers and directors of Statewide options to purchase up to 10% of the shares sold in the Merger Conversion. See "DESCRIPTION OF THE OFFERINGS--Anticipated Subscriptions for Shares in the Subscription Offering by Statewide Directors and Executive Officers." Following the Merger Conversion, HUBCO's directors and management, along with Statewide's directors and executive officers, are expected to beneficially own approximately 10.26% of HUBCO's outstanding shares. See "SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT OF HUBCO" and "DESCRIPTION OF THE OFFERINGS--Anticipated Subscriptions for Shares in the Subscription Offering by Statewide Directors and Executive Officers."


BENEFITS TO STATEWIDE DIRECTORS AND EXECUTIVE OFFICERS

     In conjunction with the acquisition of Statewide, HUBCO has agreed to provide certain benefits to Statewide's directors, officers and employees. The Agreement provides that all directors of Statewide, other than full-time officers of Statewide, will be invited to become members of the Board of Directors of the Bank. Also, the Agreement provides that HUBCO will enter into a three year employment agreement with Clifford J. Adams, the President and Chief Operating Officer of Statewide, at a salary of not less than $135,890 per year and a three year consulting agreement with William F. Davidson, the Chairman and Chief Executive Officer of Statewide, at an annual retainer of $65,000 per year. The Agreement also provides for certain severance benefits for officers and employees in the event HUBCO undertakes any staff reductions.

     Moreover, upon consummation of the Merger Conversion, the officers and directors of Statewide will receive stock options to acquire an aggregate of 10% of the shares of the Common Stock issued in the Merger Conversion, or an anticipated 194,444 shares of Common Stock, at an exercise price equal to the Subscription Purchase Price. It is anticipated by HUBCO and Statewide that the nine directors of Statewide will each receive 10% of the option shares available, or approximately 19,444 shares, and the remaining 10%, or 19,444 shares, will be awarded to other senior management of Statewide. In addition, HUBCO has agreed to establish the RRP, the management recognition plan for officers and directors of Statewide, under which officers and directors will be entitled to receive awards of restricted stock. The RRP will purchase or acquire a number of shares equal to 5% of the shares to be sold in the Merger Conversion, or an anticipated 97,222 shares. HUBCO and Statewide anticipate that each of the 9 directors of Statewide will receive 10% of these shares, or approximately, 9,722 shares, and the remaining 10% of the shares in the RRP, or approximately 9,722 shares, will be awarded to other senior management of Statewide. See, "THE MERGER CONVERSION--Employment, Other Agreements and Stock Awards" and "DESCRIPTION OF THE OFFERINGS--Anticipated Subscription for Shares in the Subscription Offering by Statewide Directors and Executive Officers".


INVESTMENT CONSIDERATIONS

     See "INVESTMENT CONSIDERATIONS" for a discussion of additional factors to be considered prior to investing in the Common Stock.


SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables present selected consolidated financial and other data of HUBCO, Statewide and Washington. Results of operations for the nine months ended September 30, 1993 for HUBCO and Washington and for the six months ended September 30, 1993 for Statewide are derived in part from the unaudited consolidated financial statements included elsewhere in this Prospectus. The interim data have been prepared on the same basis as the other consolidated financial statements including, in the opinion of management of HUBCO, Statewide and Washington, all adjustments (which consist solely of normal recurring accruals except for the effects of the adoption of Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" for Statewide) necessary for a fair presentation of the results for the unaudited periods. The results of operations for the periods ended September 30, 1993 for HUBCO, Statewide and Washington are not necessarily indicative of the results that may be expected for any other period. This financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto for each of HUBCO, Statewide and Washington beginning on Page F-1 of this Prospectus and the other information contained in this Prospectus.

                                          SELECTED CONSOLIDATED FINANCIAL DATA OF HUBCO
                              NINE MONTHS ENDED
                                SEPTEMBER 30,                      YEARS ENDED DECEMBER 31
                            ---------------------  ------------------------------------------------------
                                 1993      1992         1992      1991      1990        1989       1988
                                 ----      ----         ----      ----      ----        ----       ----
                                                          (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
EARNINGS SUMMARY:
Interest income . . . . .   $   50,331   $ 50,713   $ 67,646   $ 51,759   $ 49,809   $ 51,113    $ 44,652
Interest expense. . . . .       15,634     20,779     26,633     25,287     26,818     27,820      22,435
                            ----------   --------   --------   --------   --------   --------    --------
Net interest income . . .       34,697     29,934     41,013     26,472     22,991     23,293      22,217
Provision for possible
 loan losses. . . . . . .        2,550      1,901      4,116      2,312      4,150      1,860         450
                            ----------   --------   --------   --------   --------   --------    --------
Net interest income after
 provision for
 possible loan losses . .       32,147     28,033     36,897     24,160     18,841     21,433      21,767
Other income. . . . . . .        6,416      5,411      7,657      5,471      4,532      4,196       3,396
Other expenses. . . . . .       22,618     24,637     34,349     22,274     20,013     19,863      17,824
                            ----------   --------   --------   --------   --------   --------    --------
Income before income
 taxes. . . . . . . . . .       15,945      8,807     10,205      7,357      3,360      5,766       7,339
Income tax provision. . .        5,498      2,116        564      2,336      1,145      2,457       2,086
                            ----------   --------   --------   --------   --------   --------    --------
Net Income. . . . . . . .   $   10,447   $  6,691    $ 9,641    $ 5,021    $ 2,215    $ 3,309     $ 5,253
                            ==========   ========   ========    =======    =======    =======     =======

PER SHARE DATA:
Weighted average common
 shares outstanding . . .        6,922      5,847      6,091      4,955      4,941      4,969       4,967
Net income per common
 share(6) . . . . . . . .        $1.51      $1.14      $1.58      $1.01      $0.45      $0.67       $1.06
Cash dividends per common
 share(6) . . . . . . . .        $0.32      $0.27      $0.40      $0.33      $0.33      $0.33       $0.32

BALANCE SHEET SUMMARY:
Investment securities . .   $  405,503   $333,966   $322,522   $138,915   $150,536   $ 89,177    $ 54,036
Loans, net. . . . . . . .      548,022    521,807    513,448    465,883    371,700    369,232     378,992
Total assets. . . . . . .    1,038,926    937,091    931,911    673,159    595,128    548,132     506,607
Deposits. . . . . . . . .      935,693    843,685    843,226    608,857    512,823    484,192     445,286
Stockholders' equity. . .       76,737     66,175     68,313     41,099     37,567     37,400      35,811

PERFORMANCE RATIOS:
Return on average assets.         1.44%(2)   0.98%(2)   1.05%      0.82%      0.40%      0.62%       1.07%
Return on average equity.        19.28(2)   17.26(2)   17.38      12.75       5.89       8.91       15.34
Dividend payout . . . . .        21.33      22.93      25.04      33.44      73.63      49.65       30.12
Average equity to average
 assets . . . . . . . . .         7.46       5.66       6.04       6.45       6.85       7.00        6.96
Net interest margin(3). .         5.22       4.90       4.97       4.94       4.72       4.92        5.06

ASSET QUALITY RATIOS:
Allowance for possible
 loan losses to
 total loans, net(1). . .         1.80       1.42       1.48       1.44       1.41        .82         .58
Allowance for possible
 loan losses to
 non-performing loans(4).       107.07      86.81      96.10      75.53      52.71      58.93       36.35
Allowance for possible
 loan losses to
 non-performing assets
 (excluding loans past due
 90 days or more and
 accruing). . . . . . . .        99.08      66.00      98.04      50.10      39.39      90.40       60.24
Non-performing loans to
 total loans,
 net(1)(4). . . . . . . .         1.68       1.63       1.54       1.90       2.67       1.38        1.59
Non-performing assets to
 total loans, net plus
 other real estate(1)(5).         2.09       2.41       1.78       3.09       3.77       1.38        1.59
Non-performing assets
 (excluding loans past due
 90 days or more and
 accruing) to total loans,
 net plus other real
 estate(1)(5) . . . . . .         1.80       2.13       1.51       2.84       3.53        .90         .96
Net charge-offs to average
 loans, net . . . . . . .          .14        .53        .91        .58        .54        .28         .15

- ---------------
(1)  Total loans are net of unearned income and deferred loan fees.
(2)  Annualized.
(3)  Computed on a tax equivalent basis.
(4)  Non-performing loans include non-accruing loans, loans past due 90 days or more and accruing and renegotiated loans.
(5)  Non-performing assets include non-performing loans plus other real estate.
(6)  Income per share and dividends paid have been restated to reflect a 10%
     stock dividend paid June 1, 1993.

                                            SELECTED CONSOLIDATED FINANCIAL DATA OF STATEWIDE
                                                SIX MONTHS ENDED
                                                AT SEPTEMBER 30,                     YEARS ENDED MARCH 31,
                                               ------------------    ----------------------------------------------------
                                                1993       1992        1993      1992      1991        1990        1989
                                                ----       ----        ----      ----      ----        ----        ----
                                                                            (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS:
 Interest and dividend income. . . . . . . .   $17,754    $20,930   $ 39,822    $ 44,400  $ 48,150   $ 52,202   $ 56,452
 Interest expense . . . . . . . . . . . . . .    8,845     11,919     21,829      30,605    37,387     42,252     42,928
                                               -------    -------   --------    --------  --------   --------   --------
 Net interest and dividend income before
  provision for loan losses . . . . . . . . .    8,909      9,011     17,993      13,795    10,763      9,950     13,524
 Provision for loan losses. . . . . . . . . .      360         26        193       1,933       186      3,762        194
                                               -------    -------   --------    --------  --------   --------   --------
 Net interest and dividend income after
  provision for loan losses . . . . . . . . .    8,549      8,985     17,800      11,862    10,577      6,188     13,330
 Other income . . . . . . . . . . . . . . . .      850      1,178      2,010       3,564     1,739      4,122     (2,720)
 Operating expenses . . . . . . . . . . . . .    6,060      6,072     12,233      12,964    13,611     13,386     11,586
                                               -------    -------   --------    --------  --------   --------   --------
 Income (loss) before income taxes
  and extraordinary credit. . . . . . . . . .    3,339      4,091      7,577       2,462    (1,295)    (3,076)      (976)
 Income taxes . . . . . . . . . . . . . . . .    1,001      1,351      2,490       1,461        35         77         64
 Income before extraordinary credit and
  change in accounting principle. . . . . . .    2,338      2,740      5,087       1,001    (1,330)    (3,153)    (1,040)
 Extraordinary credit from utilization of
  net operating loss carryforward . . . . . .        0          0          0       1,233         0          0          0
                                               -------   --------   --------    --------  --------   --------   --------
 Cumulative effect of change in
  accounting principle. . . . . . . . . . . .      669          0          0           0         0          0          0
 Net income (loss). . . . . . . . . . . . . .  $ 3,007    $ 2,740    $ 5,087     $ 2,234   $ 1,330)   $(3,153)   $ 1,040)
                                               =======    =======    =======     =======  ========   ========   ========

                                                AT SEPTEMBER 30,                         AT MARCH 31,
                                                ----------------     ----------------------------------------------------
                                                1993       1992        1993      1992        1991      1990       1989
                                                ----       ----        ----      ----        ----      ----       ----
                                                                              (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
 FINANCIAL CONDITION:
 Total assets . . . . . . . . . . . . . . . .  $510,259  $530,421   $517,885    $531,785  $529,225   $564,786   $599,125
 Deposits . . . . . . . . . . . . . . . . . .   432,064   451,388    440,034     460,926   454,783    484,939    488,317
 Investment securities. . . . . . . . . . . .    17,180    28,986     18,224      23,945    23,580     38,694     37,764
 Mortgage-backed securities available for
 sale . . . . . . . . . . . . . . . . . . . .     6,242         0      7,517           0         0          0          0
 Mortgage-backed securities . . . . . . . . .   214,731   196,201    208,248     180,304   142,693    133,331    141,526
 Loans receivable, net. . . . . . . . . . . .   211,452   248,408    230,929     264,914   308,905    343,320    373,547
 Federal Home Loan Bank advances. . . . . . .    42,992    48,241     45,092      43,392    49,192     46,492     52,792
 Retained earnings, substantially restricted.    31,319    25,965     28,312      23,225    20,991     22,321     25,474

SELECTED FINANCIAL RATIOS:
 Return on average total assets. . . . . . .       1.18%     1.03%      0.96%       0.42%    (0.24)%    (0.54)%    (0.16)%
 Return on average retained earnings . . . .      20.14     21.96      19.43       10.16     (6.14)    (12.19)     (3.90)
 Average retained earnings to average
  total assets. . . . . . . . . . . . . . . .      5.83      4.68       4.95        4.15      3.98       4.42       4.21
 Allowance for loan losses to total loans
  at end of period. . . . . . . . . . . . . .      0.49      0.56       0.59        0.69      0.54       0.57       0.02
 Nonperforming loans to total loans at
  end of period . . . . . . . . . . . . . . .       .96      1.42       1.23        1.22      4.17       2.24       0.71
 Allowance for loan losses to
  nonperforming loans . . . . . . . . . . . .     51.45     65.86      47.23       56.42     13.00      25.49       2.85
 Nonperforming assets to total loans and
  real estate owned . . . . . . . . . . . . .      5.74      6.61       5.77        6.51      7.10       4.58       0.82

OTHER DATA:
 Number of:
  Outstanding real estate loans originated. .     2,083     2,447      2,280       2,578      2,851      3,058     3,199
  Deposit accounts. . . . . . . . . . . . . .    48,714    53,825     50,807       6,671     56,531     60,996    64,560
  Full service offices open . . . . . . . . .        13        13         13          13         13         13        15

                                        SELECTED CONSOLIDATED FINANCIAL DATA OF WASHINGTON
                                   Nine Months Ended
                                     September 30,                        Year ended December 31,
                                  -------------------  --------------------------------------------------------
                                  1993      1992        1992        1991       1990        1989         1988
                                  ----      ----        ----        ----       ----        ----         ----
                                                                  (Dollars in thousands)
Operating data:
 Interest income. . . . . . . $ 14,104    $ 16,849   $ 21,879    $ 27,594    $ 31,301   $ 33,142    $ 32,550
 Interest expense . . . . . .    6,825       9,527     12,191      19,119      22,543     23,730      20,537
                              --------    --------   --------    --------    --------   --------    --------
 Net interest income. . . . .    7,279       7,322      9,688       8,475       8,758      9,412      12,013
 Provision for losses on
  loans . . . . . . . . . . .      350         750      1,100       1,500       2,350      6,927      10,765
                              --------    --------   --------    --------    --------   --------    --------
 Net interest income after
  provision for losses on
  loans . . . . . . . . . . .    6,929       6,572      8,588       6,975       6,408      2,485       1,248
 Other income . . . . . . . .      637       1,765      2,290       2,569         859        585         749
 Other expenses . . . . . . .    6,350       6,464      8,693       9,306      10,674      7,959       6,374
                              --------    --------   --------    --------    --------   --------    --------
 Income/(loss) before income
  taxes, extraordinary items
  and change in accounting
  principle . . . . . . . . .    1,216       1,873      2,185         238      (3,407)    (4,889)     (4,377)
 Income tax exp/(benefit) . .     (315)        639        628         552      (1,538)      (989)       (478)
                              --------    --------   --------    --------    --------   --------    --------
 Income/(loss) before
  extraordinary items and
  change in accounting
  principle . . . . . . . . .    1,531       1,234      1,557        (314)     (1,869)    (3,900)     (3,899)
 Extraordinary items. . . . .      --          556        539      (1,034)        --         --          --
 Change in accounting
  principle . . . . . . . . .      300         --         --          --          --         --          --
                              --------    --------   --------    --------    --------   --------    --------
 Net income/(loss). . . . . . $  1,831    $  1,790   $  2,096    $ (1,348)   $ (1,869)  $ (3,900)   $ (3,899)
                              ========    ========   ========    ========    ========   ========    ========

PER SHARE DATA:
 Weighted average common
  shares outstanding. . . . .    2,270       2,267      2,276       2,264       2,264      2,262       2,246
 Income per share:
 Income before extraordinary
  item and cumulative effect
  of change in accounting
  principle . . . . . . . . .     0.68        0.55       0.68       (0.14)     (0.83)      (1.72)      (1.74)
 Extraordinary item . . . . .      --         0.24       0.24        (.46)       --          --          --
 Cumulative effect of change
  in accounting principle . .     0.13         --         --          --         --          --          --

 Net income per share . . . .     0.81        0.79       0.92       (0.60)      (0.83)     (1.72)      (1.74)
 Dividends per share. . . . .      --          --         --          --         0.07       0.28        0.15

BALANCE SHEET SUMMARY:
 Investment and mortgage-
  backed securities . . . . . $ 79,420    $ 52,282   $ 67,575    $ 56,455    $ 79,904   $ 57,677    $ 16,793
 Loans, net . . . . . . . . .  183,890     194,265    191,501     195,508     230,557    244,714     311,758
 Total assets . . . . . . . .  284,597     287,676    285,771     293,727     337,626    351,281     367,539
 Deposits . . . . . . . . . .  248,331     253,190    252,623     259,021     275,327    273,383     283,778
 Stockholders' equity . . . .   32,345      30,148     30,469      28,216      29,215     30,830      34,996

PERFORMANCE RATIOS:
 Return on average assets . .     0.64%       0.62%      0.72%      -0.42%      -0.54%     -1.08%      -1.12%
 Return on average equity . .     6.01%       6.25%      7.21%      -4.72%      -6.16%    -11.16%     -10.05%
 Dividend payout. . . . . . .     -.--%       -.--%      -.--%       -.--%      -8.43%    -16.54%      -8.85%
 Average equity to average
  assets. . . . . . . . . . .    10.67%       9.88%     10.03%       8.91%       8.78%      9.70%      11.12%
 Net interest margin. . . . .     3.57%       3.56%      3.55%       2.80%       2.65%      2.69%       3.59%

ASSET QUALITY RATIOS:
 Allowance for losses on
  loans to total loans,
  net . . . . . . . . . . . .     1.55%       1.34%      1.45%       1.53%       1.12%      1.93%       1.21%
 Allowance for losses on
  loans to non-performing
  loans . . . . . . . . . . .    17.21%      22.83%     31.52%      17.97%      14.86%     27.01%      22.07%
 Allowance for losses on
  loans and REO to
  non-performing assets
  (excluding loans past
  due 90 days or more and
  accruing) . . . . . . . . .    17.53%      15.89%     19.39%      14.14%      12.00%     18.77%      22.07%
 Non-performing loans to total
  loans, net. . . . . . . . .     9.02%       5.89%      4.60%       8.51%       7.52%      7.14%       5.50%
 Non-performing assets to
  total loans, net plus other
  real estate, net. . . . . .    12.72%      11.69%     10.66%      14.03%      11.83%      9.96%       5.50%
 Non-performing assets
  (excluding loans past due 90
  days or more and accruing)
  to total loans, net plus
  other real estate, net. . .    12.72%      11.69%     10.66%      14.03%      11.83%      9.96%       5.50%
 Net charge-offs to average
  loans, net. . . . . . . . .     0.14%       0.56%      0.66%       0.47%       1.89%      2.07%       2.62%

                            SUMMARY SELECTED PRO FORMA DATA

     The following presents certain unaudited information from the Pro Forma Combined Condensed Statement of Income for the nine months ended September 30, 1993 after giving effect to the Merger Conversion, the acquisition of Washington, the issuance of $25,000,000 of 7.75% subordinated debentures due 2004 (completed on January 14, 1994) and the purchase by HUBCO of 442,781 shares of Common Stock at a cost of $9,869,000 under its stock repurchase plan, which shares are available for reissuance in the Merger Conversion, as if such transactions had been consummated on January 1, 1992. Also presented is certain unaudited pro forma combined financial information from the Pro Forma Combined Condensed Statement of Condition of HUBCO at September 30, 1993 after giving effect to the Merger Conversion, the acquisition of Washington, the issuance of the subordinated debentures and HUBCO's repurchase of shares of Common Stock as if such transactions had been consummated on September 30 1993. The pro forma information is based on the historical financial statements of HUBCO, Statewide and Washington after giving effect to the Merger Conversion, acquisition of Washington and issuance of subordinated debentures by HUBCO using the purchase method of accounting and based upon the assumptions and adjustments which are set forth elsewhere in this Prospectus. See "PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION". The pro forma financial information assumes that the gross proceeds from the sale of Common Stock in connection with the Offerings will total $35 million, that 1,944,444 shares of Common
Stock will be sold at a Subscription Purchase Price of $18.00 per share and that HUBCO will pay an aggregate of $40,394,000 including the issuance of a total of 829,995 shares of Series A Preferred Stock in connection with its acquisition of Washington. In addition, the pro forma financial information assumes net proceeds of $24,671,000 from the issuance of the $25,000,000 of subordinated debentures.

     Also presented are certain selected ratios derived from the pro forma information which should be read and compared to HUBCO's historical information. See "SELECTED FINANCIAL INFORMATION OF HUBCO."

     The unaudited pro forma information should be read in conjunction with the consolidated financial statements and related notes included in this Prospectus. The pro forma information is not necessarily indicative of operating results which would have been achieved had the mergers been consummated as of the beginning of such periods presented and should not be construed as being representative of future periods.

                PRO FORMA COMBINED UNAUDITED FINANCIAL INFORMATION


                                                 NINE MONTHS ENDED
                                                SEPTEMBER 30, 1993
                                                ------------------
                                              (DOLLARS IN THOUSANDS,
                                             EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS:
 Net interest income before provision
  for loan losses . . . . . . . . . . . .         $  53,846
 Provision for possible loan losses . . .             3,440
 Net interest income after provision for
  possible loan losses. . . . . . . . . .            50,406
 Income before income taxes . . . . . . .            22,754
 Net income before cumulative effect of
  change in accounting
  principle . . . . . . . . . . . . . . .            15,671

FINANCIAL CONDITION AT END OF PERIOD:
 Total assets . . . . . . . . . . . . . .         1,830,848
 Total deposits . . . . . . . . . . . . .         1,621,718
 Total stockholders' equity . . . . . . .           119,834

PER SHARE DATA:
 Net income per common share--primary(4).              1.74
 Net income per common share--fully
  diluted . . . . . . . . . . . . . . . .              1.69
 Book value per common share. . . . . . .             11.85

SELECTED RATIOS:(1)
 Performance ratios:
  Return on assets. . . . . . . . . . . .              1.14%
  Return on common stockholders' equity .             20.91
 Capital adequacy ratios:
  Total stockholders' equity to assets. .              6.55
  Tier 1 leverage ratio . . . . . . . . .              6.40
 Risk-based capital ratios:
  Tier 1 capital. . . . . . . . . . . . .             13.47
  Total capital . . . . . . . . . . . . .             17.53
 Asset quality ratios:
  Allowance for possible loan losses to
   total loans, net . . . . . . . . . . .              1.43
  Non-performing assets to total loans
   net plus other real estate(2). . . . .              4.54
  Non-performing assets to total assets .              2.42
  Allowance for possible loan losses to
   non-performing loans(3). . . . . . . .             49.45

- --------------------
(1)  Ratios are based on period end.

(2) Non-performing assets consist of non-accruing loans, loans past due 90 days and still accruing, renegotiated loans and real estate acquired in settlement of loans, including in-substance foreclosures.

(3) Non-performing loans consist of non-accruing loans, loans past due 90 days and still accruing and renegotiated loans.

(4) After consideration of Series A preferred dividends of $1,045 (representing an annual dividend of $1.68 per share), the maximum dividend applicable under the proposed Washington Merger Agreement.

                               INVESTMENT CONSIDERATIONS

     The following factors, among others described throughout this Prospectus, should be considered carefully by prospective investors in the Common Stock offered hereby.


SIGNIFICANT IMPACT OF ACQUISITIONS ON HUBCO

     HUBCO's profitability and its financial condition may be significantly impacted by the continuing implementation of its acquisition strategy and by the consummation of the Statewide Merger Conversion and the acquisition of Washington.

     If the Merger Conversion and the acquisition of Washington are both consummated HUBCO will add 21 branch offices (some of which it may close) and approximately $800 million in assets, increasing HUBCO's branches by more than 50% and its assets by more than 75%. While HUBCO has successfully absorbed smaller institutions in the recent past, no assurance can be given that HUBCO will be able to efficiently integrate the operations of Statewide and Washington with HUBCO's operations or to operate the resulting entity profitably.

     Moreover, it is likely that an expansion of this magnitude will necessitate substantially increased staffing in HUBCO's operations. While HUBCO's management team has developed substantial experience and skill in integrating acquired institutions and their personnel into HUBCO, given the significant impact on operations which would result from the Merger Conversion and the Washington acquisition, there can be no assurances that HUBCO's Management will be able to manage the combination of HUBCO, Statewide and Washington to achieve the level of personnel integration or the cost savings achieved in its previous acquisitions. See "BUSINESS OF HUBCO--Recent Acquisitions".

     In addition to the other challenges presented by the acquisitions of Statewide and Washington, both institutions have a significant volume of non-performing assets, including non-accrual loans and real estate acquired in connection with collection actions on loans ("OREO properties"). At September 30, 1993, HUBCO had $9.9 million in non-performing assets, while Statewide had $10.7 million and Washington had $24.4 million. While HUBCO's management has successfully kept its non-performing assets to a minimum by adherence to strict underwriting standards and by aggressive collection efforts and other actions and intends to sell or liquidate many of the OREO properties and non-performing loans it will acquire, there can be no assurance that HUBCO's management will achieve its goals, or be able to deal with these problem assets effectively or profitably. Moreover, the acquisitions, taken as if they were consummated at September 30, 1993, will increase HUBCO's ratio of non-performing assets to total loans and ORE from 2.09 to 4.25 and will decrease HUBCO's coverage ratio on its allowance for possible loan losses to non-performing loans from 107.07% to 49.45%. While HUBCO expects to take aggressive action to sell and resolve the acquired non-performing assets and has the right to terminate the Washington Merger Agreement if certain steps are not taken with regard to Washington's largest non-performing loan, an approximately $9.0 million loan, no assurance can be given that the actions of HUBCO's management will substantially lessen HUBCO's exposure to non-performing assets acquired in these transactions.

     Acquisition Strategy. HUBCO seeks to enhance profitability and build market share through both internal growth and acquisitions. HUBCO's acquisition philosophy is to seek in-market or contiguous market opportunities which can be accomplished with little dilution to earnings. Since October of 1990, HUBCO has acquired assets and liabilities from six other financial institutions, through both government-assisted and private transactions. However, both the Merger Conversion and the acquisition of Washington represent traditional private transactions which HUBCO believes present a different level of risk than the government-assisted transactions previously undertaken by HUBCO. HUBCO intends to continue to seek acquisition opportunities that arise in its market area. There can be no assurance that HUBCO will be able to acquire additional financial institutions or, if additional financial institutions are acquired, that these acquisitions can be managed successfully to enhance the profitability of HUBCO. See "BUSINESS OF HUBCO--Recent Acquisitions."

     When evaluating acquisitions, HUBCO conducts a due diligence review to attempt to identify both risks and income potential and then attempts to structure a transaction which allows it to manage the risk while earning a fair return on the investment. The success of HUBCO's acquisition strategy depends on management's skill in identifying, analyzing, bidding on and acquiring banking entities or the assets and liabilities of such entities being sold by federal regulators, integrating such entities, assets and liabilities into HUBCO, and causing the resulting entity as a whole to operate profitably. Potential investors should not rely upon the financial information regarding HUBCO, Statewide and Washington contained in the Prospectus as necessarily being indicative of future operating results of the combined entities.

     Proposed Acquisition of Statewide. Upon consummation of the Merger Conversion, HUBCO's total assets will increase by approximately $496 million, resulting in a 47.7% increase in HUBCO's asset base from its level at September 30, 1993. An expansion of this magnitude will result in major changes in HUBCO's financial situation. Unlike most of HUBCO's other recent acquisitions, the Merger Conversion does not afford HUBCO the right to acquire only those loans of the acquired institution which HUBCO desires to retain. See "BUSINESS OF HUBCO--Recent Acquisitions--Acquisition of Statewide" and "USE OF PROCEEDS."

     Pursuant to the rules of the National Association of Securities Dealers, the RRP and a stock option plan adopted by the HUBCO Board of Directors in connection with the Merger Conversion will be submitted for approval to HUBCO stockholders after consummation of the Merger Conversion. In the event HUBCO stockholders fail to approve the RRP and the stock option plan, HUBCO Common Stock could possibly be delisted from NASDAQ. See "THE MERGER CONVERSION--Employment, Other Agreements and Stock Awards."


     Proposed Acquisition of Washington. The acquisition of Washington, if consummated, together with consummation of the Merger Conversion, will add
$774 million in assets to HUBCO, representing an increase of 74% over HUBCO's total assets from their level at September 30, 1993. Like the Statewide acquisition, but unlike most of HUBCO's other recent acquisitions, the Washington acquisition does not afford HUBCO the right to acquire only those loans of the acquired institution which HUBCO desires to retain. Washington has a significant volume of non-performing assets. At September 30, 1993, Washington had $24.4 million of non-performing assets. Moreover, since the execution of the Washington Merger Agreement, the IRS, which rents the building which secures Washington's largest non-performing asset, has announced that the site will be converted into a customer service center with a loss of 2,500 permanent and seasonal jobs. Although HUBCO anticipates that it will proceed with the acquisition of Washington, HUBCO is continuing to examine this loan and the circumstances surrounding the collateral and, accordingly, there can be no assurance that the acquisition of Washington by HUBCO will be consummated. If the acquisition of Washington is consummated there can be no assurance that this non-performing loan or Washington's other non-performing assets will not have a material adverse impact upon HUBCO's financial performance. See "BUSINESS OF HUBCO--Recent Acquisitions--Proposed Acquisition of Washington."


SUBSCRIPTION PURCHASE PRICE

     Subscribers in the Subscription Offering and the Stockholder Offering should not assume that they will have a profit simply because they are allowed to purchase HUBCO Common Stock at less than the market value. Because of fluctuations in the market price of the Common Stock, there can be no assurance that the Subscription Purchase Price will actually be less than, or even equal to, the market price for the Common Stock on the Closing Date and/or on the date on which subscribers receive certificates for their shares. Moreover, while stock certificates for shares of the Common Stock will be mailed as soon as practicable after the Closing Date, until such stock certificates are delivered to subscribers, subscribers may not be able to sell the shares of the Common Stock for which they have subscribed. Thus, for these and other reasons, there is no assurance that those who purchase shares of Common Stock in the Subscription and Stockholder Offerings will be able to sell such shares at a price equal to or greater than the Subscription Purchase Price.

     Moreover, because the market price of the Common Stock could decrease between now and the date the Subscription Purchase Price is determined, Eligible Subscribers and HUBCO stockholders might be able to purchase Common Stock in the open market prior to that date at a price lower than the Subscription Purchase Price. Any such open market purchase would permit the Eligible Subscriber and HUBCO stockholders to obtain the shares immediately, which would not be the case if the Eligible Subscriber and HUBCO stockholders purchased the shares through the subscription process, with its attendant delays in receipt of the shares.

     In addition, because the Subscription Purchase Price initially may be less than the market price for the Common Stock, subscribers may be inclined immediately to sell their shares in an attempt to realize any profit between the Subscription Purchase Price and the then-market price for the Common Stock. Depending upon their timing and volume, such sales could cause the market price for the Common Stock to decline so as to be equal to or less than the Subscription Purchase Price.

     All subscribers also should consider carefully the recent volatility of the market for equity securities of banks and bank holding companies. The market price for the Common Stock may be affected by adverse publicity surrounding the banking industry and by an increase in interest rates. See "MARKET PRICE AND DIVIDENDS OF

HUBCO" and "MANAGEMENT DISCUSSION & ANALYSIS OF HUBCO--Loan Portfolio--Interest Rate Sensitivity."


POTENTIAL IMPACT OF CHANGES IN INTEREST RATE ENVIRONMENT

     Significant changes in the interest rate environment, especially a shift to increasing interest rates from the falling rate environment experienced recently, may have a negative impact upon the profitability of HUBCO and that impact may be magnified by the acquisition of Statewide and if completed, the acquisition of Washington. In part, HUBCO has managed to become more profitable because it has increased its net interest margin in a falling rate environment. While HUBCO's management has taken some precautions to limit the impact of upward swings in interest rates, there can be no assurance that HUBCO could continue to perform as well if interest rates were to rise. Statewide and Washington both reported losses in the years 1989, 1990 and 1991 but both reported profits in the periods since 1991 as interest rates were falling. Moreover, both Washington and Statewide have a significant portion of their assets deployed in fixed rate instruments in their investment and loan portfolios and these instruments have helped their earnings as rates have fallen. While HUBCO may take certain actions to limit its exposure to interest rate increases after the consummation of the acquisitions, a rise in interest rates could have a material adverse effect on HUBCO's financial performance, especially after the consummation of both acquisitions. See "MANAGEMENT DISCUSSION AND ANALYSIS OF HUBCO--Loan Portfolio--Interest Rate Sensitivity."


THE BANKING INDUSTRY

     There are over 100 commercial banks throughout New Jersey, many of which have offices in Northern New Jersey. In addition, large banks in New York City compete for the business of New Jersey residents and businesses located in HUBCO's primary areas of trade. A number of other depository institutions compete for the business of individuals and commercial enterprises in New Jersey including savings banks, savings and loan associations, brokerage houses, financial subsidiaries of the retail industry and credit unions. Other financial institutions, such as mutual funds, consumer finance companies, factoring companies, and insurance companies, also compete with HUBCO for both loans and deposits. Competition for depositors' funds, for creditworthy loan customers and for trust business is intense.


PROPOSED LEGISLATION

     Statewide Savings Bank, S.L.A., as part of the Merger Conversion, will become a New Jersey chartered, SAIF-insured savings bank that is subject to regulation by the New Jersey Department of Banking (the "Department") and the FDIC. Statewide's Plan was prepared in accordance with the regulations of the Department and approved by the Commissioner. The FDIC presently does not have regulations governing mutual-to-stock conversions. On November 22, 1993, a bill was introduced in the United States House of Representatives entitled the "Mutual Bank Conversion Act." The proposed legislation states that no state-chartered savings bank may convert from the mutual form to the stock form on or after November 22, 1993, except in accordance with regulations adopted by the FDIC. These regulations are required to be substantially similar to the regulations of the OTS, the primary federal regulator of savings associations. Statewide believes that its Plan is similar to the conversion regulations prescribed by the OTS. Specifically, as required by OTS regulations, the amount of Common Stock being offered is equal to Statewide's appraised value, and the Common Stock is being offered first to the depositors of Statewide in accordance with priority categories that are essentially the same as those required by the OTS. However, as a matter of policy (not regulation), the OTS in connection with recent conversion applications has generally permitted tax-qualified stock benefit plans and non-tax-qualified stock benefit plans to purchase in the aggregate up to 14% of the number of shares offered in a conversion. The RRP and the stock option plan are expected to aggregate 15% of the shares offered in the Conversion. Also, as a matter of policy the OTS does not allow the stock offered by the acquiror in a merger conversion to be sold at more than a 5% discount to market value as of the closing of the merger conversion. This Merger Conversion may have a discount to market value of more than 5%. The proposed legislation requires the regulations to be prescribed by the FDIC to take effect within 90 days of the enactment of the legislation. It is uncertain whether or when such legislation may be passed, and, if passed, what the final contents of such legislation will be. If the legislation is passed as proposed with a retroactive November 22, 1993 effective date, it is uncertain what effect, if any, such legislation will have on Statewide's Merger Conversion or the stock benefit plans.

                          MARKET PRICE AND DIVIDENDS OF HUBCO

     The Common Stock is listed for quotation on the NASDAQ National Market System under the symbol "HUBC." Prior to March 1, 1993, the Common Stock was listed on the American Stock Exchange. The following table sets forth, for the indicated periods, the high and low closing prices for the Common Stock as reported by the NASDAQ National Market System or the American Stock Exchange, as the case may be, and the cash dividends per share of Common Stock declared for the indicated periods. The numbers have been restated to reflect a 10% stock dividend paid by HUBCO on June 1, 1993.



                                                     CASH
                                 PRICE RANGE       DIVIDENDS
                                ------- ------     DECLARED
                                HIGH        LOW    PER SHARE
                                ----       ----    ---------
1991
  First Quarter . . . . . .    $ 5 7/8    $ 4        $.08
  Second Quarter. . . . . .      6 1/2      5 7/8     .08
  Third Quarter . . . . . .      7 7/8      6 1/4     .08
  Fourth Quarter. . . . . .      9 1/4      6 3/4     .09
1992
  First Quarter . . . . . .     12 1/2      8 3/8     .09
  Second Quarter. . . . . .     12 5/8     10 5/8     .09
  Third Quarter . . . . . .     13         11 3/8     .09
  Fourth Quarter. . . . . .     16 7/8     12         .10(1)
1993
  First Quarter . . . . . .     24 5/8     16         .10
  Second Quarter. . . . . .     24 3/8     19         .11
  Third Quarter . . . . . .     25 1/4     20 1/4     .11
  Fourth Quarter  . . . . .     24 1/4     20         .12(1)
- --------------------
(1)  Plus a special year-end cash dividend of $.03 per share.

    On February 1, 1994, the last reported sale price of the Common Stock, as reported on the NASDAQ National Market System, was $23 per share. On
January 6, 1994, there were 1,599 holders of record of Common Stock and 6,585,980 shares outstanding.

    On November 10, 1993, HUBCO announced a stock repurchase program under which HUBCO may repurchase up to 10% of its outstanding stock each year. As of February 1, 1994, HUBCO had repurchased 455,081 shares of its Common Stock, or 6.56%, of its outstanding stock. HUBCO's management currently does not have intentions to purchase additional shares under the stock repurchase plan but intends to re-examine the issue from time to time. See "RECENT DEVELOPMENTS-- Recent Developments With Respect to HUBCO."


    The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. HUBCO has paid regular cash dividends since its inception in 1982. Although HUBCO currently intends to continue to pay cash dividends on the Common Stock, there can be no assurance that HUBCO's dividend policy will remain unchanged after completion of the Merger Conversion. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital, reserve requirements and the Board of Directors' consideration of other relevant factors. Moreover, HUBCO is subject to certain legal restrictions on the amount of dividends it is permitted to pay. See "REGULATION AND SUPERVISION OF HUBCO--Restriction on Dividend Payments."

                                    USE OF PROCEEDS

     The net proceeds from the sale of Common Stock in connection with the Merger Conversion are currently estimated to range from $27.9 million to $38.2 million. If the Preliminary Appraised Value is not adjusted, the net proceeds are estimated to be approximately $33 million. Such proceeds will be used by HUBCO to acquire all of the capital stock of Statewide in the Merger Conversion. Accordingly, the net proceeds initially will become part of the equity capital of Statewide, as a converted institution, and upon consummation of the Merger Conversion, will be added by the Bank to its funds available for general corporate purposes. See "PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL STATEMENTS." Subject to regulatory limitations, the Bank may dividend funds to HUBCO for future acquisitions, if necessary. The net proceeds may be higher or lower than estimated depending upon the Final Appraised Value and actual expenses.


                                CAPITALIZATION OF HUBCO

     The following table presents the historical consolidated capitalization, including deposits of HUBCO as of September 30, 1993, and the pro forma consolidated capitalization of HUBCO at that date, after giving effect to completion of both the Merger Conversion and the acquisition of Washington as well as the issuance of $25,000,000 in subordinated debt on January 14, 1994. The table below gives effect to the sale in the Merger Conversion of 1,944,444 shares of Common Stock at a price of $18.00 per share and the issuance in connection with the acquisition of Washington of 829,995 shares of preferred stock with a stated value of $24 per share and the other assumptions set forth under "PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL STATEMENTS". The table below also reflects the purchase by HUBCO of 455,081 shares of Common Stock under its stock repurchase plan, of which 12,300 shares have been reissued as awards under HUBCO's restricted stock plan and 442,781 shares retained as treasury stock to be reissued in the Merger Conversion. See "MARKET PRICE AND DIVIDENDS OF HUBCO". Any changes in the number of shares of Common Stock or preferred stock to be issued and the actual purchase price for shares of Common Stock from those assumed for purposes of this table may materially affect such pro forma capitalization.

                                 HISTORICAL         PRO FORMA COMBINED     PRO FORMA HUBCO,
                             SEPTEMBER 30, 1993          HUBCO AND           STATEWIDE AND
                                    HUBCO                STATEWIDE            WASHINGTON
                             ------------------     ------------------      ---------------
Deposit Accounts (1). . .        $935,693,292         $1,370,744,801         $1,621,718,801
                                 ============         ==============         ==============
Borrowings:
 Short-Term Debt. . . . .        $ 18,291,902         $   28,841,902         $   29,241,902
 Long-Term Debt . . . . .           1,000,000             26,000,000             26,000,000
                                 ------------         --------------         --------------
   Total Borrowings . . .        $ 19,291,902         $   54,841,902         $   55,241,902
                                 ============         ==============         ==============
Shareholders' Equity:
 Preferred Stock no par
  value, 3,300,000 shares
  authorized, none issued
  (829,995 shares to be
  issued and outstanding pro
  forma). . . . . . . . .        $    --              $    --                $   19,919,880
 Common Stock, no par value,
  13,200,000 shares
  authorized, 6,933,361 shares
  issued and 6,490,580
  outstanding (2)(8,435,024
  shares issued and
  outstanding pro forma).          18,492,114             22,496,209             22,496,209
 Capital in excess of par
  value . . . . . . . . .          49,047,408             68,220,305             68,220,305
 Retained Earnings. . . .           9,954,226              9,954,226              9,954,226
 Treasury Stock, at cost
  442,781 shares (3). . .                   0                      0                      0
 Restricted Stock Award .            (756,909)              (756,909)              (756,909)
                                 ------------         --------------         --------------
   Total Shareholders'
    Equity. . . . . . . .        $ 76,736,839         $   99,913,831         $  119,833,711
                                 ============         ==============         ==============
- ---------------
(1)  Withdrawals from savings accounts for the purchase of Common Stock have not been reflected. Any withdrawals will reduce pro forma capitalization by the amount of such withdrawals.
(2)  No effect has been given to the issuance of additional shares of Common
     Stock pursuant to HUBCO's 1993 Stock Option Program for Statewide
     Division in an amount equal to 10% of the shares of Common Stock issued in the Merger Conversion. Assumes that 5% of the shares issued in the
     Merger Conversion will be purchased by the RRP.
(3)  Common Stock purchased by HUBCO through February 1, 1994 at a cost of
     $9,869,000 and assumed to be reissued as part of the acquisition of
     Statewide.

              PRO FORMA COMBINED CONDENSED UNAUDITED FINANCIAL STATEMENTS


     The following unaudited pro forma combined financial information presents the Pro Forma Combined Condensed Statement of Condition of HUBCO, Statewide Savings Bank, S.L.A. (Statewide) and Washington at September 30, 1993 after giving effect to the Merger Conversion, the acquisition of Washington, the issuance of $25,000,000 of 7.75% subordinated debentures due 2004 (completed in January 1994) and the purchase by HUBCO of 442,781 shares of Common Stock at a cost of $9,869,000 under its stock repurchase plan, which shares are available for reissuance in the Merger Conversion, as if such transactions were consummated on September 30, 1993. See "RECENT DEVELOPMENTS." Also presented is the Pro Forma Combined Condensed Statements of Income for the year ended December 31, 1992 and the nine months ended September 30, 1993 after giving effect to the Merger Conversion, the acquisition of Washington, the subordinated debt issuance and HUBCO's repurchase of shares of Common Stock as if such transactions had been consummated on January 1, 1992. The unaudited pro forma information is based on the historical financial statements of HUBCO, Statewide and Washington after giving effect to the contemplated transactions using the purchase method of accounting and based upon the assumptions and adjustments contained in the accompanying "Notes to the Pro Forma Combined Condensed Financial Statements." The pro forma statements assume a median purchase price of $18.00 per share for the Merger Conversion and the issuance of 1,944,444 shares of the Common Stock. The pro forma statements assume a purchase price of $16.10 in cash or .6708 of a share of Series A Preferred Stock of HUBCO for the Washington merger and, in accordance with the allocation required under the Washington Merger Agreement, the conversion of 51% of Washington shares to the preferred stock and 49% converted to cash.

     The unaudited pro forma information presented herein does not give effect to the operating results of HUBCO, Statewide or Washington subsequent to September 30, 1993. See "RECENT DEVELOPMENTS." Purchase accounting adjustments to estimated fair values have been made with respect to the assets and liabilities of Statewide and Washington and related income and expense accounts based upon preliminary estimates and evaluations as of September 30, 1993.
Such preliminary estimates and assumptions are subject to change as additional information is obtained. The allocations of purchase cost are subject to final determination, based upon estimates and other evaluations of fair value, as of the close of the respective transactions. Therefore, the allocations reflected in the Pro Forma Combined Condensed Financial Statements may differ from the amounts ultimately determined.

     The unaudited pro forma information has been prepared by HUBCO's management based upon the Consolidated Financial Statements and related notes thereto of HUBCO, Statewide and Washington included elsewhere in this Prospectus. The unaudited pro forma information should be read in conjunction with such historical statements and notes. The Pro Forma Combined Condensed Statement of Income is not necessarily indicative of operating results which would have been achieved had the mergers been consummated as of the beginning of such periods presented and should not be construed as being representative of future periods.

                                            PRO FORMA COMBINED CONDENSED STATEMENT OF CONDITION
                                                               (UNAUDITED)
                                                           DOLLARS IN THOUSANDS
                                                         AS OF SEPTEMBER 30, 1993
                                                   PRO FORMA
                                   HISTORICAL     ADJUSTMENTS      PRO FORMA      HISTORICAL
                                      HUBCO          HUBCO           HUBCO         STATEWIDE
                                   ----------     -----------      --------       ----------
ASSETS
Cash and Due From
Banks . . . . . . . . . . . .    $   38,985     $(9,869) (1)(8)   $   29,116       $  8,592
Investment Securities . . . .       405,503      24,671  (2)         430,174        236,404
Investments Available for
 Sale . . . . . . . . . . . .           --           --                  --           6,242
Federal Funds Sold. . . . . .        10,000          --               10,000         10,645
Loans . . . . . . . . . . . .       548,022          --              548,022        212,497
Allowance for Possible
 Loan Losses. . . . . . . . .        (9,838)         --               (9,838)        (1,045)
Premises and Equipment. . . .        18,080          --               18,080          4,037
Other Real Estate . . . . . .         2,305          --                2,305         10,649
Excess of Cost over Fair
 Value of Assets Acquired,
 Net. . . . . . . . . . . . .           --           --                  --          15,165
Other Assets. . . . . . . . .        25,869         329  (1)          26,198          7,073
                                 ----------     -------           ----------       --------
  TOTAL ASSETS. . . . . . . .    $1,038,926     $15,131           $1,054,057       $510,259
                                 ==========     =======           ==========       ========
LIABILITIES
Deposits. . . . . . . . . . .    $  935,693     $    --           $  935,693       $433,851
Borrowed Money. . . . . . . .        19,292          --               19,292         42,992
Other Liabilities . . . . . .         7,204          --                7,204          2,097
                                 ----------     -------           ----------       --------
  TOTAL LIABILITIES . . . . .       962,189          --              962,189        478,940
                                 ----------     -------           ----------       --------
Subordinated Debentures . . .           --       25,000  (3)          25,000            --
STOCKHOLDERS' EQUITY
Preferred Stock . . . . . . .           --           --                  --             --
Common Stock. . . . . . . . .        18,492          --               18,492            --
Capital in Excess of
 Par Value. . . . . . . . . .        49,048          --               49,048            --
Retained Earnings . . . . . .         9,954          --                9,954         31,319
Treasury Stock. . . . . . . .           --       (9,869) (8)          (9,869)           --
Restricted Stock Award. . . .          (757)         --                 (757)           --
                                  ---------     -------            ---------       --------
  TOTAL STOCKHOLDERS'
   EQUITY . . . . . . . . . .        76,737      (9,869)              66,868         31,319
                                  ---------     -------            ---------       --------
  TOTAL LIABILITIES
   AND STOCKHOLDERS'
   EQUITY . . . . . . . . . .    $1,038,926     $15,131           $1,054,057       $510,259
                                 ==========     =======           ==========       ========



                                                   PRO FORMA
                                    PRO FORMA      COMBINED                       PRO FORMA
                                   ADJUSTMENTS     HUBCO AND      HISTORICAL     ADJUSTMENTS        PRO FORMA
                                    STATEWIDE      STATEWIDE      WASHINGTON      WASHINGTON        COMBINED
                                   ----------     -----------      --------       ----------        ---------
ASSETS
Cash and Due From
Banks . . . . . . . . . . . .     $     0  (a)  $   37,708        $  5,151        ($ 1,335) (aa)   $  41,524
Investment Securities . . . .       5,254  (b)     671,832          30,054         (16,711) (bb)     685,175
Investments Available for
 Sale . . . . . . . . . . . .          --            6,242          49,365              --            55,607
Federal Funds Sold. . . . . .          --           20,645           2,200              --            22,845
Loans . . . . . . . . . . . .       6,700  (c)     767,219         186,746           5,702  (cc)     959,667
Allowance for Possible
 Loan Losses. . . . . . . . .          --          (10,883)         (2,855)             --           (13,738)
Premises and Equipment. . . .      (4,037) (d)      18,080           2,708           2,897  (dd)      23,685
Other Real Estate . . . . . .      (4,214) (e)       8,740           7,799              --            16,539
Excess of Cost over Fair
 Value of Assets Acquired,
 Net. . . . . . . . . . . . .     (15,165) (f)         --              --            2,844  (ee)       2,844
Other Assets. . . . . . . . .          --           33,271           3,429              --            36,700
                                 --------       ----------        --------        --------        ----------
  TOTAL ASSETS. . . . . . . .    ($11,462)      $1,552,854        $284,597        ($ 6,603)       $1,830,848
                                 ========       ==========        ========        ========        ==========
LIABILITIES
Deposits. . . . . . . . . . .     $ 1,200  (g)  $1,370,744        $250,417         $   557  (ff)  $1,621,718
Borrowed Money. . . . . . . .     (32,442) (h)      29,842             400              --            30,242
Other Liabilities . . . . . .      18,053  (i)      27,354           1,435           5,265  (gg)      34,054
                                 --------       ----------        --------         -------         ---------
  TOTAL LIABILITIES . . . . .     (13,189)       1,427,940         252,252           5,822         1,686,014
                                 --------       ----------        --------         -------         ---------
Subordinated Debentures . . .          --           25,000             --              --             25,000
STOCKHOLDERS' EQUITY
Preferred Stock . . . . . . .          --              --              --           19,920  (hh)      19,920
Common Stock. . . . . . . . .       4,005  (j)      22,497             231            (231) (ii)      22,497
Capital in Excess of
 Par Value. . . . . . . . . .      19,172  (j)      68,220          22,499         (22,499) (ii)      68,220
Retained Earnings . . . . . .     (31,319) (k)       9,954           9,750          (9,750) (ii)       9,954
Treasury Stock. . . . . . . .        9,869 (j)         --              --              --                --
Restricted Stock Award. . . .          --             (757)           (135)            135  (ii)        (757)
                                  -------        ---------        --------         -------        ----------
  TOTAL STOCKHOLDERS'
   EQUITY . . . . . . . . . .       1,727           99,914          32,345         (12,425)          119,834
                                  -------        ---------        --------         -------        ----------
  TOTAL LIABILITIES
   AND STOCKHOLDERS'
   EQUITY . . . . . . . . . .    ($11,462)      $1,552,854        $284,597        ($ 6,603)       $1,830,848
                                 ========       ==========        ========        ========        ==========

                               See accompanying notes to pro forma combined condensed financial statements.

                                             PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                                               (UNAUDITED)
                                            DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS
                                               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993

                                                   PRO FORMA
                                   HISTORICAL     ADJUSTMENTS      PRO FORMA      HISTORICAL
                                      HUBCO          HUBCO           HUBCO         STATEWIDE
                                   ----------     -----------      --------       ----------
Interest Income:
 Interest and Fees on loans .    $32,518         $   --            $32,518          $14,465
 Interest and Dividends on
  Investments . . . . . . . .     17,157          1,064   (4)       17,888           12,148
                                                   (333)  (9)


 Interest on Federal
  Funds Sold. . . . . . . . .        656             --                656              196
                                 -------         ------            -------          -------
  Total Interest Income . . .     50,331            731             51,062           26,809
                                 -------         ------            -------          -------
Interest Expense:
 Interest on Deposits . . . .     15,389             --             15,389           11,120
 Interest on Borrowings . . .        245             --                245            2,480
 Interest on Subordinated
  Debt. . . . . . . . . . . .         --          1,454   (5)        1,479               --
                                                     25   (6)
                                 -------         ------            -------          -------
 Total Interest Expense . . .     15,634          1,479             17,113           13,600
                                 -------         ------            -------          -------
 Net Interest Income
  Before Provision for
  Possible Loan Losses. . . .     34,697           (748)            33,949           13,209
 Provision for Possible
  Loan Losses . . . . . . . .      2,550             --              2,550              540
                                 -------         ------            -------          -------
 Net Interest Income
  After Provision for
  Possible Loan Losses. . . .     32,147           (748)            31,399           12,669
                                 -------         ------            -------          -------
Other Income. . . . . . . . .      6,416             --              6,416            1,058
                                 -------         ------            -------          -------
Other Expenses:
 Salaries and Other
  Employee Benefits . . . . .     12,251             --             12,251            4,351
 Occupancy and
  Equipment Expense . . . . .      3,712             --              3,712            1,387
 Other Expenses . . . . . . .      6,655             --              6,655            3,188

                                 -------         ------            -------          -------
 Total Other Expenses . . . .     22,618             --             22,618            8,926
                                 -------         ------            -------          -------
 Income Before Taxes. . . . .     15,945           (748)            15,197            4,801
                                 -------         ------            -------          -------
 Income Taxes . . . . . . . .      5,498           (284)  (7)        5,214            1,599
                                 -------         ------            -------          -------
Net Income before Cumulative
 effect of Change in
 Accounting Principle . . . .    $10,447        ($  464)           $ 9,983          $ 3,202
                                 =======         ======            =======          =======
Earnings per Share--Primary**     $ 1.51                            $ 1.54
Earnings per Share fully
 Diluted**. . . . . . . . . .     $ 1.51   (rr)                     $ 1.54
Book Value per Common Share**     $11.07                            $10.30
Dividends per Share--
 Common . . . . . . . . . . .     $ 0.32                            $ 0.32
Weighted Average Number
 of Common Shares
 Outstanding**. . . . . . . .      6,922                             6,479


                                                   PRO FORMA
                                    PRO FORMA      COMBINED                       PRO FORMA
                                   ADJUSTMENTS     HUBCO AND      HISTORICAL     ADJUSTMENTS        PRO FORMA
                                    STATEWIDE      STATEWIDE      WASHINGTON      WASHINGTON        COMBINED
                                   -----------     ---------      ----------      ----------       ----------
Interest Income:
 Interest and Fees on loans .     ($  837)  (l)    $46,146         $11,320         ($  598) (jj)     $56,868
 Interest and Dividends on
  Investments . . . . . . . .       1,016   (m)     28,227           2,639            (202) (kk)      29,961
                                   (1,715)  (n)                                       (691) (ll)
                                   (1,110)  (o)                                        (12) (mm)
 Interest on Federal
  Funds Sold. . . . . . . . .          --              852             145              --               997
                                   ------          -------         -------          ------           -------
  Total Interest Income . . .      (2,646)          75,225          14,104          (1,503)           87,826
                                   ------          -------         -------          ------           -------
Interest Expense:
 Interest on Deposits . . . .        (900)  (p)     25,609           6,812            (418) (nn)      32,003
 Interest on Borrowings . . .      (2,240)  (q)        485              13              --               498
 Interest on Subordinated
  Debt. . . . . . . . . . . .          --            1,479              --              --             1,479

                                   ------          -------         -------          ------           -------
 Total Interest Expense . . .      (3,140)          27,573           6,825            (418)           33,980
                                   ------          -------         -------          ------           -------
 Net Interest Income
  Before Provision for
  Possible Loan Losses. . . .         494           47,652           7,279          (1,085)           53,846
 Provision for Possible
  Loan Losses . . . . . . . .          --            3,090             350              --             3,440
                                   ------          -------         -------          ------           -------
 Net Interest Income
  After Provision for
  Possible Loan Losses. . . .         494           44,562           6,929          (1,085)           50,406
                                   ------          -------         -------          ------           -------
Other Income. . . . . . . . .          --            7,474             637              --             8,111
                                   ------          -------         -------          ------           -------
Other Expenses:
 Salaries and Other
  Employee Benefits . . . . .          --           16,602           2,605              --            19,207
 Occupancy and
  Equipment Expense . . . . .        (360)  (r)      4,739             633              25  (oo)       5,397
 Other Expenses . . . . . . .        (707)  (s)      7,834           3,112             213  (pp)      11,159
                                   (1,302)  (t)
                                   ------          -------         -------          ------           -------
 Total Other Expenses . . . .      (2,369)          29,175           6,350             238            35,763
                                   ------          -------         -------          ------           -------
 Income Before Taxes. . . . .       2,863           22,861           1,216          (1,323)           22,754
                                   ------          -------         -------          ------           -------
 Income Taxes . . . . . . . .       1,088   (U)      7,901            (315)           (503) (qq)       7,082
                                   ------          -------         -------          ------           -------
Net Income before Cumulative
 effect of Change in
 Accounting Principle . . . .      $1,775          $14,961         $ 1,531         ($  820)          $15,671
                                   ======          =======         =======          ======           =======
Earnings per Share--Primary**                       $ 1.78                                           $  1.74*
Earnings per Share fully
 Diluted**. . . . . . . . . .                       $ 1.78                                            $ 1.69
Book Value per Common Share**                       $11.85                                            $11.85
Dividends per Share--
 Common . . . . . . . . . . .                       $ 0.32                                            $ 0.32
Weighted Average Number
 of Common Shares
 Outstanding**. . . . . . . .                        8,423                                             8,423
- ---------------
*  After consideration of Series A preferred dividends of $1,045 (representing an annual dividend of $1.68 per share), the maximum dividend applicable under the proposed Washington Merger Agreement.
** See Note 16 in accompanying notes to proforma combined condensed financial statements.

                               See accompanying notes to pro forma combined condensed financial statements.

                                             PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                                                               (UNAUDITED)

                                            DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS
                                                  FOR THE YEAR ENDED DECEMBER 31, 1992


                                                   PRO FORMA
                                   HISTORICAL     ADJUSTMENTS      PRO FORMA      HISTORICAL
                                      HUBCO          HUBCO           HUBCO         STATEWIDE
                                   ----------     -----------      --------       ----------
Interest Income:
 Interest and Fees on
  loans . . . . . . . . . . .      $45,406           --           $45,406           $24,367
 Interest and Dividends on
  Investments . . . . . . . .       20,898       $1,419    (4)     21,873            17,116
                                                   (444)   (9)

 Interest on Federal
  Funds Sold. . . . . . . . .        1,342           --             1,342               247
                                   -------       ------           -------           -------
  Total Interest Income . . .       67,646          975            68,621            41,730
                                   -------       ------           -------           -------
Interest Expense:
 Interest on Deposits . . . .       26,094                         26,094            20,159
 Interest on Borrowings . . .          539                            539             3,502
 Interest on Subordinated
  debt. . . . . . . . . . . .           --        1,938    (5)      1,971                --
                                                     33    (6)
                                   -------       ------           -------           -------

  Total Interest Expense. . .       26,633        1,971            28,604            23,661
                                   -------       ------           -------           -------
  Net Interest Income
   Before Provision for
   Possible Loan Losses . . .       41,013         (996)           40,017            18,069
 Provision for Possible
  Loan Losses . . . . . . . .        4,116           --             4,116             1,383
                                   -------       ------           -------           -------
  Net Interest Income
   After Provision for
   Possible Loan Losses . . .       36,897         (996)           35,901            16,686
                                   -------       ------           -------           -------
 Other Income . . . . . . . .        7,657           --             7,657             1,980
                                   -------       ------           -------           -------
Other Expenses:
 Salaries and Other
  Employee Benefits . . . . .       13,704           --            13,704             5,182
 Occupancy and Equipment
  Expense . . . . . . . . . .        4,942           --             4,942             1,487
 Other Expenses . . . . . . .       15,703           --            15,703             5,435

                                   -------       ------           -------           -------
  Total Other Expenses. . . .       34,349           --            34,349            12,104
                                   -------       ------           -------           -------
  Income Before Taxes . . . .       10,205         (996)            9,209             6,562
 Income Taxes . . . . . . . .          564         (378)   (7)        186             1,639
                                   -------       ------           -------           -------
  Net Income before Extra-
   ordinary Item. . . . . . .      $ 9,641       $( 618)          $ 9,023            $4,923
                                   =======       ======           =======            ======
Earnings per Share--primary**      $  1.58                        $  1.60
Earnings per Share fully
 Diluted**. . . . . . . . . .      $  1.58                        $  1.60
Book Value per Common
 Share**. . . . . . . . . . .      $  9.88                        $  9.03
Dividends per Share--
 Common . . . . . . . . . . .      $  0.40                        $  0.40
Weighted Average Number of
 Common Shares Outstanding**.        6,091                          5,648


                                                   PRO FORMA
                                    PRO FORMA      COMBINED                       PRO FORMA
                                   ADJUSTMENTS     HUBCO AND      HISTORICAL     ADJUSTMENTS        PRO FORMA
                                    STATEWIDE      STATEWIDE      WASHINGTON      WASHINGTON        COMBINED
                                   -----------     ---------      ----------      ----------        ---------
Interest Income:
 Interest and Fees on
  loans . . . . . . . . . . .      $(1,117)  (l)    $68,656         $18,041        $(  798)  (jj)     $85,899
 Interest and Dividends on
  Investments . . . . . . . .        1,355   (m)     36,577           3,457           (269)  (kk)      38,828
                                    (2,287)  (n)                                      (921)  (ll)
                                    (1,480)  (o)                                       (16)  (mm)
 Interest on Federal
  Funds Sold. . . . . . . . .           --            1,589             381             --              1,970
                                   -------          -------         -------         ------            -------
  Total Interest Income . . .       (3,529)         106,822          21,879         (2,004)           126,697
                                   -------          -------         -------         ------            -------
Interest Expense:
 Interest on Deposits . . . .       (1,200)  (p)     45,053          12,189           (557)  (nn)      56,685
 Interest on Borrowings . . .       (3,024)  (q)      1,017               1             --              1,018
 Interest on Subordinated
  debt. . . . . . . . . . . .           --            1,971              --             --              1,971

                                   -------          -------         -------         ------            -------
  Total Interest Expense. . .       (4,224)          48,041          12,190           (557)            59,674
                                   -------          -------         -------         ------            -------
  Net Interest Income
   Before Provision for
   Possible Loan Losses . . .          695           58,781           9,689         (1,447)            67,023
 Provision for Possible
  Loan Losses . . . . . . . .           --            5,499           1,100             --              6,599
                                   -------          -------         -------         ------            -------
  Net Interest Income
   After Provision for
   Possible Loan Losses . . .          695           53,282           8,589         (1,447)            60,424
                                   -------          -------         -------         ------            -------
 Other Income . . . . . . . .           --            9,637           2,290             --             11,927
                                   -------          -------         -------         ------            -------
Other Expenses:
 Salaries and Other
  Employee Benefits . . . . .           --           18,886           3,507             --             22,393
 Occupancy and Equipment
  Expense . . . . . . . . . .         (499)  (r)      5,930           1,011             33   (oo)       6,974
 Other Expenses . . . . . . .         (942)  (s)     18,461           4,176            284   (pp)      22,921
                                    (1,735)  (t)
                                   -------          -------         -------         ------            -------
  Total Other Expenses. . . .       (3,176)          43,277           8,694            317             52,288
                                   -------          -------         -------         ------            -------
  Income Before Taxes . . . .        3,871           19,642           2,185         (1,764)            20,063
 Income Taxes . . . . . . . .        1,471   (u)      3,296             628           (670)  (qq)       3,254
                                   -------          -------         -------         ------            -------
  Net Income before Extra-
   ordinary Item. . . . . . .      $ 2,400          $16,346         $ 1,557        $(1,094)           $16,809
                                   =======          =======         =======        =======            =======
Earnings per Share--primary**                       $  2.15                                           $  2.03*
Earnings per Share fully
 Diluted**. . . . . . . . . .                       $  2.15                                           $  2.00
Book Value per Common
 Share**. . . . . . . . . . .                       $ 10.87                                           $ 10.87
Dividends per Share--
 Common . . . . . . . . . . .                       $  0.40                                           $  0.40
Weighted Average Number of
 Common Shares Outstanding**.                         7,592                                             7,592
- ---------------
*  After consideration of Series A preferred dividends of $1,394 ($1.68 per share), the maximum dividend applicable under the proposed Washington Merger Agreement.
** See Note 16 in accompanying notes to pro forma combined condensed financial statements.

                               See accompanying notes to pro forma combined condensed financial statements.

               NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

                       (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

1) The following summarizes the transaction related to the issuance of 7.75%, $25,000,000 of subordinated debentures due 2004 which was completed on January 14, 1994.

     1)   Proceeds from the sale of 7.75% subordinated
           debentures . . . . . . . . . . . . . . . . .       $25,000
          Less: Applicable financing costs. . . . . . .         ($329)
                                                              =======
          Net proceeds--recorded as an increase to cash
           and then transferred to the investment
           portfolio. . . . . . . . . . . . . . . . . .       $24,671
                                                              =======
     2)   Investment of proceeds from sale of subordinated
           debentures . . . . . . . . . . . . . . . . . . .   $24,671
                                                              =======
     3)   Issuance of subordinated debentures . . . . . . .   $25,000
                                                              =======
     4) To reflect interest income as a result of the investment of the proceeds of the subordinated debt at 5.75%.
     5) To reflect interest expense on the subordinated debentures at 7.75%.
     6) To reflect as interest expense the amortization of deferred financing costs on the subordinated debt.
     7) To reflect the anticipated taxes on the pro forma adjustments.

2) ON NOVEMBER 8, 1993, HUBCO'S BOARD OF DIRECTORS AUTHORIZED MANAGEMENT TO REPURCHASE UP TO 10 PERCENT OF ITS OUTSTANDING COMMON STOCK. THE FOLLOWING SUMMARIZES THE REPURCHASE OF SHARES AS REFLECTED IN THE ACCOMPANYING PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS:

     8)   To reflect the repurchase of 442,781 shares of
           treasury stock through February 1, 1994 . . . .     ($9,869)
                                                               =======

     9) To reflect a loss of interest income for the use of funds to purchase treasury shares at 4.50%.

3) THE FOLLOWING SUMMARIZES THE STATEWIDE PURCHASE TRANSACTION AS REFLECTED IN THE ACCOMPANYING PROFORMA COMBINED CONDENSED FINANCIAL STATEMENTS:

     Reissurance of 442,781 shares of HUBCO Common Stock
      from treasury shares . . . . . . . . . . . . . . . .    $ 7,970

     Issuance of 1,501,663 shares of Hubco Common stock at $18
     per share, net of estimated issuance expenses
     of $1,954 . . . . . . . . . . . . . . . . . . . . . .    $25,076
                                                               ------
                                                              $33,046 (j)
                                                              =======
     ESTIMATE OF FAIR VALUE OF STATEWIDE
     Retained earnings at September 30, 1993 as reported. .   $31,319 (k)

     Excess of fair value over book value of:
     Mortgage-backed and other investment
      securities. . . . . . . . . . . . . . . . .   $7,400
     Loans receivable . . . . . . . . . . . . . .    6,700(c)
     Land and buildings . . . . . . . . . . . . .    2,500
                                                    ------
                                                               16,600
     Book value in excess of fair value of Time
      deposits  . . . . . . . . . . . . . . . . .   $1,200(g)
     Prepayment penalty on Advances from Federal
      Home Loan Bank . . . . . . . . . . . . . . .   2,750
                                                    ------
                                                               (3,950)
     Other adjustments:
     Elimination of historical Statewide excess of cost
      over fair value of assets previously acquired by
      Statewide. . . . . . . . . . . . . . . . . . . . . . .  (15,165)(f)

     Reduction in value of other real estate intended to
      be liquidated by HUBCO shortly after acquisition . . . *(4,214)(e) Reserve for payment of deferred income taxes on recapture
      of allowance for possible loan losses. . . . . . . . .   (2,250)
     Purchase of restricted stock for officers and
      directors. . . . . . . . . . . . . . . . . . . . . . .   (1,750)
     Recognition of certain other liabilities related to
      the acquisition. . . . . . . . . . . . . . . . . . . .   (1,775)
     Tax effect where appropriate, of purchase accounting
      adjustments. . . . . . . . . . . . . . . . . . . . . .   (1,866)
                                                              =======
     Excess of fair value over cost (negative goodwill). . .  $16,949
                                                              =======
     Applied to reduction in value of premises and
      equipment. . . . . . . . . . . . . . . . . . . . . . .   $6,537
     Recorded as a liability in the pro-forma financial
      statements . . . . . . . . . . . . . . . . . . . . . .   10,412
                                                              =======
                                                             $16,949
                                                             =======
- ---------------
* Statewides current intent is to hold its ORE properties until such properties have their improvements completed. HUBCO's intent is to liquidate such properties shortly after acquisition. This adjustment is an estimate reflecting the demonstrably different recovery plans of the two entities that will be reflected as part of the ultimate purchase accounting adjustments.

                       (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

4)   CASH AND DUE FROM BANKS PRO-FORMA ADJUSTMENTS

     Record the receipt of the net proceeds from the sale of
      Hubco common stock . . . . . . . . . . . . . . . . . . $33,046
     Transfer proceeds to investment portfolio . . . . . . . (33,046)
     Transfer proceeds from investment portfolio . . . . . .  35,192
     Repayment of advances to the Federal Home Loan Bank of
      New York . . . . . . . . . . . . . . . . . . . . . . . (35,192)
                                                             =======
                                                                  $0     (a)
                                                             =======

5)   INVESTMENT SECURITIES PRO-FORMA ADJUSTMENTS

     Record the excess of the fair market value over the
      book value of the investment securities portfolio. . .  $7,400
     Record the receipt of the net proceeds from the sale of
      HUBCO common stock . . . . . . . . . . . . . . . . . .  33,046
     Repayment of advances to the Federal Home Loan Bank
      of New York, including prepayment penalty. . . . . . . (35,192)
                                                             =======
                                                             $ 5,254     (b)
                                                             =======

6)   PREMISES AND EQUIPMENT PRO-FORMA ADJUSTMENTS

     Record the excess of the fair market value over the
      book value for land and buildings. . . . . . . . . . .  $2,500
     Allocation of negative goodwill applied to premises
      and equipment. . . . . . . . . . . . . . . . . . . . .  (6,537)
                                                             =======
                                                             ($4,037)(d)
                                                             =======

7)   BORROWED MONEY PRO-FORMA ADJUSTMENTS

     Prepayment  penalty on advances from Federal
      Home Loan Bank . . . . . . . . . . . . . . . . . . . .  $2,750
     Repayment of advances to the Federal Home Loan Bank of
      New York . . . . . . . . . . . . . . . . . . . . . . . (35,192)
                                                             =======
                                                            ($32,442)(h)
                                                             =======

8)   OTHER LIABILITIES PRO-FORMA ADJUSTMENTS

     Record liability for deferred income taxes on
      recapture of allowance for possible loan losses of
      Statewide. . . . . . . . . . . . . . . . . . . . . . .  $2,250
     Purchase of restricted stock for officers and
      directors. . . . . . . . . . . . . . . . . . . . . . .   1,750
     Recognition of certain other liabilities related
      to the acquisition of Statewide. . . . . . . . . . . .   1,775
     Tax effect of purchase accounting adjustments . . . . .   1,866
     Record remaining excess of fair value over cost
      (negative goodwill). . . . . . . . . . . . . . . . . .  10,412
                                                             =======
                                                             $18,053     (i)
                                                             =======

9) THE FOLLOWING IS A SUMMARY OF THE ADJUSTMENTS REQUIRED TO THE COMBINED STATEMENTS OF INCOME ASSUMING THE ADJUSTMENTS ABOVE WERE MADE AS OF THE BEGINNING OF THE PERIODS PRESENTED:


(l) To record the amortization on a straight line basis (which is not materially different than the level yield basis) of the premium on the loan portfolio over 6 years, the estimated average life of the loans acquired.
(m) To reflect interest income as a result of the investment of the proceeds of issuance of Common Stock at 4.10%.
(n) To reflect a loss of interest income due to use of funds to repay outstanding FHLB advances at 6.50%.
(o) To record the amortization on a straight line basis (which is not materially different than the level yield basis) of the premium on the investment portfolio over its 5 year estimated life.
(p)  To record the amortization of the premium on deposits.
(q) To reflect a reduction in interest expense from the repayment of FHLB advances.
(r) To reflect a reduction in depreciation expense reflecting the net decreased carrying value of premises and equipment after reflecting the premium and allocating negative goodwill.

(s) To reflect the reduction in expense from the write off of the historical excess of cost over fair value of Statewide.

                       (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(t) To reflect the reduction in expense from the amortization of negative goodwill resulting from the Merger Conversion based on a 6 year life of the interest earning assets.
(u)  To reflect the anticipated taxes on proforma adjustments.

10) THE FOLLOWING SUMMARIZES THE PURCHASE TRANSACTION OF WASHINGTON AS REFLECTED IN THE ACCOMPANYING PROFORMA COMBINED CONDENSED FINANCIAL
     STATEMENTS:

     Issuance of 829,995 shares of Hubco preferred stock at
      $24 per share . . . . . . . . . . . . . . . . . . . . . . . $19,920 (hh)
     Cash payment to shareholders . . . . . . . . . . . . . . . .  19,139
     Washington shares currently held by HUBCO. . . . . . . . . .   1,335
                                                                  -------
     Aggregate Cost . . . . . . . . . . . . . . . . . . . . . . .  40,394
     Add Acquisition Costs. . . . . . . . . . . . . . . . . . . .     355
                                                                  -------
                                                                  $40,749

ESTIMATE OF FAIR VALUE OF WASHINGTON

     Stockholders' equity at September 30, 1993, as
      reported . . . . . . . . . . . . . . . . . . . . . . $32,345 (ii)
     Additional capital from exercising stock
      options prior to acquisition . . . . . . . . . . . .   1,840
                                                           -------
     Adjusted stockholders' equity . . . . . . . . . . . .  34,185
     Fair value adjustments:
     Excess of fair value over book value of:
     Mortgage-backed and other Investments
      securities . . . . . . . . . . . . . . .  $   943
     Loans receivable. . . . . . . . . . . . .    5,702 (cc)
     Land and buildings. . . . . . . . . . . .    2,897 (dd)
                                                  -------
     Book value in excess of fair value of
      time deposits. . . . . . . . . . . . . . . . . . . .   9,542
                                                              (557)(ff)

     Other adjustments:
     Recognition of liability for payment of income taxes
      on recapture of allowance for possible loan
      losses . . . . . . . . . . . . . . . . . . . . . . .  (1,231)
     Recognition of certain other liabilities related to the
      acquisition, primarily severance and estimated
      liabilities for existing contingencies . . . . . . .  (1,211)
     Tax effect where appropriate, of purchase accounting
      adjustments. . . . . . . . . . . . . . . . . . . . .  (2,823)
                                                            ------
     Estimated fair value, as adjusted. . . . . . . . . . . . . .  37,905
                                                                  -------
     Excess of cost over fair value . . . . . . . . . . . . . . . $ 2,844 (ee)
                                                                  =======

11)  CASH AND DUE FROM BANK PRO-FORMA ADJUSTMENT

     Record use of cash to purchase Washington Stock. . . . . . . ($1,335)(aa)
                                                                  =======

12)  INVESTMENT SECURITIES PRO-FORMA ADJUSTMENT

     Record the excess of the fair market value
      over the book value of the investment portfolio . . . . . . $   943
     Record the receipt of the proceeds from the exercise
      of Washington Bancorp stock options prior to
      acquisition . . . . . . . . . . . . . . . . . . . . . . . .   1,840
     Cash payment of acquisition costs. . . . . . . . . . . . . .    (355)
     Cash payment to shareholders' of Washington Bancorp
      of 49% of the purchase price. . . . . . . . . . . . . . . . (19,139)
                                                                  =======
                                                                 ($16,711)(bb)
                                                                  =======

                       (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


13)  OTHER LIABILITIES PRO-FORMA ADJUSTMENTS

     Record liability for income taxes on recapture of
      allowance for possible loan losses of Washington.. . .   1,231
     Recognition of certain other liabilities related to the
      acquisition of Washington Bancorp. . . . . . . . . . .   1,211
     Tax effect of purchase accounting adjustments . . . . .   2,823
                                                              ------
                                                              $5,265 (gg)
                                                              ======

14) THE FOLLOWING IS A SUMMARY OF THE ADJUSTMENTS REQUIRED TO THE COMBINED STATEMENTS OF INCOME AND COMBINED PRO FORMA HUBCO AND STATEWIDE AND HISTORICAL WASHINGTON BANCORP ASSUMING THE ADJUSTMENTS ABOVE WERE MADE AS OF THE BEGINNING OF THE PERIODS PRESENTED:

     (jj) To record the amortization on a straight line basis (which is not materially different than the level yield basis) of the premium on the loan portfolio over 6 years.
     (kk) To record the amortization on a straight line basis (which is not materially different than the level yield basis) of the premium on the investment portfolio over its estimated life of 3.5 years.
     (ll) To reflect a loss of interest income for the use of funds to purchase Washington Bancorp stock at 4.50%.
     (mm) To reflect a loss of interest income for the use of funds for acquisition expenses at 4.50%.
     (nn) To record the amortization of the premium on deposits.
     (oo) To reflect an increase in depreciation expense reflecting the net increased carrying value of premises and equipment.
     (pp) To reflect the increase in expense from the amortization of cost over fair value of the Washington acquisition based on a 10 year life.
     (qq) To reflect the anticipated tax benefit on the proforma adjustments.

15)  EFFECT OF RECOGNITION AND RETENTION PLAN STOCK AND OPTIONS.

     (rr) To the extent that insufficient shares are available in the Subscription Offering to satisfy the purchase of shares by the RRP, the RRP may, following the Subscription Offering, acquire authorized but unissued shares of Common Stock or treasury shares from HUBCO. Moreover, to fund the options, HUBCO also may use authorized but unissued shares or treasury shares. Neither is expected to have a significant dilutive effect on earnings.

16) THE PRO FORMA FINANCIAL INFORMATION ASSUMES THE ISSUANCE OF COMMON STOCK BASED ON A PRELIMINARY APPRAISED VALUE OF $35,000,000, WHICH REPRESENTS
     THE MIDPOINT OF THE APPRAISAL RANGE. THE FOLLOWING REPRESENTS THE PRO
     FORMA COMBINED PER SHARE DATA FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993, BASED UPON THE ESTIMATED MINIMUM AND MAXIMUM APPRAISED VALUES OF $29,750,000 AND $40,250,000, RESPECTIVELY:

                                                         Minimum        Maximum
                                                         -------        -------
     Earnings per share--Primary. . . . . . . .          $ 1.80*        $ 1.68*
     Earnings per share--Fully Diluted. . . . .            1.75           1.64
     Book value per Common share. . . . . . . .           11.62          12.05
     Weighted average number of
      Common shares outstanding . . . . . . . .           8,132          8,715

- --------------------
* After consideration of Series A preferred dividends of $1,045 (representing an annual dividend of $1.68 per share), the maximum dividend applicable under the proposed Washington Merger Agreement.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION OF HUBCO

     Set forth below are selected consolidated financial and other data of HUBCO. This financial data (other than ratios) for the five years ended December 31, 1992 are derived from the Consolidated Financial Statements of HUBCO. The financial data for the nine month periods ended September 30 1993 and 1992 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the management of HUBCO considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1993 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 1993. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in this Prospectus.

                                            Nine Months Ended
                                              September 30,                        Years Ended December 31,
                                          --------------------  --------------------------------------------------------------
                                            1993        1992         1992        1991         1990        1989         1988
                                           -------    --------     ---------   ---------    ---------   ---------    ---------
                                                                       (In thousands except per share amounts)
EARNINGS SUMMARY:
Interest income . . . . . . . . . . . .   $ 50,331    $ 50,713     $ 67,646    $ 51,759     $ 49,809    $ 51,113     $ 44,652
Interest expense. . . . . . . . . . . .     15,634      20,779       26,633      25,287       26,818      27,820       22,435
                                          --------    --------     --------    --------     --------    --------     --------
Net interest income . . . . . . . . . .     34,697      29,934       41,013      26,472       22,991      23,293       22,217
Provision for possible loan losses. . .      2,550       1,901        4,116       2,312        4,150       1,860          450
                                          --------    --------     --------    --------     --------    --------     --------
Net interest income after provision for
 possible loan losses . . . . . . . . .     32,147      28,033       36,897      24,160       18,841      21,433       21,767
Other income. . . . . . . . . . . . . .      6,416       5,411        7,657       5,471        4,532       4,196        3,396
Other expenses. . . . . . . . . . . . .     22,618      24,637       34,349      22,274       20,013      19,863       17,824
                                          --------    --------     --------    --------     --------    --------     --------
Income before income taxes. . . . . . .     15,945       8,807       10,205       7,357        3,360       5,766        7,339
Income tax provision. . . . . . . . . .      5,498       2,116          564       2,336        1,145       2,457        2,086
                                          --------    --------     --------    --------     --------    --------     --------
Net Income. . . . . . . . . . . . . . .   $ 10,447    $  6,691     $  9,641    $  5,021     $  2,215    $  3,309     $  5,253
                                          ========    ========     ========    ========     ========    ========     ========
PER SHARE DATA:
Weighted average common shares
 outstanding. . . . . . . . . . . . . .      6,922       5,847        6,091       4,955        4,941       4,969        4,967
Net income per common share (6) . . . .   $   1.51    $   1.14     $   1.58    $   1.01     $   0.45    $   0.67     $   1.06
Cash dividends per common share (6) . .   $   0.32    $   0.27     $   0.40    $   0.33     $   0.33    $   0.33     $   0.32
BALANCE SHEET SUMMARY:
Investment securities . . . . . . . . .   $405,503    $333,966     $322,522    $138,915     $150,536    $ 89,177     $ 54,036
Loans, net. . . . . . . . . . . . . . .    548,022     521,807      513,448     465,883      371,700     369,232      378,992
Total assets. . . . . . . . . . . . . .  1,038,926     937,091      931,911     673,159      595,128     548,132      506,607
Deposits. . . . . . . . . . . . . . . .    935,693     843,685      843,226     608,857      512,823     484,192      445,286
Stockholders' equity. . . . . . . . . .     76,737      66,175       68,313      41,099       37,567      37,400       35,811
RATIOS:
Return on average assets. . . . . . . .       1.44%(2)    0.98%(2)     1.05%       0.82%        0.40%       0.62%        1.07%
Return on average equity. . . . . . . .      19.28(2)    17.26(2)     17.38       12.75         5.89        8.91        15.34
Dividend payout . . . . . . . . . . . .      21.33       22.93        25.04       33.44        73.63       49.65        30.12
Average equity to average assets. . . .       7.46        5.66         6.04        6.45         6.85        7.00         6.96
Net interest margin (3) . . . . . . . .       5.22        4.90         4.97        4.94         4.72        4.92         5.06
ASSET QUALITY RATIOS:
Allowance for possible loan losses to total
 loans, net (1) . . . . . . . . . . . .       1.80        1.42         1.48        1.44         1.41         .82          .58
Allowance for possible loan losses to
 non-performing loans (4) . . . . . . .     107.07       86.81        96.10       75.53        52.71       58.93        36.35
Allowance for possible loan losses to non-
 performing assets (excluding loans past
 due 90 days or more and accruing). . .      99.08       66.00        98.04       50.10        39.39       90.40        60.24
Non-performing loans to total loans,
 net (1)(4) . . . . . . . . . . . . . .       1.68        1.63         1.54        1.90         2.67        1.38         1.59
Non-performing assets to total loans, net
 plus other real estate (1)(5). . . . .       2.09        2.41         1.78        3.09         3.77        1.38         1.59
Non-performing assets (excluding loans past
 due 90 days or more and accruing) to total
 loans, net plus other real
 estate (1)(5). . . . . . . . . . . . .       1.80        2.13         1.51        2.84         3.53         .90          .96
Net charge-offs to average loans, net .        .14         .53          .92         .58          .54         .28          .15
- ------------
(1) Total loans are net of unearned income and deferred loan fees.
(2) Annualized.
(3) Computed on a tax equivalent basis.
(4) Non-performing loans include non-accruing loans, loans past due 90 days or more and accruing and renegotiated loans.
(5) Non-performing assets include non-performing loans plus other real estate.
(6) Income per share and dividends paid have been restated to reflect a 10% stock dividend paid June 1, 1993.

               MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS OF HUBCO

Financial Review

     This financial review presents management's discussion and analysis of operating results and financial condition. It should be read in conjunction with the Consolidated Financial Statements of HUBCO and Notes thereto beginning on Page F-1 of this Prospectus and the other information about HUBCO contained in this Prospectus. Unless otherwise noted, all dollar amounts, other than per share information, are presented in thousands. Certain reclassifications have been made to prior years' amounts to conform to the 1991 and 1992 presentations. Per share information for periods prior to 1993 have been adjusted to reflect a 10% stock dividend paid June 1, 1993.

Nine Months Ended September 30, 1993 Compared to Nine Months Ended September 30, 1992

 Results Of Operations

     For the nine month period ended September 30, 1993, HUBCO earned net income of $10,447, or $1.51 per share, compared to $6,691, or $1.14 per share, for the same period in 1992. The increase in earnings of $3,756, or 56.1%, is the result of a combination of items. Earnings for the nine month period were improved by increases in net interest income and other income of $4,763, or 15.9%, and $1,005, or 18.6%, respectively; and by a decrease in other expenses of $2,019, or 8.2%. Partially offsetting these items was an increase in the provision for loan losses of $649, or 34.1%, and an increase in income taxes of $3,382, or 159.8%.

     The increase in net interest income from $29,934 for the nine month period ended September 30, 1992 to $34,697 for the current nine month period reflects the increase for the comparative periods in average net interest earning assets (average earning assets minus average paying liabilities), as well as the more significant decline in rates on interest paying liabilities compared to the drop in yield on interest earning assets. Average net interest earning assets increased by $56,728, or 42.8%, from $132,535 at September 30, 1992 to $189,263 at September 30, 1993 which, when coupled with the related changes in yield/rate, produced the net increase to interest-related earnings.


     Total other income for the nine month period in 1993 increased by $1,005, or 18.6%, over the comparable period in 1992. An increase of $823, or 23.3%, in service charges on deposit accounts was the largest increase (82% of the total) and is attributable to an increase of $47,144, or 5.7%, in average deposits from $828,229 for the nine months ended September 30, 1992 to $875,373 for the comparable period in 1993, along with a greater incurrence of service charges on the additional accounts. The remaining increase in other income for the nine month period is mostly due to an increase of $97, or 90.7%, in credit card fee income resulting from an expansion of HUBCO's program; and an increase of $124, or 12.5%, in safe deposit box rentals and other fees related to branch operations.

     The provision for possible loan losses was increased by $649, or 34.1%, during the current nine month period compared to the comparable period in 1992. The provision was increased early in 1993 in order to maintain the allowance at an adequate level given the soft New Jersey economy. During the third quarter of 1993, the provision was further increased due to the non-performing loans obtained as part of the Pilgrim State Bank ("Pilgrim") acquisition.

     Non-interest expense for the nine month period decreased by $2,019, or 8.2%, from $24,637 at September 30, 1992 to $22,618 at September 30, 1993 due
primarily to a significant decrease in miscellaneous expenses which was partially offset by increases in other categories, including salaries and benefits. Salaries and benefits increased by $1,982, or 19.3%, for the current nine month period compared to the same period in 1992. The increase is attributable to annual salary increases of approximately 4.0% and the accompanying increase in payroll taxes, an increased performance bonus accrual based upon HUBCO's increased earnings, and the staff additions resulting from the acquisition of Irving, Broadway and Pilgrim staff additions for various time periods during 1993 for which there was no related 1992 expense. Despite the addition of six branches acquired from Pilgrim in June 1993, year-to-date occupancy expense at September 30, 1993 decreased by $204, or 8.2%, over the comparable period in 1992 due to the closing of a branch in North Bergen, the sale of an office building in Old Bridge, the renegotiation of several of the acquired leases and several successful real estate tax appeals. Equipment expense for the comparable nine month periods increased during 1993 by $82, or 6.1%, due to the additional equipment needs of the acquired Pilgrim branches, for which the expense was immediately absorbed. Miscellaneous expenses for the nine month period ended September 30, 1993 decreased by $3,879, or 36.8%, over the comparable period in 1992. The most significant items include a decrease of $1,800, or 73.0%, in core deposit amortization and other acquisition costs due to such costs being fully amortized; and a reduction of $1,897, or 95.2%, in other real estate expenses due to the write down of and the cost to carry of a large property in the third quarter of 1992, and the subsequent disposition of the property at year-end 1992. Other decreases include $101, or 12.9%, in operating supplies related to the merger on September 25, 1992 of the former HUB National Bank into Hudson United Bank; and $99, or 28.0%, in telephone expense due to the installation of a more efficient system.

     The provision for income taxes for the current nine month period increased by $3,382, or 159.8%, over the comparable period in 1992 due to an 81% increase in net income before taxes for 1993, an increase of 1% in the federal statutory rate for 1993, and the reversal in 1992 of previously accrued tax reserves that were no longer deemed necessary (which resulted in a reduction in federal taxes for 1992).

     The increases in net interest income as previously discussed are produced by rate/volume changes and product mix and are summarized for the comparative nine-month periods ended September 30, 1993 and September 30, 1992 in the following distribution and rate/volume tables. Non-taxable income from loans and investment securities is presented on a tax-equivalent basis whereby tax-exempt income is adjusted upward by an amount equivalent to the prevailing federal income taxes that would have been paid if the income had been fully taxable. The assumed tax rate was 35% in 1993 and 34% in 1992.

                                           DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS'
                                             EQUITY: INTEREST RATES AND INTEREST DIFFERENTIALS

                                                         (IN THOUSANDS OF DOLLARS)

                                                               NINE MONTHS ENDED                    NINE MONTHS ENDED
                                                              SEPTEMBER 30, 1993                   SEPTEMBER 30, 1992
                                                       ---------------------------------    ---------------------------------
                                                       AVERAGE                    YIELD/     AVERAGE                   YIELD/
                                                       BALANCE     INTEREST        RATE      BALANCE    INTEREST        RATE
                                                       -------     --------        -----     -------    --------        -----
ASSETS
Interest Earning Assets:
 Domestic Loans & Direct Lease Financing(1):
  Taxable . . . . . . . . . . . . . . . . . . . .     $512,787      $32,263        8.39%    $504,165     $34,017         9.00%
  Nontaxable. . . . . . . . . . . . . . . . . . .        5,296          392        9.87        6,055         476        10.48
 Taxable Investment Securities. . . . . . . . . .      330,333       16,354        6.60      267,138      14,507         7.24
 Nontaxable Investment Securities . . . . . . . .       22,728        1,235        7.25       15,088       1,053         9.31
 Federal Funds Sold and Securities
  Purchased Under Agreements to Resell. . . . . .       29,449          656        2.97       36,178       1,005         3.70
 Other. . . . . . . . . . . . . . . . . . . . . .          --           --          --           --          175          --
                                                      --------      -------                 --------     -------
    Total Interest Earning Assets . . . . . . . .      900,593       50,900        7.54      828,624      51,233         8.24
Noninterest Earning Assets:
 Cash and Due From Banks. . . . . . . . . . . . .       39,619                                52,674
 Premises and Equipment, Net. . . . . . . . . . .       17,456                                13,995
 Accrued Interest Receivable. . . . . . . . . . .        8,247                                 8,356
 Other Assets . . . . . . . . . . . . . . . . . .       10,898                                16,943
Less Allowance for Possible Loan Losses . . . . .       (8,574)                               (7,368)
                                                      --------                              --------
    TOTAL . . . . . . . . . . . . . . . . . . . .     $968,239                              $913,224
                                                      ========                              ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest Bearing Liabilities:
 Demand Deposits. . . . . . . . . . . . . . . . .     $106,830      $ 2,202        2.75%    $ 93,961     $ 2,460         3.49%
 Savings Deposits . . . . . . . . . . . . . . . .      335,602        6,636        2.64      272,925       6,885         3.36
 Time Deposits. . . . . . . . . . . . . . . . . .      254,876        6,551        3.43      313,438      11,002         4.68
 Federal Funds Purchased and Securities
  Sold Under Agreements to Repurchase . . . . . .       13,049          223        2.28       14,392         370         3.43
 Other. . . . . . . . . . . . . . . . . . . . . .          973           22        3.01        1,373          62         6.02
                                                      --------      -------                 --------     -------
    Total Interest Bearing Liabilities. . . . . .      711,330       15,634        2.93      696,089      20,779         3.98
Noninterest Bearing Liabilities:
 Demand Deposits. . . . . . . . . . . . . . . . .      178,065                               147,905
 Other. . . . . . . . . . . . . . . . . . . . . .        6,584                                17,531
                                                      --------                              --------
                                                       895,979                               861,525
Stockholders' Equity. . . . . . . . . . . . . . .       72,260                                51,699
                                                      --------                              --------
     TOTAL. . . . . . . . . . . . . . . . . . . .     $968,239                              $913,224
                                                      ========                              ========
Net Interest Earnings . . . . . . . . . . . . . .                   $35,266                              $30,454
                                                                    =======                              =======
Net Yield on Interest Earning Assets. . . . . . .                                  5.22%                                 4.90%
                                                                                   ====                                  ====
Tax-Equivalent Adjustments:
 Loans. . . . . . . . . . . . . . . . . . . . . .                   $   137                              $   162
 Investment Securities. . . . . . . . . . . . . .                       432                                  358
                                                                    -------                              -------
    TOTAL . . . . . . . . . . . . . . . . . . . .                   $   569                              $   520
                                                                    =======                              =======

- ------------
(1) For the purpose of these computations, nonaccruing loans are included in the daily average loan amount outstanding. Fees are included in loan interest. Loans and total interest earning assets are net of unearned discount.

                  CHANGES IN NET INTEREST EARNINGS DUE TO VOLUME/RATE

                               (IN THOUSANDS OF DOLLARS)
                          NINE MONTHS ENDED SEPTEMBER 30, 1993
                                COMPARED TO NINE MONTHS
                                ENDED SEPTEMBER 30, 1992

                                                 Increase (Decrease) Due To
                                                ----------------------------
                                                 Volume    Rate       Net
                                                 ------   -------   -------
Interest Earned On:

Domestic Loans and Direct Lease Financing:
 Taxable. . . . . . . . . . . . . . . . . . . .  $  576   $(2,330)  $(1,754)
 Nontaxable . . . . . . . . . . . . . . . . . .     (57)      (27)      (84)
Taxable Investment Securities . . . . . . . . .   3,211    (1,364)    1,847
Nontaxable Investment Securities. . . . . . . .     451      (269)      182
Federal Funds Sold and Securities Purchased
 under Agreements to Resell . . . . . . . . . .    (170)     (179)     (349)
Other . . . . . . . . . . . . . . . . . . . . .    (175)      --       (175)
                                                 ------   -------   -------
Total Interest Earning Assets . . . . . . . . .  $3,836   $(4,169)  $  (333)
                                                 ======   =======   =======

Interest Paid On:

 Demand Deposits. . . . . . . . . . . . . . . .  $  308   $  (566)  $  (258)
 Savings Deposits . . . . . . . . . . . . . . .   1,396    (1,645)     (249)
 Time Deposits. . . . . . . . . . . . . . . . .  (1,832)   (2,619)   (4,451)
 Federal Funds Purchased and Securities Sold
  Under Agreements to Repurchase. . . . . . . .     (32)     (115)     (147)
 Other. . . . . . . . . . . . . . . . . . . . .     (15)      (25)      (40)
                                                 ------   -------   -------
Total Interest Bearing Liabilities. . . . . . .  $ (175)  $(4,970)  $(5,145)
                                                 ======   =======   =======
Net Interest Earnings . . . . . . . . . . . . .  $4,011   $   801   $ 4,812
                                                 ======   =======   =======

Financial Condition

     Certain tables containing information about the loan portfolio at September 30, 1993 are contained in supplements to year-end tables contained in the Management Discussion and Analysis section below entitled "Results of Operations for Years Ended December 31, 1992, 1991 and 1990--Loan Portfolio." These tables should be referred to in conjunction with this nine-month discussion.

     Total assets at September 30, 1993 increased by $107,015, or 11.5%, over December 31, 1992 as a result of the acquisition of the deposits and certain assets of Pilgrim State Bank on June 30, 1993. In connection with the Pilgrim transaction, Hudson United Bank, a wholly-owned subsidiary of HUBCO, assumed deposits of approximately $122.9 million, received $42.9 million in cash and cash equivalents, and $31.8 million in investment grade securities, and acquired approximately $46.7 million in loans and participation interests in loans, as well as $1.8 million in other assets and $.4 million in other liabilities.

     HUBCO's gross loan portfolio increased from $520,869 at December 31, 1992 to $553,949 at September 30, 1993, an increase of $33,080, or 6.4%. The increase is the result of the loans acquired from Pilgrim. Excluding the acquired loans, there would have been a decrease of $13,590, or 2.6%, as a result of a general decline in loan demand which has been present throughout the year. The addition of the acquired loans has not changed the basic composition of loan types within the portfolio.

     Total non-performing loans, which include non-accruing and renegotiated loans, increased from $6,505 at December 31, 1992 to $7,624 at September 30, 1993, an increase of $1,119, or 17.2%. Of that amount, $1,055, or 94% of the total increase, represents non-accruing commercial and mortgage loans acquired in the Pilgrim transaction. Renegotiated loans were basically unchanged, showing a decrease of $80 from December 31, 1992 due to payments. Other real estate increased by $1,053, or 84.1%, from $1,252 at December 31, 1992 to $2,305 at September 30, 1993. Approximately 47%, or $500, of the increase arises from the acquisition of a commercial property in ORE status in the Pilgrim transaction. The remainder of the ORE increase is made up of three commercial properties. Loans past due 90 days or more and accruing increased by $155, or 11%, all of which were loans acquired in the Pilgrim transaction.

     The reserve for possible loan losses increased by $2,233, or 29.4%, of which $400 represents reserves acquired from Pilgrim. The reserve represents 129.0% of non-performing loans at September 30, 1993 compared to 116.9% of non-performing loans at December 31, 1992. As a percentage of non-performing assets at September 30, 1993 and December 31, 1992, the reserve represents 99.1% and 98.0%, respectively.

     The investment portfolio increased by $82,981, or 25.7%, from $322,522 at December 31, 1992 to $405,503 at September 30, 1993. Of the total, $31,781 reflects securities acquired in the Pilgrim transaction. The remaining increase of $51,200, or 15.9%, represents purchases made due to the lack of loan demand and sufficient levels of overnight federal funds sold. Approximately 92% of the increase is in U.S. Government Securities having maturities of less than five years.

     Property and equipment increased from $15,097 at December 31, 1992 to $18,080 at September 30, 1993, an increase of $2,983, or 19.8%. Of that amount, $672 represents properties acquired in the Pilgrim transaction. The remaining increase of $2,311, or 15.3%, is primarily attributable to the closing early in 1993 of real estate purchases from the RTC and the FDIC of former Irving and Broadway branch locations, which are now branches of Hudson United Bank.

     Accrued interest receivable decreased by $341, or 3.6%, due to the receipt of scheduled interest payments on the investment portfolio.

     Other assets at September 30, 1993 were $16,717, an increase of $713, or 4.5%, over December 31, 1992. Other assets at December 31, 1992 had included $4,610 in accounts receivable from the RTC and the FDIC for items related to the acquisitions of Center Savings & Loan Association, Irving and Broadway. Those receivables were paid in full prior to June 30, 1993, when other assets totalled $10,843. At September 30, 1993, other assets increased once again and included $5,278 in receivables from the federal government for social security direct deposits which, under federal law, had to be credited to customer accounts on October 1, 1993. The receivables were paid in full on October 4, 1993.

     Deposits rose to $935,693 at September 30, 1993, an increase of $92,467, or 11.0%, over balances of $843,226 at December 31, 1992. Net of the $122,876 in deposits assumed in the Pilgrim transaction, HUBCO experienced a decline in deposits of $30,409, or 3.6%. The decrease is primarily in certificates of deposit--including some of those assumed in the Pilgrim transaction--and is attributable to the availability of higher-yielding alternative investments such as mutual funds and annuities. HUBCO's non-interest bearing accounts have increased from December 31, 1992, showing an internally generated growth of $4,811, or 2.8%, exclusive of the $21,360 added through the Pilgrim transaction. The ratio of non-interest bearing deposits to total deposits was 21.1% at September 30, 1993, compared to 20.3% at December 31, 1992.

     Federal funds purchased and securities sold under agreements to repurchase grew to $18,292 at September 30, 1993 from $14,133 at December 31, 1992, an increase of $4,159, or 29.4%. This growth is the result of normal balance fluctuations.

     Accrued taxes and other liabilities increased by $1,965, or 31.5%, to $8,204 at September 30, 1993 from $6,239 at December 31, 1992, which is primarily attributable to an increase in accrued federal income taxes payable on the books of HUBCO's investment holding company subsidiary.

     Although HUBCO may periodically commit to certain expenditures in the ordinary course of business, HUBCO had no material commitments for capital expenditures as of September 30, 1993.


Results of Operations for Years Ended December 31, 1992, 1991 and 1990

     Earnings Summary. HUBCO earned net income of $9,641, or $1.58 per share, in 1992 compared to $5,021, or $1.01 per share, in 1991 and $2,215, or $.45 per share, in 1990. Significant factors contributing to HUBCO's earnings improvement in 1992 were increases in net interest income and total other income of $14,541, or 54.9%, and $2,186, or 40.0%, respectively. In 1992, net earnings were also enhanced by a significant decrease in the provision for income taxes of $1,772, or 75.9%. Partially offsetting the 1992 gains were increases in the provision for possible loan losses of $1,804, or 78.0%, and in other expenses of $12,075, or 54.2%, a large portion of which were one-time charges.

     For the year ended December 31, 1991, the reported earnings of $5,021 represented an increase of $2,806, or 126.7%, compared with 1990. The increase was primarily attributable to increases of $3,481 and $939 in net interest income and total other income, and to a decrease in the provision for possible loan losses of $1,838. The 1991 gains were partially offset by increases in other expenses and in the provision for income taxes of $2,261 and $1,191, respectively.

     Net Interest Income. HUBCO's principal source of revenue is its net interest income, which is the difference between the interest earned on assets and interest paid on the funds acquired to support those assets. The principal interest earning assets are loans made to businesses and individuals, followed by investment securities and federal funds sold in the inter-bank market. Net interest income is affected by the balances and mix of interest-earning assets and interest-bearing liabilities and changes in their corresponding yield and costs, and by the volume of interest earning assets funded by noninterest bearing deposits.

     The table presented below shows, for the three years ended December 31, 1992, 1991 and 1990 the average distribution of assets, liabilities and stockholders' equity and the interest earned or paid on related items, as well as HUBCO's net yield on interest earning assets (i.e., net interest income divided by average interest earning assets). Nontaxable income from loans and investment securities is presented on a tax-equivalent basis whereby tax-exempt income is adjusted upward by an amount equivalent to the prevailing federal income taxes that would have been paid if the income had been fully taxable. The assumed tax rate was 34% in 1992, 1991 and 1990.

                                      DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS'
                                        EQUITY: INTEREST RATES AND INTEREST DIFFERENTIALS
                                                          (In thousands)
                                         1992                         1991                             1990
                              --------------------------   --------------------------   ------------------------------
                              Average            Yield/    Average            Yield/     Average                Yield/
                              Balance  Interest   Rate     Balance   Interest  Rate      Balance    Interest     Rate
                              -------   -------   -----    -------    -------  -----     -------     -------     -----
ASSETS
Interest Earning Assets:
Domestic Loans & Direct
 Lease Financing(1):
  Taxable . . . . . . . .   $505,464    $45,004    8.90% $397,416    $39,550   9.95%   $353,123      $37,352    10.58%
  Nontaxable. . . . . . .      6,026        609   10.11     6,181        774   12.52      6,809          906    13.31
  Taxable Investment
   Securities . . . . . .    278,119     19,991    7.19   113,744      9,286    8.16     88,269        7,335     8.31
  Nontaxable Investment
   Securities . . . . . .     16,015      1,374    8.58    24,922      2,295    9.21     16,298        1,639    10.06
  Federal Funds Sold and
   Securities Purchased
   Under Agreements to
    Resell. . . . . . . .     32,782      1,342    4.09    15,139        896    5.92     41,089        3,442     8.38
  Time Deposits in Other
   Banks, Domestic. . . .                   --                 18          1    5.56        --           --
                            --------    -------    ----   -------     ------   -----   --------      -------
Total Interest Earning
 Assets . . . . . . . . .    838,406     68,320    8.15   557,420     52,802    9.47    505,588       50,674    10.02
Noninterest Earning Assets:
 Cash and Due
  from Banks. . . . . . .     48,812                       31,089                        30,066
 Premises and
  Equipment, Net. . . . .     14,277                       11,968                         9,963
 Accrued Interest
  Receivable. . . . . . .      8,346                        5,607                         3,802
 Other Assets . . . . . .     15,710                       10,289                         3,619
 Less Allowance for
  Possible Loan Losses. .     (7,435)                      (6,076)                       (3,334)
                            --------                     --------                      --------
    TOTAL . . . . . . . .   $918,116                     $610,297                      $549,704
                            ========                     ========                      ========

                                                                44

                                      DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS'
                                        EQUITY: INTEREST RATES AND INTEREST DIFFERENTIALS
                                                          (In thousands)
                                         1992                         1991                             1990
                              --------------------------   --------------------------   ------------------------------
                              Average            Yield/    Average            Yield/     Average                Yield/
                              Balance  Interest   Rate     Balance   Interest  Rate      Balance    Interest     Rate
                              -------   -------   -----    -------    -------  -----     -------     -------     -----
LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest Bearing
 Liabilities:
 Demand Deposits. . . . .   $ 97,494    $ 3,256    3.34% $ 63,348    $ 3,064   4.84%   $ 62,119      $ 3,482     5.60%
 Savings Deposits . . . .    278,925      9,094    3.26   174,557      8,482    4.86    156,780        8,431     5.38
 Time Deposits. . . . . .    303,029     13,744    4.54   197,020     12,864    6.53    176,596       13,833     7.83
 Federal Funds Purchased
  and Securities Sold
  Under Agreements to
  Repurchase. . . . . . .     14,500        480    3.31    13,790        660    4.79     12,950          869     6.71
 Other. . . . . . . . . .      1,269         59    4.65     2,860        217    7.59      2,474          203     8.20
                            --------    -------          --------     ------           --------      -------
Total Interest Bearing
 Liabilities. . . . . . .    695,217     26,633    3.83   451,575     25,287    5.60    410,919       26,818     6.53
Noninterest Bearing
 Liabilities
 Demand Deposits. . . . .    152,397                      113,504                        93,247
 Other. . . . . . . . . .     15,035                        5,851                         7,904
                            --------                     --------                      --------
                             862,649                      570,930                       512,070
Stockholders' Equity. . .     55,467                       39,367                        37,634
                            --------                     --------                      --------
 TOTAL. . . . . . . . . .   $918,116                     $610,297                      $549,704
                            ========                     ========                      ========
Net Interest Earnings . .               $41,687                      $27,515                         $23,856
                                        =======                      =======                         =======
Net Yield on Interest
 Earning Assets . . . . .                          4.97%                       4.94%                             4.72%
                                                   ====                        =====                            =====
Tax Equivalent
 Adjustments:
Loans . . . . . . . . . .    $   207                                 $   263                         $   308
Investment Securities . .        467                                     780                             557
                             -------                                 -------                         -------
 TOTAL. . . . . . . . . .    $   674                                 $ 1,043                         $   865
                             =======                                 =======                         =======

- ---------------
(1)  For the purpose of these computations, nonaccruing loans are included in the daily average loan amount outstanding.
     Fees are included in loan interest. Loans and total interest earning assets are net of unearned income.

     In 1992, net interest income increased to $41,687 from $27,515 in 1991, an increase of 51.5%. This increase was due to an increase of $37,344, or 35.3%, in net average earning assets (average interest earning assets less average interest bearing liabilities) and a greater decline in interest rates on interest bearing liabilities (177 basis points) than the corresponding decline in yield on interest earning assets (132 basis points).

     Interest income on a tax-equivalent basis increased by $15,518, or 29.4%, during 1992. A key factor in this increase was the increase in average loan volume of $107,893, or 26.7%, which more than offset the decreased average yield on the portfolio. The average yield on HUBCO's taxable loan portfolio decreased to 8.90% in 1992 from 9.95% in 1991 and 10.58% in 1990. The yield on the nontaxable loan portfolio decreased to 10.11% in 1992 from 12.52% in 1991 and 13.31% in 1990. These decreases in yield were a result of general declines in market interest rates. In 1992, the interest income impact of nonperforming loans lowered the yield on taxable loans by 9 basis points, compared to 6 basis points in 1991 and 24 basis points in 1990. During 1992, an average increase of $155,468, or 112.1%, in the investment portfolio also contributed to increased interest income. The large increase in volume is a result of the funds received by the Bank in the Irving and Broadway acquisitions, net of deposit runoff, which have been invested predominantly in government securities. The yield on HUBCO's taxable investment portfolio decreased to 7.19% in 1992 from 8.16% in 1991 and 8.31% in 1990.The yield on the nontaxable investment securities portfolio declined to 8.58% in 1992, from 9.21% in 1991 and 10.06% in 1990. The investment portfolio yield decreases from 1990 to 1992 were attributable to lower market interest rates on instruments purchased to replace higher yielding securities which matured.

     Interest expense increased by $1,346, or 5.3%, during 1992. Although the cost of funds decreased by 177 basis points, the increased volume in interest bearing liabilities of $243,0642, or 54.0%, was large enough to generate an additional expense. Noninterest bearing deposits, which had consistently been at levels of 19-21% of total deposits, decreased to 18% of total average deposits during 1992 due to the acquisitions.

     The net interest margin, which measures net interest income as a percent of average earning assets, was 4.97% for 1992. This is an improvement over the 1991 and 1990 levels of 4.94% and 4.72%, respectively.

     The following table sets forth the changes in interest income and interest expense as they relate to changes in volume and changes in rate for the years 1992, 1991 and 1990.

                                            CHANGES IN NET INTEREST EARNINGS DUE TO VOLUME/RATE
                                                         (In Thousands of Dollars)
                                              1992 Compared to 1991              1991 Compared to 1990
                                           Increase/(Decrease) Due To         Increase/(Decrease) Due To
                                        --------------------------------    ------------------------------
                                           Volume     Rate       Net           Volume     Rate       Net
                                           ------     ----       ---           ------     ----       ---
Interest Earned On:
Domestic Loans and Direct
 Lease Financing:
 Taxable. . . . . . . . . . . . . . . .  $ 9,941   $(4,487)  $ 5,454           $4,508   $(2,310)   $2,198
                                         -------   -------   -------          -------   -------   -------
 Nontaxable . . . . . . . . . . . . . .      (19)     (146)     (165)             (80)      (52)     (132)
Taxable Investment Securities . . . . .   11,930    (1,225)   10,705            2,085      (134)    1,951
Nontaxable Investment Securities. . . .     (773)     (148)     (921)             805      (149)      656
Federal Funds Sold and Securities
 Purchased under Agreements
 to Resell. . . . . . . . . . . . . . .      790      (344)      446           (1,738)     (808)   (2,546)
Domestic Time Deposits. . . . . . . . .       (1)      --         (1)               1       --          1
Total Interest Earning Assets . . . . .  $21,868   $(6,350)  $15,518           $5,581   $(3,453) $  2,128
                                         =======   =======   =======          =======   =======   =======

Interest Paid On:
 Demand Deposits. . . . . . . . . . . .  $ 1,328   $(1,136)   $  192            $  56   $  (474) $   (418)
 Savings Deposits . . . . . . . . . . .    3,997    (3,385)      612              907      (856)       51
 Time Deposits. . . . . . . . . . . . .    5,568    (4,688)      880            1,487    (2,456)     (969)
 Federal Funds Purchased and
  Securities Sold Under
  Agreements to Repurchase. . . . . . .       33      (213)     (180)              53      (262)     (209)
 Other. . . . . . . . . . . . . . . . .      (93)      (65)     (158)              30       (16)       14
                                         -------   -------   -------          -------   -------   -------
Total Interest Bearing Liabilities. . .  $10,833   $(9,487)  $ 1,346           $2,533   $(4,064)  $(1,531)
                                         =======   =======   =======          =======   =======   =======
Net Interest Earnings . . . . . . . . .  $11,035  $  3,137   $14,172           $3,048 $     611  $  3,659
                                         =======   =======   =======          =======   =======   =======

    During 1992, interest income on a tax equivalent basis rose $15,518 due to a $21,868 increase from volume being partially offset by a $6,350 reduction due to lower rates. Interest expense increased $1,346 in 1992 due to a $10,833 increase from volume which was only partially offset by a $9,487 savings from rate reductions. During 1991, interest income also increased by a net $2,128 as a $5,581 increase from volume was partially offset by a $3,453 reduction to lower rates. However, in 1991 an increase in interest expense of $2,533 due to volume was more than offset by a $4,064 reduction due to rate, producing a net savings of $1,531 in interest expense compared to 1990. The rate/volume combinations resulted in increased net interest earnings of $14,172 and $3,659 for 1992 and 1991, respectively.

    Provision for Possible Loan Losses. HUBCO maintains an allowance for possible loan losses at a level considered by management to be adequate to cover the inherent risks of loss associated with its loan portfolio. The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. Management formally reviews the loan portfolio and evaluates credit risk throughout the year and reviews the adequacy of the allowance for possible loan losses on a quarterly basis. Such review takes into consideration the financial condition of the borrowers, fair market value of collateral, level of delinquencies and non-accrual trends, classified asset reports, historical loss experience by portfolio, industry trends and the impact of local and national economic conditions. If there are any significant changes to HUBCO's estimate of the adequacy of the allowance, they are reflected in operations during the period in which they become known. See "--Loan Portfolio--Asset Quality."

    The provision for possible loan losses was $4,116 for 1992 compared to $2,312 for 1991. This $1,804, or 78.0%, increase in the provision was made to account for loans acquired in the Irving and Broadway transactions, and to replenish the allowance after charging off several loans. The 1991 provision represented a 44.3% decrease from the 1990 provision of $4,150. The 1991 decrease had been possible due to loan collection efforts which resulted in a substantial reduction of nonaccrual loans from 1990.

    Other Income. Total noninterest income increased $2,186, or 40.0%, in 1992. Excluding the impact of investment securities transactions, the increase was $2,251, or 41.4%, for the year. The increase in total noninterest income in 1991, excluding securities transactions, was $798, or 17.2%.

    Investment securities' gains (losses) for the three years ended December 31, 1992, 1991 and 1990 were $(26), $39 and $(102), respectively. As shown in
Note 4 to the Consolidated Financial Statements, HUBCO received $8,570 as proceeds from sales of investment securities during 1992. Of that amount, $7,567 represents the sale of securities obtained through the acquisition of Broadway, which were sold to conform with HUBCO's investment policy. The remaining $1,003 represents the proceeds from a floating rate note that was called for redemption. Proceeds from sale of investment securities for 1991 and 1990 were $13,214 and $6,506, respectively.

    HUBCO derived $4,832 in service charges on deposit accounts during 1992, an increase from 1991 of $1,107, or 29.7%. The increased fees are a result of the increased volume in demand deposit accounts. In 1991, income from service charges on deposit accounts had increased by $431, or 13.1%. In addition, other income in 1992 increased by $1,220, or 117.3%, over 1991. The increase is basically attributable to increases in annuity sales fees and miscellaneous gains and losses of $320, or 285.7%, and $512, or 235.9%, respectively. The annuity program was restructured effective December 31, 1992. Income from acquisition-related settlement items also increased during 1992 by $200, or 173.9%, compared to an increase of $115, or 100%, over 1990. Credit card processing fees were basically unchanged from 1991, while trust service income decreased by $76, or 11.4%. During 1991, trust service income and credit card processing fees had increased by 10.1% and 186%, respectively.

    Other Expenses. Total noninterest expense increased by $12,075, or 54.2%, to $34,349 during 1992 from $22,274 in 1991. Of this increase, $2,414 represents an increase of 21.4% in salaries and benefits. Despite the net addition of twelve branch offices and their related staffing needs, personnel expense as a percent of average total assets decreased to 1.49% in 1992, down from 1.85% in 1991 and 1.89% in 1990. Salaries and benefits had increased by $910, or 8.8%, in 1991. Under the terms of HUBCO's new three-year contract with its bargaining unit which will become effective on March 1, 1993, the average increase in net cost for bargaining unit personnel for 1993-1995 is estimated to average 3% per year for each of the three years. Bargaining unit personnel consist of the clerical employees of the 15 branches in the southern portion of the Bank's market, who are represented by the Office and Professional Employees International Union (the "OPEIU").

    Despite the increase in the branch network from 19 to 31 branches during 1992, the increase in occupancy and equipment expense was held to $831, or 20.2%. The increase included in-house computer system upgrades and expansion to accommodate added volume as a result of the two acquisitions. The rate of increase from 1990 to 1991 was $237, or 6.1%, which was also acquisition related. The increase in the carrying costs associated with other real estate was held to $81, or 16.8%, in 1992 compared to $153, or 46.6%, in 1991.
Insurance costs increased in general, and HUBCO incurred additional expense in 1992 of $670, or 50.9%, compared with a $516 increase in 1991, both primarily related to FDIC insurance premiums due to HUBCO's increased size. Outside service fees were held to an increase of $112, or 4.2%, during 1992 despite additional correspondent bank charges and legal fees related to the acquisitions. In 1991, outside service fees had increased by $342, or 14.6%, for the same items. Operating supplies, which were flat in 1991, increased by $412, or 60.7%, in 1992 as a result of the needs related to the 1992 acquisitions, the final impact of HUBCO's acquisition of Center Savings and Loan Association ("Center") in September 1991 and the merger of HUB National Bank into Hudson United Bank on September 25, 1992. Other acquisition costs of a nonrecurring nature totalled approximately $500 and are included in other expenses of $3,909.

    The $4,000 increase in 1992 in charitable contributions relates to the donation of certain real estate acquired through foreclosure to four local hospitals. Based on a weak real estate market and the focus on nonperforming assets by the investment community, HUBCO decided to make the donation. Other benefits arising from the transaction include the cementing of relationships with the local area hospitals, the generation of goodwill within the community, and a substantial reduction in ORE carrying costs. The increase of $2,132 in the amortization of intangibles represents the full write-off of the Broadway and Irving core deposit intangibles, because of significant deposit run-off as well as the write-off of the remaining balance of goodwill resulting from the 1983 acquisition of Pan American National Bank due to management's determination that such goodwill ($363,000) had little continuing value. The Broadway core deposit intangible was written off in keeping with HUBCO's conservative practice of amortizing core deposits within a short time frame considering run-off of the applicable deposit base.

    Federal Income Taxes. The federal income tax provision of $207 in 1992 compares with $1,725 in 1991 and $684 in 1990. The 1992 tax provision based on operating earnings was reduced by two nonrecurring events: a $1,475 reversal of previously accrued tax liabilities that are no longer deemed necessary, and a $2,400 tax benefit related to the $4,000 charitable contribution discussed above. The property has an appraised value of at least $2,000 in excess of its carrying value. The resulting effective federal income tax rate for 1992 was 2.0%, compared to 23% in 1991 and 20% in 1990. (See Note 10 to the Consolidated Financial Statements of HUBCO).

    Loan Portfolio. HUBCO's loan portfolio at December 31, 1992 totalled $520,869, an increase of $45,115, or 9.5%, over year-end 1991. This increase was due to acquisitions undertaken by HUBCO during 1992.

    Loan demand during 1992 began to show some improvement. Gross loans increased in 1992 by $45,115 over year-end 1991 reflecting the acquired loan portfolios. Discounting the Irving acquisition effect, HUBCO's loan portfolio decreased $11,583 with approximately 74% of the decrease occurring in the first quarter.

    The increase in HUBCO's loan portfolio of $33 million from December 31, 1992 to September 30, 1993, reflects the continuing slow growth and weak loan demand in the New Jersey economy boosted by the acquisition of $46.7 million of loans in the Pilgrim transaction. See above "Nine Months Ended September 30, 1993 Compared to Nine Months Ended September 30, 1992--Financial Condition."

    HUBCO's loans are primarily to businesses and individuals located in Northern New Jersey. The following table presents a summary of HUBCO's loan portfolio:


                                    September 30,         December 31,
                                    -------------   ------------------------
                                        1993        1992      1991      1990
                                        ----        ----      ----      ----
                                                   (In Thousands)
Loans secured by real estate:
 Residential(1) . . . . . . . . . .  $199,739    $187,851  $170,168  $ 96,152
 Construction . . . . . . . . . . .     3,166       3,777     3,108     7,422
 Commercial . . . . . . . . . . . .   138,359     111,144    86,896    61,406
Commercial and industrial loans . .   129,698     129,550   132,090   118,734
Loans to individuals for household,
 family and other personal
 expenditures . . . . . . . . . . .    59,740      63,129    65,006    58,429
Other loans . . . . . . . . . . . .    23,247      25,418    18,486    42,595
                                     --------    --------  --------  --------
 Total loans. . . . . . . . . . . .  $553,949    $520,869  $475,754  $384,738
                                     ========    ========  ========  ========
- --------------------
(1) Includes home equity loans and second mortgage loans.

   At December 31, 1992, residential loans amounted to $187,851, or 36.1%, of HUBCO's total loan portfolio. Residential loans are predominantly secured by one to four family properties in the Bank's primary market area of Northern New Jersey. Residential loans increased by $17,683, or 10.4%, from 1991 to 1992. All of the increase is attributable to the Irving acquisition. From 1990 to 1991, residential loans increased by $74,016, or 77.0%, approximately $55,000 of which was attributable to the acquisition of Meadowlands National Bank ("Meadowlands") and Center and the balance was attributable to increased loan demand generated by a reduction in mortgage interest rates. Loans kept for the Bank's portfolio are primarily underwritten to the Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") standards. Loan to value ratios are conservative and generally do not exceed 75%, and terms do not exceed 20 years for loans maintained in HUBCO's portfolio.

   Construction loans are made only to a select group of well established local developers. Construction loans are primarily made only on single family structures which are generally under contract before being built. Advances under these loans are closely monitored and made after inspection by officers of the Bank and the Bank's engineers. Construction loans increased moderately in 1992 from 1991. Construction loans decreased by $4,314, or 58.1%, in 1991 from 1990. The decrease resulted from a general slowdown in the construction industry, coupled with repayments of loans in the portfolio.

     Commercial mortgage loans are made to local property owners and are written using strict underwriting standards. Generally, debt service coverage must be at least 125%, and the loan to value ratio may not exceed 67% of the lesser of the purchase price or appraised value. Most of HUBCO's commercial mortgage loans are for a maximum term of 15 years requiring fixed principal plus interest under which the borrower pays off an equal amount of the principal balance of the loan each month. For example, a borrower with a loan maturing in five years would pay off 1/60 of the principal balance of the loan plus interest each month. The effect of such payment is to reduce the principal balance of the loan more rapidly than a traditional amortization schedule or balloon loan. Commercial mortgage loans increased by $24,248, or 27.9%, from 1991 to 1992. Approximately $15,500 of the increase was obtained through the Irving acquisition with the remainder due to internal growth. Commercial mortgage loans increased from 1990 to 1991 by $25,490, or 41.5%. Approximately $15,000 of the increase was obtained through HUBCO's acquisitions of Meadowlands and Center and the remainder through a business development program designed to generate refinance business. The commercial mortgage portfolio is comprised primarily of owner-occupied properties.

     Commercial loans are made to companies located within the Bank's market area and generally consist of loans to operating companies such as manufacturers, wholesalers and retailers. Commercial borrowers must provide three years of financial statements along with financial statements on the owners of the borrowing entity. These loans are generally collateralized and personally guaranteed by such owners. Individuals providing personal guarantees generally must submit detailed personal financial statements listing assets and liabilities, as well as personal tax returns. The financial information concerning personal guarantees is generally confirmed through obtaining credit information from service companies like TRW, property searches, bank statements, broker statements and similar means. Commercial loans are made for various purposes including working capital, capital purchases, or expansion. Working capital loans generally are made for a term of one year. Loans for capital purchases and expansion are limited to terms of three to seven years. Commercial and industrial loans decreased by $2,540, or 1.9%, during 1992. As existing loans repaid, the volume of new loans was not sufficient to offset runoff. Commercial and industrial loans had increased from 1990 to 1991 by $13,356, or 11.2%, primarily as a result of the Meadowlands acquisition.

     Loans to individuals are installment loans, primarily secured by automobiles. These loans are underwritten to a predetermined debt/income ratio. On an automobile loan, title to the auto is held as collateral. Loans to individuals decreased $1,877, or 2.9%, as a result of a general slowdown in consumer purchases of new automobiles. Loans to individuals increased from 1990 to 1991 by $6,577, or 11.3%, which was attributable to normal growth.

     Other loans consist of non-installment loans to individuals for non-personal purposes and finance leases. HUBCO discontinued its lease program in 1989 but some leases financed before that time remain in the portfolio. Other loans increased by $6,932, or 37.5%, during 1992. Included in the increase is a decrease of $4,514, or 73.3%, in leases. The resulting net increase of $11,446 in all other loans is new volume, primarily loans that are secured by marketable collateral. Other loans decreased by $24,109, or 56.6%, from 1990 to 1991. This decrease can be traced to an $8,100 runoff from the lease portfolio and to HUBCO's change in policy which capped unsecured loans at $100 for individuals and $1,000 for corporate clients, thereby reclassifying certain loans into the secured categories above.

     Asset Quality. HUBCO's principal earning assets are loans primarily to businesses and individuals located in New Jersey. Inherent in the lending function is the risk of deterioration in borrowers' ability to repay their loans under their existing loan agreements. Risk elements include nonaccrual, past due and restructured loans, potential problem loans, loan concentrations and other real estate.

     Although HUBCO actively solicits credit-worthy borrowers, prevailing market conditions have called for strict adherence to HUBCO's monitoring process for credit risk. This process requires scrutiny at all levels--the initial application, analysis of on-going ability to pay according to terms, and determination of the adequacy of collateral coverage and of the allowance for possible loan losses.

     The following table summarizes HUBCO's nonperforming assets:

                                     September 30,      At December 31,
                                     ------------  -------------------------
                                          1993     1992      1991      1990
                                                  (In thousands)
Nonaccruing Loans:
 Commercial . . . . . . . . . . . . . .  $1,382   $1,310   $ 1,928   $ 6,582
 Real Estate. . . . . . . . . . . . . .   3,212    2,124     1,537       692
 Installment. . . . . . . . . . . . . .     853      814       695       950
                                         ------   ------   -------   -------
  TOTAL NONACCRUING LOANS . . . . . . .   5,447    4,248     4,160     8,224
                                         ------   ------   -------   -------
Renegotiated Loans. . . . . . . . . . .   2,177    2,257     3,527       808
                                         ------   ------   -------   -------
  TOTAL NONPERFORMING LOANS . . . . . .   7,624    6,505     7,687     9,032
Other Real Estate . . . . . . . . . . .   2,305    1,252     5,683     4,250
                                         ------   ------   -------   -------
  TOTAL NONPERFORMING ASSETS. . . . . .  $9,929   $7,757   $13,370   $13,282
                                         ======   ======   =======   =======
Ratios:
 Nonaccruing Loans to Total Loans
  Outstanding . . . . . . . . . . . . .    0.98%    0.82%     0.87%     2.13%
 Non-Performing Assets to Total Assets.    0.96     0.83      1.99      2.23
 Allowance for Possible Loan Losses to
  Non-Accruing Loans. . . . . . . . . .  180.61   179.03    161.01     63.62
 Allowance for Possible Loan Losses to
  Nonperforming Loans . . . . . . . . .  129.04   116.91     87.13     57.93

     HUBCO has historically included loans past due 90 days or more and accruing in its definition of nonperforming loans and nonperforming assets. This is a more conservative approach than is generally used by other commercial banks, which tend to exclude loans past due 90 days or more and accruing from nonperforming loans and nonperforming assets. In order to present its asset quality discussion to the reader in a format that is comparable to other financial institutions, HUBCO has adopted the more prevalent reporting method and has excluded past due loans in calculating the data presented above.

     At September 30, 1993 and at December 31, 1992, 1991 and 1990 loans past due 90 days or more and accruing and their applicable asset quality ratios were as follows:


                                     September 30,      At December 31,
                                     ------------  -------------------------
                                          1993     1992      1991      1990
                                                  (In thousands)

Commercial. . . . . . . . . . . . . . .  $  862   $  589    $  636    $  247
Real Estate . . . . . . . . . . . . . .     692      647       301       341
Installment . . . . . . . . . . . . . .      10      173       244       306
                                         ------   ------   -------   -------
 TOTAL LOANS PAST DUE 90 DAYS
  OR MORE . . . . . . . . . . . . . . .  $1,564   $1,409    $1,181    $  894
                                         ======   ======    ======   =======
Ratios:
 Loans Past Due 90 Days or More to Total
  Loans Outstanding . . . . . . . . . .    0.28%    0.27%     0.25%     0.23%
 Loans Past Due 90 Days or More to
  Total Assets. . . . . . . . . . . . .    0.15     0.15      0.18      0.15

     The amount of interest income on nonperforming loans which would have been recorded had these loans continued to perform under their original terms amounts to $563, $423 and $1,173 for the years ended December 31, 1992, 1991 and 1990, respectively. The amount of interest income recorded on such loans was $96, $177 and $323 for the years ended December 31, 1992, 1991 and 1990, respectively. HUBCO has no outstanding commitments to advance additional funds to borrowers under any nonperforming loans.

     Nonaccruing loans consist of commercial, real estate and installment loans on which HUBCO has ceased accruing interest. Nonaccruing commercial loans are primarily to operating companies experiencing difficulties. The vast majority of these loans are secured and each has an attorney working with the loan officer to resolve the problem. Nonaccruing commercial loans decreased by $618, or 32.1%, in 1992 primarily as a result of charge-offs. Nonaccruing commercial loans decreased from 1990 to 1991 by $4,654, or 70.7%. This was primarily the result of charge-offs of $2,038 and repayments of approximately $2,000.

     Nonaccruing real estate loans are principally loans in foreclosure secured by real estate, primarily single family residential properties and some small commercial properties. From 1991 to 1992, nonaccruing real estate loans increased $587, or 38.2%. and from 1990 to 1991, nonaccruing real estate loans increased $845, or 122.1%. In both instances, the increase was due to the continuation of a poor economy in general and its adverse effect on the real estate market, particularly in New Jersey. Management does not anticipate incurring a material loss from the resolution of its nonaccruing real estate loans.

     Nonaccruing installment loans are loans to individuals. Generally such loans are secured by automobiles or real estate. At December 31, 1992, nonaccruing installment loans were $814, or 0.77%, of the consumer portfolio. This represents an increase of $119, or 17.1%. From 1990 to 1991, nonaccruing installment loans decreased by $255, or 26.8%.

     Renegotiated loans are loans which are renegotiated to assist the borrower after the borrower has suffered adverse effects in its financial condition. Terms are tailored to fit the ability of the borrower to repay in line with its current financial status. This category consists primarily of commercial loans. The decrease in renegotiated loans from 1991 to 1992 of $1,270, or 36.0%, is due to the return to performing status of loans previously considered nonperforming. The increase in this category started during 1990 and represented the beginning of economic difficulties for commercial borrowers due to the slow New Jersey economy. This trend was continued from 1990 to 1991, with the category showing an increase of $2,719, or 336.5%.

     Other real estate ("ORE") consists of property with respect to which the Bank has completed or substantially completed foreclosure proceedings. Before a property is placed in ORE, a current appraisal is ordered to determine current market value. Loans are written down to market or below before being transferred to ORE.

     The decrease in ORE from 1991 to 1992 of $4,431, or 78.0%, is due to the disposal during 1992 of four properties that had been carried as other real estate since 1991. HUBCO sold three properties in open market sales for a total reduction of $454 to other real estate. The fourth property was donated by HUBCO jointly to the foundations of the Franciscan Health System of New Jersey, Inc., Palisades General Hospital, St. Joseph's Hospital, and Barnert Hospital. The remaining balance in ORE is made up of six properties that are predominantly commercial in nature. All costs associated with the holding and maintaining of the properties are expensed as incurred.

     The increase in ORE from 1990 to 1991 of $1,433, or 33.7%, was due to foreclosure activity on delinquent accounts.

     Total nonperforming loans decreased from $7,687 in 1991 to $6,505 in 1992, a decrease of $1,182, or 15.4%. Total nonperforming loans as a percentage of loans decreased from 1.62% in 1991 to 1.25% in 1992.

     Total nonperforming loans decreased from $9,032 in 1990 to $7,687 in 1991, a decrease of $1,345, or 14.9%. During 1991, nonperforming loans totalling $3,500 were acquired as part of the Meadowlands acquisition. These loans largely offset a decrease in the Bank's nonperforming loans. The largest decline in nonperforming loans in 1991 was in the area of commercial nonaccrual loans which showed a decrease of $4,654, or 70.7%.

     The increase experienced in the real estate non-accruals for both 1991 and 1992 was directly attributable to the difficult economic environment experienced in New Jersey and the nation as a whole.

     Efforts to control and improve the level of nonperforming loans are continuing. Slow paying loans are identified promptly and collection efforts are instituted. Steps are taken to understand the problems with these loans and resolve them, when practicable. Increased and continuing collection efforts are a priority for the Bank.

     Loans past due 90 days or more and still accruing consist of commercial, real estate and installment loans which are experiencing temporary difficulties. Such loans are categorized as accruing if the Bank believes that the delinquency is temporary, the loan is adequately collateralized and is in the process of collection. Loans which are not expected to be resolved on a timely basis are put on nonaccrual status and referred for collection. The increase in loans past due 90 days or more from 1991 to 1992 of $228, or 19.3%, and from 1990 to 1991 of $287, or 32.1%, was primarily due to increases in overall loan volume, coupled with continuing slow economic conditions.

     Loan concentrations are considered to exist when there are amounts loaned to separate borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. At December 31, 1992, 1991 and 1990, there were no concentrations of loans exceeding 10% of total loans which are not otherwise disclosed as a category in Note 5 to HUBCO's Financial Statements included elsewhere in this Prospectus.

     HUBCO maintains an allowance for possible loan losses at a level considered by management to be adequate to cover the inherent risks of loss associated with its loan portfolio. The following is a summary of the activity in the allowance for possible loan losses, broken down by loan category:

                                                   Nine Months
                                                      Ended
                                                  September 30,           Year Ended December 31
                                                  ------------   -----------------------------------------
                                                      1993           1992           1991           1990
                                                      ----           ----           ----           ----
                                                                        (In thousands)

Amount of Loans Outstanding at End of Period. .     $553,949       $520,869       $475,754       $384,738
                                                    ========       ========       ========       ========
Daily Average Amount of Loans . . . . . . . . .     $524,717       $520,305       $414,667       $375,123
                                                    ========       ========       ========       ========
Balance of Allowance for Possible Loan Losses
 at Beginning of Period . . . . . . . . . . . .     $  7,605       $  6,698       $  5,232       $  3,012
Loans Charged Off:
 Commercial, Financial and Agricultural . . . .         (608)        (4,622)        (2,038)          (338)
 Real Estate--Construction. . . . . . . . . . .           --             --             --             --
 Real Estate--Mortgage. . . . . . . . . . . . .          (76)          (227)          (237)           (70)
 Installment. . . . . . . . . . . . . . . . . .         (228)          (337)          (336)          (820)
 Lease Financing. . . . . . . . . . . . . . . .          (92)          (355)          (364)        (1,100)
                                                    --------       --------       --------       --------
Total Loans Charged Off . . . . . . . . . . . .       (1,004)        (5,541)        (2,975)        (2,328)
                                                    --------       --------       --------       --------
Recoveries of Loans Previously Charged Off:
 Commercial, Financial and Agricultural . . . .          112            609            185             40
 Real Estate--Construction. . . . . . . . . . .           --             --             --             --
 Real Estate--Mortgage. . . . . . . . . . . . .            9              8             --             --
 Installment. . . . . . . . . . . . . . . . . .           96             57            120             93
 Lease Financing. . . . . . . . . . . . . . . .           70            158            337            265
                                                    --------       --------       --------       --------
Total Recoveries. . . . . . . . . . . . . . . .          287            832            642            398
                                                    --------       --------       --------       --------
Net Loans Charged Off . . . . . . . . . . . . .         (717)        (4,709)        (2,333)        (1,930)
Provision Charged to Expense. . . . . . . . . .        2,550          4,116          2,312          4,150
Additions Acquired Through Acquisitions . . . .          400          1,500          1,487             --
                                                    --------       --------       --------       --------
Balance at End of Period. . . . . . . . . . . .     $  9,838        $ 7,605        $ 6,698        $ 5,232
                                                    ========       ========       ========       ========
Ratios:
 Net Loans Charged Off to Average Loans
  Outstanding . . . . . . . . . . . . . . . . .         0.14%          0.91%          0.56%          0.51%
 Allowance for Possible Loan Losses to
  Average Loans Outstanding . . . . . . . . . .          1.9            1.5            1.6            1.4

     The allowance for possible loan losses at year-end 1992 was $7,605, an increase of $907 compared to year-end 1991. The allowance at year-end 1992 represents 1.46% of total loans outstanding, compared to 1.41% at year-end 1991. The level of the allowance is considered sufficient based on management's evaluation of the loan portfolio's credit risk. Management formally reviews the loan portfolio and evaluates credit risk on a quarterly basis. Such review takes into consideration the financial condition of the borrowers, fair market value of collateral, level of delinquencies, historical loss experience by category, industry trends and the impact of local and national economic conditions. If there are any significant changes to HUBCO's estimate of the adequacy of the allowance, they are reflected in operations during the period in which they become known.

     Investment Portfolio. HUBCO maintains an investment portfolio to fund increased loans or decreased deposits. The portfolio is composed of select investments that management considers suitable for HUBCO and conform to the Federal Financial Institutional Examination Council rules. HUBCO selects investments that it believes are of high quality and extremely liquid.

     The following table summarizes the composition of the portfolio's investments as of December 31, 1992 and 1991:


                                                Gross Unrealized    Estimated
                                     Amortized ------------------    Market
                                       Cost      Gains    (Losses)    Value
                                     ---------   -----    --------  ---------
                                                (In thousands)
At September 30, 1993:
 U.S. Government. . . . . . . . . .  $216,437   $10,287     $  --   $226,724
 U.S. Government Agencies . . . . .   151,117     4,819       (76)   155,860
 State and Political Subdivisions .    28,166       831       (10)    28,987
 Other securities . . . . . . . . .     6,312       385       (97)     6,600
 Common Stock . . . . . . . . . . .     3,471       452        --      3,923
 Preferred Stock. . . . . . . . . .       --        --         --        --
                                     --------   -------     -----   --------
                                     $405,503   $16,774     $(183)  $422,094
                                     ========   =======     =====   ========
At December 31, 1992:
 U.S. Government. . . . . . . . . .  $185,581   $ 6,859      $ --   $192,440
 U.S. Government Agencies . . . . .   105,796   $ 3,237       (19)   109,014
 State and Political Subdivisions .    16,068       368       (50)    16,386
 Other securities . . . . . . . . .    14,424       300        (1)    14,723
 Common Stock . . . . . . . . . . .       592       --         --        592
 Preferred Stock. . . . . . . . . .        61        47        (4)       104
                                     --------   -------     -----   --------
                                     $322,522   $10,811      $(74)  $333,259
                                     ========   =======     =====   ========
At December 31, 1991:
 U.S. Government. . . . . . . . . .  $ 41,080   $ 2,032      $ --   $ 43,112
 U.S. Government Agencies . . . . .    48,533     1,658        (2)    50,189
 State and Political Subdivisions .    13,158       133        (1)    13,290
 Other securities . . . . . . . . .    35,928       960        (9)    36,879
 Common Stock . . . . . . . . . . .       155       --         --        155
 Preferred Stock. . . . . . . . . .        61       --        (46)        15
                                     --------   -------     -----   --------
                                     $138,915   $ 4,783      $(58)  $143,640
                                     ========   =======     =====   ========

     Investments increased by $183,607, or 132.2%, from $138,915 at December 31, 1991 to $322,522 at December 31, 1992. The large increase is attributable to the significant amount of cash received through the Irving and Broadway transactions which, in the absence of loan demand, was invested in the securities portfolio. Investments were predominantly in government securities with maturities greater than one year and less than five years, consistent with the Bank's internal policy on structuring its investment portfolio. Municipal securities increased by $2,910, or 22.1%, as HUBCO sought to increase its tax-exempt holdings with limited risk. Holdings of other securities, which consist primarily of AA Rated corporate bonds, decreased by $21,504, or 59.9%, as funds from maturing bonds were reinvested elsewhere.

     Investments declined by $11,621 at year end 1991 compared with 1990. This decline was due to increased loan demand and by HUBCO's intention to maintain federal funds at levels prescribed by the Bank's liquidity and investment policy. Holdings of U.S. Government and agency obligations increased 41% to $89,613 at year end 1991 compared to 1990. Holdings of State and Political Subdivision obligations declined 63% to $13,158 at year-end 1991 from the comparable period of 1990. This decline was due to greater competition in purchasing these instruments from investment funds specializing in New Jersey tax exempt securities.

     HUBCO's investment philosophy is to select high quality investments with maturities spread over five years. These investments are primarily U.S. Treasury and agency obligations. HUBCO continues to have the ability and intent to hold its securities to maturity and accordingly, none of the portfolio is classified as held for sale or trading at December 31, 1992.

     During 1992 maturing investments were primarily reinvested in U.S. Treasury and agency obligations.

     Deposits. HUBCO's branch system includes 37 branch offices located in Hudson, Bergen, Passaic, Essex, Middlesex and Morris Counties, New Jersey. The system is divided into three administrative groups. One group consists of the 15 offices in the Bank's Southern Division, the second group consists of the 14 branches in the Bank's Northern Division and the third group consists of the 8 branches in the Bank's Essex Division. Each branch operates as a retail sales and service unit offering a complete line of deposit and loan products.

     In the face of a continuing recession, depositors remained very selective during 1992 as to the placement of their funds, and competition for funds was strong throughout the banking industry. The acquisitions were the key factor in the posted deposit growth of $234,369, or 38.5%, over the previous year-end. As anticipated by Bank management, a substantial amount of the repriced former Irving and Broadway deposits were withdrawn. In spite of the expected runoff, HUBCO was able to retain a significant portion of the acquired deposits and by year end 1992, had begun to successfully solicit back some of the former customers.

     The following table summarizes HUBCO's deposit base:




                                                                              At December 31,
                                                  September 30,  -----------------------------------------
                                                    30, 1993         1992           1991           1990
                                                      ----           ----           ----           ----
                                                                        (In thousands)

Demand Deposits . . . . . . . . . . . . . . . .     $197,349       $171,178       $128,328       $103,011
N.O.W. Accounts . . . . . . . . . . . . . . . .      100,556        103,181         53,490         71,056
Money Market Deposit Accounts . . . . . . . . .       44,212         27,836         39,778         33,743
Other Savings Deposits. . . . . . . . . . . . .      343,703        272,154        176,950        121,398
Time Certificates of Deposit of $100,000
 or more. . . . . . . . . . . . . . . . . . . .      230,451         23,695         27,559         37,579
Other Time Deposits . . . . . . . . . . . . . .       19,422        245,182        182,752        146,036
                                                    --------       --------       --------       --------
                                                    $935,693       $843,226       $608,857       $512,823
                                                    ========       ========       ========       ========

     Noninterest bearing demand deposits, for which all financial institutions compete, increased to $171,178 at December 31, 1992, a growth of $42,850, or 33.4%. The increase of $25,316, or 24.6%, from 1990 to 1991 was attributable to the Meadowlands and Center acquisitions.

     N.O.W. accounts increased in 1992 by $49,691, or 92.9%, as a result of the acquisitions and also due to shifts from money market deposit accounts, which decreased by $11,942, or 30.0%. As the interest rate differential on the two deposit types became nominal, the greater flexibility of the N.O.W. Accounts made them the more attractive investment vehicle. Money market deposit accounts had increased in 1991 by $6,035, or 17.9%, due to a more attractive rate at that time.

     The decrease in N.O.W. accounts of $17,566, or 24.7%, from 1990 to 1991 was primarily attributable to the transfer of certain municipal deposits from a N.O.W.-type account to certificates of deposit. HUBCO no longer offers the N.O.W.-type account to municipalities.

     Year to year increases in other savings deposits and in the other time deposits were primarily attributable to HUBCO's acquisitions in 1992 and 1991. Savings deposits increased by $95,204, or 53.8%, and by $55,552, or 45.8%, in 1992 and 1991 respectively. Other time deposits increased by $62,430, or 34.2%, and by $36,717, or 25.1%, in 1992 and 1991, respectively. Time certificates of deposit of $100,000 or more decreased during 1992 by $3,864, or 14.0%, due to an outflow of this type of funds experienced by the banking industry. During 1991, time certificates of deposit of $100,000 or more had been repriced in an intentional effort to reduce these deposits, creating a decrease of $10,020, or 26.7%.

     Other Assets and Other Liabilities. Other assets increased from $9,958 at December 31, 1991 to $16,004 at December 31, 1992, an increase of $6,046, or 60.7%. Included in other assets are $4,610 in accounts receivable from the RTC and the FDIC on the Center, Irving and Broadway acquisitions. The largest item at December 31, 1992 was $2,957 due from the FDIC, which item was paid in the final settlement with the FDIC on the Broadway transaction which took place on February 1, 1993. All claims owed outside of settlement from the FDIC and the RTC were paid in full as of September 30, 1993. (See Note 2 to the Consolidated Financial Statements of HUBCO beginning on Page F-1 of this Prospectus).

     Also included in other assets are approximately $6,260 in transit generated suspense items related to merchant credit card clearings, and return and automated clearing house items. These items typically clear within one week. The other large item, $3,574 in deferred tax assets, is more fully explained in Note 10 to the Consolidated Financial Statements of HUBCO beginning on Page F-1 of this Prospectus.

     Other liabilities decreased $4,161 to $6,239 at December 31, 1992 from $10,400 at December 31, 1991. The reduction is basically attributable to the payment by HUBCO of payables outstanding at the previous year-end.


Interest Rate Sensitivity

     Interest rate movements and deregulation of interest rates have made managing HUBCO's interest rate sensitivity increasingly important. HUBCO's Asset and Liability Committee is responsible for managing HUBCO's exposure to changes in market interest rates. The Committee attempts to maintain a stable net interest margin by generally matching the volume of assets and liabilities maturing, or subject to repricing, and by adjusting rates in relation to market conditions to influence volumes and spreads.

     The difference between the volume of interest earning assets and interest bearing liabilities that reprice in a given period is the interest sensitivity gap. A "positive" gap results when more assets than liabilities mature or are repriced in a given time frame. Conversely, a "negative" gap results when there are more liabilities than assets maturing or being repriced during a given period of time. The smaller the gap, the less the effect of market volatility on net interest income. Asset/liability management is the utilization of this information to develop strategies to allocate funds to certain types of assets and offer different liability products to achieve a certain asset-liability balance and to produce the desired profit margins.

     In certain instances, where a trend in market interest rates is determined, it may be advantageous to selectively mismatch asset and liability repricing to take advantage of short term interest rate movements and the shape of the yield curve. HUBCO's ratio of rate sensitive assets to rate sensitive liabilities was approximately 0.86 at September 30, 1993, based on contractual maturities and asset prepayment assumptions for the next 12 months. In anticipation of declining interest rates, HUBCO initiated a strategy in late 1990, which was further refined in 1991 and 1992, to maintain a negative gap position. This strategy was implemented by purchasing fixed rate bonds and loans with proceeds received from the reduction of federal funds and the funds received in conjunction with the acquisitions. The effect of a negative gap position in a declining interest rate environment is to increase HUBCO's net interest spread as the cost of HUBCO's deposits and other liabilities may be expected to fall faster than the interest received on its earning assets. Conversely, if interest rates increase, the negative gap means that interest received on earning assets may be expected to increase more slowly than the interest paid on HUBCO's liabilities, therefore decreasing the net interest spread. The negative gap is evaluated together with the magnitude of change anticipated in different asset and liability categories. Because most deposits are core (checking and savings accounts and certain certificates of deposit), the magnitude of change in these core accounts is estimated to be less than 50% on any prime rate change and management believes the effect of a rate change on the net interest margin would be minimal.

     HUBCO has managed its overall asset/liability sensitivity through on-balance sheet pricing strategies. In addition, HUBCO could use, although it currently does not, off-balance sheet strategies to limit interest rate risk. These off-balance sheet items might include, but are not limited to, interest rate swaps, covered call option contracts and future contracts.

     Interest rate swaps generally involve the exchange of fixed and floating rate interest payments between two parties without the exchange of the related notional amount. A covered call option contract requires the maker to deliver, upon exercise, an underlying security at a fixed "strike" price. Future contracts can also limit interest rate sensitivity by hedging underlying assets and liabilities from adverse movement of interests rates. Management is authorized to engage in these types of investment activities, but, to date, has elected not to do so.

     The following table shows the gap position of HUBCO at September 30, 1993:

                                      INTEREST RATE SENSITIVITY ANALYSIS
                                              September 30, 1993
                                                (In Thousands)
                                              Due Between
                                Due Within      91 Days      Due After    Noninterest
                                  90 Days    and One Year    One Year       Bearing          Total
                                -----------  ------------    ---------    -----------        -----
ASSETS
Short-Term Investments. . . .     $ 10,000     $       0      $      0   $       0      $  10,000
Investment Securities . . . .       16,472        55,917       333,114           0        405,503
Total Loans . . . . . . . . .      234,290       120,067       193,665           0        548,022
Noninterest Bearing Assets. .            0             0             0      75,401         75,401
                                  --------      --------      --------    --------     ----------
Total Assets. . . . . . . . .     $260,762      $175,984      $526,779    $ 75,401     $1,038,926
Percent of Total Assets . . .        25.10%        16.94%        50.70%       7.26%        100.00%
LIABILITIES AND EQUITY
Interest-Bearing Deposits . .     $340,454      $150,868      $247,022    $      0     $  738,344
Short-Term Borrowings . . . .       19,292             0             0           0         19,292
Long-Term Debt. . . . . . . .            0             0             0           0              0
Other Liabilities . . . . . .            0             0             0     204,553        204,553
Stockholders' Equity. . . . .            0             0             0      76,737         76,737
                                  --------      --------      --------   ---------     ----------
Total Liabilities and Equity.     $359,746      $150,868      $247,022   $ 281,290     $1,038,926
Percent of Liabilities and
 Equity . . . . . . . . . . .        34.63%        14.52%        23.78%      27.08%        100.00%
Cumulative Rate Sensitive
 Assets to Rate Sensitive
 Liabilities. . . . . . . . .        72.49%        85.53%       127.17%
Cumulative GAP to Total
 Assets . . . . . . . . . . .        (9.53%)       (7.11%)       19.82%
Interest Rate Sensitivity Gap    $(98,984)      $ 25,116      $279,757  $(205,889)
Cumulative Interest Rate
 Sensitivity Gap. . . . . . .    $(98,984)     $(73,868)      $205,889


LIQUIDITY
     Liquidity is a measure of HUBCO's ability to generate sufficient cash flow in order to meet all current and future financial obligations and commitments as they arise. One source of cash flow for liquidity purposes is provided by maturing loans and investments. However, the primary source of liquidity is the ability to attract new deposits and to renew deposit obligations as they mature. HUBCO utilizes its branch banking system to access retail customers who provide a highly stable source of "core funds." These funds are comprised of demand deposits, savings accounts and certain certificates of deposit.

     During 1991 and 1992, HUBCO expanded its core deposit base via the acquisitions. During 1992, an increased emphasis on customer service was also employed as HUBCO competed for deposit funds.

     HUBCO may also purchase federal funds or arrange other short term borrowings for specific purposes as necessary, including to effect its interest rate sensitivity management.

     HUBCO actively manages its liquidity position under the direction of both the Asset and Liability Committee and the Investment Committee. Periodic review under prescribed policies and procedures is intended to ensure that HUBCO will maintain adequate levels of available funds. At December 31, 1992, HUBCO's primary and secondary liquidity ratios, 12.33% and 12.53%, respectively, were well above stated policy.

     At September 30, 1993, HUBCO's management was not aware of any known uncertainties that will have or that are reasonably likely to have a material effect on HUBCO's liquidity, capital resources or operations; nor is HUBCO aware of any current recommendations by the regulatory authorities which, if they were to be implemented, would have such an effect. But see "RECENT DEVELOPMENTS."

     HUBCO had no material commitments for capital expenditures as of December 31, 1992.

CAPITAL

     The Federal Reserve Board has issued new regulations to redefine the adequacy of bank capital based upon the sensitivity of assets and off-balance sheet exposures to risk factors. Four categories of risk weights (0%, 20%, 50% and 100%) were established to be applied to different types of balance sheet assets and off-balance sheet exposures. The aggregate of the risk weighted items (risk-based assets) is the denominator of the ratio, the numerator of which is a newly defined risk-based capital. Under the regulations, risk-based capital has been classified into two categories. Tier 1 capital includes common and qualifying perpetual preferred stockholders' equity (including additional paid-in capital and retained earnings), less goodwill. Tier 2 capital includes mandatory convertible debt, allowance for possible loan losses, subject to certain limitations, and certain subordinated and term debt securities. Total qualifying capital consists of Tier 1 capital and Tier 2 capital; however, the amount of Tier 2 capital may not exceed the amount of Tier 1 capital in the computation of total qualifying capital. At December 31, 1992, the minimum capital ratio required under the above formula was 4.0% for Tier 1 capital and 8.0% for total qualifying capital. HUBCO at December 31, 1992 exceeded the 1992 requirements with a Tier 1 capital ratio of 12.85% and a total risk-based capital ratio of 14.10%. At September 30, 1993, HUBCO exceeded the 1993 requirements, as set forth in the table below, with a Tier 1 capital ratio of 13.47% and a total risk-based capital ratio of 14.72%.

     The Federal Reserve Board also issued new leverage capital adequacy standards in August of 1990. Under these standards, in addition to the risk-based capital ratios, a bank holding company must also maintain a ratio of Tier 1 capital (using the risk-based capital definition) to total assets of at least 3%. Institutions which are not "top-rated" will be expected to maintain a ratio 100 to 200 basis points above this ratio. HUBCO's leverage ratio as of September 30, 1993 was 7.37%.

     The Bank is also subject to similar but separate capital adequacy guidelines promulgated by the FDIC. As of December 31, 1992, the Bank's Tier 1 capital ratio was 10.77%, its total risk-based capital ratio was 12.02% and its leverage ratio was 6.08%. As of September 30, 1993, the Bank's Tier 1 capital ratio was 12.58%, its total risk-based capital ratio was 13.83% and its leverage ratio was 6.85%.

     The following table summarizes the capital ratios as of December 31, 1992:

                                         AT DECEMBER 31, 1992
                           ----------------------------------------------
                              MINIMUM        HUDSON         HUBCO, INC.
CAPITAL RATIOS             REQUIREMENTS    UNITED BANK    & SUBSIDIARIES
- --------------             ------------    -----------    ---------------
Tier I Capital. . . . .       4.0%           10.77%          12.85%
Total Capital . . . . .       8.0            12.02           14.10
Leverage Ratio. . . . .       4.0             6.08            7.33


                                        AT SEPTEMBER 30, 1993
                           ---------------------------------------------
                              MINIMUM          HUDSON       HUBCO, INC.
CAPITAL RATIOS             REQUIREMENTS*     UNITED BANK  & SUBSIDIARIES
- --------------             -------------    ------------  --------------
Tier I Capital. . . . .       6.0%           12.58%          13.47%
Total Capital . . . . .      10.0            13.83           14.72
Leverage Ratio. . . . .       5.0             6.85            7.37

- ---------------
* For qualification as a well-capitalized institution.


     On November 8, 1993, HUBCO's Board of Directors authorized a stock buyback program under which management was authorized to repurchase up to 10% of HUBCO's outstanding common stock each year. The acquired shares are to be held in treasury. HUBCO is presently using the buyback program specifically to repurchase shares for reissuance in connection with the Merger Conversion. As of January 6, 1994, the Company had repurchased 359,681 shares for approximately $7.979 million.

                                   BUSINESS OF HUBCO

GENERAL

     HUBCO is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). HUBCO was organized under the laws of New Jersey in 1982 by the Bank for the purpose of creating a bank holding company for the Bank. HUBCO also owns a second operating subsidiary, HUB Financial Services, Inc. and indirectly owns, through the Bank, an investment subsidiary and an inactive subsidiary. The corporate headquarters of HUBCO and the main office of the Bank are located in Union City, New Jersey.

     As of September 30, 1993, HUBCO had consolidated assets of $1,039 million, consolidated deposits of $936 million and consolidated stockholders' equity of $77 million. Based on assets, at September 30, 1993 HUBCO is the 12th largest bank holding company headquartered in New Jersey.

     HUBCO and its subsidiaries had 388 full-time employees and 68 part-time employees as of December 31, 1992, compared to 302 full-time and 41 part-time employees at the end of 1991. As a result of the Pilgrim acquisition, HUBCO added approximately 40 new employees, bringing the number of employees at September 30, 1993 to 405 full-time employees and 83 part-time employees.


HUDSON UNITED BANK

     Hudson United Bank was incorporated in 1890 as a state-chartered commercial bank. The Bank maintains its main office in Union City, New Jersey and operates out of 37 offices in six Northern New Jersey counties. Of these offices, all but one are located in the Northern New Jersey counties of Bergen, Essex, Hudson, Morris and Passaic. One other branch is located in Dunellen, Middlesex County, New Jersey. HUBCO owns a two-story building one block from the Bank's main office which HUBCO is leasing to the Bank as an operations center.

     The Bank is a full service commercial bank and offers the services generally performed by commercial banks of similar size and character, including checking, savings, and time deposit accounts, certificates of deposit, trust services, safe deposit boxes, secured and unsecured personal and commercial loans and residential and commercial real estate loans. The principal focus of the Bank is serving customers in its local market place.

     The Bank's deposit accounts are competitive in the current environment and include money market accounts and a variety of interest-bearing transaction accounts.

     In the lending area, the Bank primarily engages in consumer lending, commercial lending and real estate lending activities.

     The Bank offers a variety of trust services. At September 30, 1993, the Trust Department had approximately $94.8 million of assets under management or in its custodial control.

     The Bank is administratively divided into three divisions. These include the Southern Division, the Northern Division and the Essex Division. The Southern Division of the Bank is unionized. The current collective bargaining agreement extends through February 28, 1996.


ACQUISITIONS STRATEGY

     HUBCO's acquisition philosophy is to seek in-market or contiguous market opportunities which can be accomplished with little dilution to earnings. Since October 1990, HUBCO has acquired the assets and liabilities of six institutions, adding to its assets and liabilities a total of $807.2 million in assets and $805.7 million in liabilities and expanding its branch network from 15 branches to 37 branches. Over 80% of these assets and liabilities were acquired through government assisted transactions which allows the Bank to reprice deposits, review loans and purchase only those loans which meet its underwriting criteria. The balance of the assets and liabilities were acquired in traditional negotiated private transactions which HUBCO believes present different level of risk than the risk presented in government assisted transactions. In these transactions, HUBCO conducts a due diligence review to identify both risks and income potential and then structures a transaction which management believes allows HUBCO to manage the risk while earning a fair return on its investment. Both the Merger Conversion and the acquisition of Washington represent traditional private transactions. See "--Acquisition of Statewide" and "--Acquisition of Washington" below.

     The success of HUBCO's acquisition strategy depends on management's skill in identifying, analyzing, bidding on and acquiring the assets and liabilities of banking entities in both government assisted and private transactions, integrating such assets and liabilities into HUBCO, and causing the resulting entity as a whole to operate profitably.

     The following table summarizes the acquisitions undertaken by HUBCO since October of 1990:

                                                              DEPOSITS
                           GOVERNMENT                          ASSUMED     LOANS PURCHASED     BRANCHES
INSTITUTION                 ASSISTED      PREMIUM PAID      (IN MILLIONS)   (IN MILLIONS)      ACQUIRED
- -----------                -----------    -------------      -----------   --------------      --------
Mountain Ridge State
 Bank . . . . . . . . .      Yes          $  325,000             $47.0          $12.0             1
Meadowlands National
 Bank . . . . . . . . .      No           $  415,000(1)          $35.5          $22.1             3
Center Savings and Loan
 Association. . . . . .      Yes          $  10,000              $89.9          $78.6             1
Irving Federal Savings
 and Loan Association .      Yes          $   5,000              $161.1         $62.4             5
Broadway Bank and Trust
 Company. . . . . . . .      Yes          $3,406,000             $345.7         $ 9.5             8
Pilgrim State Bank. . .      No           $6,000,000(2)          $122.9         $46.7             6

- -----------------
(1)  Represents the purchase price paid to the shareholders of Meadowlands
     National Bank.
(2)  Represents amount paid as purchase price to Ramapo, the owner of the assets immediately prior to closing.


ACQUISITION OF STATEWIDE

     Upon consummation of the Merger Conversion, HUBCO's total assets will increase by approximately $496 million, or 47.7% of total assets at September 30, 1993, and the number of Bank branches will increase from 37 to 50. This is larger than any other acquisition undertaken to date by HUBCO, although not as large as the Irving Federal Savings and Loan Association ("Irving") and Broadway Bank and Trust Company ("Broadway") acquisitions combined, which occurred only three weeks apart. An expansion of this magnitude could result in major changes in HUBCO's financial situation. Unlike most of HUBCO's other recent acquisitions, the Merger Conversion does not afford HUBCO the right to acquire only those loans of the acquired institution which HUBCO desires to retain. See "PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL STATEMENTS." While HUBCO's management team has developed substantial experience and skill in integrating acquired institutions into HUBCO, there can be no assurance given that HUBCO will be able to achieve in connection with the Merger Conversion the level of integration and cost savings achieved in its previous acquisitions. Nonetheless, HUBCO believes that in a voluntary acquisition such as this, integration of the two institutions is easier to achieve than in government assisted transactions.

PROPOSED ACQUISITION OF WASHINGTON

     Upon consummation of the acquisition of Washington, HUBCO's total assets will increase by approximately $278 million and the number of Bank branches will increase by 8. On a pro forma basis at September 30, 1993, assuming completion of the Merger Conversion and the acquisition of Washington, HUBCO's total assets will increase by $774 million representing an increase of 74% over total assets at September 30, 1993, and the number of Bank branches will increase to 58. Like the Statewide acquisition, but unlike most of HUBCO's other recent acquisitions, the Washington acquisition does not afford HUBCO the right to acquire only those loans of the acquired institution which HUBCO desires to retain. See "PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL STATEMENTS." HUBCO has the right to terminate the Washington
Merger Agreement for a number of reasons, including if there is a material adverse change in the business, operations or financial condition of Washington. Under the material adverse change clause, but without limiting the definition of a material adverse change, HUBCO has the right to terminate the Washington Merger Agreement if Washington's largest non-performing loan, a loan of approximately $9.0 million, representing approximately 35% of Washington's non-performing assets as of September 30, 1993, is not brought to performing status or if substantial steps are not taken to proceed with foreclosure on the loan. This non-performing loan is secured by a 450,000 square foot building which is rented to the IRS under a lease which is cancelable by the IRS upon 60 days' notice. The building is situated in northeast Philadelphia in a site with two other IRS facilities. The IRS announced in early December, 1993 that this site will be converted into a customer service center with a loss of 2,500 permanent and seasonal jobs. It has been reported in the press that the process of reducing the workforce at the northeast Philadelphia center will begin in 1996 and be completed in 1999. The effect, if any, of the conversion and reduction in workforce on the building securing this loan is unknown at this time. Although HUBCO anticipates that it will proceed with the acquisition of Washington, it continues to examine this loan and the circumstances surrounding the collateral, and accordingly, there can be no assurance that the acquisition of Washington by HUBCO will be consummated. If the acquisition of Washington is consummated, there can be no assurance that this non-performing loan or Washington's other non-performing assets will not have a material adverse impact upon HUBCO's financial performance. For a discussion of certain risk factors relating to the Merger Conversion and the acquisition of Washington, see "INVESTMENT CONSIDERATIONS--Significant Impact of Acquisitions on HUBCO."

                      SELECTED FINANCIAL INFORMATION OF STATEWIDE

     Set forth below are selected consolidated financial and other data of Statewide. This financial data (other than ratios) for the five years ended March 31, 1993 are derived from the Consolidated Financial Statements of Statewide. The financial data for the six month periods ended September 30, 1993 and 1992 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the management of Statewide considers necessary for a fair representation of the financial position and the results of operations for these periods. Operating results for the six months ended September 30, 1993 are not necessarily indicative of the results that may be expected for the entire year ending March 31, 1994. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in this Prospectus.

                              SIX MONTHS ENDED
                                SEPTEMBER 30,                         YEARS ENDED MARCH 31,
                              ----------------      -----------------------------------------------------
                              1993       1992       1993        1992       1991         1990         1989
                              ----       ----       ----        ----       ----         ----         ----
                                                           (IN THOUSANDS)
CONSOLIDATED STATEMENT
 OF OPERATIONS:
Interest and dividend
 income . . . . . . . . .  $ 17,754   $ 20,930    $ 39,822   $ 44,400   $ 48,150     $ 52,202    $ 56,452
Interest expense. . . . .     8,845     11,919      21,829     30,605     37,387       42,252      42,928
                           --------   --------    --------   --------   --------     --------    --------
Net interest and
 dividend income before
 provision for loan
 losses . . . . . . . . .     8,909      9,011      17,993     13,795     10,763        9,950      13,524
Provision for loan
 losses . . . . . . . . .       360         26         193      1,933        186        3,762         194
                           --------   --------    --------   --------   --------     --------    --------
Net interest and dividend
 income after provision
 for loan losses. . . . .     8,549      8,985      17,800     11,862     10,577        6,188      13,330
Other income. . . . . . .       850      1,178       2,010      3,564      1,739        4,122     (2,720)
Operating expenses. . . .     6,060      6,072      12,233     12,964     13,611       13,386      11,586
                           --------   --------    --------   --------   --------     --------    --------
Income before income
 taxes, extraordinary
 credit and change in
 accounting principle . .     3,339      4,091       7,577      2,462    (1,295)      (3,076)       (976)
Income taxes. . . . . . .     1,001      1,351       2,490      1,461         35           77          64
                           --------   --------    --------   --------   --------     --------    --------
Income before
 extraordinary credit and
 change in accounting
 principle. . . . . . . .     2,338      2,740       5,087      1,001    (1,330)      (3,153)      (1,040)
Extraordinary credit from
 utilization of net
 operating loss
 carryforward . . . . . .         0          0           0      1,233         0            0            0
Cumulative effect of
 change in accounting
 principle. . . . . . . .       669          0           0          0         0            0            0


                           --------   --------    --------   --------   --------     --------    --------
Net income. . . . . . . .  $  3,007   $  2,740    $  5,087   $  2,234 $  (1,330)   $  (3,153)  $   (1,040)
                           ========   ========    ========   ========  =========   ==========  ==========
CONSOLIDATED STATEMENT OF
 FINANCIAL CONDITION:
Total assets. . . . . . .  $510,259   $530,421    $517,885   $531,785   $529,225     $564,786    $599,125
Deposits. . . . . . . . .   432,064    451,388     440,034    460,926    454,783      484,939     488,317
Investment securities . .    17,180     28,986      18,224     23,945     23,580       38,694      37,764
Mortgage-backed securities
 available or sale. . . .     6,242     48,241       7,517          0          0            0           0
Mortgage-backed
 securities . . . . . . .   214,731    196,201     208,248    180,304    142,693      133,331     141,526
Loans receivable, net . .   211,452    248,408     230,929    264,914    308,905      343,320     373,547
Federal Home Loan Bank
 advances . . . . . . . .    42,992     48,241      45,092     43,392     49,192       46,492      52,792
Retained earnings, sub-
 stantially restricted. .    31,319     25,965      28,312     23,225     20,991       22,321      25,474
SELECTED FINANCIAL RATIOS:
Return on average total
 assets . . . . . . . . .      1.18%      1.03%       0.96%      0.42%    (0.24)%      (0.54)%     (0.16)%
Return on average retained
 earnings . . . . . . . .     20.14      21.96       19.43      10.16     (6.14)      (12.19)      (3.90)
Average retained earnings
 to average total assets.      5.83       4.68        4.95       4.15       3.98         4.42        4.21
Allowance for loan losses
 to total loans at end of
 period . . . . . . . . .      0.49       0.56        0.59       0.69       0.54         0.57        0.02
Nonperforming loans to
 total loans at end of
 period . . . . . . . . .       .96       1.42        1.23       1.22       4.17         2.24        0.71
Allowance for loan losses
 to nonperforming loans .     51.45      65.86       47.23      56.42      13.00        25.49        2.85
Nonperforming assets to
 total loans and real
 estate owned . . . . . .      5.74       6.61        5.77       6.51       7.10         4.58        0.82
OTHER DATA:
Number of:
 Outstanding real estate
  loans originated. . . .     2,083      2,447       2,280      2,578      2,851        3,058       3,199
 Deposit accounts . . . .    48,714     53,825      50,807     56,671     56,531       60,996      64,560
 Full service offices
  open. . . . . . . . . .        13         13          13         13         13           13          15

               MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS OF STATEWIDE

     The following discussion and analysis is intended to assist readers in understanding Statewide's results of operations and changes in financial position for the six months ended September 30, 1993 and 1992 and for the fiscal years ended March 31, 1993, 1992 and 1991, which should be read in conjunction with the Consolidated Financial Statements of Statewide and Notes thereto beginning on Page F-33 of this Prospectus and the other information about Statewide contained in this Prospectus.


Financial Condition

     At March 31, 1993, Statewide had total assets of $517.9 million, a decrease of $13.9 million, or 2.6%, from March 31, 1992. The reduction in Statewide's assets over the past fiscal year resulted from the funding of a $20.9 million, or 4.5% net decrease in deposits over the fiscal year, which was partially funded through a $1.7 million increase in borrowings and a $5.6 million increase in retained earnings. Total assets continued to decrease during the period March 31, 1993 to September 30, 1993. At September 30, 1993, Statewide had total assets of $510.3 million, a decrease of $7.6 million, or 1.5%, from March 31, 1993. Deposits decreased by $8.0 million, or 1.8% over the six months ended September 30, 1993.

     Loans receivable decreased from March 31, 1993 to September 30, 1993 by $19.5 million, or 8.4%, to $211.5 million at September 30, 1993. This decrease was primarily the result of increased prepayments and lower loan demand.

     Mortgage-backed securities, including mortgage-backed securities available for sale, totalled $221 million at September 30, 1993, an increase of $5.2 million or 2.4% from March 31, 1993. This represents management's decision to purchase mortgage-backed securities during periods of low loan demand.

Comparison of Operating Results for the Six Months Ended September 30, 1993 and September 30, 1992.

     General. Net income for the six months ended September 30, 1993 increased by $0.3 million, or 11.1%, to $3.0 million from $2.7 million for the six months ended September 30, 1992. The primary reason for the increase was an increase in cumulative effect of change in accounting principle of $0.7 million due to the Adoption of SFAS 109 and a decrease in income taxes of $0.4 million. These increases to net income were partially offset by a decrease in net interest and dividend income before provision for loan losses of $0.1 million, an increase in provision for loan losses of $0.3 million and a decrease in other income of $0.3 million.

     Interest and Dividend Income. Interest and dividend income decreased by $3.2 million, or 15.2%, to $17.8 million for the six months ended September 30, 1993 from $20.9 million for the six months ended September 30, 1992. The decrease was due to the average yield on interest-earning assets decreasing from 8.64% for the six months ended September 30, 1992 to 7.58% for the six months ended September 30, 1993. This decrease of 106 basis points, or 12.3%, is primarily due to the significant loan and mortgage-backed securities prepayments being invested at lower interest rates.

     Interest Expense. Interest expense decreased by $3.1 million, or 26.1%, from $11.9 million for the six months ended September 30, 1992 to $8.8 million for the six months ended September 30, 1993. Weighted average deposit rates decreased 113 basis points, or 25.2% to 3.36% for the six months ended September 30, 1993 from 4.49% for the six months ended September 30, 1992.

     Net Interest and Dividend Income Before Provision for Loan Losses. Net interest and dividend income before provision for loan losses decreased $0.1 million, or 1.1%, to $8.9 million for the six months ended September 30, 1993 from $9.0 million for the six months ended September 30, 1992. This relative stability is due to decreases in interest and dividend income which were substantially offset by decreases in interest expense.

     Provision for Loan Losses. Provision for loan losses increased by $334,000 to $360,000 for the six months ended September 30, 1993 from $26,000 for the six months ended September 30, 1992. The allowance for loan losses to total loans at September 30, 1993 was .5% compared with .6% at September 30, 1992. The allowance for loan losses to nonperforming loans at September 30, 1993 was 51.5% compared to 65.9% at September 30, 1992. Management believes that Statewide's allowance for loan losses is adequate based upon management's ongoing review of Statewide's loan portfolio, general economic conditions and the financial condition of particular borrowers.

     Other Income. Other income decreased $328,000, or 27.8%, to $850,000 for the six months ended September 30, 1993. The decrease is due primarily to a decrease in net gains on sale of mortgage-backed securities from $530,000 for the six months ended September 30, 1992 to none for the six months ended September 30, 1993. This decrease was partially offset by an increase in service charge income of $249,000.

     Operating Expenses. Operating expenses decreased by $12,000 to $6.060 million for the six months ended September 30, 1993.

     Income Taxes. Federal and state income taxes decreased by $0.3 million, or 25.9%, to $1.0 million for the six months ended September 30, 1993 compared with $1.3 million for the six months ended September 30, 1992. The decrease is due primarily to a decrease in net income before income taxes.

Comparison of Operating Results for the Years Ended March 31, 1993 and 1992

     General. Net income for the fiscal year ended March 31, 1993 increased by $2.9 million, or 131.8%, to $5.1 million from $2.2 million for the fiscal year ended March 31, 1992. The primary reason for the increase was an increase in net interest and dividend income before provision for loan losses of $4.2 million. The increase in net interest and dividend income before provision for loan losses was primarily due to a net interest margin of 3.40% for fiscal year 1993, compared with a net interest margin of 2.60% for fiscal year 1992, as the rates Statewide paid on deposits declined faster than the return Statewide earned on its loans and mortgage-backed securities.

     Interest and Dividend Income. Interest and dividend income decreased by $4.6 million, or 10.4%, to $39.8 million in fiscal year 1993 from $44.4 million in fiscal year 1992. The decrease was due to the average yield on interest-earning assets decreasing from 9.23% in fiscal year 1992 to 8.25% in fiscal year 1993. This 98 basis point decrease represents a decline of 10.6% and is primarily due to lower interest income on mortgage loans due to significant loan prepayments being reinvested in shorter term mortgage-backed securities with lower interest rates.

     Interest Expense. Interest expense decreased $8.8 million, or 28.7%, from $30.6 million in fiscal year 1992 to $21.8 million in fiscal year 1993. Weighted average deposit rates decreased 183 basis points, or 31.1%, to 4.12% for fiscal year 1993 from 5.95% for fiscal year 1992. In addition, there was a shift from higher rate interest-bearing certificates of deposit to lower rate passbook and other demand type deposit accounts. Total average certificates of deposit, as a percentage of total average deposits, decreased from 53.4% to 47.2%.

     Net Interest and Dividend Income Before Provision for Loan Losses. Net interest and dividend income before provision for loan losses increased $4.2 million, or 30.4%, to $18.0 million for fiscal year 1993 from $13.8 million for fiscal year 1992. The increase resulted from a period of declining interest rates in which interest expense decreased more rapidly than interest income.

     Provision for Loan Losses. Statewide's provision for loan losses decreased by $1.7 million, to $0.2 million for fiscal year 1993 compared to a provision of $1.9 million for fiscal year 1992. The decrease was the result of Statewide's recording a $1.5 million provision for loan losses related to a single loan in 1992. The allowance for loan losses to total loans at March 31, 1993 was .6% compared with .7% at March 31, 1992. The allowance for loan losses to nonperforming loans at March 31, 1993 was 47.2% compared to 56.4% at March 31, 1992. Management believes that Statewide's allowance for loan losses is adequate based upon management's ongoing review of Statewide's loan portfolio, general economic conditions and the financial condition of particular borrowers.

     Other Income. Other income decreased by $1.6 million, or 43.6%, from $3.6 million in fiscal year 1992 to $2.0 million in fiscal year 1993. The decrease was primarily due to a decrease in net gains on sales of investment and mortgage-backed securities from $1.8 million in fiscal year 1992 to $530,000 in fiscal year 1993. The high level of gains in 1992 resulted from the restructuring of Statewide's mortgage-backed securities portfolio in order to decrease Statewide's vulnerability to interest rate risk. In addition, a gain of $867,000 upon the termination of Statewide's defined benefit pension plan took place during fiscal year 1992. The decrease in other income from the prior year was partially offset by increases in income from service charges of $76,000 and other income of $470,000, which was primarily due to an increase in net commissions on the sale of annuities of $263,000.

     Operating Expenses. Operating expenses decreased by $731,000, or 5.6%, in fiscal year 1993 compared to fiscal year 1992. The decrease was primarily due to a $460,000 reduction in net foreclosed real estate expense, a decrease of $209,000 in net occupancy expenses and a decrease of $485,000 in other expenses. These decreases were partially offset by increases in salaries and employee benefits of $363,000.

     Income Taxes. Federal and state income taxes increased $1.0 million, or 70.4%, during fiscal year 1993 compared to fiscal year 1992. The increase in income tax was due to the increase in pre-tax income for fiscal year 1993.
The effective income tax rate was 39.0% for fiscal year 1993 and 55.8% for fiscal year 1992. The level of the effective income tax rate in 1992 was increased due to the application of a federal excise tax related to the termination of Statewide's defined benefit pension plan. The income tax provision for fiscal year 1992 was substantially offset by the application of income tax benefits of $1.2 million from the utilization of a net operating loss carryforward.

Comparison of Operating Results for the Years Ended March 31, 1992 and 1991

     General. Net income for the fiscal year ended March 31, 1992 increased by $3.7 million, to $2.4 million, from a net loss of $1.3 million for the fiscal year ended March 31, 1991. The primary reason for the increase was an increase in net interest and dividend income before provision for loan losses of $3.0 million, which was primarily due to a net and dividend interest margin of 2.60% for fiscal year 1992 compared with 1.98% for fiscal year 1991, an increase in total other income of $1.8 million and a decrease in other expenses of $647,000. This was partially offset by an increase in the provision for loan losses of $1.7 million.

     Interest and Dividend Income. Interest and dividend income decreased by $3.7 million, or 7.8%, to $44.4 million in fiscal year 1992 from $48.1 million in fiscal year 1991. The decrease was due to the average yield on interest-earning assets dropping from 9.65% in fiscal year 1991 to 9.23% in fiscal year 1992. This 42 basis point decrease represents a decline of 4.4% and is primarily due to lower interest income on mortgage loans due to significant loan repayments being reinvested in shorter term mortgage-backed securities with lower interest rates.

     Interest Expense. Interest expense decreased $6.8 million, or 18.1%, from $37.4 million in fiscal year 1991 to $30.6 million in fiscal year 1992. Weighted average deposit rates decreased 132 basis points, or 18.2%, to 5.95% for fiscal year 1992, from 7.27% for fiscal year 1991. In addition, a shift from higher rate interest-bearing certificates of deposit to lower rate passbook and other demand type deposit accounts also contributed to the decrease. Total average certificates of deposit as a percentage of total average deposits decreased from 59.3% to 53.4%.

     Net Interest and Dividend Income Before Provision for Loan Losses. Net interest and dividend income before provision for loan losses increased $3.0 million, or 28.2% to $13.8 million for fiscal year 1992 from $10.8 million for fiscal year 1991. The increase resulted from a falling interest rate environment which caused interest expense to decrease more rapidly than interest income.

     Provision for Loan Losses. Statewide's provision for loan losses increased by $1.7 million to $1.9 million for fiscal year 1992 compared to a provision of $0.2 million for fiscal year 1991. The majority of the increase was the result of a $1.5 million increase in the allowance for loan losses related to a single $5.5 million loan to a developer for the acquisition, development and construction of single family residential homes in Hunterdon County, New Jersey. The allowance for loan losses to total loans at March 31, 1992 was .7% compared with .5% at March 31, 1991. The allowance for loan losses to nonperforming loans at March 31, 1992 was 56.4% compared to 13.0% at March 31, 1991.

     Other Income. Other income increased by $1.8 million, or 104.9%, to $3.5 million in fiscal year 1992 from $1.7 million in fiscal year 1991. The increase was primarily due to an increase in net gains on the sale of investment and mortgage-backed securities of $1.7 million and a gain of $867,000 as a result of the termination of Statewide's defined benefit pension plan, which was partially offset by a gain of $903,000 in fiscal year 1991 resulting from previously unrecognized past experience gains related to Statewide's defined benefit pension plan.

     Operating Expenses. Operating expenses decreased by $647,000, or 4.8%, in fiscal year 1992 compared with fiscal year 1991. The decrease was primarily due to decreases in net foreclosed real estate expense, which decreased by $401,000, and a reduction in the loss realized on the investment in real estate ventures, which decreased by $625,000. These decreases were partially offset by increases in salaries and employee benefits of $125,000 and other operating expense of $254,000.

     Income Taxes. Federal and state income taxes increased by $1.4 million in fiscal year 1992 from $35,000 in fiscal year 1991. The increase in income tax was due to the increase in pre-tax income during fiscal year 1992, compared to a net loss for fiscal year 1991. The effective income tax rate was 55.8% for fiscal year 1992 and 2.7% for fiscal year 1991. The income tax provision for fiscal year 1992 was substantially offset by the application of an income tax benefit of $1.2 million from the utilization of a net operating loss carryforward.

Interest Rate Sensitivity

     Since the mid-1980's, Statewide has made asset/liability management a primary focus in strategic planning. The asset/liability policy is developed and carried out by the Asset/Liability Committee ("ALCO") with oversight provided by the Board of Directors. The ALCO has taken a number of steps to reduce Statewide's susceptibility to damaging interest rate risk.

     Throughout the 1980's, Statewide focused on the origination of adjustable rate mortgage products as an integral part of its asset/liability management policy. However, due to various market conditions, the recent originations of adjustable rate products has declined. Since the beginning of 1991, the ALCO asset/liability policy has been one of selectively restructuring the balance sheet in the following ways: sales of small amounts of the mortgage-backed securities with longer maturities, purchase or origination of assets with a final maturity of seven years or less, purchase of adjustable rate securities, and lengthening of liabilities through advances from the FHLBNY. This combination of shortening the maturity of assets, through replacing longer term assets lost through sales or prepayment run-off with shorter term assets, and the lengthening of liabilities through FHLBNY borrowings and increases in stable core deposits has led to an improvement of Statewide's asset/liability risk profile.

     Management of interest rate risk is a major determinant of the profitability of Statewide's operations. Interest rate risk arises when an asset matures or when the instrument's rate of interest changes in a time frame that is different from that of the underlying liability. The difference between interest-earning assets subject to rate change over a specific period and interest-bearing liabilities subject to rate change over the same period is called the interest rate sensitivity gap or "gap position." The gap position is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. The gap position is considered negative when the amount of interest rate sensitive liabilities is greater than the amount of interest rate sensitive assets. During a period of rising rates, a negative gap position tends to adversely affect earnings, while a positive gap position tends to result in an increase in earnings. During a period of falling interest rates, a negative gap position would result in an increase in earnings, while a positive gap position would adversely affect earnings.

     The table set forth below presents the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 1993 which are anticipated by Statewide, based upon certain assumptions, to reprice or mature in each of the future time periods illustrated. The amount of assets and liabilities shown, except as noted, which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset or liability. Statewide's loan prepayment assumptions are based upon the OTS's latest available figures which are 15% for ARM loans, 18% for consumer loans, and a range of 10% to 37% (based upon interest rate) for fixed rate loans.

     With respect to liabilities, Statewide, based on historical data, used a decay rate of 17% for all age groups of money market deposit accounts, as compared to the OTS's decay rates of 17%, 37% and 79%. The other decay rates used are from the OTS and are as follows: 17% for passbook accounts and 37% for N.O.W. accounts.

     The table set forth below represents Statewide's interest rate sensitivity gap at September 30, 1993:

                                                                                 AT SEPTEMBER 30, 1993
                                                             -------------------------------------------------------------
                                                                THREE                  MORE THAN
                                                               MONTHS      FOUR TO    ONE YEAR TO  MORE THAN
                                                               OR LESS    12 MONTHS   FIVE YEARS  FIVE YEARS       TOTAL
                                                               -------    ---------   ----------- ----------     ---------
                                                                                (DOLLARS IN THOUSANDS)
Interest-earning assets
 Mortgage loans. . . . . . . . . . . . . . . . . . . . .      $ 46,238    $ 52,136     $ 71,846    $ 20,134      $190,356
 Other loans . . . . . . . . . . . . . . . . . . . . . .         3,402       2,808       13,989       3,288        23,487
 Money market investments. . . . . . . . . . . . . . . .        10,645           0            0           0        10,645
 Mortgage-backed securities (1). . . . . . . . . . . . .        12,803      35,962      121,147      48,683       218,615
 FHLBNY stock. . . . . . . . . . . . . . . . . . . . . .         4,493           0            0           0         4,493
 Investment securities . . . . . . . . . . . . . . . . .            32       2,007       13,141       2,000        17,180
                                                              --------    --------     --------    --------      --------
   Total interest-earning assets . . . . . . . . . . . .        77,613      92,935      220,123      74,305       464,776
                                                              --------    --------     --------    --------      --------
Less:
 Net unamortized premiums and
  deferred fees. . . . . . . . . . . . . . . . . . . . .            (2)        214          530         269         1,011
                                                              --------    --------     --------    --------      --------
   Net interest-earning assets . . . . . . . . . . . . .        77,611      93,149      220,653      74,374       465,787
                                                              --------    --------     --------    --------      --------
Interest-bearing liabilities
 Passbook accounts . . . . . . . . . . . . . . . . . . .         4,772      13,709       63,791      30,019       112,291
 N.O.W. accounts . . . . . . . . . . . . . . . . . . . .         3,064       8,800       40,950      19,270        72,084
 Money market accounts . . . . . . . . . . . . . . . . .         2,210       6,348       29,540      13,901        51,999
 Certificate accounts. . . . . . . . . . . . . . . . . .        67,536      84,643       35,671           0       187,850
 Borrowed funds. . . . . . . . . . . . . . . . . . . . .        12,125       4,725       21,292       4,850        42,992
                                                              --------    --------     --------    --------      --------
   Total interest-bearing liabilities. . . . . . . . . .        89,707     118,225      191,244      68,040       467,216
                                                              --------    --------     --------    --------      --------
Interest sensitivity gap . . . . . . . . . . . . . . . .       (12,096)    (25,076)      29,409       6,334        (1,429)
                                                              ========    ========     ========    ========      ========
Cumulative interest sensitivity gap. . . . . . . . . . .      $(12,096)   $(37,172)    $ (7,763)   $ (1,429)     $ (1,429)
                                                              ========    ========     ========    ========      ========
Cumulative interest sensitivity gap as a
 percentage of total assets. . . . . . . . . . . . . . .        (2.37%)     (7.28%)      (1.52%)      (.28%)        (.28%)
Cumulative net interest-earning assets as a
 percentage of cumulative total interest-
 bearing liabilities . . . . . . . . . . . . . . . . . .        86.52%      82.12%       98.06%      99.69%        99.69%

- -----------
(1) Includes $6.2 million of mortgage-backed securities available for sale.

MARKET VALUE OF PORTFOLIO EQUITY

     In addition to the use of interest rate "gap" as a measure of interest rate risk, the concept of the change in the market value of portfolio equity has been utilized by the OTS.

     The change in market value of portfolio equity measures an institution's vulnerability to changes in interest rates. The interest rate risk is measured by estimating the change in the market value of an institution's assets, liabilities, and off-balance sheet contracts in response to an instantaneous change in the general level of interest rates. The market value of portfolio equity is defined as the current market value of assets, minus the current market value of liabilities, plus or minus the current market value of off-balance sheet items. The market values are estimated by discounting the estimated cash flow of each instrument by appropriate discount rates.

     The OTS uses as a critical point a change of plus or minus 200 basis points in interest rates to set its "normal" institutional results and peer comparisons. The greater the change, positive or negative, in market value of portfolio equity, the more interest rate risk within the institution. The following table lists Statewide's percentage change in the market value of portfolio equity at plus and minus 200 basis points ("bps") from the level of interest rates at September 30, 1993 and March 31, 1993:

                         SEPTEMBER 30,        MARCH 31,
                         -------------    -----------------
                          1993   1992    1993  1992   1991
                          ----   ----    ----  ----   ----
+200bps . . . . . . . .   -21%   -33%    -34%  -64%  -137%
- -200 bps. . . . . . . .    13%     9%     22%   26%    70%

AVERAGE BALANCE, INTEREST RATES AND YIELDS

     The tables on the following two pages represent for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and in rates. All average balances are based on month end balances, which do not differ materially from average daily balances:

                                                 (IN THOUSANDS)
                                 SIX MONTHS ENDED              SIX MONTHS ENDED
                                SEPTEMBER 30, 1993            SEPTEMBER 30, 1992
                            ---------------------------   -----------------------------
                                                AVERAGE                        AVERAGE
                            AVERAGE             YIELD/    AVERAGE            YIELD/COST
                            BALANCE  INTEREST   AVERAGE    COST     BALANCE   INTEREST
                            -------  --------   -------   -------   -------   ---------
ASSETS:
 Interest-earning assets:
  Mortgage loans . . . .   $198,278   $ 8,452     8.53%  $234,643   $10,964      9.35%
  Other loans. . . . . .     22,629     1,214    10.73     20,453     1,179     11.53
  Mortgage-backed
   securities(1) . . . .    216,970     7,201     6.64    193,387     7,531      7.79
  Money market
   investments . . . . .      8,664       154     3.55      4,633       125      5.40
  Investment securities.     17,529       553     6.31     26,974       929      6.89
  FHLB stock . . . . . .      4,493       180     8.01      4,493       202      8.99
                           --------   -------    -----   --------   -------     -----
  Total interest-earning
   assets. . . . . . . .    468,563    17,754     7.58%   484,583    20,930      8.64%
Noninterest-earning
 assets. . . . . . . . .     43,108                        48,988
                           --------                      --------
Total assets . . . . . .   $511,671                      $533,571
                           ========                      ========
LIABILITIES AND RETAINED
 EARNINGS:
 Interest-bearing
  liabilities:
  Passbook accountss . .   $109,878   $ 1,546     2.81%  $103,570   $ 1,935      3.74%
  Certificate accounts .    192,922     3,786     3.92    221,265     5,724      5.17
  N.O.W. accounts. . . .     71,514     1,147     3.21     69,503     1,458      4.20
  Money market accounts.     53,663       759     2.83     55,924     1,049      3.75
  Borrowed funds . . . .     42,871     1,607     7.50     46,032     1,753      7.62
                           --------   -------    -----   --------   -------     -----
  Total interest-bearing
   liabilities . . . . .    470,848     8,845     3.76%   496,294    11,919      4.80%
  Noninterest bearing
   liabilities               10,966                        12,323
                           --------                      --------
  Total Liabilities. . .    481,814                       508,617
   Retained earnings . .     29,857                        24,954
                           --------                      --------
  Total liabilities and
   retained
   earnings. . . . . . .   $511,671                      $533,571
                           ========                      ========
Net interest income/net
 interest rate spread. .                8,909     3.82%               9,011      3.84%
                                       ======   ======               ======     =====
Net interest earning
 assets/net interest
 margin. . . . . . . . .     (2,285)     1.74%            (11,711)     1.69%
                                                          =======
Ratio of average interest-
 earning assets to average
 interest-bearing
 liabilities . . . . . .       1.00                           .98
                               ====                           ===

- -----------

(1) Includes 6.2 million of mortgage-backed securities available for sale in 1993.

                                                                              (In Thousands)
                                                                           Years Ended March 31,
                                          ---------------------------------------------------------------------------------------
                                                      1993                         1992                          1991
                                           --------------------------- ----------------------------   ---------------------------
                                                              Average                       Average                       Average
                                           Average            Yield/     Average            Yield/     Average            Yield/
                                           Balance  Interest   Cost      Balance  Interest   Cost      Balance  Interest   Cost
                                           -------  --------  -------    -------  --------  -------    -------  --------  -------
Assets:
 Interest-earning assets:
  Mortgage loans. . . . . . . . . . . . . $226,378   $20,100    8.88%   $262,903   $25,649    9.76%   $297,575   $29,694   9.98%
  Other loans . . . . . . . . . . . . . .   20,680     2,335   11.29      22,469     2,741   12.20      26,600     3,382  12.71
  Mortgage-backed securities(1) . . . . .  200,849    14,961    7.45     160,567    13,393    8.34     138,765    12,012   8.66
  Money market investments. . . . . . . .    4,707       211    4.48       6,313       365    5.78       3,784       381  10.07
  Investment securities . . . . . . . . .   25,512     1,771    6.94      24,084     1,875    7.79      27,990     2,242   8.01
  FHLB stock. . . . . . . . . . . . . . .    4,493       444    9.88       4,493       376    8.37       4,493       438   9.75
                                          --------   -------   -----    --------   -------   -----    --------   -------  -----
  Total interest-earning assets . . . . .  482,619    39,822    8.25     480,829    44,399    9.23     499,207    48,149   9.65
 Noninterest-earning assets . . . . . . .   46,310                        48,732                        44,496
                                          --------   -------   -----    --------   -------   -----    --------   -------  -----
   Total assets . . . . . . . . . . . . . $528,929                      $529,561                      $543,703
                                          ========                      ========                      ========
Liabilities and retained earnings:
 Interest-bearing liabilities:
  Passbook accounts . . . . . . . . . . . $104,767   $ 3,544    3.38%   $ 95,522   $ 4,720    4.94%   $ 92,336   $ 5,107   5.53%
  Certificate accounts. . . . . . . . . .  212,235    10,139    4.78%    244,647    15,970    6.53%    276,726    22,053   7.97%
  N.O.W. accounts . . . . . . . . . . . .   69,840     2,712    3.88%     56,332     3,215    5.71%     34,866     2,391   6.86%
  Money market accounts . . . . . . . . .   55,532     1,905    3.43%     55,549     2,838    5.11%     56,990     3,335   5.85%
  Borrowed funds. . . . . . . . . . . . .   49,552     3,529    7.12%     46,623     3,863    8.29%     53,700     4,501   8.38%
                                          --------   -------   -----    --------   -------   -----    --------   -------  -----
  Total interest-bearing liabilities. . .  491,926    21,829    4.44%    498,673    30,606    6.14%    514,618    37,387   7.27%
 Noninterest bearing liabilities. . . . .   10,821                         8,899                         7,421
                                          --------                      --------                      --------
Total Liabilities . . . . . . . . . . . .  502,747                       507,572                       522,039
 Retained earnings. . . . . . . . . . . .   26,182                        21,989                        21,664
                                          --------                      --------                      --------
  Total liabilities and retained
   earnings . . . . . . . . . . . . . . . $528,929                      $529,561                      $543,703
                                          ========                      ========                      ========
Net interest income/net interest
 rate spread. . . . . . . . . . . . . . .            $17,993    3.81%              $13,793    3.09%              $10,762   2.38%
                                                     =======   =====               =======   =====               =======  =====
Net interest earning assets/net
 interest margin. . . . . . . . . . . . .  (9,307)      3.40%           (17,844)      2.60%           (15,411)      1.98%
                                          ========   =======            ========   =======            ========   =======
Ratio of average interest-earning
 assets to average interest-bearing
 liabilities. . . . . . . . . . . . . . .      .98                           .96                           .97
                                               ===                           ===                           ===

- ------------
(1)    Includes $7.5 million of mortgage-backed securities available for sale in 1993.

Rate/Volume Analysis

     The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between increases related to higher outstanding balances and those due to the volatility of interest rates. For each category of interest earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by prior volume) and
(ii) changes in volume (i.e., changes in volume multiplied by the prior rate).

                                                                  Year Ended                             Year Ended
                                                                March 31, 1993                         March 31, 1992
                                                                  Compared to                            Compared to
                                                                  Year Ended                             Year Ended
                                                                March 31, 1992                         March 31, 1991
                                                              Increase (Decrease)                    Increase (Decrease)
                                                     ------------------------------------    ----------------------------------
                                                                    Due to                                 Due to
                                                     Volume          Rate          Net        Volume        Rate        Net
                                                    --------       --------      -------     --------      -------   --------
                                                                (in thousands)                         (in thousands)
Interest-earning assets:
 Mortgage loans . . . . . . . . . . . . . . . . .    $(3,364)       $(2,185)    $(5,549)     $(3,387)      $(658)     $(4,045)
 Other loans. . . . . . . . . . . . . . . . . . .       (202)          (204)      ( 406)        (505)       (136)        (641)
 Mortgage-backed securities(1). . . . . . . . . .      2,993         (1,425)      1,568        1,839        (458)       1,381
 Money market investments . . . . . . . . . . . .        (72)           (82)       (154)         146        (162)         (16)
 Investment securities. . . . . . . . . . . . . .         83           (187)       (104)        (305)        (62)        (367)
 FHLB stock . . . . . . . . . . . . . . . . . . .          0             68          68            0         (62)         (62)
                                                     -------        -------     -------      -------      ------      -------
  Total . . . . . . . . . . . . . . . . . . . . .       (562)        (4,015)     (4,577)      (2,212)     (1,538)      (3,750)
Interest-bearing liabilities:
 Deposits . . . . . . . . . . . . . . . . . . . .       (402)        (8,041)     (8,443)        (523)     (5,620)      (6,143)
 Borrowed funds . . . . . . . . . . . . . . . . .        208           (542)       (334)        (585)        (53)        (638)
                                                     -------        -------     -------      -------      ------      -------
  Total . . . . . . . . . . . . . . . . . . . . .       (194)        (8,583)     (8,777)      (1,108)     (5,673)      (6,781)
                                                     -------        -------     -------      -------      ------      -------
Net change in net interest income . . . . . . . .       (368)         4,568       4,200       (1,104)      4,135        3,031
                                                    ========        =======     =======      =======      ======      =======

- --------------------
(1) Includes the increase or decrease in net interest income attributable to mortgage-backed securities availablefor sale.

                                                    Six Months Ended
                                                   September 30, 1993
                                                       Compared to
                                                    Six Months Ended
                                                   September 30, 1992
                                                   Increase (Decrease)
                                             ------------------------------
                                               Volume  Due to Rate    Net
                                               ------  -----------  ------
                                                     (in thousands)
     Interest-earning assets:
      Mortgage loans . . . . . . . . . . .   $(1,604)     $(908)    $(2,512)
      Other loans. . . . . . . . . . . . .       101        (66)         35
      Mortgage-backed securities(1). . . .     1,567     (1,897)       (330)
      Money market investments . . . . . .        48        (19)         29
      Investment securities. . . . . . . .      (303)       (73)       (376)
      FHLB stock . . . . . . . . . . . . .         0        (22)        (22)
                                             -------     ------     -------
         Total . . . . . . . . . . . . . .      (191)    (2,985)     (3,176)
                                             -------     ------     -------
     Interest-bearing liabilities:
      Deposits . . . . . . . . . . . . . .      (481)    (2,447)     (2,928)
      Borrowed funds . . . . . . . . . . .      (118)       (28)       (146)
                                             -------     ------     -------
         Total . . . . . . . . . . . . . .      (599)    (2,475)     (3,074)
                                             -------     ------     -------
     Net change in net interest income . .      $408      $(510)      $(102)
                                             =======     ======     =======
- --------------------
(1) Includes the increase or decrease in net interest income attributable to mortgage-backed securities available for sale in 1993.

Liquidity and Capital Resources

     Statewide's primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, advances from the FHLBNY and retained earnings.

     Statewide is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of OTS, depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio is currently 5%. Statewide's liquidity ratios were 14.07% and 11.39% at September 30, 1993 and 1992 and 10.45%, 10.68% and 8.26% at March 31, 1993,
1992 and 1991, respectively. Management currently attempts to keep Statewide's liquidity ratio at least twice the regulatory minimum. This reflects Statewide's strategy to reduce the risk from changes in interest rates by having assets available to reinvest at higher rates in the event the general level of interest rates greatly increase in the future.

     Statewide utilizes the FHLBNY as an additional source of liquidity. As of September 30, 1993, total advances outstanding amounted to $43.0 million. Short term advances, due within one year amounted to $16.9 million and long term advances due after one year amounted to $26.1 million.

     Statewide has a pre-approved overnight line of credit at the FHLBNY which amounted to $26.7 million at September 30, 1993. At September 30, 1993, $10.6 million was outstanding under this line.

     Additionally, Statewide can pledge certain mortgage loans and mortgage-backed securities as collateral to secure additional advances from the FHLBNY. As of March 31, 1993, mortgage loans and mortgage-backed securities available for pledging purposes amounted to $366.8 million and as of September 30, 1993, the amount of such loans and securities available for pledging purposes was $357.1 million.

     Impact of Inflation and Changing Prices. The financial statements of Statewide and the notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of Statewide's operation. Unlike most industrial companies, nearly all the assets and liabilities of Statewide are monetary. As a result, interest rates have a greater impact on Statewide's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

     Recently Issued Accounting Standards. In May 1993, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard No. 114, "Accounting for Creditors for Impairment of a Loan" ("SFAS 114"). SFAS 114 establishes criteria for accounting for loans that have been impaired. It requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Statewide has not fully evaluated the effect of SFAS 114 on its financial statements. SFAS 114 is effective for fiscal years beginning after December 15, 1994.

     In May 1993, the FASB also issued Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 establishes accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The impact on Statewide of implementing SFAS 115 will not be material to the financial statements. SFAS 115 is effective for fiscal years beginning after December 15, 1993.



                                 BUSINESS OF STATEWIDE

General

     Statewide was organized in 1943 as a New Jersey chartered savings and loan association under the name First Savings and Loan Association of Jersey City. In 1973 Statewide changed its name to Statewide Savings and Loan Association, and in 1988, to Statewide Savings Bank, S.L.A. Statewide will be the successor to Statewide Savings Bank, S.L.A upon its conversion from a New Jersey state-chartered mutual savings and loan association to a state-chartered mutual savings bank. The eligible voting members of Statewide Savings Bank, S.L.A. have approved this charter conversion at a special meeting of members held October 5, 1993 and the OTS and the Commission approved applications for the charter conversion on December 23 and December 29, 1993, respectively.

     Statewide's principal business is attracting deposits from the general public and investing those deposits primarily in one to four-family mortgage loans and mortgage-backed securities and, to a lesser extent, consumer loans and investment securities. Statewide's revenues are derived principally from interest on its mortgage loan and mortgage-backed securities portfolio and interest and dividends on its investment securities. Statewide's primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities and advances from the Federal Home Loan Bank of New York (the "FHLBNY"). Through its wholly owned subsidiary, Statewide Financial Services, Inc., Statewide also engages in the sale of annuity products.

     Statewide's primary market area includes the neighborhoods surrounding its thirteen branch offices. Six branches are located in Hudson County, two in Bergen County and five branches are located in Union County, New Jersey.

     Statewide has been adversely affected by banking legislation since 1989, primarily the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"). In 1982, Statewide acquired a federally chartered savings and loan association headquartered in Elizabeth, New Jersey. In connection with that acquisition, Statewide recorded $27.6 million in goodwill to its statement of financial condition, which was the excess of the fair market value of the acquired association's liabilities over the fair market value of its assets. Under the regulations applicable at the time of the acquisition, this goodwill was counted as an asset of Statewide in calculating regulatory capital. Pursuant to FIRREA, Statewide's ability to count goodwill towards regulatory capital was substantially reduced, and is to be progressively phased out until January 1, 1995, when no goodwill may be included in calculating capital. Because of the restrictions on goodwill imposed by FIRREA, and because of losses incurred in Statewide's real estate loan portfolio, Statewide did not meet the minimum capital requirements applicable to it under FIRREA and the regulations of the OTS implementing the terms of FIRREA at their effective dates. While Statewide met the minimum capital requirements applicable to it under FIRREA as of September 30, 1993, its capital continues to include a portion of its goodwill. Without this goodwill it would not meet such minimums. The amount of this goodwill which may be counted toward capital is to be phased out over time.


     As of March 31, 1993, the significance of goodwill on Statewide's Capital Ratios is as follows:

     (i) Tangible Capital Ratio of 2.5% does not include any goodwill and is unaffected.

    (ii) Core Capital Ratio of 3.3% includes $3,767,000 of qualifying supervisory goodwill which, if eliminated, would result in a Ratio of 2.5%.

   (iii) Risk based Capital Ratio of 9.4% includes $3,767,000 of qualifying supervisory goodwill which, if eliminated, would result in a Ratio of 7.3%.

     As of September 30, 1993, the significance of goodwill on Statewide's Capital Ratios is as follows:

     (i) Tangible Capital Ratio of 3.2% does not include any goodwill and is unaffected.

    (ii) Core Capital Ratio of 4.0% includes $3,710,000 of qualifying supervisory goodwill which, if eliminated, would result in a Ratio of 3.2%.

   (iii) Risk based Capital Ratio of 11.9% includes $3,710,000 of qualifying supervisory goodwill which, if eliminated, would result in a Ratio of 9.8%.

     Because Statewide was undercapitalized, it was required to file a capital plan with the OTS. The capital plan provides for Statewide to increase its capital levels through retained earnings and to thereby meet all minimum regulatory requirements by the end of 1994. The OTS accepted Statewide's capital plan, and issued a Capital Directive dated June 13, 1991 (the "Directive"), which embodies the terms of the capital plan. As of September 30, 1993, Statewide meets the capital targets required by the Directive and exceeds the minimum OTS regulatory capital requirements.

Lending Activities

     General. The primary source of income to Statewide is interest from lending activities. The principal lending activity of Statewide is originating first mortgage real estate loans to enable borrowers to purchase or refinance one to four family residential real properties.

     Loan Portfolio Composition. The table on the following page sets forth information concerning the composition of Statewide's loan and mortgage-backed securities portfolio, by type of security, in dollar amounts and in percentages as of the dates indicated:

                                                AT SEPTEMBER 30,
                                       ----------------------------------
                                          1993                1992
                                          ----                ----
                                     AMOUNT   PERCENT    AMOUNT   PERCENT
                                     ------   -------    ------   -------
                                      (IN THOUSANDS)      (IN THOUSANDS)
Mortgage loans:
One to four family residential. .   $168,749   78.91%   $208,964   83.15%
Multi family residential. . . . .      4,705     2.20      4,904     1.95
Non residential . . . . . . . . .     16,188     7.57     16,720     6.65
Acquisition, development and
 construction . . . . . . . . . .          0      .00        249      .10
Land. . . . . . . . . . . . . . .        730     0.34          0      .00
                                    --------   ------   --------   ------
  Total mortgage loans. . . . . .    190,372    89.02    230,837    91.86
Other loans:
Second mortgage loans . . . . . .     10,742     5.02      7,398     2.94
Home equity lines of credit . . .      1,710      .80      2,015      .80
FHA insured improvement loans . .     10,088     4.72     10,219     4.07
Unsecured consumer loans. . . . .        105      .05        103      .04
Guaranteed student loans. . . . .        106      .05        188      .07
Loans on deposit accounts . . . .        426      .20        538      .21
Automobile loans. . . . . . . . .        311      .15          6      .00
                                    --------   ------   --------   ------
  Total other loans . . . . . . .     23,488    10.98     20,467     8.14
                                    --------   ------   --------   ------
   Total loans. . . . . . . . . .    213,860   100.00    251,304   100.00
                                               ======              ======
Less:
Unearned discounts and deferred
 loan fees, net . . . . . . . . .     (1,363)             (1,494)
Allowance for loan losses . . . .     (1,045)             (1,402)
                                    --------            --------
Loans, net. . . . . . . . . . . .   $211,452            $248,408
                                    ========            ========
Mortgage-backed securities
 GNMA . . . . . . . . . . . . . .   $ 56,737   25.95%   $ 53,540   27.29%
 FHLMC. . . . . . . . . . . . . .     79,983    36.59     84,298    42.97
 FNMA . . . . . . . . . . . . . .     75,651    34.60     58,363    29.75
                                    --------   ------   --------   ------
Total mortgage-backed securities.    212,371    97.14    196,201   100.00
                                                                   ======
Mortgage-backed securities
 available for sale . . . . . . .      6,242     2.86          0      .00
                                    --------   ------   --------   ------
Total mortgage-backed securities
 and mortgage-backed securities
 available for sale . . . . . . .    218,613   100.00    196,201   100.00
                                               ======              ======
Unamortized premiums, net . . . .      2,360               2,411
                                    --------            --------
Net mortgage-backed securities. .   $220,973            $198,612
                                    ========            ========

                                                         AT MARCH 31,
                                    ------------------------------------------------------
                                    1993                1992                  1991
                                    ----                ----                  ----
                              AMOUNT    PERCENT   AMOUNT    PERCENT     AMOUNT    PERCENT
                              -------   -------   ------    -------     ------    ------
                              (IN THOUSANDS)       (IN THOUSANDS)        (IN THOUSANDS)
Mortgage Loans:
One to four family
 residential. . . . . . .   $190,212    81.39%  $224,802    83.76%    $254,409     81.30%
Multi family residential.      4,805     2.06      4,988     1.86        6,780      2.17
Non residential . . . . .     16,324     6.99     17,316     6.45       16,153      5.16
Acquisition, development and
 construction . . . . . .        249     0.11        249     0.09        7,590      2.43
Land. . . . . . . . . . .      1,048      .45          0      .00        3,846      1.23
                            --------   ------   --------   ------     --------    ------
  Total mortgage loans. .    212,638    90.99    247,355    92.16      288,778     92.29
Other loans:
Second mortgage loans . .      8,394     3.59      6,966     2.60        5,812      1.86
Home equity lines of
 credit . . . . . . . . .      1,569     0.67      1,855     0.69        1,648      0.53
FHA insured improvement
 loans. . . . . . . . . .     10,055     4.30     11,361     4.23       15,521     4.96
Unsecured consumer loans.        223     0.10         21     0.01            0      0.00
Guaranteed student loans.        146     0.06        229     0.09          355      0.11
Loans on deposit
 accounts . . . . . . . .        450     0.19        567     0.21          755      0.24
Automobile loans. . . . .        222     0.10         32     0.01           43      0.01
                            --------   ------   --------   ------     --------    ------
  Total other loans . . .     21,059     9.01     21,031     7.84       24,134      7.71
                            --------   ------   --------   ------     --------    ------
  Total loans . . . . . .    233,697   100.00    268,386   100.00      312,912    100.00
                                       ======              ======                 ======
Less:
Loans in process. . . . .          0                   0                  (241)
Unearned discounts and
 deferred loan
 fees, net. . . . . . . .     (1,402)             (1,631)               (2,069)
Allowance for loan
 losses . . . . . . . . .     (1,366)             (1,841)               (1,697)
                            --------            --------              --------
Loans, net. . . . . . . .   $230,929            $264,914              $308,905
                            ========            ========              ========
Mortgage-backed securities
 GNMA . . . . . . . . . .   $ 56,457    26.50%  $ 57,558    32.21%    $ 70,368     49.32%
 FHLMC. . . . . . . . . .     71,890    33.74     98,058    54.87       72,294     50.68
 FNMA . . . . . . . . . .     77,215    36.24     23,085    12.92            0      0.00
                            --------   ------   --------   ------     --------    ------
  Total mortgage-backed
 securities . . . . . . .    205,562    96.48    178,701   100.00      142,662    100.00
                                        =====              ======                 ======
Mortgage-backed securities
 available for sale . . .      7,517     3.52          0     0.00            0      0.00
                            --------   ------   --------   ------     --------    ------
Total mortgage-backed
 securities and mortgage-
 backed securities
 available for sale . . .    213,079   100.00    178,701   100.00      142,692    100.00
                                       ======              ======                 ======
Unamortized premiums,
 net. . . . . . . . . . .      2,686               1,603                    31
                            --------            --------              --------
Net mortgage-backed
 securities . . . . . . .   $215,765            $180,304              $142,693
                            ========            ========              ========

     Loan and Mortgage-Backed Securities Maturity Schedule. The following table sets forth certain information at September 30, 1993 regarding the dollar amount of loans and mortgage-backed securities in Statewide's portfolio maturing at various periods, based upon the contractual terms to maturity or period to repricing, after giving effect to net items:

                           ONE TO
                            FOUR           MULTI                                                       MORTGAGE-
                           FAMILY         FAMILY         NON      CONSTRUC-             TOTAL LOANS     BACKED
                         RESIDENTIAL    RESIDENTIAL  RESIDENTIAL   TION(1)   CONSUMER   RECEIVABLE    SECURITIES(2)   TOTAL
                        ------------    -----------  -----------  ---------  ---------  ----------    ------------   ------
                                                            (IN THOUSANDS)
Amounts Due:
 Within one year . . .   $ 60,086       $  374         $14,534     $ 85      $ 2,617    $ 77,696       $ 14,801    $ 92,497
 After one year:
  One to three years .     10,850           12             211      645        1,066      12,784          5,139      17,923
  Three to five years.     11,528          141           1,282        0        5,507      18,458         23,887      42,345
  Five to 10 years . .     24,308          358              75        0        8,262      33,003        119,813     152,816
  10 to 20 years . . .     34,361        1,844              86        0        6,036      42,327         16,315      58,642
  Over 20 years  . . .     27,616        1,976               0        0            0      29,592         38,658      68,250
  Total due after one
   year . . . .  . . .    108,663        4,331           1,654      645       20,871     136,164        203,812     339,976
                         --------       ------         -------     ----      -------    --------       --------    --------
  Total amounts due. .    168,749        4,705          16,188      730       23,488     213,860        218,613     432,473
Less (Plus):
 Unearned discounts,
  (premiums) and deferred
  loan fees, net . . .      1,378            0               0        0         (15)       1,363        (2,360)         997
 Allowance for loan
  losses. . . .  . . .        906           21              81        7           30       1,045              0       1,045
                         --------       ------         -------     ----      -------    --------       --------    --------
Loans, net. . .  . . .   $166,465       $4,684         $16,107     $723      $23,473    $211,452       $220,973    $432,425
                         ========       ======         =======     ====      =======    ========       ========    ========

- -----------------
(1) As of September 30, 1993, Statewide had no acquisition and development loans in its portfolio.
(2)  Includes $6.2 million of mortgage-backed securities available for sale.

     The following table sets forth certain information at March 31, 1993 regarding the dollar amount of loans and mortgage-backed securities in Statewide's portfolio maturing at various periods, based upon the contractual terms to maturity or period to repricing, after giving effect to net items:



                           ONE TO
                            FOUR           MULTI                                                       MORTGAGE-
                           FAMILY         FAMILY         NON      CONSTRUC-             TOTAL LOANS     BACKED
                         RESIDENTIAL    RESIDENTIAL  RESIDENTIAL   TION(1)   CONSUMER   RECEIVABLE    SECURITIES(2)   TOTAL
                        ------------    -----------  -----------  ---------  ---------  ----------    ------------   ------
                                                            (IN THOUSANDS)
Amounts Due:
 Within one year . . .   $ 74,572       $  385         $14,000   $  249      $ 2,451    $ 91,657       $  7,543    $ 99,200
 After one year:
  One to three years .     13,001           17              93    1,048        1,183      15,342          3,395      18,737
  Three to five years.     10,488          154           1,388        0        4,747      16,777         13,919      30,696
  Five to 10 years . .     23,312          450             485        0        7,623      31,870        122,164     154,034
  10 to 20 years . . .     36,654            0               0        0        5,030      41,684         20,646      62,330
  Over 20 years  . . .     32,185        3,799             358        0           25      36,367         45,412      81,779
  Total due after one
   year . . . .  . . .    115,640        4,420           2,324    1,048       18,608     142,040        205,536     347,576
                         --------       ------          ------   ------      -------    --------       --------    --------
  Total amounts due. .    190,212        4,805          16,324    1,297       21,059     233,697        213,079     446,776
Less (Plus):
 Unearned discounts,
  (premiums) and deferred
   loan fees, net. . .      1,402            0               0        0            0       1,402        (2,686)     (1,284)
 Allowance for possible
  loan losses .  . . .      1,194            5              82       13           72       1,366              0       1,366
                         --------       ------         -------   ------      -------    --------       --------    --------
Loans, net. . .  . . .   $187,616       $4,800         $16,242   $1,284      $20,987    $230,929       $215,765    $446,694
                         ========       ======         =======   ======      =======    ========       ========    ========

- ---------------
(1) As of March 31, 1993, Statewide had no acquisition and development loans in its portfolio.
(2)  Includes $7.5 million of mortgage-backed securities available for sale.

     The following table sets forth the dollar amount of all loans and mortgage-backed securities at September 30, 1993, and due one year after September 30, 1993, which have predetermined interest rates and floating or adjustable interest rates:

                                            Predetermined    Floating or
                                                Rates     Adjustable Rates
                                            ------------- ----------------
                                                 (In Thousands)
   Real Estate Mortgage. . . . . . . . .     $ 87,598          $27,695
   Mortgage-backed Securities. . . . . .      203,812                0
   Other Loans . . . . . . . . . . . . .       19,161            1,710
                                             --------          -------
    Total. . . . . . . . . . . . . . . .     $310,571          $29,405


   Residential Mortgage Lending. Statewide offers first mortgage loans secured by one to four family residences, including townhouse and condominium units. Typically, such residences are single family homes that serve as the primary residence of the owner. Loan originations are generally obtained from existing or past customers and referrals from local real estate agents, builders and members of the local communities in which Statewide has offices. All residential mortgage loans made by Statewide are for properties located in New Jersey.

   At September 30, 1993, 78.9% of Statewide's total loans consisted of one to four family residential loans, of which 51.9% were loans with adjustable rates. Statewide currently offers adjustable rate mortgage ("ARM") loans on which the interest rate adjusts annually. Statewide also periodically offers ARM loans on which the interest rate for an initial period may be less than the fully indexed rate, although to be eligible, Statewide requires that the borrower qualify for the maximum payment possible after the initial interest rate adjustment. ARM and fixed-rate loans are originated for a term of up to 30 years. Statewide currently charges origination fees of up to 2.5% on one to four family residential mortgage loans.

   Generally, ARM loans pose credit risks different from the risks inherent in fixed-rate loans, primarily because as interest rates rise, the underlying payments of the borrower rise, thereby increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates.

   Statewide's policy is to lend up to 80% of the appraised value of property securing a single family residential loan, and up to 90% of the appraised value if private mortgage insurance is obtained on the amount of the loan which exceeds 80% of the appraised value.

   One to four family residential mortgage loans are generally underwritten according to FNMA or FHLMC guidelines, except that loans may exceed the maximum loan limits for the FNMA or FHLMC. Statewide has, in the past, sold mortgage loans to FHLMC and other investors. Statewide has the intent and ability to hold the loans in its portfolio as of September 30, 1993 until maturity.

   Statewide has originated, or purchased participating interests in, a limited number of multi-family mortgage loans. As of September 30, 1993 $4.7 million, or 2.2% of Statewide's total loan portfolio, consisted of multi-family residential mortgage loans. Currently, Statewide is not originating or purchasing participating interests in multi-family mortgage loans.

   Nonresidential Real Estate Lending. At September 30, 1993 Statewide's nonresidential real estate loan portfolio totalled $16.2 million or 7.6% of Statewide's total loan portfolio. At September 30, 1993, Statewide's nonresidential real estate loan portfolio consisted of loans secured by properties approximately as follows: $14.0 million on a resort hotel, $1.2 million on a medium size office building and $1.0 million on several small office buildings.

   The largest nonresidential real estate loan as of March 31, 1993 had an outstanding balance of $14.0 million, or 6.6% of Statewide's total loan portfolio, plus accrued interest of $0.9 million. This is a participating interest in a larger loan Statewide purchased in 1983 from another savings association which became insolvent and for which the RTC was appointed receiver. The entire loan has a balance of approximately $129.5 million, including accrued interest, and is secured by a first and second mortgage on a resort hotel and golf club located in Boca Raton, Florida. This loan was settled in October, 1993. Statewide recovered the principal balance of this loan. Certain interest concessions were made upon settlement. However, no additional charges to operations were required.

   The next largest nonresidential real estate loan had an outstanding balance of $1.2 million. The loan is secured by a 23,000 sq. ft. office building located in North Bergen, New Jersey. It is a loan to facilitate the sale of the building, which was acquired by Statewide in a foreclosure action due to the default of the previous borrower. Scheduled payments on the loan are current.

   Statewide does not currently intend to increase its nonresidential real estate loan portfolio.

   Other Loans. As of September 30, 1993, other loans totalled $23.4 million or 11.0% of Statewide's total loan portfolio. Statewide offers other loans in the form of insured and uninsured home equity lines of credit, home improvement loans, secured equity loans and secured and unsecured personal loans. Statewide also originates other loans secured by second mortgages on one to four family residences. These second mortgage loans are secured by owner-occupied residences and the property may not be encumbered by other than a first mortgage loan. These loans are generally subject to a 75% combined loan-to-value limitation, including any other outstanding mortgage or lien on the property. As of September 30, 1993, second mortgage loans amounted to $10.7 million, or 5.0% of total loans.

   Statewide also originates Federal Housing Administration ("FHA") Title I improvement loans. Statewide originates FHA Title I Improvement Loans both on a direct basis and through a network of improvement contractor/dealers who are approved by Statewide in accordance with FHA guidelines. The loans are underwritten in accordance with FHA guidelines which provide for more liberal equity and debt to income ratio requirements than for non-insured improvement loans. In the event of default, the FHA insures 90% of the principal balance plus accrued interest. The interest rates are normally higher than the interest rates for one to four family mortgage loans due to the more liberal underwriting standards.

   For all loans originated by Statewide, upon receipt of a completed loan application from a prospective borrower, a credit report is ordered and certain other information is verified by an independent credit agency and, if necessary, additional financial information is required. An appraisal of the real estate intended to secure the proposed loan is required. Such appraisal is performed by an independent appraiser designated and approved by Statewide. The Board of Directors annually approves the independent appraisers used by Statewide and approves Statewide's appraisal policy. It is Statewide's policy to obtain title insurance on all first mortgage loans. Borrowers must also obtain hazard insurance prior to closing. Borrowers generally are required to advance funds on a monthly basis together with each payment of principal and interest to a mortgage escrow account from which Statewide makes disbursements for items such as real estate taxes and, in some cases, hazard insurance premiums.

   Mortgage-Backed Securities. Statewide invests in mortgage-backed securities and utilizes such investments to complement its mortgage lending activities. At September 30, 1993, mortgage-backed securities, including mortgage-backed securities available for sale, totalled $221.0 million or 43.3% of total assets.

   At March 31, 1993, all of Statewide's mortgage-backed securities portfolio was directly insured or guaranteed by the Government National Mortgage Association ("GNMA"), the FNMA or the FHLMC. Statewide's current policy is to purchase mortgage-backed securities that are backed by ARM loans or have final balloon maturities of seven years or less. As of September 30, 1993, such mortgage-backed securities totalled $158.4 million or 71.7% of the total mortgage-backed securities portfolio.

   Statewide generally purchases mortgage-backed securities with the express intent of holding the securities until maturity. Management has, in the past, sold mortgage-backed securities with longer terms to maturity in order to reduce Statewide's exposure to interest rate risk. As of September 30, 1993, Statewide had $6.2 million in mortgage-backed securities available for sale which are accounted for at the lower of cost or market value. At September 30, 1993, the market value of these securities was $6.5 million.

   Nonperforming Assets, Classified Assets, Loan Delinquencies and
Defaults. Maintenance of asset quality is one of management's most important tasks. Management reviews delinquent loans on a continuous basis and the Board of Directors reviews delinquent loans monthly. Statewide also established an Asset Classification Committee in 1989, which meets quarterly to review Statewide's loan portfolio, makes changes in the classification of assets which the committee deems necessary and reports its findings to the Board of Directors. Statewide hires outside counsel experienced in collections and foreclosure to pursue collections and to institute foreclosure and other procedures on Statewide's delinquent loans.

   Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the distinct possibility that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future.

   At September 30, 1993, Statewide had special mention loans of $1.8 million. Of Statewide's special mention loans, $1.1 million consisted of twelve one-to-four family first mortgage loans where the borrower is making payments through a bankruptcy plan or a special negotiated repayment plan. At September 30, 1993, eight of these loans were current or paid ahead and four were 60 days delinquent. In addition, at September 30, 1993, Statewide classified as special mention, a loan to facilitate the sale of real estate owned amounting to $645,000. This represents Statewide's 20% interest in a larger participation loan to a builder to facilitate the sale of a former acquisition, development and construction loan which was acquired from the original borrower. This loan is current and is being paid in accordance with the terms of the agreement.

   At September 30, 1993, Statewide had substandard assets of $13 million, which consisted of $10.2 million in real estate owned, $2.6 million in first and second mortgage loans and $0.2 in consumer loans.

   At September 30, 1993, Statewide had assets classified as doubtful of $548,000 which represents Statewide's in-substance foreclosed interest in a $159 million acquisition, development and construction loan located in Jersey City. The lead lender had previously failed and the project is currently being marketed by the RTC. Management believes that the level of loss allowances is adequate to absorb losses resulting from this asset if it becomes unrecoverable in the future.

   With respect to originated mortgage loans, Statewide's collection procedures include sending a past due notice when the regular monthly payment is not received by the 16th day of the month in which the payment is due. In the event that payment is not received following notice of late payment, letters are sent and phone calls are made to the borrower. When contact is made with the borrower at any time prior to foreclosure, Statewide will attempt to obtain full payment or work out a repayment schedule with the borrower to avoid foreclosure. Foreclosure notices are sent when a loan is 90 days delinquent.

   Statewide has experienced a decrease in loans delinquent 90 days or more. Consequently, there has also been a decrease in the amount of foreclosed real estate and in-substance foreclosed real estate (real estate owned) held by Statewide. Statewide attributes these decreases, in large part, to the improved economic conditions of its borrowers and to the resolution of a number of properties under foreclosure.

   The tables on the following three pages set forth information concerning delinquent loans as of the periods indicated. The amounts represent the total remaining balances of the related loans and percentage of total loans outstanding, rather than the actual payment amounts which are overdue.

                                             At September 30, 1993
                                   ----------------------------------------
                                        60-89 Days         90 Days or More
                                   --------------------  -------------------
                                              Principal            Principal
                                    Number of  Balance   Number of  Balance
                                      Loans   of Loans     Loans   of Loans
                                    --------- ---------  --------- ---------

One to four family. . . . . . . . .    26      $1,104       51       $1,714
Multi-family Residential/Non
 Residential. . . . . . . . . . . .     0           0        0            0
Acquisition, Development and
 Construction . . . . . . . . . . .     0           0        0            0
Other loans . . . . . . . . . . . .    30         141       42          317
                                       --      ------       --       ------
 Total delinquent loans . . . . . .    56      $1,245       93       $2,031
                                       ==      ======       ==       ======
Delinquent loans to total loans . .              .58%                  .95%


                                 (DOLLARS IN THOUSANDS)

                                             At September 30, 1992
                                   ----------------------------------------
                                        60-89 Days         90 Days or More
                                   --------------------  -------------------
                                              Principal            Principal
                                    Number of  Balance   Number of  Balance
                                      Loans   of Loans     Loans   of Loans
                                    --------- ---------  --------- ---------

One to four family. . . . . . . . .    34      $1,550       61       $3,042
Multi-family Residential/Non
 Residential. . . . . . . . . . . .     0           0        0            0
Acquisition, Development and
 Construction . . . . . . . . . . .     0           0        0            0
Other loans . . . . . . . . . . . .    38         211       70          504
                                       --      ------      ---       ------
 Total delinquent loans . . . . . .    72      $1,761      131       $3,546
Delinquent loans to total loans . .              .70%                 1.41%


                                               At March 31, 1993
                                   ----------------------------------------
                                        60-89 Days         90 Days or More
                                   --------------------  -------------------
                                              Principal            Principal
                                    Number of  Balance   Number of  Balance
                                      Loans   of Loans     Loans   of Loans
                                    --------- ---------  --------- ---------

One to four family. . . . . . . . .    34      $1,183       64       $2,116
Multi-family Residential/Non
 Residential. . . . . . . . . . . .     0           0        0            0
Acquisition, Development and
 Construction . . . . . . . . . . .     0           0        1          249
Other loans . . . . . . . . . . . .    27         159       63          509
                                       --      ------      ---       ------
 Total delinquent loans . . . . . .    61      $1,342      128       $2,874
                                       ==      ======      ===       ======
Delinquent loans to total loans . .              .57%                 1.23%


                                               At March 31, 1992
                                   ----------------------------------------
                                        60-89 Days         90 Days or More
                                   --------------------  -------------------
                                              Principal            Principal
                                    Number of  Balance   Number of  Balance
                                      Loans   of Loans     Loans   of Loans
                                    --------- ---------  --------- ---------

One to four family. . . . . . . . .    35      $2,125       67       $2,661
Multi-family Residential/Non
 Residential. . . . . . . . . . . .     0           0        0            0
Acquisition, Development and
 Construction . . . . . . . . . . .     0           0        0            0
Other loans . . . . . . . . . . . .    37         202       88          603
                                       --      ------      ---       ------
 Total delinquent loans . . . . . .    72      $2,327      155       $3,264
                                       ==      ======      ===       ======
Delinquent loans to total loans . .              .87%                 1.22%


                                               At March 31, 1991
                                   ----------------------------------------
                                        60-89 Days         90 Days or More
                                   --------------------  -------------------
                                              Principal            Principal
                                    Number of  Balance   Number of  Balance
                                      Loans   of Loans     Loans   of Loans
                                    --------- ---------  --------- ---------

One to four family. . . . . . . . .    37        $744       79       $5,642
Multi-family Residential/Non
 Residential. . . . . . . . . . . .     0           0        0            0
Acquisition, Development and
 Construction . . . . . . . . . . .     0           0        3        3,850
Other loans . . . . . . . . . . . .    68         335       90          556
                                       --      ------      ---       ------
 Total delinquent loans . . . . . .   105      $1,079      172      $10,048
                                       ==      ======      ===       ======
Delinquent loans to total loans . .              .34%                 3.21%


     Real estate owned acquired through loan foreclosure or properties that are in-substance foreclosures are recorded at the lower of cost or estimated fair value. Subsequent valuations are periodically performed by management and the carrying value is adjusted to reflect any subsequent declines in the estimated fair value.

     Interest income is reduced by the full amount of accrued and uncollected interest on all loans once they become 90 days delinquent, are placed in foreclosure or are otherwise determined to be uncollectible, unless the loans are insured or guaranteed.

     The table below sets forth information regarding Statewide's nonperforming assets. At September 30, 1993, Statewide had no restructured loans within the meaning of Statement of Financial Accounting Standards ("SFAS") No. 15., issued by the Financial Accounting Standards Board (the "FASB"):

                               AT SEPTEMBER 30,                AT MARCH 31,
                               -----------------  --------------------------------------
                              1993       1992      1993       1992       1991       1990
                              ----       ----      ----       ----       ----       ----
                                                          (Dollars in thousands)
Mortgage loans delinquent
 90 days or more. . . . .   $   545   $   892   $   740     $   752    $ 5,438   $   908
Nonaccrual delinquent
 mortgage loans . . . . .     1,169     2,150     1,625       1,909      7,056     6,645
Other loans delinquent 90
 days or more . . . . . .       317       504       509         603        556       482
                            -------   -------   -------     -------    -------   -------
  Total nonperforming
   loans. . . . . . . . .     2,031     3,546     2,874       3,264     13,050     8,035
Total investment in real
 estate and real estate
 owned (including in-
 substance foreclosures).    10,649    13,712    11,563      15,428      9,924     8,673
                            -------   -------   -------     -------     ------    ------
  Total nonperforming
   assets . . . . . . . .   $12,680   $17,258   $14,437     $18,692    $22,974   $16,708
                            =======   =======   =======     =======    =======   =======
Nonperforming loans to
 total loans. . . . . . .      0.96%     1.43%     1.23%       1.22%      4.17%     2.24%
Nonperforming assets to
 total loans and real
 estate owned . . . . . .      5.74%     6.61%     5.77%       6.51%      7.10%     4.58%
Nonperforming loans to
 total assets . . . . . .      0.40       .67      0.55        0.61       2.47      1.42
Nonperforming assets to
 total assets . . . . . .      2.49      3.25      2.78        3.51       4.34      2.96


     In addition to the loans included in the risk element table above, Statewide's internal loan review identified approximately $868,000 in loans classified as substandard at September 30, 1993. These loans, as well as the loans included in the risk elements, have been considered in the analysis of the adequacy of the allowance for loan losses.

     During the years ended March 31, 1992 and 1993, the amounts of additional interest income that would have been recorded on nonaccrual loans, had they been current, totalled $94,560 and $188,822 respectively.

     At September 30, 1993, four parcels of real estate with a value of $6.6 million represented 61.2% of Statewide's total real estate owned. The balance consists of 43 separate properties with an average balance of $96,800.

     The largest parcel of real estate owned ("REO") is an in-substance foreclosure of a loan originally granted in 1985 for the purpose of building 172 single family homes in Raritan Township, New Jersey. After experiencing financial difficulty, the developer filed a petition for reorganization under Chapter 11 of the Bankruptcy Code during calendar year 1991. At September 30, 1993, Statewide's total investment in this loan was $3.1 million net of related loss allowances. At September 30, 1993, the property consisted of 68 building lots with various preliminary and final building permit approvals and site improvements in place. In March of 1993, a plan of reorganization was approved by the bankruptcy court whereby the builder would continue to build and sell homes and sell building lots while repaying creditors. Statewide would receive approximately $4.6 million in payments from these activities through calendar year 1997. No additional advances to the builder would be made by Statewide. During fiscal 1993, payments totalling $593,340 were received by Statewide from sales activities. Management currently does not anticipate any additional losses in connection with this parcel.

     A second large parcel of real estate owned resulted from a separate loan to the same borrower in 1987 to develop a 48 acre tract of land in Raritan Borough, New Jersey into residential dwelling units. At September 30, 1993, the in-substance foreclosure balance for this parcel totalled $2.2 million. This parcel is covered by the same plan of reorganization as to the Raritan Township parcel described above and calls for Statewide to receive all principal and interest due on the original loan from the sale of 110 single family homes through calendar year 1996. The plan anticipates that Statewide would receive approximately $3.4 million in payments from building and sale activities through calendar year 1996. Statewide will not be advancing any additional funds to the developer. Management does not currently anticipate any additional losses on this parcel.

     The third largest parcel of REO is the in-substance foreclosure of an acquisition, development and construction loan made to a developer to build twenty single family luxury homes in Chester, New Jersey. At September 30, 1993 Statewide's investment totalled $655,000 and consisted of 10 improved building lots. The developer is operating under the protection of Chapter 11 bankruptcy with a formal plan of reorganization currently being developed. Under a previous order of the bankruptcy court, the developer has been making interest payments to Statewide since September 1992 at an interest rate of the prime rate plus 1.5%. During fiscal 1993, principal and interest payments totalling $510,938 have been received by Statewide. Statewide is making no additional advances to the developer. Management does not currently anticipate any additional losses on this parcel.

     The fourth largest parcel of REO is the in-substance foreclosure of Statewide's interest in a $159 million acquisition, development and construction loan located in Jersey City, New Jersey. At September 30, 1993, Statewide's total investment in this loan was $548,000 net of related loss allowances. The property is currently being managed and marketed for sale by the RTC. Management believes that the level of loss allowances is adequate to absorb losses resulting from this asset if it becomes unrecoverable in the future.

     Provisions for Loan Losses. A provision for loan losses is established through charges to earnings. Loanlosses (loans charged off net of recoveries) are charged against the allowance for loan losses when management believes that the recovery of principal is unlikely. If the risk characteristics of the loan portfolio change and the allowance is deemed below the level considered by management to be adequate to absorb future loan losses on existing loans, the provision for loan losses is increased to the level considered necessary to provide an adequate allowance. Management's evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and economic conditions that may affect the borrower's ability to pay. Economic conditions may result in the necessity to change the allowance quickly in order to react to deteriorating financial conditions of Statewide's borrowers. As a result, additional provisions on existing loans may be required in the future if borrower's financial conditions deteriorate or if real estate values decline.

     The following table presents an analysis of Statewide's allowance for loan losses at the dates indicated:

                                               (DOLLARS IN THOUSANDS)
                            SIX MONTHS ENDED
                              SEPTEMBER 30,                YEARS ENDED MARCH 31,
                            -----------------  -----------------------------------------------
                              1993     1992      1993      1992      1991      1990     1989
                              ----     ----      ----      ----      ----      ----     ----
Balance, beginning of
 period. . . . . . . . . .  $1,366   $1,841    $1,841    $1,697    $2,048     $   80     $ 46
Provisions charged to
 operations. . . . . . . .     360       26       194     1,933       186      3,711      194
Loans charged off:
 One to Four Family
  Residential. . . . . . .     656       77       446       160        67         65      103
 Multi Family
  Residential. . . . . . .       0        0        75         0         0          0        0
 Non Residential . . . . .       0      121       122         0         0        122        0
 Land and Construction . .       0      255         0     1,565       435      1,538        0
 Other Loans . . . . . . .      39       22        45        64        35         90       58
                              ----    -----     -----    ------     -----     ------     ----
Total loans charged off. .     695      475       688     1,789       537      1,815      161
Recovery on loans:
 One to Four Family
  Residential. . . . . . .       1       10        19         0         0          0        0
 Multi Family Residential.       0        0         0         0         0         72        0
 Non Residential . . . . .       0        0         0         0         0          0        1
 Land and Construction . .      13        0         0         0         0          0        0
 Other Loans . . . . . . .       0        0         0         0         0          0        0
                              ----    -----     -----    ------     -----     ------     ----
Total recovery on loans. .      14       10        19         0         0         72        1
                              ----    -----     -----    ------     -----     ------     ----
Net loans charged off. . .     681      465       669     1,789       537      1,743      160
                              ----    -----     -----    ------     -----     ------     ----
Balance, end of period . .  $1,045   $1,402    $1,366    $1,841    $1,697     $2,048     $ 80
Ratio of net charge offs
 during the period to
 average loans outstanding
 during the period . . . .     .31%     .17%      .27%      .63%      .17%       .47%     .04%
ALLOCATION OF THE ALLOWANCE
 FOR LOAN LOSSES
 One to Four Family
  Residential. . . . . . .  $   74   $  254    $  266    $  279    $  146     $   15     $ 14
 Multi Family Residential.       0        0         0         0         0          0        0
 Non Residential . . . . .       0        0         0         0         0          0        0
 Land and Construction . .       7      731        12       732     1,043      1,599        0
 Other Loans . . . . . . .      30       54        72        80        39         34       64
 Unallocated . . . . . . .     934      363     1,016       750       469        400        2
                              ----    -----     -----    ------     -----     ------     ----
Balance, end of period . .  $1,045   $1,402    $1,366    $1,841    $1,697     $2,048     $ 80

INVESTMENT ACTIVITIES

     Statewide's assets, other than loans receivable and mortgage-backed securities, are invested primarily in U.S. Government and agency securities and in Federal Funds Sold. Statewide is required by OTS regulations to maintain a minimum amount of liquid assets that may be invested in specific securities and is also permitted to make certain other investments in certain securities. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans and mortgage-backed securities. Historically, Statewide has maintained its liquid assets above the minimum requirements imposed by Federal regulations and at a level believed adequate to meet the cash requirements of normal daily activities, repayment of maturing debt and potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is provided. As of September 30, 1993, Statewide's liquidity ratio (liquid assets as a percentage of net withdrawable savings and current borrowings) was 14.07% as compared to the OTS minimum requirement of 5%.

     The following table shows the composition and maturities of Statewide's investment securities portfolio, excluding FHLBNY stock for the periods indicated:

                                                                       (IN THOUSANDS)
                                                                   AT SEPTEMBER 30, 1993
                               ----------------------------------------------------------------------------
                                LESS THAN        1-5         5-10       OVER 10        TOTAL INVESTMENT
                                 1 YEAR         YEARS        YEARS       YEARS            SECURITIES
                                ---------    ----------   ----------- ----------    -----------------------
                               BOOK VALUE    BOOK VALUE  BOOK VALUE   BOOK VALUE   BOOK VALUE   MKT. VALUE
                               ----------    ----------  ----------   ----------   ----------   ----------
US Government &
 Agency obligations. . . . . .  $2,008      $13,153        $1,987        $ 0         $17,148    $18,129
Other . . . . . .. . . . . . .      32            0             0          0              32         90
                                ------      -------        ------        ---         -------    -------
Total investment securities. .  $2,040      $13,153        $1,987        $ 0         $17,180    $18,219
                                ======      =======        ======        ===         =======    =======
Weighted average yield . . . .    4.44%        6.35%         7.29%       .00%          6.24%


                                                                     AT MARCH 31, 1993
                               ----------------------------------------------------------------------------
                                LESS THAN        1-5         5-10       OVER 10        TOTAL INVESTMENT
                                 1 YEAR         YEARS        YEARS       YEARS            SECURITIES
                                ---------    ----------   ----------- ----------    -----------------------
                               BOOK VALUE    BOOK VALUE  BOOK VALUE   BOOK VALUE   BOOK VALUE   MKT. VALUE
                               ----------    ----------  ----------   ----------   ----------   ----------
 US Government &
 Agency obligations. . . . . .  $4,027      $11,152        $3,013        $ 0         $18,192    $19,098
Other . . . . . .. . . . . . .      32            0             0          0              32         72
                                ------      -------        ------        ---         -------    -------
Total investment
 securities . . .. . . . . . .  $4,059      $11,152        $3,013        $ 0         $18,224    $19,170
                                ======      =======        ======        ===         =======    =======
Weighted average yield . . . .    6.50%        6.98%         7.47%         0%          6.95%

     The following table sets forth the composition of Statewide's investment in Federal Funds Sold and investment securities portfolio at the dates indicated:

                                                  SEPTEMBER 30,
                              ---------------------------------------------
                                        1993                   1992
                               ----------------------  ---------------------
                               BOOK VALUE % OF TOTAL  BOOK VALUE % OF TOTAL
                               ----------  ---------  ----------  ---------
Federal Funds Sold. . . . .     $10,645     32.94%     $ 3,040      8.32%
Investment Securities:
 U.S. Govt & Agency
  securities. . . . . . . .      17,148     53.06       28,954     79.28
 Other. . . . . . . . . . .          32      0.10           32      0.10
                                -------     -----      -------     -----
  Sub-total . . . . . . . .      27,825     86.10       32,026     87.70
 FHLBNY stock . . . . . . .       4,493     13.90        4,493     12.30
                                -------     -----      -------    ------
Total Federal Funds Sold,
 Investment Securities and
 FHLBNY stock . . . . . . .     $32,318    100.00%     $36,519    100.00%
                                =======    ======      =======    ======

                                                           (IN THOUSANDS)
                                                               MARCH 31,
                       ---------------------------------------------------------------------------
                                  1993                     1992                     1991
                       ------------------------  ----------------------    ----------------------
                       BOOK VALUE   % OF TOTAL  BOOK VALUE   % OF TOTAL    BOOK VALUE % OF TOTAL
                       ----------   ----------  ----------   ----------    ---------- ----------
Federal Funds Sold. .   $ 6,100        21.17%    $ 6,000        17.42%      $ 4,735      14.43%
Investment Securities:
 U.S. Govt & Agency
  securities. . . . .    18,193        63.13      23,913        69.44        23,548      71.78
 Other. . . . . . . .        32         0.11          32         0.09            32       0.10
                        -------       ------     -------       ------       -------     ------
  Sub-total . . . . .    24,324        84.41      29,945        86.95        28,315      86.31
 FHLBNY stock . . . .     4,493        15.59       4,493        13.05         4,493      13.69
                        -------       ------     -------       ------       -------     ------
Total Federal Funds
 Sold, Investment
  Securities and
   FHLBNY stock . . .   $28,817       100.00%    $34,438       100.00%      $32,808     100.00%
                        =======       ======     =======       ======       =======     ======

SOURCES OF FUNDS

     General. Deposit accounts have traditionally been the principal source of Statewide's funds for use in lending and for other general business purposes. In addition to deposits, Statewide's available sources of funds are loan and mortgage-backed security repayments, cash flows generated from operations including interest payments on loans and investment securities and fees, and FHLBNY advances.

     Deposits. Statewide attracts both short-term and long-term deposits from the general public by offering a wide assortment of accounts and rates. Statewide offers passbook accounts, checking accounts, N.O.W. accounts, money market accounts, fixed interest rate certificates of deposit with varying maturities and individual retirement accounts ("IRA's"). In recent years, Statewide has de-emphasized the reliance on certificates of deposit and has attempted to increase the relative volume of core deposits, which it considers to be of passbook, checking, N.O.W. and money market accounts. Management believes that core deposits are a much more stable source of funds and are less sensitive to changes in the market level of interest rates. The percentage of average certificates of deposits to average total deposits was 47.2%, 53.4% and 59.3% for the years ending March 31, 1993, 1992 and 1991, respectively.

     Maturity terms, service fees and withdrawal penalties are established by Statewide on a periodic basis. Rates and terms governing accounts are determined based upon funding and liquidity requirements, rates paid by competitors and federal regulations.

     The tables on the following two pages set forth the average dollar amount of deposits in the various types of savings programs, along with the weighted average effective interest rates paid for the periods indicated.

                                                  FOR THE SIX MONTHS ENDED SEPTEMBER 30,
                    -----------------------------------------------------------------------------------------
                                      1993                                          1992
                    ----------------------------------------      -----------------------------------------
                                     PERCENT        WEIGHTED                      PERCENT      WEIGHTED
                                        OF          AVERAGE                          OF        AVERAGE
                         AVERAGE      TOTAL        EFFECTIVE        AVERAGE        TOTAL      EFFECTIVE
                         BALANCE     DEPOSITS         RATE          BALANCE       DEPOSITS       RATE
                        ---------   ---------      ----------     -----------    ---------    ----------
Checking
 Accounts . . . .   $  7,508,596       1.72%         0.00%      $  7,311,500        1.60%        0.00%
N.O.W. Accounts .     71,514,406      16.43           3.21        69,503,325       15.19         4.20
Money Market
 Accounts . . . .     53,663,163      12.32           2.85        55,924,267       12.22         3.80
Passbook
 Accounts . . . .    109,878,147      25.23           2.85       103,569,669       22.63         3.76
                    ------------     ------          -----      ------------      ------         ----
Total Core
 Deposits . . . .   $242,564,312      55.70%         2.87%      $236,308,761       51.64%        3.78%

Certificate Accounts
 31 Day . . . . .         63,300        .01%         1.03%           213,712         .05%        3.81%
 91 Day . . . . .      7,499,668       1.72           3.08         8,425,905        1.84         4.00
 6 Mo . . . . . .     67,858,542      15.59           3.25        78,257,574       17.10         4.38
 7-9 Mo . . . . .      9,549,716       2.19           3.29        12,696,214        2.77         4.47
 12 Mo  . . . . .     51,999,631      11.95           3.82        64,646,385       14.13         5.44
 18 Mo  . . . . .      2,144,710        .49           4.06         2,476,489         .54         6.03
 24 Mo  . . . . .     13,374,256       3.07           5.07         8,214,368        1.80         6.43
 30 Mo  . . . . .      6,988,611       1.60           5.44         9,115,918        1.99         7.51
 48 Mo  . . . . .      2,699,091        .62           6.85           784,602         .17         7.77
 72 Mo  . . . . .        610,992        .14           7.15           115,338         .03         8.20
 96 Mo  . . . . .        578,986        .13           8.34           468,829         .10         8.35
 36-90 Mo . . . .      3,139,676        .72           5.68         3,244,431         .71         7.61
 Fixed Rate IRA .     20,932,493       4.81           5.57        16,362,655        3.58         6.78
 Variable Rate
 IRA  . . . . . .      4,616,147       1.06           3.54        15,635,027        3.42         5.89
 Passbook Rate
 IRA  . . . . . .        866,386        .20           2.85           607,933         .13         3.76
                     -----------      -----          -----       -----------       -----       ------

Total
 Certificates . .    192,922,205      44.30%         3.99%       221,265,380       48.36%        5.26%
                     -----------      -----          -----       -----------       -----         ----
Total Deposits  .   $435,486,517     100.00%         3.36%      $457,574,141      100.00%        4.49%
                    ============     ======          =====      ============      ======         ====

                                                              For The Year Ended March 31,
                        ---------------------------------------------------------------------------------------------------------
                                        1993                                1992                               1991
                          ---------------------------------   ---------------------------------  ---------------------------------
                                        Percent  Weighted                    Percent  Weighted                 Percent   Weighted
                                          Of      Average                      Of      Average                   Of       Average
                            Average      Total   Effective       Average      Total   Effective    Average      Total    Effective
                            Balance    Deposits    Rate          Balance    Deposits    Rate       Balance    Deposits     Rate
                         ------------- --------  ---------    ------------  --------  --------- ------------  --------   ---------

Checking Accounts . . .  $  7,680,359     1.71%    0.00%     $  6,213,093     1.36%    0.00%    $  5,409,146    1.16%     0.00%
N.O.W. Accounts . . . .    69,840,110    15.52     3.90        56,331,922    12.29     5.91       34,866,359    7.48      7.14
Money Market Accounts .    55,531,697    12.34     3.48        55,548,807    12.12     5.16       56,989,912   12.22      6.01
Passbook Accounts . . .   104,767,161    23.27     3.44        95,521,914    20.84     5.11       92,336,786   19.80      5.73
                         ------------   ------     ----      ------------   ------     ----     ------------  ------      ----
Total Core Deposits . .  $237,819,327    52.84%    3.47%     $213,615,736    46.61%    5.18%    $189,602,203   40.66%     5.91%

Certificate Accounts
 31 Day . . . . . . . .       215,524      .05%    3.51%          206,475      .05%    5.38%         209,804     .04%     5.73%
 91 Day . . . . . . . .     7,649,230     1.70     3.65        11,079,242     2.42     5.47       15,154,225    3.25      7.74
 6 Mo . . . . . . . . .    75,742,148    16.83     4.05        89,473,210    19.52     6.11       97,477,192   20.90      7.94
 7-9 Mo . . . . . . . .    11,891,180     2.64     4.13        17,242,331     3.76     6.34       25,767,049    5.53      8.13
 12 Mo. . . . . . . . .    60,049,853    13.34     4.85        71,440,807    15.59     6.95       80,218,042   17.20      8.35
 18 Mo. . . . . . . . .     2,373,312      .53     5.58         2,748,535      .60     7.28        2,732,419     .59      8.21
 24 Mo. . . . . . . . .     9,387,674     2.09     5.94         5,740,406     1.25     7.66        5,641,624    1.21      8.31
 30 Mo. . . . . . . . .     8,419,580     1.87     6.92         9,612,155     2.10     7.85       11,517,452    2.47      8.23
 48 Mo. . . . . . . . .       782,155      .17     7.78           896,069      .20     7.77          947,620     .20      7.82
 72 Mo. . . . . . . . .       105,312      .02     8.19           119,218      .03     7.93          185,161     .04      8.17
 96 Mo. . . . . . . . .       477,028      .11     8.35           443,328      .10     8.35          414,848     .09      8.36
 36-90 Mo . . . . . . .     3,751,888      .83     7.12         2,605,028      .57     8.08        2,041,067     .44      8.23
Fixed Rate IRA. . . . .    17,487,115     3.89     6.43        12,845,794     2.80     7.16        2,678,634     .57      6.82
Variable Rate IRA . . .    13,232,944     2.94     5.31        19,681,342     4.29     6.93       31,686,441    6.79      8.92
Passbook Rate IRA . . .       670,320      .15     3.51           513,191      .11     5.22           54,739     .01      5.97
                         ------------   ------     ----      ------------   ------     ----     ------------  ------      ----
Total Certificates. . .   212,235,263    47.16%    4.84%      244,647,131    53.39%    6.62%     276,726,317   59.34%     8.20%
                         ------------   ------     ----      ------------   ------     ----     ------------  ------      ----
Total Deposits. . . . .  $450,054,590   100.00%    4.12%     $458,262,867   100.00%    5.95%    $466,328,520  100.00%     7.27%
                         ============   ======     ====      ============   ======     ====     ============  ======      ====

     The following table shows rate information for Statewide's certificates of deposits at the dates indicated and maturity information at September 30, 1993.

                                                                        Period to Maturity from September 30, 1993
                                    At September 30,       --------------------------------------------------------------------
                               ---------------------------     Within        One to       Two to          Over
                                  1993           1992          One Year      Two Years    Three Years  Three Years     Total
                                  ----           ----          --------      ---------    -----------  -----------     -----
Certificates of Deposits
 3.99% or less. . . . . .     $140,752,627   $ 57,748,084   $138,376,199   $ 2,376,428             0           0   $140,752,627
 4.00% to 4.99% . . . . .       23,091,007     88,525,910      3,412,563    15,447,884     4,199,099      31,461     23,091,007
 5.00% to 5.99% . . . . .       14,601,575     28,517,411      5,220,015     1,826,428     5,298,018   2,257,114     14,601,575
 6.00% to 6.99% . . . . .        4,365,125     21,346,692      2,840,538       986,416       538,171           0      4,365,125
 7.00% to 7.99% . . . . .        5,894,555     15,380,519        942,985     3,812,334     1,139,236           0      5,894,555
 8.00% to 8.99% . . . . .                0      1,218,128              0             0             0           0              0
                              ------------   ------------   ------------   -----------   -----------  ----------   ------------
  Total . . . . . . . . .     $188,704,889   $212,736,744   $150,792,300   $24,449,490   $11,174,524  $2,288,575   $188,704,889
                              ============   ============   ============   ===========   ===========  ==========   ============

     The following table shows rate information for Statewide's certificates of deposits at the dates indicated and maturity information at March 31, 1993.

                                                                            Period to Maturity from March 31, 1993
                                      At March 31,             -----------------------------------------------------------------
                         -------------------------------------     Within       One to       Two to       Over
                           1993          1992         1991        One Year     Two Years   Three Years Three Years     Total
                        ----------    -----------  -----------   -----------  -----------  ----------- ----------   -----------
Certificates of
 Deposits
 3.99% or less. . . .  $152,794,397 $          0  $          0  $150,121,273  $ 2,673,124  $        0  $        0  $152,794,397
 4.00% to 4.99% . . .    14,902,944   94,427,222             0       737,142   10,476,576   3,540,224     148,002    14,902,944
 5.00% to 5.99% . . .    14,604,298   76,241,070     1,874,000     6,366,092    2,890,588   1,378,713   3,968,905    14,604,298
 6.00% to 6.99% . . .     8,212,159   38,527,114    67,102,000     5,568,906      256,243   1,835,406     551,604     8,212,159
 7.00% to 7.99% . . .     7,178,212   19,326,405   170,417,062     2,549,839    1,953,169   1,991,312     683,892     7,178,212
 8.00% to 8.99% . . .       660,645    1,427,611    24,608,000       166,129      478,938      15,578           0       660,645
                       ------------ ------------  ------------  ------------  -----------  ----------  ----------  ------------
  Total . . . . . . .  $198,352,655 $229,949,422  $264,001,962  $165,509,381  $18,728,638  $8,761,233  $5,353,403  $198,352,655
                       ============ ============  ============  ============  ===========  ==========  ==========  ============

     The following table sets forth the maturity dates of Statewide's certificates of deposit and other deposits of $100,000 or more:

                                                                   AMOUNT
                                                                   ------
         MATURITY PERIOD                                       (IN THOUSANDS)
          Three Months or Less . . . . . . . . . . . . . . .     $20,096
          Three Through Six Months . . . . . . . . . . . . .       4,330
          Six Through Twelve Months. . . . . . . . . . . . .       1,416
          Over Twelve Months . . . . . . . . . . . . . . . .       1,446
                                                                 -------
              Total. . . . . . . . . . . . . . . . . . . . .     $27,288
                                                                 =======

     Borrowings. Statewide's principal source of borrowings in past years has been advances from the FHLBNY. Statewide has utilized these advances when available loan and investment yields significantly exceeded the cost of borrowings and as an interest rate risk management tool when the cost of longer term advances is significantly lower than the rates required to attract longer term certificates of deposit.

     The following table sets forth the maximum month-end balance and average balance of FHLBNY advances for the periods indicated:

                                                 For the Six Months Ended
                                                       September 30,                  For the Year Ended March 31,
                                                 -------------------------     -------------------------------------------
                                                     1993           1992           1993          1992            1991
                                                  -----------   ------------   ------------   -----------     -----------
MAXIMUM BALANCE:
 FHLBNY Advances. . . . . . . . . . . . . . . .  $48,966,666    $48,766,666    $55,216,666    $52,149,999    $65,329,981
AVERAGE BALANCE:
 FHLBNY Advances. . . . . . . . . . . . . . . .   42,870,572     46,032,359     48,729,166     45,154,166     46,912,499
 Weighted average interest
  rate of FHLBNY Advances . . . . . . . . . . .        7.51%          7.17%          6.16%          7.50%          8.84%

     The following table sets forth certain information as to FHLBNY advances at the dates indicated:

                                                     AT SEPTEMBER 30,                        AT MARCH 31,
                                                 -------------------------     -----------------------------------------
                                                     1993           1992           1993          1992           1991
                                                  -----------   ------------    -----------   -----------    -----------

FHLBNY Advances . . . . . . . . . . . . . . .    $42,991,666    $48,241,665    $45,091,666    $43,391,666    $49,191,666
Weighted average interest
 rate of FHLBNY Advances. . . . . . . . . . .          7.37%          6.85%          7.64%          8.23%          8.69%

Competition

     Statewide faces substantial competition in attracting deposits and creditworthy borrowers from other savings institutions, commercial banks, money market and mutual funds, credit unions and other investment vehicles. The ability of Statewide to attract and retain deposits depends on its ability to provide an investment opportunity that satisfies the requirements of investors as to a rate of return, liquidity, risk and other factors. Competition for depositors funds and for creditworthy loan customers in Statewide's Northern New Jersey market area is intense and involves local institutions as well as large New York City institutions.

Properties

     Statewide conducts its business through 13 branch offices, including its home office at 70 Sip Avenue, Jersey City, New Jersey.

Legal Proceedings

     Statewide is involved from time to time as a party to legal proceedings occurring in the ordinary course of its business. Statewide believes that none of these proceedings would, if adversely determined, have a material effect on Statewide's consolidated financial condition or results of operations.

Employees

     At September 30, 1993, Statewide had a total of 149 full-time employees and 43 part-time employees. None of Statewide's employees are represented by a collective bargaining unit. Management considers its employee relations to be good.

Subsidiary Activities

     As of September 30, 1993, Statewide was the 100% owner of the following subsidiaries:

     Statewide Financial Services, Inc. Statewide Financial Services, Inc. holds a New Jersey corporate insurance license. Statewide sells tax-deferred annuity investment products and term life insurance to its customers through Statewide Financial Services, Inc. During the fiscal years ended March 31, 1993 and March 31, 1992, Statewide Financial Services, Inc. earned $456,120 and $187,749 in commission income, respectively. During the six months ended September 30, 1993 and September 30, 1992, commission earnings were $173,315 and $169,022, respectively.

     Seventy Sip Corp. Seventy Sip Corp. is a joint venture partner in a residential real estate development project located in Little Egg Harbor, New Jersey. Due to a decrease in sales activity, the joint venture is experiencing financial difficulty. Statewide does not intend to invest any additional funds in Seventy Sip Corp. to support the joint venture, nor is it obligated to do so. In April 1993, the construction lender to the joint venture accepted a deed to the real estate development in lieu of repayment of the construction loan. In addition, the construction lender agreed to replace letters of credit that were issued by Statewide to secure improvements that were to be made by the joint venture. These letters of credit totalled $1.8 million. As of September 30,1993, Statewide's investment in the joint venture was zero. See "BUSINESS OF STATEWIDE--Investment Activities."


                   SELECTED CONSOLIDATED FINANCIAL DATA OF WASHINGTON

     Set forth below are selected consolidated financial and other data of Washington. This financial data (other than ratios) for the five years ended December 31, 1992 are derived from the Consolidated Financial Statements of Washington. The financial data for the nine month periods ended September 30, 1993 and 1992 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the management of Washington considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1993 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 1993. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in this Prospectus.

                                             SELECTED CONSOLIDATED FINANCIAL DATA OF WASHINGTON
                                                  Nine Months Ended
                                                    September 30,                     Year Ended December 31,
                                                 ------------------   ------------------------------------------------------
                                                   1993      1992        1992       1991       1990         1989        1988
                                                  -------   -------     -------    -------    -------      ------     -------
                                                                             (Dollars in thousands)
Operating data:
Interest income . . . . . . . . . . . . . . .   $ 14,104   $ 16,849   $ 21,879    $ 27,594   $ 31,301    $ 33,142    $ 32,550
Interest expense. . . . . . . . . . . . . . .      6,825      9,527     12,191      19,119     22,543      23,730      20,537
Net interest income . . . . . . . . . . . . .      7,279      7,322      9,688       8,475      8,758       9,412      12,013
Provision for losses on loans . . . . . . . .        350        750      1,100       1,500      2,350       6,927      10,765
Net interest income after
 provision for losses on loans. . . . . . . .      6,929      6,572      8,588       6,975      6,408       2,485       1,248
Other income. . . . . . . . . . . . . . . . .        637      1,765      2,290       2,569        859         585         749
Other expenses. . . . . . . . . . . . . . . .      6,350      6,464      8,693       9,306     10,674       7,959       6,374
                                                --------   --------   --------    --------   --------    --------    --------
Income/(loss) before income
 taxes, extra-ordinary items
 and change in accounting
 principle. . . . . . . . . . . . . . . . . .      1,216      1,873      2,185         238     (3,407)     (4,889)     (4,377)
Income tax exp/(benefit). . . . . . . . . . .       (315)       639        628         552     (1,538)       (989)       (478)
                                                --------   --------   --------    --------   --------    --------    --------
Income/(loss) before extraordinary
 items and change in accounting
 principle. . . . . . . . . . . . . . . . . .      1,531      1,234      1,557        (314)    (1,869)     (3,900)     (3,899)
Extraordinary items . . . . . . . . . . . . .        --         556        539      (1,034)       --          --          --
Change in accounting principle. . . . . . . .        300        --         --          --         --          --          --
                                                --------   --------   --------    --------   --------     -------     -------
Net income/(loss) . . . . . . . . . . . . . .   $  1,831   $  1,790   $  2,096    $ (1,348)  $ (1,869)    $(3,900)    $(3,899)
                                                ========   ========   ========    ========   ========     =======     =======
Per Share Data:
Weighted average common shares
 outstanding. . . . . . . . . . . . . . . . .      2,270      2,267      2,276       2,264      2,264       2,262       2,246
Income per share:
Income before extraordinary item
 and cumulative effect of change
 in accounting principle. . . . . . . . . . .       0.68       0.55       0.68       (0.14)     (0.83)      (1.72)      (1.74)
Extraordinary item. . . . . . . . . . . . . .        --        0.24       0.24        (.46)       --          --          --
Cumulative effect of change in
 accounting principle . . . . . . . . . . . .       0.13        --         --          --         --          --          --
Net income per share. . . . . . . . . . . . .       0.81       0.79       0.92       (0.60)     (0.83)      (1.72)      (1.74)
Dividends per share . . . . . . . . . . . . .        --         --         --          --        0.07        0.28        0.15
Balance Sheet Summary:
Investment and mortgage-
 backed securities. . . . . . . . . . . . . .   $ 79,420   $ 52,282   $ 67,575    $ 56,455   $ 79,904    $ 57,677    $ 16,793
Loans, net. . . . . . . . . . . . . . . . . .    183,890    194,265    191,501     195,508    230,557     244,714     311,758
Total assets. . . . . . . . . . . . . . . . .    284,597    287,676    285,771     293,727    337,626     351,281     367,539
Deposits. . . . . . . . . . . . . . . . . . .    248,331    253,190    252,623     259,021    275,327     273,383     283,778
Stockholders' equity. . . . . . . . . . . . .     32,345     30,148     30,469      28,216     29,215      30,830      34,996
Performance Ratios:
Return on average assets. . . . . . . . . . .       0.64%      0.62%      0.72%      (0.42%)    (0.54%)     (1.08%)     (1.12%)
Return on average equity. . . . . . . . . . .       6.01%      6.25%      7.21%      (4.72%)    (6.16%)    (11.16%)    (10.05%)
Dividend payout . . . . . . . . . . . . . . .        -- %       -- %       -- %        -- %     (8.43%)    (16.54%)     (8.85%)
Average equity to average assets. . . . . . .      10.67%      9.88%     10.03%       8.91%      8.78%       9.70%      11.12%
Net interest margin . . . . . . . . . . . . .       3.57%      3.56%      3.55%       2.80%      2.65%       2.69%       3.59%
Asset Quality Ratios:
Allowance for losses on loans
 to total loans, net. . . . . . . . . . . . .       1.55%      1.34%      1.45%       1.53%      1.12%       1.93%       1.21%
Allowance for losses on loans to
 non-performing loans . . . . . . . . . . . .      17.21%     22.83%     31.52%      17.97%     14.86%      27.01%      22.07%
Allowance for losses on loans and
 REO to non-performing assets
 (excluding loans past due 90
 days or more and accruing) . . . . . . . . .      17.53%     15.89%     19.39%      14.14%     12.00%      18.77%      22.07%
Non-performing loans to total
 loans, net . . . . . . . . . . . . . . . . .       9.02%      5.89%      4.60%       8.51%      7.52%       7.14%       5.50%
Non-performing assets to total loans,
 net plus other real estate, net. . . . . . .      12.72%     11.69%     10.66%      14.03%     11.83%       9.96%       5.50%
Non-performing assets (excluding
 loans past due 90 days or more
 and accruing) to total loans, net
 plus otherreal estate, net . . . . . . . . .      12.72%     11.69%     10.66%      14.03%     11.83%       9.96%       5.50%
Net charge-offs to average
 loans, net . . . . . . . . . . . . . . . . .       0.14%      0.56%      0.66%       0.47%      1.89%       2.07%       2.62%

                          MANAGEMENT DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF WASHINGTON

     Certain tables containing information about Washington's loan and investment securities portfolio at September 30, 1993, are contained in the Notes to the Consolidated Financial Statements of Washington beginning on page F-52 of this Prospectus. These tables should be referred to in conjunction with the nine-month discussion set forth below.


     Overview--Nine Months Ended September 30, 1993. During the third quarter of 1993, the FDIC completed its examination of Washington Savings as of August 2, 1993. As a result of that examination, the FDIC relieved Washington Savings of its Memorandum of Understanding which Washington Savings had signed on December 22, 1992 with the FDIC and the State of New Jersey Department of Banking in connection with their examination as of July 13, 1992. In January 1994, the Federal Reserve Bank of New York (the "FRB") rescinded the Memorandum of Understanding with Washington (the "Washington-MOU") which had been signed on August 13, 1991 in connection with the FRB's examination of Washington as of December 31, 1990.



     During the first quarter of 1993, a Chapter 11 bankruptcy petition was filed by an obligor of Washington Savings, and subsequently dismissed, with respect to an approximately $9.0 million loan (the "Bankruptcy Loan"). The Bankruptcy Loan is secured by a first mortgage and an assignment-of-rents. Washington Savings has classified the Bankruptcy Loan as a nonaccrual loan. Washington's management believes that, based on an August 2, 1993 appraisal of $12.2 million, Washington Savings has adequate collateral with respect to the Bankruptcy Loan and anticipates collection of the outstanding principal balance thereof. At December 31, 1993, Washington Savings had no accrued interest receivable on its financial statements for this loan and had allocated approximately $264,000 of the allowance for losses on loans as a specific reserve against the Bankruptcy Loan. This non-performing loan is secured by a 450,000 square foot building which is rented to the IRS under a lease which is cancelable by the IRS upon 60 days' notice. The building is situated in northeast Philadelphia in a site with two other IRS facilities. The IRS announced in early December, 1993 that this site will be converted into a customer service center with a loss of 2,500 permanent and seasonal jobs.
The effect, if any, of the conversion and reduction in work force on the building securing this loan is unknown at this time.


     Nonperforming assets amounted to $24.4 million ($16.6 million in nonperforming loans and $7.8 million of REO) at September 30, 1993. Excluding the aforementioned Bankruptcy Loan, (i) the allowance for losses on loans was 37% of nonperforming loans and 1.6% of total loans at September 30, 1993, and
(ii) the allowance for losses on loans, when coupled with the allowance for losses on REO, represented 26% of nonperforming assets as of September 30, 1993. If the Washington Savings Bankruptcy Loan is included, (i) the allowance for losses on loans was 17% of non-performing loans and 1.6% of total loans at September 30, 1993 and (ii) the allowances for losses on loans and REO represented 18% of non-performing assets at September 30, 1993. See the tables on nonperforming assets contained in Note 4 of the Notes to the Consolidated Financial Statements of Washington.

     Subsequent to September 30, 1993, an $8.4 million loan yielding 9.8% was prepaid. The loan had been Washington Savings' second largest loan and had been one of two loans, the other being the Bankruptcy Loan mentioned above, with a concentration greater than 10% of stockholders' equity.

Results of Operations for the Nine Months Ended September 30, 1993 and 1992

     Net income. Washington's net income for the nine months ended September 30, 1993 was $1,831,000 or $.81 per share, as compared with net income of $1,790,000, or $.79 per share, for the nine months ended September 30, 1992. Washington's income before extraordinary item and cumulative effect of a change in accounting principle for the nine months ended September 30, 1993 was $1,531,000 or $.68 per share, as compared with $1,234,000, or $.55 per share, for the nine months ended September 30, 1992. The 1993 results reflect an income tax refund of approximately $747,000 and $136,000 of interest thereon, a decrease of $400,000 in the provision for losses on loans, a $300,000 cumulative effect of a change in accounting principle, a decrease of $204,000 in occupancy expenses, a decrease in other expenses of $192,000, and a decrease of $104,000 in salaries and employee benefits. These items were partially offset by a decrease of $1,182,000 in net gains on sale of securities, a decrease of $556,000 in an extraordinary item due to utilization of net operating loss carryforwards, and an increase in REO expense,net of $308,000.

     Net interest income. Washington Savings is principally engaged in the business of attracting deposits from the general public and investing those funds in adjustable-rate mortgage loans and investment securities. Accordingly, net interest income (the difference between the income from interest-earning assets, such as loans and investments, and the cost of interest-bearing liabilities, such as deposit accounts and borrowed funds) is a significant element in Washington Savings' earnings.


     Total interest income decreased $2,745,000, or 16%, due primarily to lower yields earned on most interest-earning asset categories as well as a change in the mix of interest-earning assets and a reduction in the volume of interest-earning assets. Lower yields were a result of the foregone interest on the Bankruptcy Loan as well as the continued declining interest rate environment. The mix of interest-earning assets negatively impacted interest income as Washington Savings invested excess funds from mortgage loan and investment securities sales, which had earned a weighted average rate of 8.39% for the nine months ended September 30, 1992, in mortgage-backed securities earning a weighted average rate of 5.62%. The average balance of interest-earning assets decreased to $272.1 million from $274.2 million, primarily as a result of funding deposit outflows.


     Total interest expense decreased $2,702,000, or 28%, due primarily to lower rates paid on all categories of interest-bearing liabilities, a decrease in the volume of total interest-bearing liabilities, and a change in the mix of interest-bearing liabilities. Average rates for interest-bearing liabilities declined to 3.77% for the nine months ended September 30, 1993 from 5.09% for the nine months ended September 30, 1992. The average rates for savings accounts and certificates of deposit declined to 3.04% and 4.44%, respectively, for the nine months ended September 30, 1993, from 4.10% and 5.83%, respectively, for the nine months ended September 30, 1992. The average balance of total interest-bearing liabilities declined to $242.2 million from $249.9 million as a result of net deposit outflows. The change in the mix of interest-bearing liabilities decreased interest expense as the average balance of savings accounts increased to 42% of total interest-bearing liabilities at September 30, 1993 from 39% for the corresponding period in the prior year, while the average balance of certificates of deposit decreased to 52% at September 30, 1993 from 56% for the corresponding period in the prior year. Generally, interest rates paid on savings accounts are lower than interest rates paid on certificates of deposit.


     The Rate/Volume Analysis below reflects the extent to which changes in interest rates and changes in the volume of interest-earnings assets and interest-bearing liabilities have affected Washington Savings' interest income and interest expense during the periods presented. Changes attributable to both volume and rate have been allocated proportionately.


                                             Nine months ended September 30,
                                                  1993 compared to 1992
                                            --------------------------------
                                            Increase (Decrease)
                                                  Due to
                                           --------------------
                                            Volume       Rate         Net
                                             -----       ----         ---
                                                (Dollars in thousands)

Interest Income:
 Loans--mortgage (1). . . . . . . . . .      $(667)    $(1,783)     $(2,450)
 Loans--commercial and consumer(1). . .       (110)         20          (90)
 Investment securities. . . . . . . . .       (269)       (554)        (823)
 Mortgage-backed securities . . . . . .        837        (124)         713
 Federal funds sold . . . . . . . . . .        (56)        (42)         (98)
 Deposits due from banks. . . . . . . .         11          (8)           3
                                             -----     -------      -------
   Total interest income. . . . . . . .       (254)     (2,491)      (2,745)
                                             -----     -------      -------
Interest Expense:
 Regular savings. . . . . . . . . . . .        206        (821)        (615)
 Market rate certificates . . . . . . .       (660)     (1,355)      (2,015)
 Checking and money market accounts . .         11         (95)         (84)
 Advances from FHLB and ESOP debt . . .         12          --           12
                                             -----     -------      -------
   Total interest expense . . . . . . .       (431)     (2,271)      (2,702)
                                             -----     -------      -------
Changes in net interest income. . . . .      $ 177     $  (220)     $   (43)
                                             =====     =======      =======
- ------------
(1) Includes nonperforming loans and excludes REO (in-substance and by deed). Also, loan fees are included in interest income.

     Washington's Yield/Cost Analysis sets forth, for the nine months ended September 30, 1993 and 1992, (i) average assets, liabilities and stockholders' equity, (ii) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (iii) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (iv) Washington's interest rate spread (i.e., the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities), (v) Washington's net yield on interest-earning assets (i.e., net interest income as a percentage of average interest-earning assets), and (vi) the ratio of average interest-earning assets to average interest-bearing liabilities. Yields and costs are derived by dividing the interest income and interest expense by the average balance of interest-earning assets and interest-bearing liabilities, respectively, for the years shown. As a result, the effect of including nonperforming loans in the average balances of loans outstanding is to reduce the average yield earned on loans.

                                                          Nine months ended                    Nine months ended
                                                         September 30, 1993                   September 30, 1992
                                                  ---------------------------------    ---------------------------------
                                                              Interest      Average                Interest      Average
                                                  Average      Income/      Yield/      Average     Income/      Yield/
                                                  Balance      Expense       Cost       Balance     Expense       Cost
                                                 --------      -------      ------     --------     -------      ------
                                                                         (Dollars in thousands)
Assets:
Interest-earning assets:
 Loans (1):
  Mortgage. . . . . . . . . . . . . . . . . .    $188,658      $11,042       7.80%     $198,476     $13,492       9.06%
  Commercial and consumer . . . . . . . . . .       4,525          278       8.24%        6,456         368       7.61%
  Total Loans . . . . . . . . . . . . . . . .     193,183       11,320       7.81%      204,932      13,860       9.02%
Investment securities . . . . . . . . . . . .      51,926        1,827       4.69%       57,797       2,650       6.11%
Mortgage-backed securities. . . . . . . . . .      18,419          776       5.62%        1,290          63       6.52%
Federal funds sold. . . . . . . . . . . . . .       6,684          145       2.91%        8,704         243       3.73%
Deposits due from banks . . . . . . . . . . .       1,930           36       2.49%        1,448          33       3.04%
                                                 --------      -------                 --------     -------
  Total interest-earning assets . . . . . . .     272,142       14,104       6.91%      274,171      16,849       8.19%
                                                               -------                              -------       ----
Noninterest-earnings assets . . . . . . . . .      13,338                                15,918
                                                 --------                              --------
  Total assets. . . . . . . . . . . . . . . .    $285,480                              $290,089
                                                 ========                              ========
Liabilities and Stockholders' Equity:
 Interest-bearing liabilities:
 Regular savings. . . . . . . . . . . . . . .    $101,709      $ 2,304       3.04%     $ 95,015     $ 2,919       4.10%
 Market-rate certificates . . . . . . . . . .     128,391        4,253       4.44%      143,507       6,268       5.83%
 Checking and money market accounts . . . . .      11,800          255       2.90%       11,424         339       3.96%
 Advances from FHLB and ESOP debt . . . . . .         350           13       4.98%           26           1       5.14%
                                                 --------      -------                 --------
 Total interest-bearing liabilities . . . . .     242,250        6,825       3.77%      249,972       9,527       5.09%
                                                               -------                              -------
Noninterest-bearing liabilities (2) . . . . .      12,757                                11,469
Stockholders' equity. . . . . . . . . . . . .      30,473                                28,648
                                                 --------                              --------
 Total liabilities & stockholders' equity . .    $285,480                              $290,089
                                                 ========                              ========
  Net interest income/interest rate spread. .                  $ 7,279       3.14%                  $ 7,322       3.10%
                                                               =======       ====                   =======       ====
  Net Interest-earnings assets/net yield
   on interest-earnings assets. . . . . . . .    $ 29,892                    3.57%     $ 24,199                   3.56%
                                                 ========                    ====      ========                   ====
  Ratio of interest-earning assets to
   interest bearing liabilities . . . . . . .                                1.12x                                1.10x
                                                                             ====                                 ====
- --------------------
(1)  Includes non-performing loans and excludes REO (in-substance and by deed). Also, loan fees are included in interest income.

(2)  Includes regular checking and escrow accounts

     Provision for losses on loans. The provision for losses on loans was $350,000 for the nine months ended September 30, 1993 compared to $750,000 for the corresponding period last year. The decrease in the provision for losses on loans reflects a 32% decrease in nonperforming loans to $7.7 million (excluding the approximately $9.0 million Bankruptcy Loan, the principal of which was perceived by management of Washington at September 30, 1993 to be adequately collateralized) at September 30, 1993 from $11.4 million at September 30, 1992. In addition, there was a 3% reduction in loan balances to $182.6 million from $189.1 million at September 30, 1992. See the table on allowance for losses on loans and REO contained in Note 4 of the Notes to Consolidated Financial Statements of Washington.

     Other income. Total other income decreased $1,128,000, or 64%, due primarily to a decrease of $1,182,000 in gains on sale of securities and a decrease of $56,000 in gains on sale of loans. This was partially offset by the receipt of interest of $136,000 on the aforementioned income tax refund. The lower amount of gains was a result of lower sales volume.

     Other expenses. Total non-interest expenses decreased $113,000, or 2%, for the nine months ended September 30, 1993 as compared with the corresponding period last year. The decrease in non-interest expenses was primarily due to a decrease in occupancy and equipment expenses of $204,000, or 24%, primarily due to recognizing costs for a branch closing in the first quarter of 1992; a decrease in other expenses of $192,000, or 10%, due to decreases in most categories; and a decrease in salaries and employee benefits of $104,000 or 4% due to reductions in the number of employees and some employee benefits. Such items were partially offset by an increase of $308,000, or 50%, in REO expense (net) as described in the table below, and an increase of $80,000, or 18%, in FDIC expense due to an increase in the FDIC assessment rate for Washington Savings. The components of REO expense (net) are as follows:

                                          Nine months ended September 30,
                                          -------------------------------
                                             1993              1992
                                           --------          --------
REO expense, net:
 Carrying costs . . . . . . . . . . . . .  $508,000           $475,000
 Provision for losses . . . . . . . . . .   669,000            457,000
 Gain on sale, net. . . . . . . . . . . .  (254,000)          (317,000)
                                           --------           --------
Total REO expense, net. . . . . . . . . .  $923,000           $615,000
                                           ========           ========

     The increase in the provision for losses on REO was primarily due to market value write downs on two REO properties of $177,000. Carrying costs increased due to sales of three large REO properties that were producing rental income in 1992.

     Income taxes, extraordinary item and change in accounting principle:
Washington recorded an income tax benefit of $315,000 comprised of an income tax refund of $747,000 offset by a current provision of $432,000, for the nine months ended September 30, 1993. For the comparable period in 1992, Washington reported income tax expense of $639,000, which was offset by an extraordinary credit of $556,000 due to the utilization of net operating loss carryforwards.

     On January 1, 1993, Washington adopted Statement of Financial Accounting Standards No. 109: "Accounting for Income Taxes" ("SFAS 109"), which resulted in a change in accounting principle and a cumulative benefit of $300,000, or $.13 per share. SFAS 109 requires an asset and liability approach, the objective of which is to establish deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of Washington's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.


Overview--1992

     The financial results of Washington and its wholly-owned subsidiary, Washington Savings, reflected the realities of the banking environment in 1992. In that year, interest rates continued their downward spiral, regulatory mandates influenced business decisions, and the lengthy foreclosure process hindered Washington Savings' ability to resolve delinquent loans.

     Nevertheless, Washington was profitable for the first time in five years, reporting net income of $2.1 million for 1992. Results from core business operations were $500 thousand (net of tax and extraordinary item), while gains from the sale of securities were $1.6 million (net of tax and extraordinary item). Much of the improvement in operations resulted from an increase in net interest income. A substantial part of the improvement in net interest income stemmed from an increase in the interest rate spread caused by the continued downward spiral of interest rates and the reduction in the cost of funds resulting from Washington Savings' paying off its FHLB advances at the conclusion of 1991. The gain from the sales of securities was also a direct reflection of the downward spiral of interest rates, since the market value of such assets move in the opposite direction of interest rates. For a more comprehensive explanation of net interest income and operations, refer to "Results of Operations--1992 Compared to 1991."

     In addition to regulatory capital requirements, Washington Savings operates under a State of New Jersey statute which limits the combined amount of mortgage loans and REO to not more than 80% of deposits("loan-to-deposits ratio"). In order to comply with this statute, Washington Savings sold $15.5 million of one-to-four family performing mortgage loans at a net gain of $0.2 million during 1992. Since mortgage-backed securities are not classified as loans for purposes of this statute, they are excluded from the statute's loan-to-deposits ratio calculation. Thus, the statute was also one of the factors in Washington Savings' decision to purchase $7.8 million of mortgage-backed securities during 1992.

     The lengthy foreclosure process continued to hinder Washington Savings' ability to reduce the level of nonperforming assets. Even though nonperforming assets decreased $7.4 million, or 25.3%, to $21.8 million at December 31, 1992 from $29.2 million at December 31, 1991, nonperforming assets remained a relatively high 7.6% of total assets. Of the 37 parcels in real estate owned that Washington Savings did not have title to as of December 31, 1991, Washington Savings still did not have title to 19 of such properties as of December 31, 1992. These figures reflect the length of the foreclosure process which frequently takes up to 24 months or longer to resolve. The effect of this on Washington Savings was lost interest income; carrying costs which, during the last two years, have averaged an annual rate of 9.5% of the property's carrying value; and a drain on management and employee resources. Consequently, nonperforming assets continued to significantly reduce net income of Washington Savings during 1992.

     Efforts were directed toward building net income from operations by continuing to expand loan and deposit products which fit Washington Savings long-term strategic goals and customer needs. During 1992, Washington Savings' began to offer 30 year fixed rate loans, started a second mortgage program to low-income households, began to offer business checking accounts, became a federal tax depository and a member of the New York Automated Clearing House. Regulatory mandates required that Washington Savings' fee schedules be adjusted to allow compliance with the State of New Jersey's Consumer Checking Account Law.

Net Income

     Washington's net income for the year ended December 31, 1992 was $2.1 million, or $.92 per share, as compared with a net loss of $1.3 million, or $.60 per share, for the year ended December 31, 1991. Washington's income before extraordinary item for the year ended December 31, 1992 was $1.6 million, or $.68 per share, as compared with a loss before extraordinary item of $0.3 million, or $.14 per share, for the year ended December 31, 1991. The extraordinary credit in 1992 resulted from the utilization of a net operating loss carryforward of $0.5 million, or $.24 per share, to partially offset tax expense; while the extraordinary charge in 1991 resulted from a $1.0 million, or $.46 per share, cost for early extinguishment of fixed-rate Federal Home Loan Bank ("FHLB") advances. The improvement in income before extraordinary items of $1.9 million was primarily the result of an improvement of $1.2 million in net interest income; a $0.8 million decrease in REO expense, net, including a decrease in the provision for losses on REO of $0.3 million; an increase in net security gains of $0.8 million; and a decrease in the provision for losses on loans of $0.4 million; offset by a decrease in the gain on sales of loans of $1.1 million , an increase in other expenses (excluding REO expenses) of $0.2 million and an increase in tax expense of $0.1 million. For a more detailed discussion of each area, see "Results of Operations-1992 Compared to 1991."

Securities Portfolio

     Two main objectives of Washington Savings' securities portfolio is to maintain a high standard of quality and liquidity. Quality is dictated by Washington Savings' investment policy which permits, but is not limited to, investment in Federal funds sold, U.S. Treasury securities, U.S. government agency securities, corporate bonds and notes with a minimum rating of AA, commercial paper, bankers acceptances and certain mortgage-backed securities.

The liquidity objective is to maintain sufficient liquidity for deposit withdrawals, loan demand and operating expenses.

     During 1992, Washington Savings began to identify securities which might be sold prior to maturity--either for asset/liability management or liquidity purposes. Such securities are classified as "held for sale" and are recorded in Washington's financial statements at the lower of aggregate cost or fair market value. Securities which Washington Savings has the intent and ability to hold to call, if any, or maturity are classified as "held to maturity" and are recorded at amortized cost. Below are the combined balances of securities held for sale and held to maturity at specified year-end dates:

                                                     December 31,
                                              --------------------------------
                                            1992         1991        1990
                                           -------      -------     -------
                                                (Dollars in thousands)
Short-term securities:
 Federal funds sold . . . . . . . . . .    $ 3,000     $18,300      $   600
                                           -------     -------      -------
Investment securities:
 U.S. Treasury. . . . . . . . . . . . .     19,090      52,785       12,964
 U.S. Government agencies . . . . . . .      5,611          --       15,502
 Corporate bonds and notes. . . . . . .     24,841          --       26,078
 Other securities . . . . . . . . . . .      9,188          --           --
                                           -------     -------      -------
  Total investment securities . . . . .     58,730      52,785       54,544
Mortgage-backed securities. . . . . . .      7,213       1,517       23,103
                                           -------     -------      -------
  Total securities portfolio. . . . . .    $68,943     $72,602      $78,247
                                           =======     =======      =======

     At December 31, 1992, approximately 75% of Washington's U.S. Government agencies and corporate bonds and notes had call dates at various times during 1993 and 1994. At December 31, 1992, aggregate securities totalling $4.2 million with General Electric Corporation and $3.6 million with IBM Credit Corporation were the only securities to any one issuer (other than the Federal government) which exceeded 10% of stockholders' equity at December 31, 1992. There were no securities to any one issuer which exceeded 10% of stockholders' equity at either December 31, 1991 or 1990. Reference is made to footnote 3 of the Notes to Consolidated Financial Statements of Washington concerning market values, gross unrealized gains and losses, and weighted average yields of Washington's investment and mortgage-backed securities.

Short-term Securities

     Washington Savings' short-term securities are comprised solely of overnight Federal funds sold. Federal funds sold averaged $12 million in 1992 and $7 million in 1991. At year end 1992, Federal funds sold were $3 million versus $18.3 million at year end 1991. The average amount of Federal funds sold during 1992 was higher than 1991 because, as described below, Washington Savings had excess funds from the sale of U.S. Treasury securities. Such excess funds primarily remained in overnight Federal funds sold until selective callable securities were available. The large Federal funds sold position at year end 1991 was due to sales of performing loans during the last week of 1991.

Investment Securities

     Investment securities (including securities held for sale) were $58.7 million at December 31, 1992 as compared to $52.8 million at December 31, 1991, and averaged $53.0 million in 1992 versus $46.9 million in 1991. At the end of 1991 and through the first six months of 1992, Washington Savings' investment securities portfolio consisted entirely of intermediate term U.S. Treasury securities. During the third quarter, in response to continued economic and political uncertainties, Washington Savings' investment strategy was to shorten the weighted average life of the investment portfolio to reduce interest rate risk within the portfolio. As a result, Washington Savings earmarked all of its lower yielding U.S. Treasuries as securities held for sale. In the third and fourth quarters of 1992, Washington Savings sold $59.4 million of U.S. Treasuries at gains of $1.6 million. With the available funds, Washington Savings selectively diversified into U.S. Government agencies and corporate bonds with either call dates in 1993 (maturity dates through 1999) or maturity dates in 1993 or 1994. Management expects most, if not all, of the callable bonds to be called.

     The transformation of the investment portfolio is illustrated by the weighted average life of the investment portfolio, which was reduced from 4.3 years at December 31, 1991 to 14 months at December 31, 1992. In addition, the portfolio was "laddered"; in each month of 1993 there were and are securities maturing which will provide liquidity without the need to sell securities. This contrasts with the clustering of the portfolio at December 31, 1991, when the earliest security matured in 1996.

Mortgage-Backed Securities

     To increase the average yield on the securities portfolio as well as to assist compliance with the State of New Jersey's loan-to-deposits ratio, Washington Savings purchased $7.8 million of mortgage-backed securities during 1992 ($7.2 million book value as of December 31, 1992). These securities have an estimated average life of approximately 4 years and a yield during this period of 7.0%. Should the actual average life be less than 4 years, the yield will be less, and should the actual average life be more than 4 years, the yield will be more. At December 31, 1991, the mortgage-backed securities portfolio consisted of one $1.5 million participation certificate, which was sold in January 1992. Such sale completed the liquidation of the portfolio, which was effected as a result of the balance sheet restructuring in 1991.


Loan and REO Portfolio

     Total loans, including loans held for sale, averaged $201.8 million during 1992, down $34.5 million compared to 1991. At year-end, total loans, including loans held for sale, were $195.4 million as compared to $199.8 million at December 31, 1991. The primary reason for the decrease in average loans was the sale of $40.3 million of one-to-four family performing loans during 1991 (of which $35.1 million occurred in the fourth quarter). As of December 31, 1992, Washington Savings had identified approximately $9 million of mortgage loans, consisting of $4 million of one-to-four family performing mortgage loans and $5 million of multi-family performing mortgage loans, which may be sold prior to their scheduled maturity.

     Washington Savings' primary market area for lending encompasses Hudson and Bergen counties, New Jersey. Below are the year-end balances and percentages of year-end total loans, excluding loans held for sale, for the five years ended December 31, 1992:

                                                                  December 31 ,
                         -----------------------------------------------------------------------------------------------
                               1992              1991               1990                1989                1988
                          ---------------  ----------------   -----------------   -----------------  ------------------
                         Amount   Percent   Amount   Percent   Amount   Percent    Amount   Percent   Amount    Percent
                         ------   -------   ------   -------   ------   -------    ------   -------   ------    -------
                                                             (Dollars in thousands)
Real Estate:
1-4 Family. . . . . . . $125,858   67.51%  $135,133   67.64%  $162,612   69.22%   $166,823   66.37% $186,815     58.74%
Multifamily/
 Commercial . . . . . .   52,743   28.29     55,940   28.00     58,993   25.11      58,561   23.30    69,781     21.94
Construction. . . . . .    2,533    1.36      1,449    0.73      2,192    0.93       3,530    1.41    10,748      3.38
                        --------   -----   --------  ------   --------  ------    --------  ------  --------    ------
TOTAL REAL
 ESTATE LOANS . . . . .  181,134   97.16    192,522   96.37    223,797   95.26     228,914   91.08   267,344     84.06
Commercial/ Financial .    3,552    1.91      4,081    2.04      5,275    2.25      11,539    4.59    36,083     11.35
Consumer And
 Other Loans. . . . . .    1,731    0.93      3,176    1.59      5,859    2.49      10,894    4.33    14,592      4.59
                        -------- -------   --------  ------   --------  ------    --------  ------  --------    ------
TOTAL LOANS . . . . . .  186,417  100.00%   199,779  100.00%   234,931  100.00%    251,347  100.00%  318,019    100.00%
                        --------  ======   --------  ======   --------  ======    --------  ======  --------    ======
Less: Allowance For
 Losses On Loans,
 Deferred Loan Fees And
 Unearned Income. . . .    3,916              4,271              4,374               6,633             6,261
                        --------           --------           --------            --------          --------
NET LOANS . . . . . . . $182,501           $195,508           $230,557            $244,714          $311,758

     One-to-Four Family Mortgage Loans. Washington Savings' conventional mortgage loans collateralized by mortgages on one-to-four family residences are obtained primarily from existing customers, mortgage brokers, and referrals by real estate brokers and local attorneys. Washington Savings offers fixed rate loans and adjustable rate mortgage ("ARM") loans, the interest rates on which adjust generally based on 1 and 3 year Treasury indices. During 1992, Washington Savings began to offer 30 year fixed rate loans which were pre-approved for purchase by the secondary market. At December 31, 1992 and 1991, respectively, Washington Savings had $125.9 million and $135.1 million of one-to-four family loans, comprising 67.5% and 67.6% of total loans (excluding loans held for sale). Of the one-to-four family loans, 88.1% and 78.5% were ARM loans at December 31, 1992 and 1991, respectively. ARM loans generally have annual interest rate adjustment limitations of 1% and 2% and a lifetime interest rate adjustment limitation of 6%. These limitations, based on the initial rate, limit the interest rate sensitivity of such loans during a period of rapidly changing interest rates. The interest rate adjustments of ARM loans may increase the likelihood of refinances during periods of substantial declining interest rates and increase the likelihood of delinquencies during periods of substantial rising interest rates.

     During 1992, Washington Savings originated approximately $25.8 million of one-to-four family loans, purchased $7.7 million, sold or identified for sale $19.5 million, transferred to REO $3.3 million, incurred charge offs of $0.5 million and received principal payments of $19.4 million.

     Multi-family/Commercial Real Estate Loans. Washington Savings' mortgage loan portfolio includes mortgage loans collateralized by multi-family, mixed-use and commercial real property. The multi-family real property serving as collateral for these loans consists primarily of residential buildings with ten or fewer residential units, as well as buildings with four or fewer residential units where at least one of the units is used for commercial purposes. The five largest commercial real property loans comprised approximately $23.2 million, or 44.0%, of the multi-family/commercial real estate portfolio. All five loans were performing as of December 31, 1992. With respect to the largest loan in the amount of approximately $9.0 million, Washington Savings has an assignment-of-rents. Subsequent to December 31, 1992, a Chapter 11 bankruptcy petition was filed by the obligor of the approximately $9.0 million loan. See above "Overview--Nine Months Ended September 30, 1993. As of December 31, 1992, Washington Savings had $52.7 million of multi-family/commercial mortgage loans outstanding, as compared to $55.9 million as of December 31, 1991.

     Certain of the multi-family/commercial mortgage loans are "balloon" loans, which are amortized over significantly longer periods than their term to maturity. These loans involve a greater risk to Washington Savings because the principal amount may not be significantly reduced prior to maturity. Moreover, upon maturity, changes in the financial condition of the borrower may affect the ability of the borrower to repay the loan. At December 31, 1992 and 1991, the multi-family/commercial mortgage loan portfolio included $17.9 million and $27.9 million of "balloon" loans, comprising 34.0% and 49.9% of multi-family/commercial loans, and comprising 9.6% and 14.0% of total loans (excluding loans held for sale), respectively.

     During 1992, Washington Savings originated $5.4 million of multi-family/commercial real estate loans, identified for sale $5.0 million, transferred to REO $1.8 million, charged off $0.4 million and received principal payments of $1.4 million.

     Construction Loans. Washington Savings has granted construction loans primarily for the purpose of rehabilitating multi-family/commercial dwellings. Such loans are generally one year, floating-rate loans. During 1992, Washington Savings issued $1.2 million of construction loans and refinanced $0.2 million into first mortgages. At December 31, 1992, the construction loan portfolio totalled $2.5 million, or 1.4% of total loans(excluding loans held for sale), as compared to $1.5 million, or 0.7%, at December 31, 1991. The amount of undisbursed construction funds was $0.2 million as of December 31, 1992 and $1.3 million as of the prior year-end.

     Commercial/Financial Loans. Washington Savings has granted loans for commercial purposes to businesses and to individuals for various purposes, such as real estate investment. These loans were made primarily as demand loans with interest billed on a quarterly basis; however, through restructuring, most performing loans are now amortizing with scheduled payments. Washington Savings has discontinued making commercial and financial loans except to honor existing revolving lines of credit to performing borrowers. $2.8 million, or 77.8%, of the commercial/financial loan balance as of December 31, 1992 is comprised of two borrowers which have loan-to-value ratios below 50%. At December 31, 1992, the commercial/financial loan portfolio totalled $3.6 million, or 1.9% of total loans(excluding loans held for sale), as compared to $4.1 million, or 2.0%, at December 31, 1991.

     During 1992, Washington Savings honored $0.7 million of drawdowns against existing lines of credit to performing financial loan borrowers, transferred to REO $0.3 million, charged-off $0.3 million and received principal payments of $0.6 million.

     Consumer and Other Loans. Washington Savings has granted both collateralized and uncollateralized personal loans, automobile loans, loans collateralized by deposit accounts, second mortgages on principal residences and second mortgages on investment residential properties. Such second mortgages represented $1.1 million, or 64.5%, of total consumer and other loans as of December 31, 1992, as compared to $2.0 million, or 62.5%, of total consumer and other loans as of December 31, 1991. Such second mortgage loans generally are limited to the difference between 75% of the appraised value of the property and the amount of other indebtedness collateralized thereby. Generally, the current terms of second mortgage loans have maturities of 1 or 3 years with a maximum 15-year amortization. Upon maturity, Washington Savings will either demand repayment or renegotiate the loan. At December 31, 1992, the consumer and other loan portfolio totalled $1.7 million, or 0.9% of total loans(excluding loans held for sale), as compared to $3.2 million, or 1.6%, at December 31, 1991.

     During 1992, Washington Savings granted $0.4 million of consumer and other loans, charged-off $0.3 million and received principal payments of $1.6 million.

Nonperforming Assets

     Nonperforming assets are comprised of nonperforming loans (i.e., nonaccrual loans, loans past due over 90 days and still accruing, and troubled-debt restructurings) and REO. Reference is made to footnote 1 of the Notes to Washington's Consolidated Financial Statements for an explanation of the accounting policies regarding nonaccrual loans and REO. Troubled-debt restructurings represent loans (other than loans to individuals for household, family, and other expenditures; and real estate loans secured by one-to-four family residential properties) to borrowers who experienced repayment difficulties for which concessions were granted that provide for more preferential terms than the current market for new debt with similar risks. Interest on loans that have been restructured is recognized according to the new terms.

     Below are year-end balances of nonperforming assets and the ratio of nonperforming assets to total assets for the five years ended December 31, 1988, 1989, 1990, 1991 and 1992:

                                                                                          December 31,
                                                                   ----------------------------------------------------------
                                                                     1992        1991         1990        1989         1988
                                                                    -------     -------      -------     -------      -------
                                                                                      (Dollars in thousands)

Nonaccrual loans. . . . . . . . . . . . . . . . . . . . . . .       $ 8,599     $16,022      $17,351     $17,474      $17,136
Troubled-debt restructurings. . . . . . . . . . . . . . . . .           207         612          --          --           --
Loans past due over 90 days and still accruing. . . . . . . .           --          --           --          --           --
                                                                    -------     -------      -------     -------      -------
Nonperforming loans . . . . . . . . . . . . . . . . . . . . .         8,806      16,634       17,351      17,474       17,136
REO, net. . . . . . . . . . . . . . . . . . . . . . . . . . .        12,998      12,563       11,294       7,674          --
                                                                    -------     -------      -------     -------      -------
Nonperforming assets. . . . . . . . . . . . . . . . . . . . .       $21,804     $29,197      $28,645     $25,148      $17,136
                                                                    =======     =======      =======     =======      =======
Nonperforming assets to total assets. . . . . . . . . . . . .          7.6%        9.9%         8.5%        7.2%         4.7%
                                                                       ====        ====         ====        ====         ====

     During 1992, nonperforming loans decreased 47%. This improvement is primarily attributable to bringing current $6.1 million, transferring to REO $3.7 million, receiving repayments of $2.3 million and charging off $0.8 million, offset by additional nonperforming loans of $5.1 million. In addition, Washington Savings has continued to experience the same trend that began in 1991 whereby the mix of nonperforming loans collateralized by one-to-four family mortgage loans increased to 62.8% in 1992 from 62.7% in 1991 and the percent collateralized by other loans decreased to 37.2% in 1992 from 37.3% in 1991. The aggregate amount of nonperforming loans reflects the continued weakness in Washington Savings' primary lending area.

     The troubled-debt restructured loan, which was restructured during 1991 in the amount of $616 thousand and was $612 thousand at December 31, 1991, was partially charged-off in the amount of $285 thousand during 1992 even though the borrower was current with its restructured terms. Such charge-off decision was based on data available to Washington Savings. The amount may be recovered in the future if the borrower remains current, although no assurances can be given that such a recovery will occur. Washington Savings did not recognize any income on this loan during 1992.

     Interest on nonperforming loans which would have been recorded based upon original contract terms would have approximated $609 thousand, $975 thousand, $824 thousand, $222 thousand and $682 thousand for the years 1992, 1991, 1990, 1989 and 1988, respectively. Interest income on those loans, which was recorded only when received, amounted to $416 thousand, $548 thousand, $536 thousand, $140 thousand and $503 thousand for the years 1992, 1991, 1990, 1989 and 1988, respectively.


Other Real Estate Owned

     REO consists of real estate properties acquired through foreclosure or deed in lieu of foreclosure and "in-substance" foreclosures ("ISF"). ISF represent loans accounted for as foreclosed property even though Washington Savings does not have title to the property. (For an explanation as to why a loan is classified as an ISF, refer to footnote 1 of the Notes to Washington's Consolidated Financial Statements). When all other efforts to restructure a loan have failed to produce an equitable resolution of the delinquency, the often time-consuming foreclosure process is initiated. Foreclosure is the final step in the process of realizing some value on a seriously delinquent loan. Management would prefer not to have to foreclose but in order to protect Washington Savings' interests this action sometimes must be taken.

     Below is the activity in REO for the last three years:

                             1992               1991              1990
                       -----------------  ----------------- -----------------
                       Number of          Number of          Number of
                      Properties Amount  Properties Amount  Properties  Amount
                      ---------- ------  ---------- ------  ----------  ------
                                       (Dollars in millions)
Beginning of year . .     64     $12.6       58     $11.3       49     $ 7.7
Additions . . . . . .     33       5.3       45       9.6       33      11.6
Sales . . . . . . . .     28      (4.0)      39      (7.1)      24      (6.3)
Provision
 for losses . . . . .     --      (0.9)      --      (1.2)      --      (1.7)
                          --     -----       --     -----       --     -----
End of year . . . . .     69     $13.0       64     $12.6       58     $11.3
                          ==     =====       ==     =====       ==     =====

     In many situations, the lengthy foreclosure process has hindered management from taking title to REO for at least two years. In certain other cases, management has decided to hold collateral until it is more marketable. In such instances, management may seek to enhance the value of such properties through various means, including capital improvements, tax appeals, and procurement of development approvals. Thirty-one of the properties that were in REO as of December 31, 1991 were still in REO as of December 31, 1992 and had a carrying value of $8.6 million as of December 31, 1992. As of December 31, 1992 and 1991, there were two properties which comprised $4.8 million and $4.7 million, respectively, of the total REO. The increase in such two properties during 1992 is due to capital improvements to one of the properties.

Allowance for Losses on Loans and Allowance for Losses on REO

     The table below presents, at December 31, 1988, 1989, 1990, 1991 and 1992, information demonstrating the relationship among the allowance for losses on loans, the provision for losses on loans, charge-offs, recoveries, and total and average loans outstanding.

                                                                                  December 31,
                                                        ----------------------------------------------------------------
                                                           1992          1991         1990          1989          1988
                                                         --------      --------     --------      --------      --------
                                                                             (Dollars in thousands)
Allowance, beginning of year. . . . . . . . . . . . .    $  2,989     $  2,579      $  4,720      $  3,782      $    850
                                                         --------     --------      --------      --------      --------
Loans charged-off:
 Real estate. . . . . . . . . . . . . . . . . . . . .         932          719         1,525         2,503           320
 Commercial . . . . . . . . . . . . . . . . . . . . .         325          194         1,434         2,123         5,436
 Consumer . . . . . . . . . . . . . . . . . . . . . .         313          418         1,880         1,420         2,085
                                                         --------     --------      --------      --------      --------
 Total loans charged-off. . . . . . . . . . . . . . .       1,570        1,331         4,839         6,046         7,841
                                                         --------     --------      --------      --------      --------
Recoveries on loans:
 Real estate. . . . . . . . . . . . . . . . . . . . .          97           32           105             1            --
 Commercial . . . . . . . . . . . . . . . . . . . . .          67          165            77             6            --
 Consumer . . . . . . . . . . . . . . . . . . . . . .          93           44           166            51             8
                                                         --------     --------      --------      --------      --------
 Total recoveries . . . . . . . . . . . . . . . . . .         257          241           348            58             8
                                                         --------     --------      --------      --------      --------
 Net loans charged-off. . . . . . . . . . . . . . . .       1,313        1,090         4,491         5,988         7,833
                                                         --------     --------      --------      --------      --------
 Provision for losses on loans. . . . . . . . . . . .       1,100        1,500         2,350         6,926        10,765
                                                         --------     --------      --------      --------      --------
 Allowance, end of year . . . . . . . . . . . . . . .    $  2,776     $  2,989      $  2,579      $  4,720      $  3,782
                                                         --------     --------      --------      --------      --------
 Total loans outstanding. . . . . . . . . . . . . . .    $186,417     $199,779      $234,931      $251,347      $318,019
                                                         ========     ========      ========      ========      ========
Average loans outstanding during the year . . . . . .    $201,829     $236,267      $240,008      $294,046      $303,269
                                                         ========     ========      ========      ========      ========
Net loans charged-off as a percent of
 average loans outstanding. . . . . . . . . . . . . .        0.65%        0.46%         1.87%         2.04%         2.58%
                                                             ====         ====          ====          ====          ====
Allowance for losses on loans as a percent of:
 Total loans outstanding. . . . . . . . . . . . . . .        1.49%        1.50%         1.10%         1.88%         1.19%
                                                             ====         ====          ====          ====          ====
 Total nonperforming loans outstanding. . . . . . . .       31.52%       17.97%        14.86%        27.01%        22.07%
                                                            =====        =====         =====         =====         =====

     The lower level of net charge-offs and provision for losses on loans during 1991 and 1992 reflects a reduction in the migration of new nonperforming loans in recent periods.

     The entire allowance for losses on loans is available to absorb potential losses from all loans. At the same time, the allowance may be allocated to specific loans or loan categories. For purposes of complying with Securities and Exchange Commission disclosure requirements, the table below presents an allocation of Washington Savings' entire allowance for losses on loans for the years indicated. The allocation of the allowance for losses on loans should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the implied proportions. See the table under "Loan and REO Portfolio" for information regarding loans outstanding in each loan category.

                                                                                  December 31,
                                                        ----------------------------------------------------------------
                                                           1992          1991         1990          1989          1988
                                                         --------      --------     --------      --------      --------
                                                                             (Dollars in thousands)
Real estate:
 1-4 family . . . . . . . . . . . . . . . . . . . . .      $1,313       $  953        $1,081        $  905        $  500
 Multifamily/commercial . . . . . . . . . . . . . . .       1,286        1,324           665         1,334           300
 Construction . . . . . . . . . . . . . . . . . . . .          11            4             5            35           100
                                                           ------       ------        ------        ------        ------
 Total allowance for losses on real estate
  loans . . . . . . . . . . . . . . . . . . . . . . .       2,610        2,281         1,751         2,274           900
 Commercial/financial . . . . . . . . . . . . . . . .         110          458           447         1,219         1,882
 Consumer and other loans . . . . . . . . . . . . . .          56          250           381         1,227         1,000
                                                           ------       ------        ------        ------        ------
 Total allowance for losses on loans. . . . . . . . .      $2,776       $2,989        $2,579        $4,720        $3,782
                                                           ======       ======        ======        ======        ======

                                                                    100

     The following table presents, for the years ended December 31, 1992, 1991, 1990 and 1989, information demonstrating the relationship among the allowance for losses on REO, the provision for losses on REO, charge-offs on REO sold, and total and average REO outstanding:

                                                  December 31,
                                      -------------------------------------
                                       1992      1991      1990       1989
                                      -------   -------   -------    ------
                                             (Dollars in thousands)

Allowance, beginning of year. . . .   $ 1,328    $  976    $  --      $ --
Provision for losses on REO . . . .       852     1,170     1,673       --
Losses charged-off on REO sold. . .      (378)     (818)     (697)      --
                                      -------   -------   -------    ------
Allowance, end of year. . . . . . .   $ 1,802   $ 1,328    $  976     $ --
                                      =======   =======   =======    ======
Total REO outstanding . . . . . . .   $14,800   $13,891   $12,270    $7,674
                                      =======   =======   =======    ======
Average REO outstanding
 during the year. . . . . . . . . .   $14,182   $10,147   $ 9,596    $1,910
                                      =======   =======   =======    ======

Provision for losses on REO as a
 percent of average
 REO outstanding. . . . . . . . . .     6.01%    11.53%    17.43%       N/A
                                        ====     =====     =====        ===
Allowance for losses on REO as a
 percent of total
 REO outstanding. . . . . . . . . .    12.18%     9.56%     7.95%       N/A
                                       =====      ====      ====        ===

     Washington Savings monitors its asset quality and adequacy of its allowance for losses on a periodic basis. Additions to the allowance for losses on loans are made through charges against earnings (the provision for losses on loans) and recoveries on previously charged-off loans; the allowance is reduced when loans are determined to be uncollectible and are charged-off. In establishing the amount of the allowance (and hence the amount of the provision) for losses on loans, management establishes percentage allocations with respect to the performing loan portfolio and classified loans. In addition, specific allocations are made for classified loans. In determining percentage allocations for the performing loan portfolio and classified loans, management considers prevailing and anticipated economic conditions, past and anticipated loss experience, the diversification and size of the portfolio, off-balance sheet risks, and the nature and level of nonperforming assets. In analyzing classified loans, management considers the financial status and credit history of the borrower, the value of collateral, the sufficiency of loan documentation, analyses of bank regulators, and other factors considered relevant by management on a loan-by-loan basis.

     The allowance for losses on REO is established through charges to operations in the form of a provision for losses on REO that is reflected (along with real estate taxes, repairs and maintenance, and insurance, net of rental income and net gains on sales of REO) in the expense caption--"REO expense, net." Factors considered in establishing the allowance for losses on REO include appraisals of the fair market value of each property and/or management's assessment of the overall real estate market for that type of property in its location.

     During 1991, management's ongoing assessment of Washington Savings' loans and REO resulted in a provision for losses of approximately $2.7 million, of which $1.5 million was a provision for losses on loans and $1.2 million was a reduction in the carrying value of REO ($300 thousand of which was recorded on one property). Net charge-offs were $1.1 million, or 0.46% of average loans outstanding. At December 31, 1991, the allowance for losses on loans of $3.0 million represented 1.50% of total loans and the allowance for losses on REO of $1.3 million represented 9.56% of total REO. In addition, the allowance for loan losses on loans as a percentage of nonperforming loans was 17.97% as of December 31, 1991.

     During 1992, the provision for losses approximated $2.0 million, of which $1.1 million was a provision for losses on loans and $0.9 million was a reduction in the carrying value of REO. Net loan charge-offs, including the charge-off of $285 thousand on the performing troubled-debt restructured loan, were $1.3 million, or 0.65% of average loans outstanding. The provision for losses on REO as a percent of average REO outstanding decreased to 6.01% for 1992 from 11.53% for 1991 due to less market value fluctuations in the properties held. At December 31, 1992, the allowance for losses on loans of $2.8 million represented 1.49% of total loans and the allowance for losses on REO of $1.8 million represented 12.18% of total REO. In addition, the allowance for losses on loans as a percentage of nonperforming loans was 31.52% as of December 31, 1992.

Deposits and FHLB Advances

     Washington Savings offers a broad line of deposit accounts, including, but not limited to, savings accounts, certificates of deposit, interest and non-interest bearing checking accounts, individual retirement accounts, holiday club accounts, business checking accounts and low-cost checking accounts. The low-cost checking accounts are offered in connection with the New Jersey Consumer Checking Account Law which recognizes the need to offer low cost checking accounts to all people. It is Washington Savings' policy to avoid brokered certificates of deposit.

     During 1992, Washington Savings continued to reduce rates on its deposit base. The weighted average cost of funds for CDs at December 31, 1992 was 5.01%, as compared to 6.66% at December 31, 1991. As a result of the lower yields on CDs, Washington Savings witnessed net withdrawals of CDs of $20.7 million and a net increase in regular savings balances of $14.0 million during 1992. The average balance of CDs decreased from $164.8 million in 1991 to $142.1 million in 1992, while the average balance of regular savings increased from $80.3 million in 1991 to $95.3 million in 1992. The migration into regular savings accounts improved net interest income since regular savings accounts typically earn approximately 10 and 30 basis points less than an interest rate on a six month and one year CD, respectively. The six month and one year CDs are Washington Savings' most popular CD products. In addition, the average regular savings rate decreased 175 basis points from 1991 to 1992. Management believes that the average balance of regular savings accounts increased because customers want a "safe haven" in which to place their funds while waiting for interest rates to rise.

     During 1991, Washington Savings had average advances from the FHLB of approximately $23.6 million. However, all advances were repaid as of December 31, 1991, with Washington Savings incurring an extraordinary charge of $1.0 million due to early extinguishment costs. This transaction eliminated the highest cost of funds to Washington Savings and improved 1992 results.

Results of Operations--1992 Compared to 1991

     Washington Savings' Yield/Cost Analysis sets forth, for the three years ended December 31, 1992, (i) average assets, liabilities and stockholders' equity, (ii) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (iii) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (iv) Washington's interest rate spread (i.e., the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities), (v) Washington's net yield on interest-earning assets (i.e., net interest income as a percentage of average interest-earning assets), and (vi) the ratio of average interest-earning assets to average interest-bearing liabilities. Yields and costs are derived by dividing the interest income and interest expense by the average balance of interest-earning assets and interest-bearing liabilities, respectively, for the years shown. As a result, the effect of including nonperforming loans in the average balances of loans outstanding is to reduce the average yield earned on loans.


                                                                           December 31,
                                   --------------------------------------------------------------------------------------------
                                                1992                           1991                            1990
                                    ----------------------------  ------------------------------   -----------------------------
                                              Interest   Average             Interest    Average             Interest   Average
                                     Average   Income/   Yield/     Average   Income/    Yield/    Average    Income/   Yield/
                                     Balance   Expense    Cost      Balance   Expense     Cost     Balance    Expense    Cost
                                     -------  --------   -------    -------  --------    -------   -------   --------   -------
                                                                      (Dollars in thousands)
Assets:
Interest-earning assets:
 Loans (1):
 Mortgage. . . . . . . . . . . .   $195,565   $17,548     8.97%    $227,139   $21,790      9.59%  $222,786   $22,228     9.98%
 Commercial and consumer . . . .      6,264       493     7.87        9,128       826      9.05     17,222     1,471     8.54
                                   --------   -------     ----     --------   -------      ----   --------   -------     ----
  Total loans. . . . . . . . . .    201,829    18,041     8.94      236,267    22,616      9.57    240,008    23,699     9.87
Investment securities. . . . . .     53,048     3,057     5.76       46,882     3,535      7.54     56,203     4,752     8.46
Mortgage-backed securities . . .      2,606       193     7.41       10,438       849      8.13     23,928     2,016     8.43
Federal funds sold . . . . . . .     12,412       381     3.07        6,813       372      5.46      6,926       608     8.78
Deposits due from banks. . . . .      1,683        51     3.03          485        23      4.74        229        23    10.04
Federal Home Loan Bank
 stock, at cost. . . . . . . . .      1,702       156     9.17        2,170       199      9.17      2,786       204     7.32
                                   --------   -------     ----     --------   -------      ----   --------   -------     ----
Total interest-earnings
 assets. . . . . . . . . . . . .    273,280    21,879     8.01      303,055    27,594      9.11    330,080    31,302     9.48
                                   --------   -------     ----     --------   -------      ----   --------   -------     ----
Noninterest-earnings assets. . .     16,481                          17,159                         15,408
                                   --------                        --------                       --------
Total assets . . . . . . . . . .   $289,761                        $320,214                       $345,488
                                   ========                        ========                       ========
Liabilities and Stockholders
 Equity:
Interest-bearing liabilities:
 Regular savings . . . . . . . .   $ 95,305     3,764     3.95     $ 80,326     4,356      5.42   $ 78,767     4,323     5.49
 Market-rate certificates. . . .    142,107     8,004     5.63      164,756    12,148      7.37    178,348    14,689     8.24
Checking and money market
 accounts. . . . . . . . . . . .     11,517       422     3.66       11,704       645      5.51     12,897       746     5.78
Advances from FHLB and
 ESOP debt . . . . . . . . . . .         26         1     3.85       23,558     1,970      8.36     32,099     2,786     8.68
                                   --------   -------     ----     --------   -------      ----   --------   -------     ----
Total interest-bearing
 liabilities . . . . . . . . . .    248,955    12,191     4.90      280,344    19,119      6.82    302,111    22,544     7.46
                                               ------     ----                 ------      ----               ------     ----
Noninterest-bearing liabilities:
 Other deposits (2). . . . . . .     11,085                           8,469                         12,049
 Other liabilities . . . . . . .        647                           2,859                            994
                                   --------                        --------                       --------
  Total noninterest-
   bearing liabilities . . . . .     11,732                          11,328                         13,043

Stockholders equity. . . . . . .     29,074                          28,542                         30,334
                                   --------                        --------                       --------
  Total liabilities and
   stockholders equity . . . . .   $289,761                        $320,214                       $345,488
                                   ========                        ========                       ========


Net interest income/interest
 rate spread . . . . . . . . . .              $ 9,688     3.11%               $ 8,475      2.29%            $  8,758     2.02%
                                              =======     ====                =======      ====              =======     ====

Net interest-earnings assets/
 net yield on interest-
 earnings assets . . . . . . . .   $ 24,325               3.55%    $ 22,711                2.80%  $ 27,969               2.65%
                                   ========               ====     ========                ====   ========               ====
Ratio of interest-earning
 assets to interest-bearing
 liabilities . . . . . . . . . .                          1.10x                            1.08x                         1.09x
                                                          ====                             ====                          ====
- ------------
(1)  Includes nonperforming loans and loans held for sale, and excludes REO(in-substance and by deed). Also, loan fees are included in interest income.
(2)  Includes regular checking and escrow accounts.

     Changes in net interest income are a result of the relative volume of interest-earning assets and interest-bearing liabilities and the rates earned and paid on them, respectively. Net interest income can also be analyzed in terms of the impact of changing rates and changing volumes. Washington Savings' Rate/Volume Analysis reflects the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Washington Savings' interest income and interest expense during the periods indicated. Changes attributable to both volume and rate have been allocated proportionately.

                                                                           Rate/Volume Analysis

                                                        1992 compared to 1991                    1991 compared to 1990
                                                  ---------------------------------       ----------------------------------
                                                 Increase (Decrease)                       Increase (Decrease)
                                                       Due to                                    Due to
                                                --------------------                      ---------------------
                                                  Volume       Rate           Net         Volume        Rate          Net
                                                   -----       ----           ---          -----        ----          ---
                                                                          (Dollars in thousands)
Interest Income:
 Mortgage loans (1) . . . . . . . . . . . . .    $(3,029)    $(1,213)      $(4,242)      $   434       $  (872)    $  (438)
 Commercial and consumer loans (1). . . . . .       (259)        (74)         (333)         (691)           46        (645)
 Investment securities. . . . . . . . . . . .        465        (942)         (477)         (790)         (427)     (1,217)
 Mortgage-backed securities . . . . . . . . .       (637)        (19)         (656)       (1,137)          (30)     (1,167)
 Federal funds sold . . . . . . . . . . . . .        306        (297)            9           (10)         (226)       (236)
 Federal Home Loan Bank stock . . . . . . . .        (43)         --           (43)          (45)           40          (5)
 Deposits due from banks. . . . . . . . . . .         57         (29)           28            26           (26)         --
                                                 -------     -------       -------       -------       -------     -------
  Total interest income . . . . . . . . . . .     (3,140)     (2,574)       (5,714)       (2,213)       (1,495)     (3,708)
                                                 -------     -------       -------       -------       -------     -------
Interest Expense:
 Regular savings. . . . . . . . . . . . . . .        812      (1,404)         (592)           86           (53)         33
 Market rate certificates . . . . . . . . . .     (1,670)     (2,474)       (4,144)       (1,119)       (1,421)     (2,540)
 Checking and money market accounts . . . . .        (10)       (213)         (223)          (69)          (32)       (101)
 Advances from FHLB and ESOP debt . . . . . .     (1,968)         (1)       (1,969)         (741)          (75)       (816)
                                                 -------     -------       -------       -------       -------     -------
  Total interest expense. . . . . . . . . . .     (2,836)     (4,092)       (6,928)       (1,843)       (1,581)     (3,424)
                                                 -------     -------       -------       -------       -------     -------
Changes in net interest income. . . . . . . .    $  (304)    $ 1,518       $ 1,214       $  (370)      $    86     $  (284)
                                                 =======     =======       =======       =======       =======     =======

- -----------
(1) Includes nonperforming loans and loans held for sale, and excludes REO(in-substance and by-deed). Also, loan fees are included in interest income.

     Net interest income increased $1.2 million, or 14.3%, to $9.7 million in 1992. The increase from 1991 was partially due to an improvement in the interest rate spread as the cost of "borrowing" funds from depositors declined more rapidly than the decline in interest rates earned on loans to mortgage customers and partially due to a decrease in the average balance of nonperforming assets from December 31, 1991 to December 31, 1992. As a result, Washington Savings interest rate spread and net yield on interest-earning assets increased from 2.29% and 2.80%, respectively, in 1991 to 3.11% and 3.55%, respectively, in 1992.

     Total interest income decreased $5.7 million, or 20.7%, during 1992 due to a reduction in the volume of most interest-earning assets, lower yields earned on substantially all interest-earning asset categories, and a change in the mix of interest-earning assets. The average balance of mortgage-backed securities, mortgages loans, and commercial and consumer loans decreased from $10.4 million, $227.1 million and $9.1 million, respectively, in 1991 to $2.6 million, $195.6 million and $6.3 million, respectively, in 1992. The average balance of mortgage-backed securities decreased due to liquidating the portfolio at the end of 1991; the average balance of mortgage loans decreased due to sales of 1-4 family performing mortgage loans during the fourth quarter of 1991 and during 1992; and the decrease in the average balance of commercial and consumer loans reflects the fact that Washington Savings has virtually discontinued originating commercial and consumer loans since 1988. Average yields on Washington's mortgage loan and investment portfolios declined 62 and 178 basis points, respectively, during 1992. Such declines reflect declining market interest rates. In addition, the mix of interest-earning assets negatively impacted interest income as the higher yielding assets mentioned above (mortgage loans earning 8.97%, commercial and consumer loans earning 7.87%, and mortgage-backed securities earning 7.41%) were sold in 1991 and reinvested in lower yielding assets, such as investment securities yielding 5.76% and federal funds sold yielding 3.07%.

     Total interest expense decreased $6.9 million, or 36.2%, in 1992 due to lower rates paid on all interest-bearing liabilities, a lower average balance of interest-bearing liabilities and a change in the liability mix. Lower rates paid were a result of the declining rate environment. On average, interest rates paid on CDs and regular savings accounts declined 174 basis points and 147 basis points, respectively. The average balance of interest-bearing liabilities decreased $31.4 million, partially due to repayments of FHLB and ESOP borrowings during 1991, which lowered the average balance $23.6 million, and, secondarily, to net withdrawals of $6.7 million in other interest-bearing deposits. The total decrease in the average balance of CDs of $22.6 million was partially offset by a $15.0 million increase in the average balance of regular savings accounts, from $80.3 million in 1991 to $95.3 million in 1992. The liability mix change continued a trend that began in 1991 whereby CD withdrawals are "temporarily" placed in regular savings accounts. Such liability mix change decreased interest expense since regular savings accounts cost Washington Savings 10 and 30 basis points less on average than a six-month and one year CD, respectively.

     Provision for Losses on Loans. Washington Savings recorded a provision for losses on loans of $1.1 million in 1992 as compared to $1.5 million in 1991, a decline of 27%. Such lower amount of a provision for losses on loans in 1992 versus 1991 reflects a decrease of $6.8 million, or 34%, in the average balance of nonaccrual loans to $13.4 million in 1992 as compared to $20.2 million in 1991.

     Although the 1992 provision represents an improvement over the provision for the four proceeding years, the absolute dollar amount of the provision, especially when coupled with Washington Savings net REO expenses, continued to act as a limitation on Washington's profitability. Furthermore, there can be no assurance that the decreasing provision trend will continue into the future.

     Other Income. Total other (i.e. non-interest) income decreased $0.3 million, or 10.9%, during 1992 due to a decrease in gains on sales of one-to-four family performing mortgage loans of $1.1 million, offset by an increase in net gains on security sales of $0.8 million. The lower gains on sales of one-to-four family performing mortgage loans was due to a decrease in sales volume of $24.8 million, or 61.5%, to $15.5 million in 1992 versus $40.3 million in 1991.

     Other Expenses. Total other (i.e. non-interest) expenses decreased $0.6 million, or 6.5%, for 1992 versus 1991. Contributing to the improvement in other expenses were a decrease of $0.8 million, or 39.5%, in REO expense (net) as described in the table below; and a $0.4 million, or 10.4%, decrease in salaries and employee benefits due to lower deferred compensation expense as a result of the fully funded ESOP, a decrease of 9% in full-time equivalent employees and lower costs for some employee benefit plans. Offsetting such improvements were increases in other expenses of $0.4 million, or 19.9%, due primarily to legal matters, consulting fees, and miscellaneous other operating expenses, and occupancy expense(net) of $0.1 million, or 16.2%, due primarily to recognizing costs for a branch closing which took place during the third quarter of 1992. The components of REO expense, net are as follows:

                                                 Year ended December 31,
                                                 -----------------------
                                                  1992          1991
                                                   ---          ----
                                                 (Dollars in thousands)
REO expense, net:
 Carrying costs, net of rental income . . . .    $  721         $  942
 Provision for losses . . . . . . . . . . . .       852          1,170
 Gain on sale, net. . . . . . . . . . . . . .      (401)          (177)
                                                 ------         ------
 Total REO expense, net . . . . . . . . . . .    $1,172         $1,936
                                                 ======         ======

     The lower provision for losses on REO as well as lower net carrying costs are due to a greater percentage of one-to-four family loans comprising REO, which generally have less market value deterioration and less necessary major repairs. Excluding net carrying costs of $100,000 in 1992 and net rental income of $67,000 in 1991 on the two large REO properties in the REO portfolio, annual carrying costs(net) calculated as a percent of average REO outstanding amounted to 6.5% and 12.4%, respectively. Such decrease is due to more experience in operating REO properties as well as more one-to-four family loans requiring less repairs and maintenance.

     Income Tax Expense. During 1992, Washington recorded income tax expense of $0.6 million, which reflects an effective tax rate of 28.7%. The effective tax rate differs from the statutory Federal income tax rate of 34% due to a greater bad debts deduction for tax purposes than for financial reporting purposes. Partially offsetting income tax expense was the utilization of $0.5 million of the 1991 net operating loss carryforward. Total income tax expense during 1991 was $0.5 million, primarily due to writing-off Washington Savings' net deferred tax asset as a result of Washington's tax loss carryforward position.

Results of Operations--1991 Compared to 1990

     General. 1991 was the final year in a multi-year plan to downsize Washington Savings' asset base and restructure its asset composition. Washington Savings restructured its investment portfolio by purchasing intermediate-term U.S. Treasuries with funds obtained from either selling or allowing to mature most of its prior year mortgage-backed and investment securities portfolios. Washington Savings also sold $40.3 million of loans and used this excess liquidity, along with security sale proceeds, to repay all of its fixed-rate Federal Home Loan Bank ("FHLB") advances. As a result, total assets decreased $43.9 million, or 13.0%, from December 31, 1990 to December 31, 1991; total loans decreased $35.1 million, or 15.0%; and total liabilities decreased $42.9 million, or 13.9%, from December 31, 1990 to December 31, 1991, primarily as a result of prepaying $28.5 million of advances from the Federal Home Loan Bank. Operations for the year ended December 31, 1991, resulted in a net loss of $1.3 million, as compared with a net loss of $1.9 million for 1990. Washington's loss before extraordinary item was $0.3 million for 1991. There was no extraordinary item in 1990.

     Net interest income. Net interest income decreased $284 thousand, or 3.2%, to $8.5 million in 1991. Total interest income decreased $3.7 million, or 11.8%, and total interest expense decreased $3.4 million, or 15.1%. Despite a decrease in net interest income, Washington Savings net yield on interest-earning assets increased from 2.65% in 1990 to 2.80% in 1991. This is attributable to the effect of nonaccrual loans migrating to REO and excluding such amounts from the average balance of loans outstanding once they are transferred to REO, as well as cost of interest-bearing liabilities repricing downward faster than the rate earned on interest-earning assets.

     The decrease in interest income during 1991 resulted primarily from decreases in the average balance of investment and mortgage-backed securities and commercial and consumer loans, as well as lower yields earned on mortgage loans and most other asset categories. The average balance of mortgage-backed securities fell from $23.9 million in 1990 to $10.4 million in 1991. The average balance of investment securities decreased from $59.0 million in 1990 to $49.1 million in 1991. These reductions resulted from Washington Savings restructuring of its investment and mortgage-backed securities portfolios. The $8.1 million decrease in the average balance of commercial and consumer loans from $17.2 million in 1990 to $9.1 million in 1991 reflects the fact that Washington Savings has virtually discontinued originating commercial and consumer loans since 1988.

     Average yields on Washington's mortgage portfolio declined 39 basis points in 1991, reflecting both declining market interest rates and an increased amount of nonaccrual mortgage loans.

     Total interest expense decreased in 1991 due to a decrease in the average balance of most interest-bearing liabilities as well as a reduction in Washington Savings average cost of funds. Average interest-bearing liabilities decreased $21.8 million, from $302.1 million in 1990 to $280.3 million in 1991, primarily as a result of certificate of deposit outflows, maturity of a $3.5 million brokered certificate of deposit and repayment of FHLB advances. Washington Savings mix of deposits also changed. Average regular savings account balances increased $1.6 million, or 2%, and average CDs decreased $13.6 million, or 7.6%.

     In terms of yields, rates declined most in the market-rate certificates category, as the average cost decreased from 8.24% in 1990 to 7.37% in 1991.

     Provision for Losses on Loans. Washington Savings recorded a provision for losses on loans of $1.5 million in 1991 as compared to $2.35 million in 1990. Loan write-offs, net of recoveries, totalled $1.1 million in 1991 , or 0.46% of average loans outstanding, as compared to $4.5 million in 1990, or 1.87% of average loans outstanding. The lower amount of charge-offs and provision for losses on loans in 1991 reflects management's assessment of somewhat lower risk in the portfolio due in part to a larger percentage of nonperforming loans consisting of owner-occupied one-to-four family mortgage loans (62.7 % at December 31, 1991 as compared to 32.9 % at December 31,
1990).

     Although the 1991 provision represents a significant improvement over the provision for the three proceeding years, the absolute dollar amount of the provision, especially when coupled with Washington Savings' net REO expenses, represents a significant factor in the overall net loss for the year.

     Other Income. Total other income increased $1.7 million, or 199%, during 1991 due to $1.3 million of gains on sales of one-to-four family performing mortgage loans and $857 thousand of net gains on security sales. During 1990,

Washington Savings did not have net security gains or gains from the sale of loans; however, a building used for back office operations was sold at a gain of $328 thousand during 1990. Miscellaneous other income decreased $115 thousand, or 29%, primarily as a result of one-time receipts in 1990.

     Other Expenses. Total other expenses decreased $1.4 million, or 13%, for the year 1991 versus 1990, primarily because 1990 results include a $1.3 million cost for litigation settlement. In other areas, REO expenses, net of related rental income and gains and losses on sales of REO, decreased $0.4 million, from $2.3 million in 1990 to $1.9 million in 1991. Included in net REO expenses are write-downs to market value of $1.2 million in 1991 as compared to $1.7 million in 1990; net gains on the sale of REO of $177 thousand in both 1991 and 1990; and carrying costs of REO, which during 1991 totalled $942 thousand as compared to $789 thousand in 1990. Other operating expenses decreased $147 thousand, or 7%, as a result of lower legal costs, EDP servicing costs and costs for other matters. Net occupancy and equipment expenses decreased $107 thousand, or 11%, due to settlements of real estate tax appeals and curtailment of certain maintenance contracts, offset in part by increased depreciation expense for computer hardware purchased during 1990.

     Offsetting such improvements were increases for salaries and employee benefits and the assessment for FDIC deposit insurance. Salaries and employee benefits increased $317 thousand, or 9%, due primarily to an increase in the cost of employee health benefits. The FDIC assessment increased $237 thousand, or 70%, from 1990, due to an increase in deposit insurance assessment rates.

     Income Tax Expense/(Benefit). During 1991, Washington recorded income tax expense of $552 thousand, due to writing-off Washington Savings' net deferred tax asset as a result of Washington's tax loss carryforward position. During 1990, Washington reported an income tax benefit of $1.5 million as a result of a net operating loss carryback.

Asset and Liability Management

     The principal objectives of Washington's asset and liability management are to manage exposure to changes in the interest rate environment, maintain adequate liquidity and sustain a strong capital base. Washington's asset and liability management is directed by Washington Savings' Operations Committee, whose members consist of certain members of the Board of Directors and senior management. The Asset and Liability Committee ("ALCO"), comprised of certain key officers, is a subcommittee of the Operations Committee that makes recommendations to the Operations Committee regarding the objectives described above.

     Interest Rate Sensitivity. One of the tools ALCO utilizes to manage exposure to changes in the interest rate environment is a static GAP analysis, which is a general indicator of the potential future effect that changing rates may have on net interest income. A static GAP analysis demonstrates, as of a particular date, the extent to which assets and liabilities will mature or reprice within a specific time frame. A financial institution is considered asset sensitive within a particular time frame if maturing and repricing assets exceed maturing and repricing liabilities during such time frame. Likewise, a financial institution is considered liability sensitive within a particular time frame if maturing and repricing liabilities exceed maturing and repricing assets during such time frame. In general, asset sensitive positions will maximize net interest income during periods of increasing interest rates and liability sensitive positions will maximize net interest income during periods of declining interest rates.

     A static GAP analysis is not a complete picture of the impact of interest rate changes on net interest income. First, changes in the general level of interest rates will not affect all categories of assets and liabilities in the same manner or at the same time. Second, a static GAP analysis represents a one-day position; variations actually occur on a daily basis as financial institutions adjust their interest sensitivity throughout the year. Third, assumptions must be made regarding the manner in which specific assets and liabilities will reprice. A goal of Washington Savings' current operating strategy is to have interest-bearing liabilities maturing and repricing within one year exceed interest-earning assets maturing and repricing within that period. Washington Savings' static cumulative one-year GAP position was a negative $17.9 million, or 6.3%, at September 30, 1993. The Interest Sensitivity Static GAP Analysis below presents Washington Savings' interest rate sensitivity position at September 30, 1993.

                                                     INTEREST SENSITIVITY GAP ANALYSIS
                                         Less than    3 to     6 months     1 to        3 to       5 to       Over
                                         3 months   6 months   to 1 year   3 years     5 years   10 years   10 years     Total
                                         ---------  --------   ---------   -------     -------   --------   --------     -----
                                                                        (Dollars in thousands)
Interest-Earning Assets (1):
Real Estate Loans (2)
 1-4 Family
  Adjustable rate . . . . . . . . . .   $ 17,582    $ 10,312   $ 40,591   $ 17,424   $  8,980     $ 3,575    $ 2,425   $100,889
  Fixed . . . . . . . . . . . . . . .        697          --        222        403      1,068       2,697     16,337     21,424
 Other Real Estate
  Adjustable rate . . . . . . . . . .      6,427       4,620      8,874      1,949      8,154       2,740      1,228     33,992
  Fixed . . . . . . . . . . . . . . .      4,444         586        280        738      9,993         999     10,071     27,111
All other loans (2)(3). . . . . . . .      4,102           1          3         25        174          26         --      4,331
Investment securities
 U.S Treasury . . . . . . . . . . . .      1,943          --         --     29,350     16,852          --         --     48,145
 U.S. Government agencies (4) . . . .      1,003          --         --         --         --          --         --      1,003
 Corporate bonds and notes (4). . . .      2,323       2,740      1,139        392         --          --         --      6,594
 Foreign bonds. . . . . . . . . . . .         --          --      1,561         --         --          --         --      1,561
 Mortgage-backed securities . . . . .         --          --         --         --        189       2,941     17,275     20,405
Federal funds sold. . . . . . . . . .      2,200          --         --         --         --          --         --      2,200
Due from banks. . . . . . . . . . . .      2,549          --         --         --         --          --         --      2,549
                                        --------    --------   --------   --------   --------     -------    -------   --------
 Total interest-earning assets. . . .     43,270      18,259     52,670     50,281     45,410      12,978     47,336    270,204
                                        --------    --------   --------   --------   --------     -------    -------   --------
Interest-Bearing Liabilities:
 Regular savings (5). . . . . . . . .     28,124       2,343      4,686     22,647     17,181      20,304      7,809    103,094
 Market rate certificates . . . . . .     31,154      36,641     27,608     23,049      6,251          --         --    124,703
 Checking and money market
  accounts (6). . . . . . . . . . . .        567         510        510      2,779      1,361          --      5,615     11,342
                                        --------    --------   --------   --------   --------     -------    -------   --------
 Total interest-bearing liabilities .     59,845      39,494     32,804     48,475     24,793      20,304     13,424    239,139
                                        --------    --------   --------   --------   --------     -------    -------   --------
Interest rate sensitivity gap
 per period (7) . . . . . . . . . . .   $(16,575)   $(21,235)  $ 19,866   $  1,806   $ 20,617    $ (7,326)  $ 33,912   $ 31,065
                                        ========    ========   ========   ========   ========     =======    =======   ========
Cumulative interest rate
 sensitivity gap (7). . . . . . . . .   ($16,575)   ($37,810)  ($17,944)  ($16,138)  $  4,479    ($ 2,847)  $ 31,065
Cumulative interest rate
 sensitivity gap as a percent of
 total assets . . . . . . . . . . . .       -5.8%      -13.3%      -6.3%      -5.7%       1.6%       -1.0%      10.9%
Cumulative percentage of
 interest-sensitive assets to
 interest-sensitive liabilities . . .       72.3%       61.9%      86.4%      91.1%     102.2%       98.7%     113.0%
- ------------
(1)  Excludes stock in the FHLB of New York ($1,711).
(2)  Includes non-performing loans and excludes REO (in-substance and by deed). If nonperforming loans were excluded, the 1 year or less cumulative GAP would have been ($23,433) or (8.3%) of total assets and the cumulative percentage of interest-sensitive assets to interest-sensitive liabilities would have been 82.3%.
(3)  Represents commercial/financial, consumer and other loans.
(4)  Call dates, if any, are used to indicate repricing date if it is more likely than not that the investment will be called.
     Includes investments held for sale.
(5)  $25 million of the total balance of regular savings are assumed to reprice within 3 months, the remaining balance of regular savings deposits are assumed to reprice at the rate of 4% within 3 months, 3% within 3 to 6 months, 6% within 6 months to 1 year, 29% within 1 to 3 years, 22% within 3 to 5 years, 26% within 5 to 10 years, and 10% over ten years.
(6)  Checking and money market deposits are assumed to reprice at the rate of 5% within 3 months, 4.5% within 3 to 6 months, 4.5%
     within 6 months to 1 year, 24.5% within 1 to 3 years, 12% within 3 to 5 years, and 49.5% over 10 years.
(7)  If all regular savings were to reprice within 1 year or less the cumulative GAP would have been ($85,885) or (30.2)% of total assets and the cumulative percentage of interest-sensitive assets to interest-sensitive liabilities would have been 57.1%.

                                                                    108

Liquidity

     Liquidity is the ability to meet current cash needs in order to fund loans and deposit withdrawals, make debt payments, and cover operating expenses. Washington Savings primary sources of funds are deposits, amortization, prepayments and sales of loans, maturities of investment securities, and amortization and prepayments of mortgage-backed securities. While scheduled loan payments and maturing investment securities represent a relatively predictable source of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by the general interest rate climate, economic conditions, and competition.

     The FDIC defines a bank's liquidity ratio as the sum of net cash, short-term investments and marketable securities divided by the sum of net deposits and short-term liabilities. Washington Savings' liquidity ratio at September 30, 1993 and December 31, 1992 and 1991, as calculated according to FDIC guidelines, was 33.8%, 28.8% and 29.4%, respectively, while the amount of assets used in the liquidity ratio calculation was $85.0 million, $73.4 million and $77.9 million, respectively.

     In addition to the liquidity ratio, liquidity can also be described in terms of cash and cash equivalents. Cash and cash equivalents are cash on hand, amounts due from banks and Federal funds sold (generally due within one-week periods). Washington's consolidated cash and cash equivalents decreased $6.6 million during the year ended December 31, 1992, primarily due to funding deposit outflows of $7.1 million. Cash flows from operating activities generated $2.3 million of funds, while cash flows of $1.8 million were used to fund investing activities.


     As of September 30, 1993 and December 31, 1992 and 1991, Washington held $1.0 million of cash and cash equivalents at the holding company level. In light of the restrictions imposed by the then existing Washington-MOU which effectively precluded the current use of such funds for dividends, and in light of the limited activities of the holding company, management did not regard the amount of such cash and cash equivalents to be significant from a liquidity perspective except in terms of a potential source of future contributions to Washington Savings. The FRB rescinded the Washington-MOU in January 1994.


     Washington Savings also has a line of credit in the amount of $14.5 million which can be used to meet liquidity purposes. Such line of credit must be renewed annually.


Capital Resources

     Under banking policies issued by the FRB and the FDIC, Washington and Washington Savings must maintain an adequate level of regulatory capital sufficient to meet minimum leverage, core and total risk-based capital ratios. The minimum leverage capital ratio is calculated by dividing core capital by average total assets of the most recent quarter-end. Under guidelines established by the FRB, bank holding companies that do not have the highest regulatory rating will be expected to have a leverage capital ratio of 3% plus an additional cushion of at least 100 to 200 basis points. The risk-based capital ratios require Washington and Washington Savings to classify their assets and certain off-balance-sheet activities into categories, and maintain specified levels of capital for each category. The least capital is required for the category deemed to have the least risk, and the most capital is required for the category deemed to have the greatest risk. The core risk-based capital ratio must be at least 4% and the total risk-based capital ratio must be at least 8%. For purposes of leverage and risk-based capital guidelines, Washington's and Washington Savings' core capital (also known as Tier I capital) consists of common equity and their total capital consists of core capital plus a portion of the allowance for losses on loans. The qualifying portion of the allowance for losses on loans for Washington and Washington Savings was approximately $1.9 million as of September 30, 1993, approximately $2.3 million as of December 31, 1992 and approximately $1.9 million as of December 31, 1991.

     As of December 31, 1992 and 1991, Washington's and Washington Savings' capital ratios were as follows:

                                               December 31,
                              -----------------------------------------------
                                       1992                    1991
                              ----------------------  -----------------------
                                          Washington               Washington
 Capital Ratios    Required   Washington    Savings    Washington    Savings
 --------------    --------   ----------  ----------   ----------  ----------

Leverage. . . . . .   7.00%      10.62%      10.33%        9.26%       9.03%
Core risk-based . .   4.00       16.32       15.87        17.74       17.28
Total risk-based. .   8.00       17.58       17.12        18.99       18.53

     As of September 30, 1993, Washington's and Washington's Savings' capital ratios were as follows:

                                              September 30, 1993
                                      ----------------------------------
                                                              Washington
 Capital Ratios                       Required*   Washington    Savings
 --------------                       ---------   ----------  ----------
Leverage. . . . . . . . . . . . . .      5.00%      11.27%       10.97%
Core risk based . . . . . . . . . .      6.00       20.97        20.39
Total risk-based. . . . . . . . . .     10.00       22.23        21.64

- ------------
* For qualification as a well-capitalized institution.

     As noted in the above tables, Washington's and Washington Savings' capital ratios substantially exceed the minimum capital requirements.



Proposed and Final Accounting Pronouncements

     For information regarding a recently effective accounting pronouncement for financial instruments, refer to "Financial instruments" in footnotes 1 and 12 of the Notes to Washington's Consolidated Financial Statements.

     In addition, the Financial Accounting Standards Board ("FASB") has issued FASB No. 115 which requires Washington to adjust, depending on the investment classification, either stockholders' equity or the results of operations for the difference between the carrying value and fair market value of investments. The pronouncements could materially affect Washington's equity in future periods based solely on market value fluctuations, both positive or negative.

     For information regarding a recently effective accounting pronouncement for post-retirement benefits other than pensions as well as post-employment benefits, refer to "Pension plan and post-retirement benefits" and "Post-employment benefits", respectively, in footnote 1 of the Notes to Consolidated Financial Statements.


                                 BUSINESS OF WASHINGTON

General

     Washington, a Delaware business corporation, is a bank holding company whose principal subsidiary is Washington Savings, an FDIC New Jersey-chartered capital stock savings bank, headquartered in Hoboken, New Jersey. The sole activity of Washington at this time is its ownership of all of the outstanding capital stock of Washington Savings. At September 30, 1993, Washington had unconsolidated total assets and stockholders' equity of $32.5 million and $32.5 million, respectively.

     Washington Savings, organized in 1857, is headquartered in Hoboken, New Jersey. Washington Savings conducts its business through three full-service banking offices and a Loan Center in Hoboken, and five other full-service banking offices located in Guttenberg, Lyndhurst, Ridgefield Park, Wallington and Weehawken, New Jersey. At September 30, 1993, Washington Savings had total assets of $284.7 million, deposits of $249.3 million, and stockholder's equity of $31.4 million.

     Washington Savings is principally engaged in the business of attracting deposits from the general public and investing those funds in adjustable-rate residential mortgage loans and investment securities.

    For information regarding Washington Savings' lending business, securities portfolio, results of operations, asset quality and financial condition, see "Management Discussion and Analysis of Washington's Financial Condition and Results of Operations."

Competition

     Washington Savings faces significant competition both in originating mortgage, consumer and other loans and in attracting deposits. Washington Savings' competition for loans comes principally from savings and loan associations, savings banks, mortgage banking companies (many of which are subsidiaries of major commercial banks), insurance companies and other institutional lenders. Its most direct competition for deposits has historically come from savings and loan associations, savings banks, commercial banks, credit unions and other financial institutions. Competition may increase as a result of the continuing reduction in the restrictions on the interstate operations of financial institutions. Washington Savings faces additional competition for deposits from short-term money market funds and other corporate and government securities funds. Many of Washington Savings' competitors, whether traditional financial institutions or otherwise, have much greater financial and marketing resources than those of Washington Savings.

     Washington Savings competes for loans principally through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers and their real estate brokers. Washington Savings competes for deposits through pricing, the offering of a variety of deposit accounts and providing personal service.


Litigation

     In December 1988, a class action lawsuit was filed against Washington alleging violations of federal securities laws during the period from March 18, 1988 through November 17, 1988. On April 8, 1991, Washington paid $1 million in settlement of the lawsuit.

     In October 1991, a complaint was filed by a former officer against Washington, Washington Savings and certain directors and officers seeking unspecified damages relating to the termination of such officer's employment. Although this complaint was recently dismissed, it was dismissed without prejudice to the plaintiff's right to refile the complaint by March 31, 1994. Washington understands that the complaint will be refiled on or before that date.

     In April 1992, a complaint was filed against Washington and Washington Savings seeking unspecified damages and alleging violations of state securities laws, certain banking laws and state common law. Washington sought to dispose of this lawsuit by means of a summary judgment motion but that motion was denied. The plaintiffs recently moved to file an amended complaint adding claims against 9 individual defendants including current and former officers and directors of Washington and Washington Savings.

     Washington's management believes that these lawsuits will not have a material adverse impact on the financial condition of Washington or Washington Savings but, given the fluctuations in results of operations during recent years, management cannot predict the impact on Washington's or Washington Savings' results of operations.

     Washington Savings is also subject to other legal proceedings involving collection matters, contract claims and miscellaneous items arising in the normal course of business. It is the opinion of Washington's management that the resolution of such legal proceedings will not have a material impact on the financial statements of Washington or Washington Savings. See Note 11 of the Notes to the Consolidated Financial Statements of Washington.


Personnel

     As of December 31, 1992, Washington Savings had 112 employees, of whom 98 were full-time and 14 were part-time. The employees are not represented by a collective bargaining unit.

                          REGULATION AND SUPERVISION OF HUBCO

Capital Adequacy Guidelines

     Bank holding companies must comply with the Federal Reserve Board's risk-based capital guidelines, which became effective on February 15, 1989 and were fully phased-in on December 31, 1992. Under the guidelines, risk weighted assets are calculated by assigning assets and certain off-balance sheet items to broad risk categories. The total dollar value of each category is then weighted by the level of risk associated with that category. As of December 31, 1992, minimum risk-based capital to risk based assets ratio of 8.00% must be attained. At least one half of an institution's total risk based capital must consist of Tier 1 capital, and the balance may consist of Tier 2, or supplemental, capital. Tier 1 capital consists primarily of common stockholder's equity along with preferred or convertible preferred stock, minus goodwill. Tier 2 capital consists of an institution's allowance for loan and lease losses, subject to limitation, hybrid capital instruments and certain subordinated debt. The allowance for loan and lease losses which is considered Tier 2 capital is limited to l.25% of an institution's risk-based assets. As of September 30, 1993, HUBCO's total risk-based capital ratio was 14.72% consisting of a Tier l ratio of 13.47% and a Tier 2 ratio of 1.25%. Both ratios exceed the requirements under these regulations.

     In addition, the Federal Reserve Board has promulgated a leverage capital standard, with which bank holding companies must comply. Bank holding companies must maintain a minimum Tier l capital to total assets ratio of 3%. However, institutions which are not among the most highly rated by federal regulators must maintain a ratio 100-to-200 basis points above the 3% minimum. As of September 30, 1993, HUBCO had a leverage capital ratio of 7.37%.

     The FDIC also imposes risk based and leverage capital guidelines on the Bank. These guidelines and the ratios to be met are substantially similar to those imposed by the Federal Reserve Board. If a bank does not satisfy the FDIC's capital requirements, it will be deemed to be operated in an unsafe and unsound manner and will be subject to regulatory action. As of September 30, 1993, the Bank had a risk weighted capital ratio of 13.83% and a leverage capital ratio of 6.85%. These ratios exceed the requirements under the FDIC regulations.

     The following table summarizes the minimum regulatory capital ratios and the capital ratios of the Bank and HUBCO at September 30, 1993.

Capital Ratios
                                                     September 30, 1993
                                      1993      ----------------------------
                                     Minimum       Hudson        HUBCO, Inc.
                                  Requirements*  United Bank   & Subsidiaries
                                   -----------   -----------   --------------
Tier 1 Capital. . . . . . . . .      6.00%         12.58%          13.47%
Total Qualifying Capital. . . .     10.00%         13.83%          14.72%
Leverage Ratio. . . . . . . . .      5.00%          6.85%           7.37%
- ------------
* For qualification as a well-capitalized institution.

     The Federal Deposit Insurance Corporation Improvement Act (the "FDICIA"), enacted on December 19, 1991, required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk ("IRR"), concentration of credit risk, and the risks of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. In September 1993, the FDIC, the Office of the Comptroller of the Currency, and the Federal Reserve Board jointly proposed for comment procedures for measuring IRR exposure and two alternative methods for determining what amount of additional capital, if any, a bank may be required to maintain for IRR. Under the proposal, exposure to IRR would be measured as the effect that a specified change in market interest rates would have on the net economic value of a bank. The change in an institution's net economic value is defined as the change in the present value of its assets minus the change in the present value of its liabilities plus the change in the present value of its off-balance-sheet positions. The banking agencies propose to measure an institution's exposure using either a supervisory model or the bank's own internal model. During each examination or at the request of a bank, the banking agency, under its sole discretion, will examine the bank's internal measure of interest rate risk to determine if it is acceptable to the agency using several specified criteria. Otherwise, the bank's measured exposure will be calculated under the supervisory mode. The alternative methods for determining IRR consist of (i) the minimum capital standard approach, pursuant to which certain institutions would be required to hold capital to cover their excess exposure, which is defined as the aggregate dollar decline in the net economic value of the institution, as measured either by the supervisory or the internal bank model, that exceed the proposed supervisory threshold of one percent of total assets and (ii) the risk assessment approach, pursuant to which the level of measured IRR would be just one of several factors that examiners would consider when determining a bank's IRR and the need for additional capital, which would be based on the examiner's judgment after taking into account guidance provided by the federal banking agencies.


Restrictions on Dividend Payments

     The payment of dividends by the Bank to HUBCO is regulated. Under the New Jersey Banking Act of 1948, as amended, the Bank may pay dividends only out of retained earnings, and out of surplus to the extent that surplus exceeds 50 percent of stated capital. Under the Financial Institutions Supervisory Act, the FDIC has the authority to prohibit a state-chartered bank from engaging in conduct which, in the FDIC's opinion, constitutes an unsafe or unsound banking practice. Under certain circumstances, the FDIC could claim that the payment of a dividend or other distribution by a bank to its sole shareholder constitutes an unsafe or unsound practice.


Restrictions on Transactions Between HUBCO and the Bank

     The Banking Affiliates Act of 1982, as amended, severely restricts loans and extensions of credit by the Bank to HUBCO and HUBCO affiliates (except affiliates which are banks). In general, such loans must be secured by collateral having a market value ranging from 100% to 130% of the loan, depending upon the type of collateral. Furthermore, the aggregate of all loans from the Bank to HUBCO and its affiliates may not exceed 20% of that Bank's capital stock and surplus and, singly to HUBCO or any affiliate, may not exceed 10% of the Bank's capital stock and surplus. Similarly, the Banking Affiliates Act of 1982 also restricts the Bank in the purchase of securities issued by, the acceptance from affiliates of loan collateral consisting of securities issued by, the purchase of assets from, and the issuance of a guarantee or standby letter-of-credit on behalf of, HUBCO or any of its affiliates.


Holding Company Supervision

     Under the Bank Holding Company Act, HUBCO may not acquire directly or indirectly more than 5% of the voting shares of, or substantially all of the assets of, any bank without the prior approval of the Federal Reserve Board. HUBCO cannot acquire any bank located outside New Jersey unless the law of such other state specifically permits the acquisition.

     In general, the Federal Reserve Board, under its regulations and the Bank Holding Company Act, regulates the activities of bank holding companies and nonbank subsidiaries of banks. The regulation of the activities of banks, including bank subsidiaries of bank holding companies, generally has been left to the authority of the supervisory government agency, which for the Bank is the New Jersey Department of Banking.


Interstate Banking Authority and New Jersey Law

     New Jersey law allows New Jersey banking organizations to acquire or be acquired by banking organizations in other states on a "reciprocal" basis (i.e., provided the other state's laws permit New Jersey banking organizations to acquire or be acquired by banking organizations in that state on substantially the same terms and conditions applicable to banking acquisitions solely within the state).

     The New Jersey Department of Banking regulates the Bank's internal organization as well as its deposit, lending and investment activities. The Department must approve changes to the Bank's certificate of incorporation, the establishment or relocations of branch offices and mergers involving the Bank. In addition, the Department conducts periodic examinations of the Bank. Many of the areas regulated by the Department are subject to similar regulation by the FDIC.

     Under New Jersey law, the Bank has the authority to invest the lesser of 3% of the Bank's total assets or 50% of its capital, surplus, reserves, undivided profits and capital notes in any type of asset. The scope of this authority is, however, significantly restricted by federal statute and regulation. See below "Recent Regulatory Enactments".


FIRREA

     FIRREA established new capital standards and enhanced regulatory oversight of the thrift industry. Many thrifts were unable to comply with the new regulations creating opportunities for mergers and acquisitions by commercial banks as well as other thrift institutions. From time to time, HUBCO investigates potential opportunities that arise as the result of this legislation and the enforcement of regulations promulgated thereunder.

     While FIRREA focuses primarily on the recovery and reform of the savings and loan industry, there are provisions which affect commercial banks. Such provisions include a new deposit insurance system, increased deposit insurance premiums, restrictions on acceptance of brokered deposits and increased consumer-related disclosure requirements.


Recent Regulatory Enactments

     FDICIA was enacted in December 1991. FDICIA was primarily designed to provide additional financing for the FDIC by increasing its borrowing ability. The FDIC was given the authority to increase deposit insurance premiums to repay any such borrowing. In addition, FDICIA identifies the following capital standard categories for financial institutions: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. As a result of FDICIA, the various banking regulatory agencies have set certain capital and other measures for determining the categories into which financial institutions fall. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions depending on the category in which an institution is classified. Pursuant to FDICIA, undercapitalized institutions must submit recapitalization plans, and a company controlling a failing institution must guarantee such institution's compliance with its plan.

     FDICIA also required the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation, and permits regulatory action against a financial institution that does not meet such standards. The agencies have implemented some of those regulations and have proposed to implement others.

     The deposits of the Bank are insured up to applicable limits by the FDIC. Accordingly, the Bank is subject to deposit insurance assessments to maintain the BIF of the FDIC. As of January 1, 1993, the FDIC began a risk-based insurance assessment system. This approach is designed to ensure that a banking institution's insurance assessment is based on three factors: the probability that the applicable insurance fund will incur a loss from the institution; the likely amount of the loss; and the revenue needs of the insurance fund.

     Management believes that the provisions of FDICIA and the risk-based insurance assessment will not have a material effect upon the financial position or operations of HUBCO.

     Under FDICIA, state-chartered banks with deposits insured by the FDIC are generally prohibited from acquiring or retaining any equity investment of a type or in an amount that is not permissible for a national bank. The foregoing limitation, however, does not prohibit FDIC-insured state banks from acquiring or retaining an equity investment in a subsidiary in which the bank is a majority owner. After December 19, 1992, state-chartered banks are prohibited from engaging as principal in any type of activity that is not permissible for a national bank and subsidiaries of state-chartered banks may not engage as principal in any type of activity that is not permissible for a subsidiary of a national bank unless in either case the FDIC determines that the activity would pose no significant risk to the appropriate deposit insurance fund and the bank is, and continues to be, in compliance with applicable capital standards.

     The FDIC has adopted regulations to clarify the foregoing restrictions on activities and investments of FDIC-insured state-chartered banks and their subsidiaries. Under the rules, the term activity refers to the authorized conduct of business by an insured state bank and includes acquiring or retaining any investment (other than an equity investment in the case of a state bank). A bank or subsidiary is considered acting as principal when acting other than as an agent for a customer, as trustee, or conducting an activity in a brokerage, custodial or advisory capacity. An activity permissible for a national bank includes any activity expressly authorized for national banks by statute or recognized as permissible in regulations, official circulars or bulletins or in any order or written interpretation issued by the Office of the Comptroller of the Currency. In its regulations the FDIC indicates that it will not permit state banks to directly engage in commercial ventures or directly or indirectly engage in a insurance underwriting activity other than to the extent such activities are permissible for a national bank or a national bank subsidiary or except for certain other limited forms of insurance underwriting. Under the regulation, the FDIC would permit state banks that meet applicable minimum capital requirements to engage as principal in certain activities that are not permissible to national banks, including guaranteeing obligations of others, activities which the Federal Reserve Board has found by regulation or order to be closely related to banking and certain securities activities conducted through subsidiaries.

Source of Strength Doctrine

     According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. Furthermore, in the event of a loss suffered or anticipated by the FDIC--either as a result of default of a bank subsidiary of HUBCO or related to FDIC assistance provided to the subsidiary in danger of default--the other bank subsidiaries of HUBCO may be assessed for the FDIC's loss, subject to certain exceptions.


Acquisitions of Savings Associations

     The Federal Reserve is authorized by the Bank Holding Company Act to approve the application of a bank holding company to acquire any savings association. In approving such an application, the Federal Reserve Board is precluded from imposing any restrictions on transactions between the bank holding company and the acquired savings association, except as required by Sections 23A or 23B of the Federal Reserve Act or any other applicable law.

     The Federal Deposit Insurance Act ("FDIA"), as amended by the 1991 Banking Law, authorizes the merger or consolidation of any member of the BIF with any member of the SAIF, the assumption of any liability by any BIF member to pay any deposits of any SAIF member, or vice versa, or the transfer of any assets of any BIF member to any SAIF member in consideration for the assumption of liabilities of such BIF member or vice versa, provided that certain conditions are met and, in the case of any acquiring, assuming or resulting depository institution which is a BIF member, such institution continues to make payment of SAIF assessments on the portion of liabilities attributable to any acquired, assumed or merged SAIF-insured institution. It is expected that Statewide will be merged into the Bank immediately upon its acquisition by HUBCO. HUBCO anticipates that this transaction will be consummated under the provisions of the FDIA described above (the so-called "Oakar Amendment").


                                  MANAGEMENT OF HUBCO

     HUBCO's certificate of incorporation and by-laws authorize a minimum of 5 and a maximum of 25 directors but leave the exact number to be fixed by resolution of the Board of Directors. The Board of Directors has fixed the number of directors at 9. Pursuant to the Certificate of Incorporation, the directors of HUBCO are divided into three classes and each class is elected to serve for staggered three-year terms.

     Certain information about each of the directors of HUBCO is set forth below. Years of service on the Board of Directors includes prior service on the Board of Directors of the Bank.

Name, Age and Position                 Principal Occupation                      Director         Term
      with HUBCO                      During Past Five Years                       Since        Expiring
 ----------------------               ----------------------                     --------       --------
 Robert J. Burke, 60          President and Chief Operating Officer, Union         1979           1994
                               Dry Dock and Repair Co., Hoboken, NJ (ship
                               repair facility).

 John T. Clark, 66            Retired, formerly President of the Corporation       1977           1995
                               and the Bank.

Henry G. Hugelheim, 86        Retired.                                             1972           1996

Harry J. Leber, 76            Retired.                                             1965           1996

Kenneth T. Neilson, 45,       President and CEO of the Corporation and the         1989           1994
 President and CEO             Bank (1989-Present); First Senior Vice
                               President of the Bank (1983-1989).

Charles F.X. Poggi, 62        President and Chief Operating Officer, The           1973           1994
                               Poggi Press (general printing business).

James E. Schierloh, 64,       Chairman of the Board of the Corporation and         1972           1996
 Chairman                      the Bank since September 1990; formerly
                               self-employed Certified Public Accountant.

Sister Grace Frances          Chairperson, Franciscan Health System of N.J.        1979           1995
 Strauber, 66                  (1991-present); Director, St. Louis
                               Senior Center, Brooklyn, N.Y. (1989-1991);
                               Executive Search Consultant, Gilbert Tweed
                               Associates, Inc., New York, N.Y. (1987-1988);
                               Management Consultant, Health System,
                               Inc., Brooklyn, N.Y., Franciscan Sisters
                               of the Poor (1986-present).

Edwin Wachtel, 62             President, Europe Craft, Inc. (manufacturers
                               of "Members Only" apparel) (1961-1987 and           1986           1996
                               1991 to present); Chairman, GW Investors Corp.
                               (private investment company) (1987-1991)

     No director of HUBCO is also a director of any other company registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

     The following table sets forth certain information as to each executive officer of HUBCO who is not a director, as of November 30, 1993.


Name, Age and Position with   Officer of          Principal Occupation
           HUBCO              HUBCO Since        During Past Five Years
- ----------------------------  -----------        -----------------------

D. Lynn Van Borkulo-Nuzzo, 44    1988      1st Senior. Vice President, the
                                            Bank; Corporate Secretary, HUBCO;
                                            at Bank since 1967.

Christina L. Maier, 39           1987      Assistant Treasurer of HUBCO and
                                            Senior Vice President and
                                            Controller of the Bank.

             SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT OF HUBCO

     The following table furnishes information known by HUBCO as to the beneficial owners of more than five percent of the Common Stock, as of November 30, 1993.

      Name and Address of               Amount and Nature of     Percent of
       Beneficial Owner                 Beneficial Ownership        Class
 ------------------------------         --------------------     ----------

FMR Corp.; Fidelity Management &             595,800(1)           8.59
 Research Company; and
Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109
Valenzuela Capital Management Inc.           399,000              5.77
1270 Avenue of the Americas
12th Floor
New York, NY 10026

- ------------
(1) Fidelity Management & Research Company ("Fidelity") is beneficial owner of these shares as a result of acting as investment adviser to several investment companies. Fidelity is the wholly-owned subsidiary of FMR Corp. Mr. Johnson is the Chairman and owner of 34% of the outstanding voting stock of FMR Corp. Fidelity has sole power to direct the disposition of these shares, but has no voting power with respect to these shares. HUBCO obtained all information with respect to Fidelity's, FMR Corp.'s and Mr. Johnson's beneficial ownership from a Schedule 13G filing made by them on February 14, 1993.

     The following table sets forth information concerning the beneficial ownership of the Common Stock, as of November 30, 1993, by each director, by each executive officer of HUBCO for whom individual information is required to be set forth in HUBCO's proxy statements under rules of the Commission and by directors and all executive officers as a group.


                                          Number of Shares
   Name of Beneficial Owner             Beneficially Owned(1) Percent of Class
   ------------------------             --------------------  ----------------


Robert J. Burke. . . . . . . . . . . .        30,442(2)            .44
John T. Clark. . . . . . . . . . . . .         7,396(3)            .11
Henry G. Hugelheim . . . . . . . . . .       109,754(4)           1.58
Harry J. Leber . . . . . . . . . . . .        21,941(5)            .32
Kenneth T. Neilson . . . . . . . . . .        50,930(6)            .73
Charles F. X. Poggi. . . . . . . . . .       147,305              2.13
James E. Schierloh . . . . . . . . . .        50,976(7)            .74
Sister Grace Frances Strauber. . . . .           615               .01
Edwin Wachtel. . . . . . . . . . . . .        57,956(8)            .84
Directors and Executive Officers of
 HUBCO as a group (11 persons) . . . .       499,254(9)           7.26

- ------------

(1) Beneficially owned shares include shares over which the named person exercises either sole or shared voting power or sole or shared investment power. It also includes shares owned (i) by a spouse, minor children or by relatives sharing the same home, (ii) by entities owned or controlled by the named person, and (iii) by other persons if the named person has the right to acquire such shares within 60 days by the exercise of any right or option. Unless otherwise noted, all shares are owned of record and beneficially by the named person, either directly or through the dividend reinvestment plan.

(2) Of this total, 7,732 shares are held by Mr. Burke's wife. Mr. Burke disclaims beneficial ownership of the shares held by his wife.

                                             (footnotes continued on next page)

(3) Of this total, 550 shares are held in Mr. Clark's IRA, and 1,932 shares are held by Mr. Clark's wife. Mr. Clark disclaims beneficial ownership of the shares held by his wife.

(4) Of this total, 4,911 shares are held in a revocable trust over which Mr. Hugelheim retains control during his life.

(5) Of this total, 2,803 shares are held in a retirement plan, of which Mr. Leber is a trustee and beneficiary.

(6) Of this total, 12,132 shares are held in Mr. Neilson's 401(k) plan, which he directs, 9,380 shares are held for Mr. Neilson under HUBCO's restricted stock plan, 2,310 shares are held in an IRA and 1,639 shares are held by Mr. Neilson's wife. Mr. Neilson disclaims beneficial ownership of the shares owned by his wife.

(7) Of this total, 1,518 shares are held by Mr. Schierloh's wife individually, 3,527 shares are held in trust for Mr. Schierloh's mother under a trust for which Mr. Schierloh is a trustee and a beneficiary, and 7,800 shares are held for Mr. Schierloh under HUBCO's restricted stock plan.

(8) Of this total, 655 shares are held in a general partnership of which Mr. Wachtel is a partner.

(9) Of this total, 18,328 shares are held in HUBCO's 401(k) plans for specified individuals and 41,074 shares are held for executive officers under HUBCO's restricted stock plan.


     In addition to the shares reported in the Table, the Bank's Trust Department holds 24,000 shares as trustee for the Bank's two pension plans. These additional shares held by the Bank's Trust Department are not reported as beneficially owned by HUBCO's directors or executive officers, although by virtue of the officers' and directors' service on the Bank's Trust Committee, it may be asserted that the directors and officers have beneficial ownership of such shares. The directors and executive officers disclaim beneficial ownership of such shares.

     HUBCO's management would beneficially own approximately 10.26% of HUBCO's shares following the Merger Conversion, assuming that all of Statewide's directors and executive officers become part of HUBCO's management and that HUBCO's management ownership remains the same. See "DESCRIPTION OF THE OFFERINGS--Anticipated Subscription for Shares in the Subscription Offering by Statewide Directors and Executive Officers".

                                  THE MERGER CONVERSION
Overview

     HUBCO and Statewide entered into an Agreement and Plan of Reorganization dated as of May21, 1993, as most recently amended and restated as of November 23, 1993 (the "Agreement"). The Plan of Conversion, initially adopted by Statewide's Board of Directors on May 17, 1993, was most recently amended as of November 23, 1993 (the "Plan"), and as amended was adopted by Statewide's Board of Directors on November 23, 1993.

     Pursuant to the Agreement and the Plan, Statewide will effect the Merger Conversion immediately following its conversion from a state-chartered mutual savings and loan association to a state-chartered mutual savings bank. In the Merger Conversion Statewide will convert from the mutual to the stock form of organization and then will further convert to a state-chartered commercial bank, with HUBCO acquiring all of the outstanding shares of capital stock to be issued by Statewide in exchange for cash in an amount equal to Statewide's Final Appraised Value. See "SUBSCRIPTION PROCEDURES--Number of Shares". As part of the Merger Conversion, HUBCO is offering rights to Eligible Subscribers of Statewide to subscribe for shares of the Common Stock in the Subscription Offering. The Plan requires that a dollar amount of Common Stock equal to the Final Appraised Value must be sold in connection with the Merger Conversion in the Offerings.

     Immediately following the conversion of Statewide and the acquisition by HUBCO of the capital stock of Statewide to be issued in the Merger Conversion, Statewide will be merged with and into the Bank, and Statewide will cease to exist as a separate legal entity and its business, assets and liabilities will become part of the Bank. All of the transactions constituting the Merger Conversion will become effective simultaneously. Most of the employees, officers and directors of Statewide are expected to be retained by the Bank following consummation of the Merger Conversion. See "--Employment, Other Agreements, and Stock Awards."

Regulatory Approvals

     Statewide's conversion to a mutual savings bank is subject to the approval of the OTS and the Commissioner. The eligible voting members of Statewide Savings Bank, S.L.A. have approved this charter conversion at a special meeting of members held October 5, 1993 and Statewide has filed applications for the charter conversion with the OTS and the Commissioner which applications were approved on December 23 and December 29, 1993, respectively. The conversion to a savings bank is subject to the consummation of the Merger Conversion. The conversion of Statewide from mutual to stock form, the acquisition of Statewide by HUBCO and the merger of Statewide with and into the Bank require the receipt of regulatory approvals from the Federal Reserve Board, the FDIC and the Commissioner. The conversion from mutual to stock form was approved by The Commissioner on January , 1994 and by the FDIC on January
 , 1994. Approval of the Federal Reserve Board is pending. APPROVAL OF THE PLAN AND THE MERGER CONVERSION DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT BY THE REGULATORY AGENCIES OF THE PLAN OR THE MERGER CONVERSION OR A DETERMINATION THAT THE MERGER CONVERSION IS IN THE BEST INTEREST OF STATEWIDE'S ACCOUNT HOLDERS.

Proposed Legislation


     Statewide Savings Bank, S.L.A., as part of the Merger Conversion, will become a New Jersey chartered, SAIF-insured savings bank that is subject to regulation by the Department and the FDIC. Statewide's Plan was prepared in accordance with the regulations of the Department and approved by the Commissioner. The FDIC presently does not have regulations governing mutual-to-stock conversions. On November 22, 1993, a bill was introduced in the United States House of Representatives entitled the "Mutual Bank Conversion Act." The proposed legislation states that no state-chartered savings bank may convert from the mutual form to the stock form on or after November 22, 1993, except in accordance with regulations adopted by the FDIC. These regulations are required to be substantially similar to the regulations of the OTS, the primary federal regulator of savings associations. Statewide believes that its Plan is similar to the conversion regulations prescribed by the OTS. Specifically, as required by OTS regulations, the amount of Common Stock being offered is equal to Statewide's appraised value, and the Common Stock is being offered first to the depositors of Statewide in accordance with priority categories that are essentially the same as those required by the OTS. However, as a matter of policy (not regulation), the OTS in connection with recent conversion applications has generally permitted tax-qualified stock benefit plans and non-tax-qualified stock benefit plans to purchase in the aggregate up to 14% of the number of shares offered in a conversion. The RRP and the stock option plan are expected to aggregate 15% of the shares offered in the Conversion. Also, as a matter of policy the OTS does not allow the stock offered by an acquiror in a merger conversion to be sold at more than a 5% discount to market value as of the closing of the merger conversion. This Merger Conversion may have a discount to market value of more than 5%. The proposed legislation requires the regulations to be prescribed by the FDIC to take effect within 90 days of the enactment of the legislation. It is uncertain whether or when such legislation may be passed, and, if passed, what the final contents of such legislation will be. If the legislation is passed as proposed with a retroactive November 22, 1993 effective date, it is uncertain what effect, if any, such legislation will have on Statewide's Merger Conversion or the stock benefit plans.


Employment, Other Agreements and Stock Awards

     In conjunction with the acquisition of Statewide, HUBCO has agreed to provide certain benefits to Statewide's directors, officers and employees.

     The Agreement provides that all directors of Statewide as of the date of the Agreement, other than full-time officers of Statewide, will be invited to become members of the Board of Directors of the Bank. As such, the directors of Statewide will become eligible for all benefits currently available to directors of the Bank, including a retirement plan pursuant to which the directors may elect to receive either a cash payment or stock options. In addition, any directors of Statewide who are required to retire pursuant to the Bank's retirement policy will be offered the opportunity to serve on an advisory board for the Statewide Division of the Bank at the time of such director's retirement or within the succeeding 12 months. The Bank presently maintains three advisory boards for its divisions and will create an advisory board for the new Statewide division upon consummation of the Merger Conversion. In addition, any director of Statewide who retires within 30 days of the effective time will be entitled to receive benefits under Statewide's existing Director Emeritus Program, which provides for an $8,000 annual payment, payable quarterly, for the life of the director. HUBCO will assume the obligation to pay all benefits due any director under the Director Emeritus Program.

     As part of the Merger Conversion, HUBCO will enter into employment and consulting agreements with Clifford J. Adams and William F. Davidson, respectively. The employment agreement with Mr. Adams provides that he will be employed as the chief financial officer of HUBCO and the Bank for a three year period. He will receive a salary of not less than $135,890 per year and is entitled to a discounted lump sum payment of such amount if he is terminated without cause or resigns for good reason during the three-year term. HUBCO will enter into a consulting agreement with Mr. Davidson that provides that he will serve as a consultant to assist in the integration of Statewide into the Bank and in maintaining for the Bank Statewide's customer relationships. Mr. Davidson will be paid a $65,000 annual retainer for such services.

     The Agreement calls for the Bank to make offers of employment commencing as of the consummation of the Merger Conversion to all employees of Statewide. However, the Agreement also provides that if reductions in staff are necessary, the Bank is to notify employees of their continued employment status within thirty 30 days after the effective date of the Merger Conversion. Any employee who is notified that his employment is to be terminated will receive his salary for a period of from six to 12 months from closing, depending upon the employee's years of service. In addition, employment benefits such as health and life insurance will be continued at the Bank's expense for the balance of the severance period. Employees who continue to be employed by HUBCO or the Bank will be entitled to participate in the Bank's benefit programs, such as its pension and 401(k) plans.

     Upon the consummation of the Merger Conversion, the officers and directors of Statewide will receive stock options to acquire an aggregate of approximately 194,444 shares of the Common Stock, or 10% of the shares of the Common Stock issued in the Merger Conversion, at an exercise price equal to the Subscription Purchase Price. The options will be granted pursuant to an option plan adopted by HUBCO. The stock options will have a term of ten years and will immediately vest but must be exercised within 12 months after termination of employment or service as a director or advisory director. HUBCO and Statewide anticipate that of the estimated 194,444 shares in the option plan, 19,444, or 10%, will be granted to each of the 9 directors of Statewide, and that the remaining 19,444, or 10%, will be awarded to other senior management of Statewide.

     In addition, HUBCO will establish the RRP, the management recognition plan for officers and directors of Statewide under which such officers and directors shall be entitled to receive awards of restricted stock. Approximately 97,222 shares of the Common Stock, or 5% of the shares of the Common Stock to be issued in the Merger Conversion, are expected to be purchased by the RRP and will be issued under the plan. To the extent that insufficient shares are available in the Subscription Offering to satisfy the purchase of shares by the RRP, the RRP may, following the Subscription Offering, acquire authorized but unissued shares of Common Stock or treasury shares from HUBCO. The restricted stock will vest ratably over a two-year period for directors and officers. The participant's interest in the stock will not be transferable until a plan participant's interest in the stock has vested and may be forfeited under certain circumstances. HUBCO and Statewide anticipate that of the estimated 97,222 shares of Common Stock in the RRP, 9,722, or 10%, will be granted to each of the 9 directors of Statewide, and that the remaining 9,722 shares, or 10%, will be awarded to other senior management of Statewide.


Conditions to Closing

     The Agreement provides that consummation of the Merger Conversion is subject to the satisfaction (or waiver in some cases) of a number of conditions, including, but not limited to: (i) approval of the Plan by Statewide's voting members at the Special Meeting; (ii) receipt of all regulatory approvals; (iii) receipt of an opinion of HUBCO's counsel that the Merger Conversion constitutes one or more tax-free reorganizations; (iv) the absence of a material adverse change in the business or financial condition of Statewide since December 31, 1992; and (v) the sale of all shares of Common Stock required to be sold under the Plan. If such conditions are not met (or waived in certain cases), all subscription funds received, together with accrued interest, will be refunded to subscribers, and all authorizations for withdrawal from accounts at Statewide will be cancelled.


Closing Date


     It is expected that the Closing Date will occur as soon as practicable after the expiration of the Subscription Offering, assuming the satisfaction (or, in certain cases, waiver) of certain other conditions contained in the Agreement and the Plan and the expiration of all relevant notice and waiting periods required in connection with the necessary regulatory approvals. The Board of Directors of Statewide or HUBCO may terminate the Agreement if consummation of the Merger Conversion does not occur by March 31, 1994. If the date of consummation of the Merger Conversion is more than 45 days after the expiration of the Subscription Offering, those who subscribed will be resolicited and will have the opportunity to increase, decrease or rescind their subscriptions. Subscriptions that are not amended or affirmed would be considered automatically rescinded. See "SUBSCRIPTION PROCEDURES--Subscription Rights; Eligible Subscribers in Subscription Offering."

Termination

     The Agreement may be terminated by mutual consent of the parties, whether before or after approval of the Plan by the voting members of Statewide, and unilaterally by either party upon a material breach of a representation, warranty or covenant of the other party. The Agreement may be terminated by either of the parties if any application for regulatory approval for the conversion and acquisition of Statewide is denied or is approved with certain adverse conditions or if the Closing Date does not occur on or prior to March 31, 1994. The Agreement may be terminated by HUBCO if there has been a material adverse change in the business or financial condition of Statewide from March 31, 1993, or if there was a material breach in any representation, warranty or agreement of Statewide under the Agreement. The Agreement may be terminated by Statewide if there has been a material adverse change in the business or financial condition of HUBCO since December 31, 1992 or if there was a material breach in any representation, warranty or agreement of HUBCO under the Agreement.


Fees and Expenses

     In connection with the Merger Conversion, Statewide and HUBCO are each responsible for their own fees and expenses.



                              DESCRIPTION OF THE OFFERINGS

General Information Regarding the Offerings

     The Offerings are being made pursuant to the Plan and the Agreement. The following description contains a summary of the material terms of the Offerings. This summary does not purport to be complete, and is subject to, and qualified in its entirety by the Plan and the Agreement.

     This Prospectus, a Subscription Form, and additional information concerning the Offerings have been mailed to each Eligible Subscriber, as well as to shareholders of HUBCO and certain Community Offering Residents. Additional copies of these documents are available upon request from the Statewide Stock Information Center, 70 Sip Avenue, Jersey City, New Jersey
07306, telephone number (201)             . In addition, any questions or
requests for additional information regarding the Merger Conversion and the Offerings may be directed to the Statewide Stock Information Center.

Subscription and Stockholder Offerings

     The shares of Common Stock being offered in the Subscription Offering are being offered, in order of priority, to Eligible Account Holders and Other Voting Members (each as defined earlier). NO ELIGIBLE SUBSCRIBER IS REQUIRED TO SUBSCRIBE FOR SHARES OF COMMON STOCK IN ANY OFFERING. Any shares of Common Stock offered but not subscribed for in the Subscription Offering is being offered in the Stockholder Offering to stockholders of HUBCO. Only
stockholders of record as of               , 199  (the "Record Date"), are
eligible to subscribe for shares in the Stockholder Offering. IN ACCORDANCE WITH THE PLAN, THE RIGHT TO SUBSCRIBE FOR SHARES IN THE STOCKHOLDER OFFERING IS SUBJECT TO THE RIGHT OF HUBCO TO ACCEPT OR REJECT SUCH SUBSCRIPTIONS IN WHOLE OR IN PART.

     Shares will be offered in the Subscription and the Stockholder Offerings at the Subscription Purchase Price and is expected to be at a discount from the market price of the Common Stock. The Subscription Purchase Price will be equal to the lesser of (i) the Fixed Price or (ii) 95% of the Community Purchase Price. THE FIXED PRICE IS SUBJECT TO APPROPRIATE ADJUSTMENT FOR STOCK SPLITS, STOCK DIVIDENDS, STOCK COMBINATIONS, RECLASSIFICATIONS AND OTHER SIMILAR TRANSACTIONS EFFECTED BY HUBCO WITH RESPECT TO ITS COMMON STOCK PRIOR TO THE CLOSING, AS PROVIDED IN THE AGREEMENT. Although the Subscription Purchase Price will be less than the Community Purchase Price, and is expected to be at a discount to the market price of the Common Stock, it is possible that because of fluctuations in the market price of the Common Stock the Subscription Purchase Price could be greater than the market price for the Common Stock on the Closing Date and/or the date subscribers receive stock certificates for their shares. MOREOVER, ALTHOUGH IT IS EXPECTED THAT THE CLOSING DATE AND THE DATE STOCK CERTIFICATES FOR THE SHARES ARE DELIVERED WILL OCCUR AS SOON AS PRACTICABLE AFTER THE SUBSCRIPTION EXPIRATION DATE, THERE CAN BE NO ASSURANCE THAT DELAYS WILL NOT OCCUR. UNTIL STOCK CERTIFICATES FOR SHARES ARE RECEIVED, PURCHASERS MAY NOT BE ABLE TO SELL THEIR SHARES. THUS,

FOR THESE AND OTHER REASONS, THERE IS NO ASSURANCE THAT THOSE WHO PURCHASE SHARES OF COMMON STOCK IN THE SUBSCRIPTION AND THE STOCKHOLDER OFFERINGS WILL BE ABLE TO SELL SUCH SHARES AT A PRICE EQUAL TO OR GREATER THAN THE SUBSCRIPTION PURCHASE PRICE. See "INVESTMENT CONSIDERATIONS--Subscription Purchase Price" and "SUBSCRIPTION PROCEDURES--Settlement for Shares; Delivery of Certificates" and "MARKET PRICE AND DIVIDENDS OF HUBCO."

     If all shares of Common Stock are subscribed for in the Subscription Offering, no shares will be available for sale in the Stockholder Offering and all funds submitted by Stockholder Offering subscribers will be refunded, with interest earned, if any (and any funds designated for withdrawal from deposit accounts will be released). In the event of an oversubscription of shares subscribed for in the Stockholder Offering, the shares available will be allocated in the manner described below. See "SUBSCRIPTION PROCEDURES--Oversubscription."


The Community Offering

     Any shares of Common Stock offered but not subscribed for in the Subscription and Stockholder Offerings will then be offered to the general public at the Community Purchase Price in the Community Offering with a preference, first to natural persons residing in the counties in which Statewide maintains offices and second to natural persons residing in the State of New Jersey ("Community Offering Residents"). HUBCO may require a Community Offering Resident to provide reasonably satisfactory evidence that such person qualifies as a Community Offering Resident. All such determinations will be made by HUBCO in its sole discretion and will be final and conclusive. IN ACCORDANCE WITH THE PLAN, THE RIGHT TO SUBSCRIBE FOR SHARES IN THE COMMUNITY OFFERING IS SUBJECT TO THE RIGHT OF HUBCO TO ACCEPT OR REJECT SUCH SUBSCRIPTIONS IN WHOLE OR IN PART.

     If all shares of Common Stock are subscribed for in the Subscription and Stockholder Offerings, no shares will be available for sale in the Community Offering and all funds submitted in the Community Offering will be refunded, with interest earned, if any and any funds designated from deposit accounts will be released. In the event of an oversubscription of shares subscribed for in the Community Offering, the shares available will be allocated in the manner described below.


Plan of Distribution

     The Offerings will be managed by Community Capital pursuant to the terms of an Agency Agreement (the "Agency Agreement"). This discussion is qualified in its entirety by, and reference is hereby made to, the Agency Agreement among HUBCO, Statewide and Community Capital. Pursuant to the Agency Agreement, HUBCO has retained Community Capital to consult with HUBCO and to provide certain financial, advisory, administrative, marketing and sales services in connection with the Merger Conversion and the distribution of shares of Common Stock in the Offerings.

     For its advisory and administrative services Community Capital will receive an advisory and management fee equal to either:

          1. if the Subscription Purchase Price represents a discount to the Community Purchase Price of 14% or more, (i) $75,000 so long as the dollar amount of Common Stock sold in the Offerings equals or exceeds 75% of the appraised value of Statewide; or (ii) $37,500 so long as the dollar amount of Common Stock sold in the Offerings equals 60%-74% of the appraised value of Statewide; or (iii) no management fee so long as the dollar amount of Shares sold in the Offerings is less than 60% of the appraised value of Statewide; or

          2. if the Subscription Purchase Price represents a discount to the Community Purchase Price of less than 14%, $50,000.

     For its marketing services Community Capital will receive a marketing fee equal to either:

          1. if the Subscription Purchase Price represents a discount to the Community Purchase Price of 14% or more, two percent (2.0%) of the dollar amount of Common Stock is sold in the Offerings; or

          2. if the Subscription Purchase Price represents a discount to the Community Purchase Price of less than 14%, such fee shall be determined as follows: for each full 1% of discount below 14%, the marketing fee of 2% shall be increased by .00625% until a discount of 6% or less shall have been reached at which point the fee shall be capped at 2.5%. Notwithstanding the foregoing, the marketing fee with respect to shares sold at the Community Purchase Price (i.e., without a discount) will be 2.5% of the dollar amount of such shares sold, except for shares sold in a Syndicated Community Offering which the fee is described below.

Notwithstanding the above, Community Capital will not receive any compensation with respect to shares of Common Stock sold to any director, officer or employee benefit plans of HUBCO or Statewide. In the event (i) the Plan is terminated by the HUBCO or Statewide, (ii) the Offerings are not consummated by September 30, 1994, or (iii) Community Capital terminates the Agency Agreement in accordance with its provisions, Community Capital shall be entitled to receive an advisory and administrative services fee of $62,500 plus reimbursement for its reasonable out-of-pocket expenses. Community Capital has received an advance of $25,000 with respect to its fees. HUBCO also has agreed to reimburse Community Capital for its reasonable out-of-pocket expenses, including legal fees and expenses. The maximum amount Community Capital will receive for reimbursement of legal fees and expenses will be $50,000. In addition, HUBCO will indemnify Community Capital against certain potential claims and liabilities, including certain liabilities under the Securities Act of 1933.


     Depending on market conditions, shares not subscribed for in the Subscription and Stockholder Offerings may be offered to certain members of the general public in the Syndicated Community Offering on a best efforts basis by a selling group of broker-dealers which may include Ryan, Beck & Co., Inc. ("Selected Dealers") to be managed by Community Capital or may be offered in the Public Offering. If shares of Common Stock are sold in the Syndicated Community Offering, Community Capital will receive a fee of 1.5% of the aggregate dollar amount of shares sold by the Selected Dealers, which fee, along with any fees payable to the Selected Dealers, will not exceed 7% of the aggregate dollar amount of shares sold by the Selected Dealers.
If shares of Common Stock are sold in a Public Offering, the terms and conditions of such sale would be contained in a separately negotiated underwriting agreement, but the total underwriting discount is not expected to exceed 7% of the dollar amount of shares sold in the Public Offering.


     If shares of Common Stock are offered in a Syndicated Community Offering, Selected Dealers may only solicit indications of interest from their customers to place orders with HUBCO as of a certain date ("Order Date") for the purchase of shares of Common Stock. When and if Community Capital and HUBCO believe that enough indications of interest and orders have been received, Community Capital will request, as of the Order Date, Selected Dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected Dealers will send confirmation of the orders to such customers on the "Settlement Date" which date will be five business days from the Order Date. Customers who authorize Selected Dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the Settlement Date. On the Settlement Date, Selected Dealers will remit funds to Statewide for deposit in an escrow account at Statewide. Each customer's funds so forwarded to Statewide, along with all other accounts held in the same title and subject to other FDIC regulations, will be insured by the FDIC up to the applicable $100,000 limit.


     Sales of Common Stock in the Offerings will be made by registered representatives affiliated with Community Capital. In addition, officers and employees of HUBCO and Statewide may participate in the offerings in ministerial capacities, providing clerical assistance in effecting a sales transaction or answering questions of a mechanical nature relating to proper execution of the Subscription Form. Other questions by prospective purchasers relating to the Offerings will be directed to registered representatives. Such persons will not solicit offers to purchase Common Stock or provide advice regarding the purchase of Common Stock.


Anticipated Subscriptions for Shares in the Subscription Offering by Statewide Directors and Executive Officers

     The following table sets forth for each director and executive officer of Statewide the number of shares of Common Stock such director or officer intends to subscribe for in the Subscription Offering.


                                                           Anticipated Number
      Name                        Position                      of Shares
      ----                        --------                  -----------------
William F. Davidson    Chairman, Chief Executive Officer          5,000
                          and Director

Clifford J. Adams      President, Chief Operating Officer         3,500
                          and Director

Frank D. Garibaldi     Director                                   8,400

Henry A. Klie          Director                                   5,000

Maria F. Ramirez       Director                                   2,800

John J. Reilly         Director                                   1,000

Victor M. Richel       Director                                   4,000

Walter G. Scott, Jr.   Director                                   5,000

Stephen R. Tilton      Director                                  97,222

 TOTAL                                                          131,922
                                                                =======

                 (6.78% of the shares offered in the Merger Conversion)

     Subscribers may be limited to less than 5% of the number of shares sold but not less than 1%. See "Minimum and Maximum Limitations on Purchases." This limitation may reduce the number of shares purchased by the directors and executive officers of Statewide. The nine directors and officers are also expected to be awarded 87,498 shares, or 9,722 each under the RRP and options for 174,996 shares under the option plan. See "THE MERGER
CONVERSION Employment, Other Agreements and Stock Awards."


                                SUBSCRIPTION PROCEDURES

     The following discussion of subscription procedures applicable to the Offerings does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Agreement and the Plan, which are filed as exhibits to the Registration Statement of which this Prospectus is a part. See "AVAILABLE INFORMATION".


    To ensure that each purchaser receives a Prospectus at least 48 hours before the Subscription Expiration Date, Prospectuses may not be mailed any later than five days prior to such date or be hand delivered any later than two days prior to such date. Subscription Forms may not be distributed without a Prospectus.


Subscription Rights; Eligible Subscribers in Subscription Offering


     Exercise of Rights. This Prospectus, a Subscription Form and additional information concerning the Merger Conversion have been mailed to each Eligible Subscriber in the Subscription Offering. Only Eligible Subscribers may participate in the Subscription Offering. Subscription rights are nontransferable and have been issued without charge to Eligible Subscribers. No person may enter into any agreement or understanding to transfer the legal or beneficial ownership of subscription rights or the shares of Common Stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for his account. Each person exercising such subscription rights will be required to certify that he is purchasing shares solely for his own account and that he has no agreement or understanding regarding the sale or transfer of such shares. Statewide and HUBCO will pursue any legal and equitable remedies in the event they become aware of the transfer of subscription rights, and will not honor orders known by them to involve the transfer of such rights.

     Statewide's Voting Members consist of all holders of any withdrawable or deposit account of Statewide, excluding any non-interest bearing demand deposit, negotiable order of withdrawal (NOW) deposit account or other non-interest bearing transaction account (including IRA and Keogh account beneficiaries) of record and all borrowers from Statewide as of the Voting
Record Date, which is                        1994. No person is required to
purchase any shares of Common Stock in the Subscription Offering.

     Each of Statewide's Eligible Subscribers who wishes to exercise subscription rights in the Subscription Offering should complete and sign the Subscription Form indicating the dollar amount of Common Stock subscribed for. See "--Minimum and Maximum Limitations on Purchases". The Subscription Form, together with full payment for shares subscribed for, may be delivered to any Statewide office or be mailed in the enclosed postage-paid return envelope.

     Those persons who are beneficial owners of IRA, Keogh or similar accounts are not themselves Eligible Subscribers by virtue of having such accounts, but the account itself may be an Eligible Subscriber, if it is at Statewide. Payment for the Common Stock may be made with funds from an IRA or Keogh plan only if the beneficial owner authorizes and directs Statewide to transfer the IRA or Keogh plan to a self-directed IRA or Keogh plan at an independent trustee that permits the account to hold stock. The independent trustee then must be directed by the beneficiary to use funds from such account in an amount equal to the dollar amount of Common Stock subscribed for. THOSE PERSONS WHO ARE INTERESTED IN UTILIZING IRA, KEOGH OR SIMILAR ACCOUNTS AT STATEWIDE TO SUBSCRIBE FOR SHARES OF COMMON STOCK IN THE SUBSCRIPTION OFFERING
SHOULD CONTACT THE STOCK INFORMATION CENTER,        , FOR INSTRUCTIONS AND
ASSISTANCE.

     WHETHER HAND DELIVERED OR MAILED, SUBSCRIPTION FORMS AND PAYMENT MUST BE
RECEIVED BY 5:00 P.M. NEW JERSEY TIME ON       , 1994 (OR      , 1994, IF
EXTENDED BY STATEWIDE WITH THE APPROVAL OF HUBCO AND WITHOUT FURTHER APPROVAL OF THE COMMISSIONER OR ADDITIONAL NOTICE TO SUBSCRIBERS). Failure of such receipt by the expiration time for any reason, will be deemed a waiver and release by the Eligible Subscriber of any rights the Eligible Subscriber may have in the Subscription Offering. An executed Subscription Form, once delivered, cannot be amended, modified or rescinded by the subscriber. Statewide, with the approval of HUBCO may, but is not required to, waive any immaterial irregularity in any Subscription Form or require the submission of a corrected Subscription Form or the remittance of full payment for subscribed shares by such date as Statewide may specify. HUBCO's interpretation of the terms and conditions of subscription forms is final and HUBCO has the right to accept or reject, in whole or in part, the exercise of any subscription rights.

     Subscription payments will not be released until the Merger Conversion is completed or terminated; provided, however, if the Closing Date is not within
45 days after the close of the Offerings (i.e.       , 1994), unless such
period has been extended with the consent of the Commissioner, if necessary, all subscribers will have their funds returned promptly, with interest, and all withdrawal authorizations will be canceled. If an extension of time has been granted, all subscribers will be notified of such extension, of their rights to modify or rescind their subscriptions and have their subscription funds returned promptly with interest, and of the time period within which the subscriber must notify HUBCO of his intention to modify or rescind his subscription. The subscription of any subscriber that does not respond to the resolicitation will be automatically rescinded.


     ADDITIONAL COPIES OF PROSPECTUSES ARE AVAILABLE UPON REQUEST AND QUESTIONS OR REQUESTS REGARDING SUBSCRIPTION PROCEDURES OR RELATED MATTERS MAY BE
DIRECTED TO THE STOCK INFORMATION CENTER,           .



Stockholder Offering

     This Prospectus and a Subscription Form have been mailed to each shareholder of record of HUBCO as of the Record Date. If any shares of the Common Stock are not subscribed for in the Subscription Offering, they will be offered in the Stockholder Offering. Only shareholders of record of HUBCO on the Record Date may participate in the Stockholder Offering and the right to subscribe for shares in the Stockholder Offering is nontransferable.

     Each eligible HUBCO stockholder who wishes to purchase the Common Stock should complete and sign the Subscription Form, indicating the dollar amount of Common Stock subscribed for. See "--Minimum and Maximum Limitations on Purchases." The Subscription Form, together with full payment for shares subscribed for, may be delivered to any Statewide office or be mailed in the enclosed postage-paid return envelope.

     Whether hand delivered or mailed, Subscription Forms and payment must be
received by 5:00 p.m. New Jersey Time on                , 1994 (or      ,
1994, if extended by Statewide with the approval of HUBCO and without further approval of the Commissioner or additional notice to subscribers). An executed Subscription Form, once delivered, cannot be amended, modified or rescinded by the subscriber; provided, however, if the Closing Date is not within 45 days
after the close of the Offerings (i.e.       , 1994), unless such period has
been extended with the consent of the Commissioner, if necessary, all subscribers will have their funds returned promptly, with interest, and all withdrawal authorizations will be canceled. If an extension of time has been granted, all subscribers will be notified of such extension, of their rights to modify or rescind their subscriptions and have their subscription funds returned promptly with interest, and of the time period within which the subscriber must notify HUBCO of his intention to modify or rescind his subscription. The subscription of any subscriber that does not respond to the resolicitation will be automatically rescinded.

     Statewide, with the approval of HUBCO may, but is not required to waive any immaterial irregularity of a corrected Subscription Form or the remittance of full payment for subscribed shares by such date as Statewide may specified. HUBCO's interpretation of terms and conditions of the Stockholder Offering is final and HUBCO has the right to accept or reject any subscription.


Community Offering

     Any shares of the Common Stock not subscribed for in the Subscription Offering or Stockholder Offering are being offered to the general public in the Community Offering. Preference in the Community Offering will first be given to natural persons residing in counties in which Statewide maintains offices and second to natural persons residing in the State of New Jersey.

    Each person in the Community Offering who wishes to purchase the Common Stock should complete and sign the Subscription Form, indicating the dollar amount of Common Stock subscribed for. See "--Minimum and Maximum Limitations on Purchases." The Subscription Form, together with full payment for shares subscribed for, may be delivered to any Statewide office or be mailed in the enclosed postage-paid return envelope.

    Whether hand delivered or mailed, Subscription Forms and payment must be
received by 5:00 p.m. New Jersey Time on             , 1994 (or       , 1994,
if extended by Statewide with the approval of HUBCO and
without further approval of the Commissioner or additional notice to subscribers. An executed Subscription Form, once delivered, cannot be amended, modified or rescinded by the subscriber; provided, however, if the Closing Date
is not within 45 days after the close of the Offerings (i.e.       , 1994),
unless such period has been extended with the consent of the Commissioner, if necessary, all subscribers will have their funds returned promptly, with interest, and all withdrawal authorizations will be canceled. If an extension of time has been granted, all subscribers will be notified of such extension, of their rights to modify or rescind their subscriptions and have their subscription funds returned promptly with interest, and of the time period within which the subscriber must notify HUBCO of his intention to modify or rescind his subscription. The subscription of any subscriber that does not respond to the resolicitation will be automatically rescinded.

     Statewide, with the approval of HUBCO may, but is not required to waive any immaterial irregularity of a corrected Subscription Form or the remittance of full payment for subscribed shares by such date as Statewide may specified. HUBCO's interpretation of terms and conditions of the Community Offering is final and HUBCO has the right to accept or reject any subscription.


Number of Shares of Common Stock

     HUBCO has estimated that it is offering 1,944,444 shares hereby. This number is an estimate based on the midpoint of the Preliminary Appraised Value of Statewide prepared by Kaplan Associates of $35 million and an assumption that all shares being offered hereby will be sold in the Subscription Offering and Stockholder Offering at $18 per share. Using such assumptions, the number of shares offered will range from 2,236,111 shares at the maximum and 1,652,778 shares at the minimum of the ranges of the Preliminary Appraised Value of Statewide prepared by Kaplan Associates. The actual number of shares to be sold pursuant to this Prospectus may differ from the estimate of shares being offered. If subscriptions in the Subscription and Stockholder Offerings are received for an aggregate dollar amount of shares of Common Stock which is less than the Final Appraised Value, the actual number of shares to be issued will be determined by adding the sum of (i) the number of shares purchased at the Subscription Purchase Price in the Subscription Offering and Stockholder Offering and (ii) the number of shares purchased in the Community Offering, or Public Offering, which will be determined by subtracting the aggregate dollar amount of shares purchased in the Subscription and Stockholder Offerings from the Final Appraised Value and dividing the result by the Community Purchase Price. If subscriptions in the Subscription and Stockholder Offerings are received for an aggregate dollar amount of shares of Common Stock which is equal to or greater than the Final Appraised Value, the actual number of shares to be issued will be determined by dividing the Final Appraised Value by the Subscription Purchase Price. As provided in the Plan of Conversion, Kaplan Associates will determine the Final Appraised Value promptly following expiration of the Subscription Offering. If the Final Appraised Value is higher or lower than $35 million, the aggregate dollar amount of shares offered in the Subscription Offering will be correspondingly adjusted without a resolicitation of subscribers, as long as the Final Appraised Value determined by Kaplan Associates remains within the Estimated Valuation Range of $29.75 million to $40.25 million. If Kaplan Associates determines that the Final Appraised Value is not within the Estimated Valuation Range, Commissioner approval must be obtained in order to complete the Subscription Offering and to allow such amount to be used as a basis for determining the actual number of shares of Common Stock offered in the Subscription Offering. Such approval will be conditioned upon a resolicitation of subscribers. In the event resolicitation is required, subscribers will be given the opportunity to increase, decrease or rescind their subscriptions and will be provided updated information upon which to base such decision. The subscription of any subscriber that does not respond to the resolicitation will be automatically rescinded. A copy of the updated approval will be filed with the Securities and Exchange Commission by means of a post-effective amendment to the Registration Statement of which this Prospectus is a part. See "AVAILABLE INFORMATION."

     In determining the Preliminary Appraised Value, Kaplan Associates conducted an analysis of Statewide that included a review of, among other factors, Statewide's audited financial statements prepared for the years ended March 31, 1992 and 1993 and unaudited financial statements for the six months ended September 30, 1992 and 1993. It also reviewed the economy in Statewide's primary market area and compared the respective financial condition and operating performance of Statewide with that of selected comparable publicly traded savings institutions. In addition, conditions in the securities market in general and in the market for thrift stocks in particular were reviewed. Similarly, when Kaplan Associates determines the Final Appraised Value following the expiration of the Subscription Offering, it intends to consider, among other things, any new developments or changes in Statewide's financial performance and condition and management policies and conditions in the public markets for thrift institution stock. Kaplan

Associates has relied on and assumed the accuracy and completeness of financial and statistical information provided by Statewide and did not independently verify the financial statements and other information provided by them, nor did it independently value the assets or liabilities of Statewide. Copies of the Kaplan Associates appraisal and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal of Statewide are on file and available for inspection at the Statewide Stock Information Center. Kaplan Associates will receive an aggregate fee of $
for its services as well as reimbursement for certain expenses up to an
aggregate amount not to exceed $      . Statewide has agreed to indemnify
Kaplan Associates against certain liabilities arising out of or based upon its performance of services except where Kaplan Associates is determined to have been negligent or to have failed to exercise due diligence in the preparation of its appraisal.


     Statewide retained Kaplan Associates because it determined the Kaplan Associates was independent of Statewide, had experience in the area of corporate appraisal and, based upon its prior work in the field, would be acceptable to the regulatory authorities. In August 1993, both Statewide's board of directors and, at the board's direction, the compliance committee of the board of directors (the "Committee"), reviewed a summary valuation of Statewide prepared by Kaplan Associates. The summary valuation showed a valuation range of $29.75 million to $40.25 million, with a midpoint of $35 million. The Committee, with assistance of its financial advisor, reviewed the methodology used in the summary valuation as well as the assumptions underlying the summary valuation. Since the preliminary appraisal contained the same valuation range and methodology as the summary valuation, the Committee requested Statewide's Chief Executive Officer, Chief Operating Officer and the Chairman of the Committee to review the full preliminary appraisal on behalf of the Committee.

     Although Statewide's board of directors and the Committee reviewed the summary valuation and the preliminary appraisal, they did not seek to influence or change the appraisal. Federal Regulations governing conversions require an independent valuation of the converting institution, which is why Statewide hired Kaplan Associates.



     THE APPRAISED VALUE OF STATEWIDE IS NOT INTENDED, AND MUST NOT BE CONSTRUED, AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING SHARES OF COMMON STOCK. THE APPRAISED VALUE CONSIDERS STATEWIDE AS A GOING CONCERN AND AS PART OF HUBCO AND SHOULD NOT BE CONSIDERED AS AN INDICATION OF THE CURRENT LIQUIDATION VALUE OF STATEWIDE OR OF ITS VALUE FOLLOWING CONSUMMATION OF THE MERGER CONVERSION. IN ADDITION, THE APPRAISED VALUE IS NOT INTENDED, AND MUST NOT BE CONSTRUED, TO EXPRESS AN OPINION AS TO THE VALUE OF COMMON STOCK OFFERED HEREBY.

     THE SHARES OF COMMON STOCK CANNOT AND WILL NOT BE INSURED BY THE FDIC OR BY ANY OTHER GOVERNMENTAL AGENCY.


Payment for Shares

     Generally, payment for the dollar amount of shares of Common Stock subscribed for may be made by cash (if delivered in person), by check or money order and such payment must accompany the Subscription Form.

     All subscribers must subscribe for a dollar amount. A subscriber will receive the largest whole number of shares which that dollar amount will purchase, based upon the applicable purchase price and subject to maximum limitations and allocation procedures due to oversubscription of shares. Subscribers whose purchases are limited will receive a refund. See below "Settlement for Shares; Delivery of Certificates; Refunds".

     If a subscriber has a Statewide deposit account, payment for the shares may be made by authorizing Statewide on the Subscription Form to make a withdrawal from such account in a designated amount. In the case of a withdrawal authorization, the designated funds may not be withdrawn by the subscriber and will remain in the account until withdrawn by Statewide as of the Closing Date. Funds for which withdrawal is authorized will continue to accrue interest in accordance with the contractual terms of the account until funds are withdrawn at the Closing Date. Notwithstanding any provision regarding penalties for each withdrawal from a certificate of deposit account, Statewide will permit a subscriber to pay for any shares of Common Stock subscribed for by withdrawal from a certificate of deposit account without the assessment of a penalty. If, after the authorized withdrawal, the remaining balance in the certificate account does not meet the applicable minimum balance requirement, the certificate will be cancelled at the time of the withdrawal, and the remaining balance will earn interest thereafter at the passbook rate.

     Subscription funds received for the purchase of Common Stock will be deposited in an escrow account at Statewide. Interest on the funds deposited will accrue at the passbook rate of Statewide, presently 2.50% per annum, from the date payment is received until the Closing Date or the Termination Date. The amount of interest earned will be paid to each subscriber promptly after the Closing Date or, if applicable, after the Termination Date.

     Subscribers may not borrow funds from Statewide or the Bank or HUBCO for the purpose of purchasing Common Stock in the Offerings.


Minimum and Maximum Limitations on Purchases

     The Plan places limitations on the number of shares which may be purchased in the Offerings by one purchaser or a group of purchasers acting in concert. The minimum subscription in the Subscription Offering is for 25 shares. The minimum subscription in the other Offerings is for 100 shares. The maximum number of shares of the Common Stock which may be purchased in the Merger Conversion by any subscriber, and associates of such subscriber, or by a group of persons acting in concert, may not exceed 5% of the total Common Stock issued in the Merger Conversion. However, HUBCO and the Board of Directors of Statewide may, in their sole discretion and without further notice to or solicitation of subscribers or other prospective purchasers, decrease such maximum purchase limitation (except for purchases made on behalf of the RRP) down to 1% of the total shares of Common Stock issued in the Merger Conversion. For these purposes, an "associate" is (i) any company (other than HUBCO or a majority-owned subsidiary thereof) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, except for a tax-qualified employee stock benefit plan; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of Statewide or any of its subsidiaries. See "--Settlement for Shares; Delivery of Certificates" and "-- Number of Shares of Common Stock."


Settlement for Shares; Delivery of Certificates; Refunds

     The number of shares issued to a subscriber will be determined at the conclusion of the Merger Conversion, and will depend on the dollar amount subscribed for, the applicable purchase price, the effect of certain purchase limitations and/or allocation procedures due to oversubscription of shares. Promptly after the Closing Date, refunds (or release of funds designated for withdrawal from deposit accounts) will be made (i) in lieu of fractional shares, (ii) as a result of purchase limitations, (iii) in the event and to the extent of oversubscription, or (iv) if the Offering is terminated. Interest earned on subscription funds will be paid to the subscribers.
See "--Oversubscriptions", "--Minimum and Maximum Limitations on Purchases" and "Payment For Shares."

     Statewide and Hubco have the right to reject any order submitted by a person whose representations they believe to be false or who it otherwise believes, either alone or acting in concert with others is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan.


     Certificates representing shares issued will be mailed to the address indicated on the Subscription Form promptly following the Closing Date along with notification of the Subscription Purchase Price and the Community Offering Price. Any certificates returned as undeliverable will be held by HUBCO until claimed by the persons legally entitled thereto or otherwise disposed of in accordance with applicable law.


     ALTHOUGH IT IS ANTICIPATED THAT THE CLOSING DATE AND DELIVERY OF THE STOCK CERTIFICATES WILL OCCUR AS SOON AS PRACTICABLE AFTER THE EXPIRATION OF THE OFFERINGS, THERE CAN BE NO ASSURANCE THAT DELAYS WILL NOT OCCUR. SUBSCRIBERS MAY NOT BE ABLE TO SELL THE SHARES PURCHASED UNTIL CERTIFICATES ARE DELIVERED. SEE "INVESTMENT CONSIDERATIONS."


Oversubscription

     If subscriptions are received for a dollar amount of Common Stock greater than the Final Appraised Value, the shares to be issued will be allocated first to the Subscription Offering, then to the Stockholder Offering, and then to the Community Offering.

     Within the Subscription Offering, shares will be allocated among Eligible Account Holders and then among Other Voting Members as follows:

          (a) If there are insufficient shares to fill the subscriptions of Eligible Account Holders, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder to purchase the lesser of 100 shares or the number of shares ordered.
     Any shares remaining after that allocation shall be allocated among subscribing Eligible Account Holders whose subscriptions remain unsatisfied in the proportion that the amount of qualifying deposits of each Eligible Account Holder bears to the total amount of qualifying deposits of all Eligible Account Holders whose subscriptions remain unsatisfied. If the amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated (one or more times as necessary) among Eligible Account Holders whose subscriptions are still not fully satisfied on the same principle until all available shares have been allocated.

          (b) If there are sufficient shares to fill the subscriptions of Eligible Account Holders but not those of Other Voting Members shares remaining shall be allocated to each subscribing Other Voting Member in the proportion that his or her respective subscription bears to the total subscriptions of all such subscribing Other Voting Members.


     If there are shares available after filling all subscriptions in the Subscription Offering, but the amount of shares remaining is insufficient to fill the orders received in the Stockholder Offering, then within the Stockholder Offering, to the extent possible, shares will be allocated first, to each HUBCO stockholder whose order is accepted (each, a "HUBCO Buyer") in an amount equal to the lesser of: (a) 500 shares; or (b) the number of shares subscribed for by such HUBCO Buyer. If there are unallocated shares remaining thereafter, shares will be allocated to each HUBCO Buyer whose subscription remains unsatisfied in the proportion that the unfilled subscription of such HUBCO Buyer bears to the total unfilled subscriptions of all HUBCO Buyers.

     If there are shares available after filling all accepted subscriptions in the Stockholder Offering, but the amount of shares remaining is insufficient to fill the subscriptions of subscribers in the Community Offering, then, to the extent possible, shares will be allocated first, to each such subscriber whose order is accepted ("Community Buyer") in an amount equal to the lesser of: (a) 500 shares; or (b) the number of shares subscribed for by such Community Buyer. If there are unallocated shares remaining thereafter, available shares will be allocated in the manner described above for the Stockholder Offering, except that the subscriptions of natural persons residing in Bergen, Hudson and Union Counties, New Jersey will be filled before any shares are allocated to other Community Residents or to other subscribers in the Community Offering.


Termination of Offering

    The Offerings may be terminated at any time prior to the Closing Date if all of the conditions contained in the Agreement and the Plan of Conversion have not been met (or, in certain cases, waived). In the event of termination, subscribers will receive refunds for amounts remitted for their subscriptions plus interest. Funds designated for withdrawal from deposit accounts will be released.

     Subscription rights will not be given to persons who reside outside the United States or in jurisdictions where only a small number of persons otherwise eligible to subscribe for Common Stock reside, or where compliance with the securities laws of such jurisdictions would require HUBCO to register as a broker/dealer or otherwise qualify its securities for sale or where such registration or qualification would not be practicable for reasons of cost or otherwise. Under such circumstances, no payments will be made in lieu of the granting of subscription rights.


                        CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary discussion of certain anticipated federal income tax consequences of the Merger Conversion and the purchase by Eligible Subscribers of Common Stock pursuant to the Subscription Offering. This summary is based on current law and it should be understood that the tax consequences of the Merger Conversion are subject to change in the event of changes in the law, including amendments to applicable statutes or regulations and changes in judicial or administrative rulings, some of which could be given retroactive effect. This summary does not address any foreign, state, or local tax consequences, nor does it address all aspects of federal income taxation that may apply to the Merger Conversion. Furthermore, the tax consequences to each particular Eligible Subscriber will depend on his or her particular circumstances or taxpayer status (e.g., nonresident alien, tax-exempt entity, etc.), which may not be addressed in this summary. ELIGIBLE SUBSCRIBERS ARE URGED, THEREFORE, TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER CONVERSION AND ANY PURCHASE OF COMMON STOCK PURSUANT TO THE OFFERINGS INCLUDING, WITHOUT LIMITATION, TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

     Although the matter is not free from doubt, Eligible Subscribers may be required to recognize taxable income by reason of their receipt of Subscription Rights because the Subscription Price may be less than the fair market value of the Common Stock. An Eligible Subscriber who has recognized taxable income by reason of his or her receipt of Subscription Rights may be able to claim a loss upon the expiration of any unexercised Subscription Rights, which loss might be available to reduce or offset the amount of taxable income required to be recognized by such Eligible Subscribers by reason of the receipt of such Subscription Rights. Alternatively, an Eligible Subscriber may be able to claim that taxable income should be recognized by reason of the receipt of Subscription Rights only to the extent of the fair market value, if any, of any Subscription Rights actually exercised by an Eligible Subscriber.

     ELIGIBLE SUBSCRIBERS ARE NOT REQUIRED TO EXERCISE THEIR SUBSCRIPTION RIGHTS OR TO PURCHASE SHARES IN THE SUBSCRIPTION OFFERING.


     HUBCO and Statewide will receive an opinion (the "Tax Opinion") of Clapp & Eisenberg, P.C., tax counsel to HUBCO, in which various opinions are rendered with respect to certain federal income tax consequences to Eligible Account Holders of the Merger Conversion and the purchase of the Common Stock pursuant to the Subscription Offering and the Community Offering, respectively. Such opinion does not address the tax consequences of the transaction to Members who are not Eligible Account Holders. Where appropriate or useful, this discussion will refer to the Tax Opinion and particular conclusions expressed therein. However, a legal opinion such as the Tax Opinion represents only the opining lawyer's best legal judgment as to the matters expressed therein and has no binding effect on the IRS or any court or administrative tribunal. There can be no assurance that the IRS could not successfully contest in the courts a legal conclusion expressed in the Tax Opinion or that legislative, administrative, or judicial decisions or interpretations may not be forthcoming that would significantly change the opinions set forth in the Tax
Opinion. The IRS will not currently issue private letter rulings concerning a transaction's qualification as certain types of reorganizations or certain federal income tax consequences resulting from any such qualification. No private letter ruling has been, nor is it anticipated that such a ruling will be, requested from the IRS with respect to the Merger Conversion.


Reorganization Status

     The Tax Opinion will conclude, among other things, that the Merger Conversion will constitute one or more reorganizations within the meaning of
Section 368(a) of the Code. Receipt of the Tax Opinion concluding that the Merger Conversion will constitute one or more reorganizations under the Code is a condition precedent to HUBCO's and Statewide's obligations to consummate the Merger Conversion. In view of the fact that the Merger Conversion should constitute one or more reorganizations for federal income tax purposes, neither HUBCO, the Bank nor Statewide should recognize taxable gain or loss in connection with the transaction. Notwithstanding the foregoing, Statewide will be required to restore (i.e., take into income) the amount of its allowance for possible loan losses maintained pursuant to Section 593(a) of the Code upon the consummation of the Merger Conversion.


Certain Income Tax Consequences of the Merger Conversion to Eligible
Subscribers

     Under general rules that have developed in recent years, gain or loss, if any, realized by Eligible Subscribers as a result of the Merger Conversion, must be recognized and reported for federal income tax purposes. However, the amount of such gain required to be recognized by an Eligible Subscriber will not exceed the sum of (i) the fair market value of the Subscription Rights received by the Eligible Subscribers pursuant to the Subscription Offering and
(ii) the fair market value, if any, of the interest to be received by the Eligible Subscribers in the Liquidation Account to be established by Statewide in connection with the Merger Conversion (the "Liquidation Account").

     The application of these rules to the Merger Conversion is complicated by the fact that the Eligible Subscribers will receive Subscription Rights to purchase the Common Stock at the Subscription Price, which will be less than the Public Offering Price. Historically, taxpayers have sometimes taken the position that rights to purchase stock offered at fair market value in conversions of mutual thrifts do not have independent value. This approach may not apply to the Subscription Rights to purchase the Common Stock at the Subscription Price because those Subscription Rights are expected to enable Eligible Subscribers to purchase shares at less than the fair market value. It is unclear as to how the Subscription Rights should be valued or how to determine the number of Subscription Rights issued to each Eligible Subscribers for this purpose. The determination of whether the Subscription Rights received have a determinable fair market value could be affected by a number of factors including, without limitation, the non-transferability of the Subscription Rights, the excess, if any, of the market price of the Common Stock over the

Subscription Price, and the period of time during which the Subscription Rights will be outstanding and exercisable, as well as other possible factors. In recent years the IRS has indicated in several private letter rulings that any gain realized as a result of the receipt of a Subscription Right with a fair market value must be recognized by the Eligible
Subscribers, regardless of whether or not such Subscription Right is exercised. However, in a recent private letter ruling, the IRS concluded that a subscription rights recipient realized gain from receipt of a subscription right only if the subscription right were exercised. Private letter rulings, while potentially instructive, may not be relied upon in the present situation as any expression of the policy of the IRS or as any expression of the present state of the law in this area, and it is uncertain as to whether the IRS would reach a similar conclusion with regard to the Subscription Rights received by Eligible Subscribers in this transaction.

     If an Eligible Subscriber is required to recognize gain upon receipt of Subscription Rights and does not exercise some or all of the Subscription Rights received, the Eligible Subscribers may be entitled to claim, for the year in which the Subscription Rights expire, a loss in an amount equal to the Eligible Subscribers' tax basis in such Subscription Rights. See " Basis in Subscription Rights and Interest in Liquidation Account." Such loss should be a capital loss, provided the Common Stock that would have been acquired upon the exercise of such Subscription Rights would have constituted a capital asset in the hands of the Eligible Subscribers. Although the loss should be equal in amount to the gain recognized upon receipt of such Subscription Rights, the character of the loss as a capital loss may not necessarily be the same as the character of the gain required to be recognized upon receipt of such Subscription Rights, and under certain circumstances the year in which an Eligible Subscriber is entitled to deduct the loss may be later than the year in which the gain from receipt of such Subscription Rights is recognized. For most Eligible Subscribers, any gain recognized with regard to the Subscription Rights received should be treated as capital gain.

     In several recent private letter rulings, the IRS has concluded that an interest in a liquidation account has only nominal, if any, fair market value. Private letter rulings, while potentially instructive, however, may not be relied upon as legal authority by any taxpayer other than the taxpayers to whom the rulings were addressed. Rather, such rulings should be viewed only as an expression of the current policy of the IRS.

     Eligible Subscribers are urged to consult with their own tax advisors as to the specific tax consequences to them of the Merger Conversion and the purchase of any the Common Stock pursuant to either the Subscription Offering or the Community Offering including, among other matters, the determination of the number of Subscription Rights which will be treated as received by an Eligible Subscriber and when such Subscription Rights will be treated as received, the determination of the fair market value of Subscription Rights and interest in the Liquidation Account received, the amount of gain or loss, if any, realized by Eligible Subscribers upon receipt of Subscription Rights and interests in the Liquidation Account, the Eligible Subscribers' possible entitlement to claim a deductible loss upon expiration of any unexercised Subscription Rights, and the amount thereof, and the character of any gain or loss recognized by an Eligible Subscriber as a result of the Merger Conversion.


Basis in Subscription Rights and Interest in Liquidation Account

     An Eligible Subscriber who receives, as part of the Merger Conversion, Subscription Rights in the Subscription Offering should have a tax basis in such Subscription Rights equal to zero, increased by the amount of gain, if any, recognized by such Eligible Subscribers with regard to such Subscription Rights. An Eligible Subscriber's tax basis in the interest in the Liquidation Account received by such Eligible Subscribers should be equal to the fair market value of the interest in the Liquidation Account received. If the interest in the Liquidation Account is determined to have no fair market value, the Eligible Subscribers' tax basis therein will be zero.


Exercise of Subscription Rights Received in Subscription Offering

     An Eligible Subscriber who receives Subscription Rights in the Subscription Offering (i) will not recognize any additional taxable income as the result of the purchase of the Common Stock pursuant to the exercise of such Subscription Rights in excess of the fair market value of the Subscription Rights exercised, and (ii) shall have a tax basis in the Common Stock so purchased equal to the purchase price paid therefor, increased by the tax basis, if any, of the Subscription Rights exercised, and shall have a holding period for such the Common Stock commencing on the date the Subscription Rights are exercised. No person is required to exercise Subscription Rights.


Beneficiaries of Retirement Deposits

     Those who are beneficiaries of Retirement Deposits are not themselves Eligible Subscribers by virtue of having such accounts, but the account itself may be an Eligible Subscriber. Thus, the tax consequences of the receipt and exercise of Subscription Rights should be applicable to the Retirement Deposits themselves, and not the beneficial owners hereof. So long as such accounts are tax-exempt, under Sections 408 or 501(a) of the Code, there should be no federal income tax consequences to the accounts resulting from receipt of the Subscription Rights. Provided that the beneficial owner of a Retirement Deposit authorizes and directs Statewide to transfer the Retirement Deposit to a self-directed Retirement Deposit at an independent trustee, then payment for the Common Stock with funds from a Retirement Deposit should have no federal income tax consequences to the Retirement Deposit or to the beneficial owner of such account. To the extent that the balance in a Retirement Deposit is increased as a result of the exercise of Subscription Rights, additional income generally would be recognized upon the future withdrawal of such account balance.


Tax Consequences of Stockholder Offering to Shareholders of HUBCO

     Pursuant to the Stockholder Offering, shareholders of HUBCO shall have the right, subject to the prior rights of the Eligible Subscribers granted pursuant to the Subscription Offering, to subscribe for the Common Stock at the Subscription Purchase Price which will be the lesser of (i) the Fixed
Price or (ii) 95% of the Community Purchase Price. As a general rule, a distribution by a corporation to its shareholders of rights to acquire stock in the corporation is not taxable to the shareholders, even if the stock rights are exercisable at a purchase price less than the current fair market value of the stock. This general rule should apply to the receipt of Subscription Rights by the shareholders of HUBCO in connection with the Stockholder Offering. Where the fair market value of stock rights at the time of their distribution is less than 15% of the fair market value of the stock with respect to which the rights are distributed (which shall be the case with respect to the Stockholder Offering), if the rights have been distributed in a nontaxable transaction, the rights will have an adjusted basis in the hands of a recipient shareholder equal to zero, unless the shareholder elects to allocate a portion of the basis in his stock held at the time of the distribution of rights in accordance with rules specified in the Code. Such an allocation is permitted only if the stock rights are exercised. If the rights are allowed to lapse unexercised no basis allocation is permitted. If the stock rights are exercised, there will be no taxable gain or loss recognized by reason of the exercise, and the stock acquired thereby will have a basis equal to the sum of the amount paid for the stock, plus the amount of the basis, if any, of the shareholder in the stock rights which have been exercised. The holding period of the stock acquired on exercise of the stock rights will begin on the date the stock rights are exercised.


Interest Payments and Backup Withholding

     Any amounts received from a subscriber for the purchase of shares in the Offerings (other than by designation of such amounts for withdrawal from a deposit account) will be deposited in an escrow account at Statewide. Statewide will pay interest to the Subscriber on such funds at the passbook rate from the date payment is received until the Closing Date or the Termination Date. Interest described in this paragraph should constitute ordinary interest income to the subscriber.

     For federal income tax purposes, Statewide is required, under certain circumstances, to withhold 31 percent of payments (reportable payments) of interest to a subscriber who is not exempt from backup withholding. Backup withholding applies if, among other things, (i) the subscriber fails to furnish Statewide with his or her social security number or other taxpayer identification number ("TIN"), (ii) the IRS notifies Statewide that the TIN furnished by the subscriber is incorrect, (iii) the IRS notifies Statewide that the subscriber has failed to report interest properly, or (iv) under certain circumstances, the subscriber fails to provide Statewide with a certified statement, signed under penalty of perjury, that the TIN provided to Statewide is correct and that such subscriber is not subject to withholding. Backup withholding will not apply to a reportable payment of interest if the subscriber is an exempt recipient (such as a corporation or a financial institution). Any amounts withheld under the backup withholding rules would be allowed as a refund or credit against a subscriber's federal income tax provided that required information is furnished to the IRS.


                         DESCRIPTION OF CAPITAL STOCK OF HUBCO

General

     The authorized capital stock of HUBCO consists of 13,200,000 shares of Common Stock and 3,300,000 shares of preferred stock. As of January 6, 1994,
(i)6,585,980 shares of Common Stock were issued and outstanding, (ii) 166,450 shares of Common Stock were reserved for issuance under HUBCO's restricted stock plan, and (iii) 110,000 were reserved for a director stock plan.

     No shares of preferred stock have been issued. Under the terms of HUBCO's Certificate of Incorporation, the Board of Directors has authority at any time
(i)to divide any or all of the preferred stock into series and determine the designation, number of shares, relative rights, preferences and limitations of any such series and (ii) to increase the number of shares of any such series previously determined by it and to decrease such previously determined number of shares to a number not less than that of the shares of such series then outstanding.

     Under the Washington Merger Agreement, HUBCO has agreed that it will amend its certificate of incorporation to create a Series A Preferred Stock with a stated value of $24.00, convertible into one share of HUBCO Common Stock. The Series A Preferred Stock will have an adjustable annual cumulative dividend, depending upon the closing price of HUBCO Common Stock during a 20 day period ending two business days prior to the closing and each anniversary thereof. The dividend will range from $1.00 a share, if the Common Stock is trading at $24.00, to $1.68 a share if the Common Stock is trading below $19.00 a share. Dividends will be paid quarterly and must be paid or set aside for payment before any dividends can be paid on the Common
Stock. The Series A Preferred Stock will rank senior to any other class or series of preferred stock. The Series A Preferred Stock is entitled to a preference upon any liquidation of $24.00 per share, plus the amount of any accrued and unpaid dividends. The Series A Preferred Stock may be called for redemption at any time if the Common Stock trades at $24.00 or more for 20 consecutive business days. The Series A Preferred Stock may be converted into Common Stock at any time prior to the effective date of the redemption and the conversion rate is subject to adjustment under certain circumstances. Except as otherwise required under New Jersey law, and as set forth below, the Series A Preferred Stock has no voting rights. If HUBCO fails to pay a quarterly dividend upon the Preferred Stock for two consecutive quarters, the holders of the Preferred Stock would have the right to elect two directors to HUBCO's Board until the dividend arrearage is cured. Under New Jersey law and the certificate of incorporation, holders of Series A Preferred Stock would be entitled to vote as a separate class on any merger, acquisition or sale of assets which requires the approval of HUBCO's shareholders and on any amendment to the certificate of incorporation which affects the provisions creating the Series A Preferred Stock, except an amendment approved by the Board of Directors solely to affect a stock split or reduction. The foregoing summary is qualified in its entirety by reference to Exhibit 2.1 to the Washington Merger Agreement which contains the proposed amendment to the certificate of incorporation of HUBCO to create the Series A Preferred Stock. Under the Washington Merger Agreement, HUBCO anticipates that it will issue 861,642 shares of this new Series A Preferred Stock if the acquisition of Washington is consummated.


Dividend Rights

     The holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors of HUBCO out of funds legally available therefor, subject to the preferential dividend rights of any preferred stock that may be outstanding. The only statutory limitation is that such dividends may not be paid when HUBCO is insolvent and may be paid only out of statutory surplus. Because funds for the payment of dividends by HUBCO must come primarily from the earnings of HUBCO's bank subsidiary, as a practical matter, any restrictions on the ability of the Bank to pay dividends act as restrictions on the amount of funds available for the payment of dividends by HUBCO.

     As a New Jersey chartered commercial bank, the Bank is subject to the restrictions on the payment of dividends contained in the New Jersey Banking Act of 1948 (the "Banking Act"). Under the Banking Act, the Bank may pay dividends only out of retained earnings, and out of surplus to the extent that surplus exceeds 50 percent of stated capital. Under the Financial Institutions Supervisory Act, the FDIC has the authority to prohibit a state-chartered bank from engaging in conduct which, in the FDIC's opinion, constitutes an unsafe or unsound banking practice. Under certain circumstances, the FDIC could claim that the payment of a dividend or other distribution by the Bank to HUBCO constitutes an unsafe or unsound practice.

     HUBCO is also subject to certain Federal Reserve Board policies which may, in certain circumstances, limit its ability to pay dividends. The Federal Reserve Board policies require, among other things, that a bank holding company maintain a minimum capital base. The Federal Reserve Board would most likely seek to prohibit any dividend payment which would reduce a holding company's capital below these minimum amounts.

     At September 30, 1993, the Bank had $57 million available for the payment of dividends to HUBCO. At September 30, 1993, HUBCO had $28 million available for stockholder dividends, the payment of which would not reduce any of its capital ratios below the minimum.


Voting Rights

     At meetings of shareholders, holders of Common Stock are entitled to one vote per share. The quorum for shareholders' meetings is a majority of the outstanding shares entitled to vote represented in person or by proxy.

Except as indicated below, all actions and authorizations to be taken or given by shareholders require the approval of a majority of the votes cast by holders of Common Stock at a meeting at which a quorum is present.

     The Board of Directors is divided into three classes of directors, each class being as nearly equal in number of directors as possible. Approximately one-third of the entire Board of Directors is elected each year and the directors serve for terms of up to three years, and, in all cases, until their respective successors are duly elected and qualified.

     The exact number of directors and the number constituting each class is fixed from time to time by resolution adopted by a majority of the entire Board of Directors. Shareholders may remove any director from office for cause.


     The affirmative vote of at least three quarters of the shares of HUBCO entitled to vote thereon is required to amend or repeal the provisions of HUBCO's Certificate of Incorporation relating to the classification of the Board of Directors and the removal of directors.

     HUBCO's Certificate of Incorporation contains a "minimum price" provision. In the event a "related person" (defined in the Certificate of Incorporation to include persons who, together with their affiliates, own 10% or more of HUBCO's common stock) proposes to enter into a Business Combination (as defined in the Certificate of Incorporation) with HUBCO, the proposed transaction will require the affirmative vote of at least three quarters of the outstanding shares entitled to vote on the transaction, unless the proposed transaction is (i) first approved by a majority of HUBCO's Board of Directors, and (ii) the shareholders of HUBCO are offered consideration in an amount equal to or in excess of an amount determined in accordance with a formula contained in the Certificate of Incorporation. If both these tests are met, the proposed transaction need only be approved by a majority of the outstanding shares entitled to vote.


Liquidation Rights

     In the event of liquidation, holders of Common Stock are entitled to receive ratably any assets distributed to shareholders, except that if shares of preferred stock of HUBCO are outstanding at the time of liquidation, such shares of preferred stock may have prior rights upon liquidation.


Assessment and Redemption

     All outstanding shares of Common Stock are fully paid and nonassessable. The Common Stock is not redeemable at the option of the issuer or the holders thereof.


Preemptive and Conversion Rights

     Holders of Common Stock do not have conversion rights or preemptive rights with respect to any securities of HUBCO.


Other Matters

     HUBCO can (except in connection with certain business combinations) issue new shares of authorized but unissued Common Stock or Preferred Stock without shareholder approval.

                                        EXPERTS

     The consolidated financial statements of HUBCO and subsidiaries as of and for the years ended December 31, 1992 and December 31, 1991 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of HUBCO and subsidiaries for the year ended December 31, 1990 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     In March 1991, the audit committee of the Board of Directors of HUBCO recommended that Arthur Andersen & Co. be engaged as HUBCO's independent public accountants to audit the financial statements of HUBCO for the year ended December 1991. HUBCO did not have any disagreement with Ernst & Young on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure. Ernst & Young's reports for the two fiscal years ended December 31, 1990 did not contain an adverse opinion or a disclaimer of opinion and were not qualified as to uncertainty, audit scope, or accounting principles, and in the subsequent interim period, there were no disagreements with Ernst & Young. The audit committee's recommendation was approved by the Board of Directors on March 26, 1991.

     The consolidated financial statements of Statewide as of March 31, 1993 and 1992 and for each of the three years in the period ended March 31, 1993, included in this Prospectus have been audited by Deloitte & Touche, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraphs regarding restatement of 1993 and 1992 financial statements and matters regarding regulatory capital compliance), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     Statewide has relied upon an opinion prepared by Kaplan Associates, Inc. as to the appraised value of Statewide.

     The consolidated financial statements of Washington as and for the years ended December 31, 1992, 1991 and 1990 included in this Prospectus and elsewhere in this Registration Statement have been audited by Coopers & Lybrand, independent public accountants, as indicated in their report with respect thereto appearing elsewhere herein and upon the authority of said firm as experts in giving said report.


                                     LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for HUBCO by Clapp & Eisenberg, P.C., Newark, New Jersey.

                       INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ITEM                                                                   PAGE
- ----                                                                   ----

HUBCO, INC.:

Reports of Independent Public Accountants. . . . . . . . . . .     F-1 and 2

Consolidated Balance Sheets at December 31, 1992 and 1991
 (Audited), and at September 30, 1993 (Unaudited)  . . . . . .           F-3

Consolidated Statements of Income for the Years Ended
 December 31, 1992, 1991 and 1990 (Audited), and for the Nine
 Months Ended September 30, 1993 and 1992 (Unaudited)  . . . .           F-4

Consolidated Statements of Changes in Stockholders' Equity
 for the Years Ended December 31, 1992, 1991 and 1990
 (Audited), and for the Nine Months Ended September 30, 1993
 and 1992 (Unaudited). . . . . . . . . . . . . . . . . . . . .           F-5

Consolidated Statements of Cash Flows for the Years Ended
 December 31, 1992, 1991 and 1990 (Audited) and for the Nine
 Months Ended September 30, 1993 and 1992 (Unaudited). . . . .           F-6

Notes to Consolidated Financial Statements . . . . . . . . . .     F-7 to 23


STATEWIDE SAVINGS BANK, S.L.A.:

Report of Independent Public Accountants . . . . . . . . . . .          F-24

Consolidated Statements of Financial Condition at September 30,
 1993 (Unaudited) and at March 31, 1993 and 1992 (Audited) . .          F-25

Consolidated Statements of Operations and Retained Earnings
 for the Six Months Ended September 30, 1993 and 1992
 (Unaudited) and for the Three Years Ended March 31, 1993,
 1992 and 1991 (Audited) . . . . . . . . . . . . . . . . . . .   F-26 and 27

Consolidated Statements of Cash Flows for the Six Months Ended
 September 30, 1993 and 1992 (Unaudited) and for the Three
 Years Ended March 31, 1993, 1992 and 1991 (Audited) . . . . . F-28 and F-29

Notes to Consolidated Financial Statements . . . . . . . . . .    F-30 to 47


WASHINGTON BANCORP. INC.:

Report of Independent Public Accountants . . . . . . . . . . .          F-48

Consolidated Balance Sheets at December 31, 1992 and 1991
 (Audited), and at September 30, 1993 (Unaudited)  . . . . . .          F-49

Consolidated Statements of Operations for the Years Ended
 December 31, 1992, 1991 and 1990 (Audited), and for the Nine
 Months Ended September 30, 1993 and 1992 (Unaudited). . . . .          F-50

Consolidated Statements of Changes in Stockholders' Equity for
 the Years Ended December 31, 1992, 1991 and 1990 (Audited),
 and for the Nine Months Ended September 30, 1993 and 1992
 (Unaudited) . . . . . . . . . . . . . . . . . . . . . . . . .          F-51

Consolidated Statements of Cash Flows for the Years Ended
 December 31, 1992, 1991 and 1990 (Audited) and for the Nine
 Months Ended September 30, 1993 and 1992 (Unaudited). . . . .   F-52 and 53

Notes to Consolidated Financial Statements . . . . . . . . . .    F-54 to 71

                                 [ ANDERSEN LOGO]






                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To HUBCO, Inc.:

     We have audited the accompanying consolidated balance sheets of HUBCO, Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1992 and 1991, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HUBCO, Inc. and subsidiaries as of December 31, 1992 and 1991, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     As discussed in Notes 1 and 10 to the consolidated financial statements, in 1992 the Company changed its method of accounting for income taxes.


                                                 ARTHUR ANDERSEN & CO.

Roseland, New Jersey
January 12, 1993

                           [ERNST & YOUNG LETTERHEAD]






                             REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
HUBCO, Inc.

     We have audited the accompanying consolidated statements of income, changes in stockholders' equity and cash flows of HUBCO, Inc. and subsidiaries for the year ended December 31, 1990. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of HUBCO, Inc. and subsidiaries for the year ended December 31, 1990, in conformity with generally accepted accounting principles.

                                                  ERNST & YOUNG

Metro Park, New Jersey
January 14, 1991


                              HUBCO, INC. AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEETS
                           (IN THOUSANDS, EXCEPT SHARE DATA)

                                                             DECEMBER 31,
                                            SEPTEMBER 30, -----------------
                                                1993       1992      1991
                                            ------------   ----      ----
               ASSETS                        (UNAUDITED)
ASSETS:
 Cash and due from banks (Note 3) . . .      $   38,985  $ 38,400  $ 33,746
 Federal funds sold . . . . . . . . . .          10,000    23,300     6,000
                                             ----------  --------  --------
   Total cash and cash equivalents  . .          48,985    61,700    39,746
                                             ----------  --------  --------
 Investment securities (market value
  $422,094, $333,259 and $143,640 at
  September 30, 1993, December 31, 1992
  and 1991, respectively) (Notes 1
  and 4). . . . . . . . . . . . . . . .         405,503   322,522   138,915
 Loans (Notes 1, 5 and 7)--Real
  estate--mortgage. . . . . . . . . . .         252,567   261,563   205,766
  Commercial and financial. . . . . . .         187,933   152,244   158,674
  Consumer credit . . . . . . . . . . .         113,175   105,418   105,156
  Direct lease financing. . . . . . . .             274     1,644     6,158
                                              ---------  --------  --------
                                                553,949   520,869   475,754
                                              ---------  --------  --------
 Less--
  Allowance for possible loan losses
  (Notes 1 and 6) . . . . . . . . . . .           9,838     7,605     6,698
  Deferred loan fees. . . . . . . . . .             714       718       802
  Unearned income . . . . . . . . . . .           5,213     6,703     9,069
                                              ---------  --------  --------
    Net loans . . . . . . . . . . . . .         538,184   505,843   459,185
                                              ---------  --------  --------
  Premises and equipment, net
  (Notes 1 and 9) . . . . . . . . . . .          18,080    15,097    13,236
  Accrued interest receivable . . . . .           9,152     9,493     6,436
  Other real estate (Note 1). . . . . .           2,305     1,252     5,683
  Other assets (Notes 2 and 10) . . . .          16,717    16,004     9,958
                                             ----------  --------  --------
    Total assets. . . . . . . . . . . .      $1,038,926  $931,911  $673,159
                                             ==========  ========  ========
   LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
 Deposits--
  Noninterest bearing . . . . . . . . .      $  197,349  $171,178  $128,328
  Interest bearing. . . . . . . . . . .         738,344   672,048   480,529
                                             ----------  --------  --------
    Total deposits. . . . . . . . . . .         935,693   843,226   608,857
                                             ----------  --------  --------
 Federal funds purchased and securities
  sold under agreements to repurchase .          18,292    14,133    12,040
 Accrued taxes and other liabilities. .           8,204     6,239    10,400
 Note payable (Note 12) . . . . . . . .             --        --        763
                                             ----------  --------  --------
    Total liabilities . . . . . . . . .         962,189   863,598   632,060
                                             ----------  --------  --------
COMMITMENTS AND CONTINGENCIES (Note 16)
STOCKHOLDERS' EQUITY (Notes 13 and 14):
 Preferred stock, no par value; authorized
  3,300,000 shares, none issued . . . .             --        --        --
 Common stock, no par value; authorized
  13,200,000 shares; issued and outstanding
  6,933,361 shares at September 30, 1993
  and 6,286,342 issued and 6,285,572
  outstanding shares at December 31, 1992
  and 4,531,492 shares issued and
  outstanding at December 31, 1991. . .          18,492    16,766    12,086
 Additional paid-in capital . . . . . .          49,048    34,077    18,644
 Retained earnings. . . . . . . . . . .           9,954    18,042    10,815
 Treasury stock, at cost, 770 at
  December 31, 1992 . . . . . . . . . .             --         (6)      --
 Restricted stock awards  . . . . . . .            (757)     (566)     (446)
                                             ----------  --------  --------
    Total stockholders' equity. . . . .          76,737    68,313    41,099
                                             ----------  --------  --------
    Total liabilities and stockholders'
     equity . . . . . . . . . . . . . .      $1,038,926  $931,911  $673,159
                                             ==========  ========  ========

     The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                              HUBCO, INC. AND SUBSIDIARIES
                           CONSOLIDATED STATEMENTS OF INCOME
                           (IN THOUSANDS, EXCEPT SHARE DATA)

                           NINE MONTHS ENDED
                              SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                           ------------------     ---------------------------
                               1993      1992     1992       1991      1990
                               ----      ----     ----       ----      ----
                                 (UNAUDITED)
INTEREST INCOME:
 Interest and fees on loans--
   Taxable. . . . . . . .   $32,263   $34,017    $45,004   $39,550   $37,352
   Tax-exempt . . . . . .       255       314        402       511       598
                            -------   -------    -------   -------   -------
                             32,518    34,331     45,406    40,061    37,950
                            -------   -------    -------   -------   -------
 Interest and dividends on
  investment securities--
   Taxable. . . . . . . .    16,354    14,507     19,991     9,286     7,335
   Tax-exempt . . . . . .       803       695        907     1,515     1,082
                            -------   -------    -------   -------   -------
                             17,157    15,202     20,898    10,801     8,417
                            -------   -------    -------   -------   -------
 Interest on Federal funds
  sold. . . . . . . . . .       656     1,005      1,342       897     3,442
 Other. . . . . . . . . .       --        175        --        --        --
                           -------   -------    -------   -------   -------
    Total interest
     income . . . . . . .    50,331    50,713     67,646    51,759    49,809
                            -------   -------    -------   -------   -------
INTEREST EXPENSE:
 Savings deposits . . . .     8,838     9,345     12,350    11,546    11,913
 Time deposits and
  certificates of
  deposits. . . . . . . .     6,551    11,002     13,744    12,864    13,833
 Interest on short-term
  borrowings. . . . . . .       245       399        506       825     1,006
 Interest on other
  borrowings. . . . . . .       --         33         33        52        66
                            -------   -------    -------   -------   -------
    Total interest
     expense. . . . . . .    15,634    20,779     26,633    25,287    26,818
                            -------   -------    -------   -------   -------
    Net interest income .    34,697    29,934     41,013    26,472    22,991
                            -------   -------    -------   -------   -------
PROVISION FOR POSSIBLE LOAN
 LOSSES . . . . . . . . .     2,550     1,901      4,116     2,312     4,150
                            -------   -------    -------   -------   -------
    Net interest income
     after provision for
     possible loan
     losses . . . . . . .    32,147    28,033     36,897    24,160    18,841
OTHER INCOME:
 Trust department income.       364       457        591       667       606
 Service charges on
  deposit accounts. . . .     4,355     3,532      4,832     3,725     3,294
 Investment securities
  gains (losses). . . . .         2       (26)       (26)       39      (102)
 Other. . . . . . . . . .     1,695     1,448      2,260     1,040       734
                            -------   -------    -------   -------   -------
                              6,416     5,411      7,657     5,471     4,532
                            -------   -------    -------   -------   -------
                             38,563    33,444     44,554    29,631    23,373
                            -------   -------    -------   -------   -------
OTHER EXPENSES:
 Salaries . . . . . . . .     8,771     7,693     10,475     8,429     8,381
 Pension and other
  employee benefits
  (Note 11) . . . . . . .     3,480     2,576      3,229     2,861     1,999
 Occupancy expense. . . .     2,288     2,492      3,182     2,334     2,328
 Equipment expense. . . .     1,424     1,342      1,760     1,777     1,546
 Net cost to operate
  other real estate . . .        95     1,992        562       481       328
 Deposit and other
  insurance . . . . . . .     1,683     1,400      1,986     1,316       800
 Other services . . . . .     1,985     1,989      2,790     2,678     2,336
 Amortization of
  intangible assets . . .       --      2,061      2,424       292       107
 Charitable contributions
  (Note 1). . . . . . . .        22        30      4,032        32        32
 Other. . . . . . . . . .     2,870     3,062      3,909     2,074     2,156
                            -------   -------    -------   -------   -------
                             22,618    24,637     34,349    22,274    20,013
                            -------   -------    -------   -------   -------
  Income before provision
   for income taxes . . .    15,945     8,807     10,205     7,357     3,360
PROVISION FOR INCOME TAXES
 (Note 10):
 Federal. . . . . . . . .     4,779     1,866        207     1,725       684
 State. . . . . . . . . .       719       250        357       611       461
                            -------   -------    -------   -------   -------
                              5,498     2,116        564     2,336     1,145
                            -------   -------    -------   -------   -------
    Net income. . . . . .   $10,447   $ 6,691    $ 9,641   $ 5,021   $ 2,215
                            =======   =======    =======   =======   =======
WEIGHTED AVERAGE SHARES
 OUTSTANDING. . . . . . .     6,922     5,847      6,091     4,955     4,941
                              =====     =====      =====     =====     =====
NET INCOME PER SHARE  . .     $1.51     $1.14      $1.58     $1.01      $.45
                              =====     =====      =====     =====      ====

   The accompanying notes to consolidated financial statements are an integral part of these statements.

                              HUBCO, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                           (IN THOUSANDS, EXCEPT SHARE DATA)

                          COMMON STOCK   ADDITIONAL                RESTRICTED
                      ------------------  PAID-IN RETAINED TREASURY   STOCK
                       SHARES     AMOUNT  CAPITAL EARNINGS  STOCK    AWARDS
                       ------     ------  ------- --------  ------- ---------
BALANCE AT
 DECEMBER 31, 1989.   4,112,098  $10,968  $15,727  $10,882  ($102)    ($ 75)
 Net income--1990 .         --       --       --     2,215    --        --
 Cash dividends--$.32
  per share . . . .         --       --       --    (1,631)   --        --
 Purchase of 68,320
  shares of treasury
  stock . . . . . .         --       --       --       --    (526)      --
 Issuance of
  restricted stock.         --       --       --       (36)   379      (343)
 Amortization of
  restricted stock.         --       --       --       --     --        109
                      ---------  -------  -------  -------  -----     -----
BALANCE AT
 DECEMBER 31, 1990.   4,112,098   10,968   15,727   11,430   (249)     (309)
 Net income--1991 .         --       --       --     5,021    --        --
 Cash dividends--$.33
  per share . . . .         --       --       --    (1,679)   --        --
 Purchase of 1,000
  shares of treasury
  stock . . . . . .         --       --       --       --      (5)
 Issuance of
  restricted stock.       7,980       21       54        3    254      (332)
 Amortization of
  restricted stock.         --       --       --       --     --        195
 10% stock dividend--
  Note 13 . . . . .     411,414    1,097    2,863   (3,960)   --        --
                      ---------  -------  -------  -------  -----     -----
BALANCE AT
 DECEMBER 31, 1991.   4,531,492   12,086   18,644   10,815    --       (446)
 Net income--1992 .         --       --       --     9,641    --        --
 Cash dividends--$.40
  per share . . . .         --       --       --    (2,414)   --        --
 Issuance of common
  stock, net of
  related expenses.   1,725,000    4,600   15,115      --     --        --
 Return of 770 shares
  of restricted stock
  to treasury stock         --       --       --       --      (6)        6
 Issuance of
  restricted stock.      29,850       80      318      --     --       (398)
 Amortization of
  restricted stock.         --       --       --       --     --        272
                      ---------  -------  -------  ------- ------    ------
BALANCE AT
 DECEMBER 31, 1992.   6,286,342   16,766   34,077   18,042     (6)     (566)
 Net income
  (unaudited) . . .         --       --       --    10,447    --        --
 Cash dividends--$.32
  per share
  (unaudited) . . .         --       --       --    (2,228)   --        --
 Issuance of
  restricted stock
  (unaudited) . . .      19,008       51      318       20     17     ( 406)
 Return of 1,122
  shares of restricted
  stock to treasury
  stock (unaudited)         --       --       --         1    (11)       10
 Amortization of
   restricted stock
  (unaudited) . . .         --       --       --       --     --        205
 10% stock dividend
  (unaudited) . . .     628,011    1,675   14,653  (16,328)   --        --
                       --------  -------  -------  ------- ------    ------
BALANCE AT
 SEPTEMBER 30, 1993
 (unaudited). . . .   6,933,361  $18,492  $49,048  $ 9,954  $ --      ($757)
                      =========  =======  =======  ======= ======    ======


    The accompanying notes to consolidated financial statements are an integral part of these statements.

                              HUBCO, INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     (IN THOUSANDS)

                                  NINE MONTHS ENDED
                                   SEPTEMBER 30,       YEAR ENDED DECEMBER 31,
                                 ------------------    ----------------------
                                  1993     1992      1992      1991    1990
                                  ----     ----      ----      ----    ----
                                   (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income . . . . . . . .    $ 10,447 $  6,691  $  9,641  $ 5,021  $ 2,215
  Adjustments to reconcile net
   income to net cash provided
   by operating activities--
   Provision for possible loan
    losses. . . . . . . . .       2,550    1,901     4,116    2,312    4,150
   Provision for depreciation
    and amortization. . . .       1,207    3,402     4,479    1,814    1,576
   Amortization of investment
    security premiums . . .         925      757     1,074      284      242
   Accretion of investment
    security discount . . .        (255)    (208)     (295)    (161)    (170)
   Investment securities
    (gains) losses. . . . .           2       26        26      (39)     102
   Noncash charitable
    contribution. . . . . .         --       --      4,000      --       --
  Deferred income taxes . .         465     (923)   (4,035)    (100)  (1,880)
  Decrease (increase) in
   interest receivable. . .       1,050   (2,645)   (2,587)     364   (1,125)
  (Decrease) increase in
   interest payable . . . .        (397)  (3,350)   (3,646)  (1,387)      66
  (Decrease) increase in
   accrued taxes and other
   liabilities. . . . . . .       1,660    1,144    (4,201)  (3,110)   6,052
  Increase in other assets.      (1,009)  (2,917)   (4,981)  (3,474)    (763)
                               --------  -------   -------   ------   ------
    Net cash provided by
     operating activities .      16,645    3,878     3,591    1,524   10,465
                               --------  -------   -------   ------   ------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Proceeds from sales of
  investment securities . .          61    8,570     8,570   13,214    6,506
 Proceeds from maturities of
  investment securities . .      47,676   18,261    64,983   31,159   24,449
 Net cash acquired through
  acquisitions. . . . . . .      43,134  425,698   425,698   16,505      --
 Net cash paid for
  acquisitions. . . . . . .        (227)  (3,411)   (3,411)    (425)     --
 Net decrease (increase) in
  loans . . . . . . . . . .      11,600    5,236    11,583    5,628   (4,398)
 Purchase of investment
  securities. . . . . . . .     (99,605)(196,832) (232,340) (30,212) (92,488)
 Purchases of premises and
  equipment . . . . . . . .      (3,518)  (2,962)   (3,366)  (1,677)  (1,122)
 Decrease (increase) in other
  real estate . . . . . . .        (204)   1,551       431       32   (4,250)
                               --------  -------   -------   ------   ------
    Net cash provided by
     (used in) investing
     activities . . . . . .      (1,083) 256,111   272,148   34,224  (71,303)
                               --------  -------   -------   ------   ------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Net increase (decrease) in
  demand deposits, NOW accounts
  and savings accounts. . .      11,315  (29,161)   (6,933)  22,734   10,792
 Net increase (decrease) in
  certificates of deposit .     (41,724)(242,789) (265,477) (52,602)  17,839
 Net increase (decrease) in
  Federal funds purchased and
  securities sold under
  agreements to repurchase.       4,161    3,772     2,093  (17,734)  14,032
 Net decrease in short-term
  borrowings. . . . . . . .         --      (763)     (763)     (68)     (72)
 Amortization of restricted
  stock . . . . . . . . . .         205       78       --       --       --
 Net proceeds from issuance of
  common stock. . . . . . .          --   19,845    19,715      --       --
 Cash dividends . . . . . .      (2,228)  (1,534)   (2,414)  (1,679)  (1,631)
 Acquisition of treasury
  stock . . . . . . . . . .          (6)      (4)       (6)      (5)    (526)
                               --------  -------   -------    -----   ------
    Net cash (used in) provided
     by financing
     activities . . . . . .     (28,277)(250,556) (253,785) (49,354)  40,434
                               --------  -------   -------   ------   ------
    Increase (decrease) in cash
     and cash equivalents .     (12,715)   9,433    21,954  (13,606) (20,404)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD. . . .      61,700   39,746    39,746   53,352   73,756
                               --------  -------   -------   ------   ------
CASH AND CASH EQUIVALENTS AT
 END OF PERIOD. . . . . . .    $ 48,985 $ 49,179  $ 61,700  $39,746  $53,352
                               ======== ========  ========  =======  =======
SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION:
 Cash paid during the period
  for--
  Interest. . . . . . . . .    $ 15,842 $ 20,285  $ 30,279  $25,929  $26,752
  Income taxes. . . . . . .       6,522    2,302     3,823    1,785    2,501
                               ======== ========  ========  =======  =======


   The accompanying notes to consolidated financial statements are an integral part of these statements.

                              HUBCO, INC. AND SUBSIDIARIES
                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                     (IN THOUSANDS)

                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     HUBCO, Inc. (the Company) provides a full range of banking services to individual and corporate customers through its subsidiaries and branch locations in New Jersey. The Company is subject to the regulations of certain Federal and state agencies and undergoes periodic examinations by those regulatory authorities.

  Basis of presentation and consolidation--

     The consolidated financial statements include the accounts of HUBCO, Inc. and its subsidiaries, all of which are wholly owned. As more fully described in Note 2 to the financial statements, HUB National Bank (HUB National) was formed during 1991 with the merger of Mountain Ridge Bank (acquired in October 1990 through the purchase of certain net assets of Mountain Ridge State Bank from the FDIC) and Meadowlands National Bank, a bank that was acquired by the Company during 1991 by purchasing all of its outstanding stock. On September 25, 1992, HUB National Bank was merged into Hudson United Bank (the Bank). During 1991, the Company purchased certain assets and assumed certain liabilities of Center Savings and Loan Association, F.A. through the Resolution Trust Corporation, as receiver. During 1992, the Company purchased certain assets and assumed certain liabilities of Irving Federal Savings and Loan Association through the Resolution Trust Corporation as receiver. During 1992, the Company purchased certain assets and assumed certain liabilities of Broadway Bank and Trust Company through the FDIC as receiver. During 1993, the Company purchased certain assets and assumed certain liabilities of Pilgrim State Bank (Pilgrim) from the Ramapo Financial Corporation (Ramapo). (See Note
2).

     All significant intercompany accounts and transactions are eliminated in consolidation.

     The financial statements have been prepared in accordance with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for possible loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for possible loan losses and the valuation of other real estate, management obtains independent appraisals for significant properties.

     In addition to real estate loans, a substantial portion of the Company's loans are collateralized by real estate in depressed markets throughout New Jersey. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is particularly susceptible to changes in market conditions in New Jersey.

     Management believes that the allowance for possible loan losses is adequate. While management uses available information to recognize potential losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in New Jersey. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for possible loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

  Disclosures About Fair Value of Financial Instruments--

     In December 1991, the FASB issued SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." SFAS No. 107 extends the existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the balance

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (IN THOUSANDS)

                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)

sheet, for which it is practicable to estimate fair value. SFAS No. 107 is effective for financial statements issued for fiscal years ending after December 15, 1992. The Company has adopted the provisions of SFAS No. 107 for its year ended December 31, 1992.

  Investment securities--

     Investment securities are generally purchased with the intention of being held to maturity. These securities are stated at cost, adjusted for amortization of premiums and accretion of discounts. The cost of investments sold is determined using the specific identification method.

     Investment securities which are held for indefinite periods of time which management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increase capital requirements or other similar factors, are classified as available for sale and are carried at the lower of cost or market. Since the Company's overall investment portfolio is short-term in nature with staggered maturity dates, in the opinion of management the investment portfolio contains no securities meeting the foregoing definition at September 30, 1993 and December 31, 1992 and 1991.

     During 1993, the Financial Accounting Standards Board issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement is effective for fiscal years beginning after December 15, 1993 and is not expected to have a material impact on the Company's financial position or results of operations in the year of adoption.

     For investment securities held in the Company's investment portfolio, fair value is determined by reference to quoted market prices, if available. If quoted market prices are not available, fair value is estimated using quoted market prices for similar securities.

  Loans--

     Loans are recorded at their principal amounts, net of unearned income, if any. Interest income on loans not made on a discounted basis is credited to income based on principal amounts outstanding at applicable interest rates. Interest income on consumer credit loans is recorded primarily using the actuarial method.

     Recognition of interest on the accrual method is discontinued when interest or principal payments are 90 days or more in arrears for commercial and financial loans, 120 days or more in arrears for consumer credit and 180 days or more in arrears for real estate mortgage loans or when collateral is insufficient to cover principal and interest, or when other factors indicate that collection of such amounts is doubtful. A nonaccrual loan is not returned to an accrual status until interest is received on a current basis and other factors indicating doubtful collection cease.

     The net amount of all loan origination fees, direct loan origination costs and loan commitment fees are deferred and recognized over the estimated life of the related loans as an adjustment of yield.

     For certain homogeneous categories of loans, such as some residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     During 1993, the Financial Accounting Standards Board issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement is effective for fiscal years beginning after December 15, 1994. Implementation of the new standard is not expected to have a material effect on the Company's financial position or results of operations in the year of adoption.

  Lease financing--

     Subsidiaries of the Company once provided car and equipment financing to their customers. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual values, net of unearned

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (IN THOUSANDS)

                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)

income. Unearned income on direct financing leases is amortized over the lease terms resulting in an approximate level rate of return.

  Allowance for possible loan losses--

     The allowance is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio and other relevant factors. The allowance is increased by provisions for loan losses charged against income and reduced by net charge-offs.

  Premises and equipment--

     Land, buildings and furniture, fixtures and equipment are carried at cost. Depreciation on substantially all buildings and furniture, fixtures and equipment is provided using the straight-line method based on estimated useful lives. Maintenance and repairs are expensed as incurred and additions and improvements are capitalized.

  Other real estate--

     Other real estate includes loan collateral that has been formally repossessed and collateral on loans that has been substantively repossessed, that is when the primary risks and rewards of collateral ownership have passed from the debtor to the lender (in-substance foreclosed). Loans which are in-substance foreclosed are reduced to the fair value of the collateral (if less than the loan receivable) by charge-offs against the allowance for possible loan losses and are reclassified as other real estate in the accompanying consolidated balance sheets. Subsequent reductions in the fair value of the collateral are charged to current operations.

     In December 1992, the Company contributed certain real estate previously acquired through foreclosure to a charity. The carrying amount of the other real estate contributed was $4,000.

  Intangibles--

     Core deposit intangible assets relating to premiums paid on the assumption of deposits are generally amortized, on a straight-line basis, over the estimated average remaining lives of such deposits (primarily 1 to 6 years).

     Amortization expense of intangible assets, primarily core deposit intangibles, was $2,424, $292 and $107 for 1992, 1991 and 1990, respectively. At December 31, 1992, all intangible assets have been fully amortized.

  Pension plan--

     Costs for the Company's two pension plans are actuarially determined by the frozen initial liability cost method and the accrued benefit (unit credit) cost method.

  Deposits--

     The fair value of demand deposit savings accounts and certain money market deposits is the amount reported in the financial statements. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value of these certificates of deposit was $238,610 at December 31, 1992.

  Federal funds purchased and securities sold under agreements to repurchase--

     Federal funds purchased and securities sold under agreements to repurchase at December 31, 1992, generally have an original term to maturity of less than 30 days and therefore, their carrying value is a reasonable estimate of fair value.

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (IN THOUSANDS)

                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)

  Federal income taxes--

     The Financial Accounting Standards Board has issued a "Statement Accounting for Income Taxes" effective the first quarter of 1993, which changes the method of accounting for income taxes from the deferred method to the liability method. The Company elected to adopt the provisions of the Statement in the fourth quarter of 1992. The effect of adopting SFAS 109 on prior periods was not significant and therefore prior interim periods have not been restated.

     Certain income and expense items are recorded differently for financial reporting purposes than for Federal income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences.

     The Company and its subsidiaries file a consolidated Federal income tax return. Each subsidiary provides for income taxes on a separate return basis and remits to (receives from) the Company amounts determined to be their tax liability (benefit).

  Per share amounts--

     Net income per share amounts are based on the weighted average number of common shares outstanding during the year. Per share amounts in 1993, 1992, 1991 and 1990 have been adjusted retroactively for the stock dividend paid in 1993. Per share amounts in 1990 have been adjusted retroactively for the stock dividend paid in 1991.

  Cash equivalents--

     Cash equivalents include amounts due from banks and Federal funds sold. For these short-term investments, their carrying amount is a reasonable estimate of fair value.


(2) ACQUISITIONS:

  Completed--

     On April 22, 1991, the Company completed the acquisition of all of the common stock of Meadowlands National Bank (MNB) for cash consideration of $415. The transaction was accounted for as a purchase.

     In addition, on September 20, 1991, the Bank acquired certain assets and assumed certain liabilities of Center Savings & Loan Association (Center) from the Resolution Trust Corporation (RTC) as receiver. The transaction was accounted for as a purchase.

     The following is a summary of these acquisitions:

                                            MNB       CENTER
                                           ----       ------
Cash paid at acquisition. . . . . .      $   415     $    10
Balances at acquisition date:
  Cash and cash equivalents . . . .        4,930      11,575
  Loans . . . . . . . . . . . . . .       22,102      78,555
  Total assets. . . . . . . . . . .       36,856      90,937
  Deposits. . . . . . . . . . . . .       35,509      89,863
  Total liabilities . . . . . . . .       35,841      90,927

     Final settlement of the Center acquisition took place in September 1992. As of December 31, 1992, there were two claims to be processed outside of settlement. One claim for approximately $42 relates to an escrow deficiency on loans owned by the RTC, but serviced by the Bank. The other claim is for approximately $1,375 and relates to 22 defective loans which were put back to the RTC under the terms of the contract. Both claims were paid during 1993.

     On February 21, 1992, the Bank acquired certain assets and assumed certain liabilities of Irving Federal Savings and Loan Association (Irving) from the Resolution Trust Corporation (RTC) as receiver. The transaction was accounted for as a purchase.

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (IN THOUSANDS)

                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)

     In addition, on March 13, 1992, the Bank assumed the insured deposits of Broadway Bank and Trust Company (Broadway) under a Deposit Insurance Transfer and Asset Purchase Agreement with the Federal Deposit Insurance Corporation
(FDIC). The Bank also obtained a nonexclusive option to purchase certain of Broadway's loans from the FDIC. Under the option the Bank purchased approximately $9.5 million of commercial and mortgage loans. The transaction was accounted for as a purchase.

     The following is a summary of these acquisitions:

                                      IRVING      BROADWAY
                                     --------     --------
Cash paid at acquisition. . . . .    $      5     $  3,406
Balances at acquisition date:
 Cash and cash equivalents. . . .      99,361      322,926
 Loans. . . . . . . . . . . . . .      62,357          --
 Total assets . . . . . . . . . .     161,997      345,518
 Deposits . . . . . . . . . . . .     161,055      345,724
 Total liabilities. . . . . . . .     162,002      348,924

     As of December 31, 1992, the final settlement of the Irving acquisition from the RTC was pending. As of December 31, 1992, the Bank has a receivable of $236 from the RTC that is included in other assets. Final settlement of this transaction took place in 1993.

     As of December 31, 1992, the final settlement of the Broadway acquisition from the FDIC was pending. As of December 31, 1992, the bank has a receivable of $2,957 from the FDIC that is included in other assets. The receivable includes the following items: $425 for temporary personnel during the transition period, $536 for releases on uninsured deposit holds, $1,344 for loan servicing remittance errors, $291 for overpayment on purchased loans, $303 for book-to-market adjustments on investments purchased, $49 for reimbursement of rent expense and $9 for miscellaneous accounting entries. During 1993, the Company received payment from the FDIC of the above receivable.

     On June 30, 1993, the Bank purchased the branches, deposits and certain assets of Pilgrim from Ramapo, for a purchase price of $6 million. In connection with the Pilgrim transaction, the Bank assumed deposits of approximately $122.9 million and other liabilities of approximately $0.4 million. The Bank received approximately $123.1 million in assets, including, $46.7 million in loans and participation interests in loans. Nonperforming assets totaling approximately $1.7 million were included in the assets acquired by the Bank.

     The following is a summary of the Pilgrim transaction:

Cash paid at acquisition. . . . . .    $    227
Balances at acquisition date:
Cash and cash equivalents . . . . .      42,907
Loans . . . . . . . . . . . . . . .      46,670
Total assets. . . . . . . . . . . .     123,113
Deposits. . . . . . . . . . . . . .     122,876
Total liabilities . . . . . . . . .     123,340

  Pending--

     In May 1993, the Company and its banking subsidiary agreed to acquire Statewide Savings Bank, SLA (Statewide), a mutual savings and loan association, in a merger-conversion transaction. Under the agreement, the Company will sell shares of its common stock to Statewide eligible depositors and other voting members at a discounted price (lesser of $18 per share or market price at closing date) in an amount equal to the appraised value of Statewide as determined by an independent appraiser which is currently estimated to be approximately $35 million.

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (IN THOUSANDS)

                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)

Shares not sold to Statewide eligible depositors and other voting members are expected to be sold at a market price to Company stockholders and the public. As part of the transaction, Statewide will convert from a state savings and loan to a state mutual savings bank charter, from mutual to stock form and will then be merged into the Company's banking subsidiary.

     As of its most recent fiscal year ended March 31, 1993, Statewide reported total assets, tangible net worth and net income of $518 million, $13.3 million and $5.6 million, respectively. The transaction is subject to Statewide depositor and various regulatory approvals.

     In November 1993, the Company and its subsidiary bank agreed to acquire Washington Bancorp, Inc. and its subsidiary, Washington Savings Bank (together Washington) for a combination of cash and convertible preferred stock for an aggregate consideration of approximately $40.5 million. In the transaction, 51% of Washington's shares will be converted into preferred stock at .6708 per share and 49% will be converted to cash at $16.10 per share with Washington stockholders having the right to elect either cash or preferred stock. As part of the merger, Washington Savings Bank will be merged into the Company's banking subsidiary.

     As of its most recent year ended December 31, 1992, Washington reported total assets, stockholders' equity and net income of $286 million, $30.5 million and $2.1 million, respectively. The transaction is subject, among other things, to Washington and Hubco stockholder and various regulatory approvals.

     Both of the pending acquisitions will be accounted for using the purchase method and are expected to be finalized prior to June 30, 1994.


(3) CASH AND DUE FROM BANKS:

     Banks are required to maintain an average reserve balance with the Federal Reserve Bank. The average amount of the reserve during 1993 for the Company's subsidiary was approximately $12,341. The average 1992 amount of this reserve for the Company's subsidiary was approximately $7,733.


(4) INVESTMENT SECURITIES:

     The amortized cost and estimated market value of investment securities are summarized as follows:

                                                 GROSS UNREALIZED  ESTIMATED
                                   AMORTIZED      ---------------   MARKET
                                     COST        GAINS    (LOSSES)   VALUE
                                   ---------     -----     ------- --------
September 30, 1993 (unaudited):
 U. S. Government . . . . . . . .  $216,437     $10,287     $ --    $226,724
 U. S. Government agencies. . . .   151,117       4,819      (76)    155,860
 States and political
  subdivisions. . . . . . . . . .    28,166         831      (10)     28,987
 Other securities . . . . . . . .     6,312         385      (97)      6,600
 Equity securities. . . . . . . .     3,471         452       --       3,923
                                   --------     -------    -----    --------
                                   $405,503     $16,774    ($183)   $422,094
                                   ========     =======    =====    ========
December 31, 1992:
 U. S. Government . . . . . . . .  $185,581     $ 6,859     $ --    $192,440
 U. S. Government agencies. . . .   105,796       3,237      (19)    109,014
 States and political
  subdivisions. . . . . . . . . .    16,068         368      (50)     16,386
 Other securities . . . . . . . .    14,424         300       (1)     14,723
 Equity securities. . . . . . . .       653          47       (4)        696
                                   --------     -------    -----    --------
                                   $322,522     $10,811    ($ 74)   $333,259
                                   ========     =======    =====    ========

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (IN THOUSANDS)

                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)

                                                 GROSS UNREALIZED  ESTIMATED
                                   AMORTIZED      ---------------   MARKET
                                     COST        GAINS    (LOSSES)   VALUE
                                   ---------     -----     ------- --------

December 31, 1991:
 U. S. Government . . . . . . . .  $ 41,080     $ 2,032     $ --    $ 43,112
 U. S. Government agencies. . . .    48,533       1,658       (2)     50,189
 States and political
  subdivisions. . . . . . . . . .    13,158         133       (1)     13,290
 Other securities . . . . . . . .    35,928         960       (9)     36,879
 Equity securities. . . . . . . .       216         --       (46)        170
                                   --------     -------    -----    --------
                                   $138,915     $ 4,783    ($ 58)   $143,640
                                   ========     =======    =====    ========

     The amortized cost and estimated market value of investment securities at September 30, 1993 (unaudited) and December 31, 1992 and 1991, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                               ESTIMATED
                                                AMORTIZED       MARKET
                                                  COST           VALUE
                                                ---------      --------
September 30, 1993 (unaudited):
 Due in one year or less. . . . . . .          $ 69,390        $ 69,973
 Due after one year through five
  years . . . . . . . . . . . . . . .           276,800         289,325
 Due after five years through ten
  years . . . . . . . . . . . . . . .            22,695          24,372
 Due after ten years. . . . . . . . .             6,023           6,723
                                               --------        --------
                                                374,908         390,393
 Mortgage-backed securities . . . . .            27,124          27,778
 Equity securities. . . . . . . . . .             3,471           3,923
                                               --------        --------
                                               $405,503        $422,094
                                               ========        ========
December 31, 1992:
 Due in one year or less. . . . . . .          $ 39,695        $ 40,410
 Due after one year through five
  years . . . . . . . . . . . . . . .           233,371         241,860
 Due after five years through ten
  years . . . . . . . . . . . . . . .            21,344          22,130
 Due after ten years. . . . . . . . .             4,200           4,313
                                               --------        --------
                                                298,610         308,713
 Mortgage-backed securities . . . . .            23,259          23,850
 Equity securities. . . . . . . . . .               653             696
                                               --------        --------
                                               $322,522        $333,259
                                               ========        ========
December 31, 1991:
 Due in one year or less. . . . . . .          $ 43,681        $ 44,276
 Due after one year through five
  years . . . . . . . . . . . . . . .            60,489          63,601
 Due after five years through ten
  years . . . . . . . . . . . . . . .             3,031           3,073
 Due after ten years. . . . . . . . .             3,007           3,094
                                               --------        --------
                                                110,208         114,044
 Mortgage-backed securities . . . . .            28,491          29,426
 Equity securities. . . . . . . . . .               216             170
                                               --------        --------
                                               $138,915        $143,640
                                               ========        ========

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (IN THOUSANDS)

                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)

          Sales of investment securities are summarized as follows:

                                NINE MONTHS
                                   ENDED
                               SEPTEMBER 30,      YEAR ENDED DECEMBER 31,
                               -------------   -----------------------------
                              1993    1992      1992      1991        1990
                              ----    ----      ----      ----        ----
                               (UNAUDITED)
Proceeds from sales. . .      $61    $8,570    $8,570    $13,214     $6,506
Gross gains from sales .        2        31        31        153         61
Gross losses from sales.       --      (57)      (57)      (114)      (163)

     Investment securities with a book value of $33,727, $25,968 and $17,050 at September 30, 1993, December 31, 1992 and 1991 are pledged to secure public funds, repurchase agreements and for other purposes as required or permitted by law.


(5) LOANS:

     The Company's loans are primarily to businesses and individuals located in New Jersey.

     A summary of loans is as follows:

                                            NINE MONTHS
                                                ENDED
                                            SEPTEMBER 30,
                                                1993       1992       1991
                                            ----------- ---------   ---------
                                            (UNAUDITED)
Loans secured by real estate:
 Residential. . . . . . . . . . . . . . .    $199,739   $187,851   $170,168
 Construction . . . . . . . . . . . . . .       3,166      3,777      3,108
 Commercial . . . . . . . . . . . . . . .     138,359    111,144     86,896
Commercial and industrial loans . . . . .     129,698    129,550    132,090
Loans to individuals for household,
 family and other personal expenditures .      59,740     63,129     65,006
Other loans . . . . . . . . . . . . . . .      23,247     25,418     18,486
                                             --------   --------   --------
    Total loans . . . . . . . . . . . . .    $553,949   $520,869   $475,754
                                             ========   ========   ========

     Loans, net of the allowance for possible loan losses had a fair value of approximately $517,639 at December 31, 1992.


(6) ALLOWANCE FOR POSSIBLE LOAN LOSSES:

     The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known.

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (IN THOUSANDS)

                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)

     A summary of the activity in the allowance for possible loan losses is as follows:

                              NINE MONTHS ENDED
                                SEPTEMBER 30,            DECEMBER 31,
                             ----------------     ---------------------------
                              1993      1992        1992      1991      1990
                              -----     -----       -----     -----    ------
                                (UNAUDITED)
Balance at beginning of
 period . . . . . . . .       $7,605   $6,698      $6,698    $5,232    $3,012
Additions (deductions):
 Provision charged to
  expense . . . . . . .        2,550    1,901       4,116     2,312     4,150
 Allowance acquired
  through mergers or
  acquisitions. . . . .          400    1,500       1,500     1,487        --
 Recoveries on loans
  previously charged
  off . . . . . . . . .          287      732         832       642       398
 Loans charged off. . .       (1,004)  (3,429)     (5,541)   (2,975)   (2,328)
                              ------   ------      ------    ------    ------
Balance at end of
 period . . . . . . . .       $9,838   $7,402      $7,605    $6,698    $5,232
                              ======   ======      ======    ======    ======


(7) NONPERFORMING LOANS:

     The following table presents information related to loans which are on a nonaccrual basis, contractually past due ninety days or more as to interest or principal payments and loans which have been restructured to provide a reduction or deferral of interest or principal for reasons related to the debtors' financial difficulties.

                                            SEPTEMBER 30,   DECEMBER 31,
                                            -------------   -------------
                                                1993        1992     1991
                                            -------------   ----     ----
                                             (UNAUDITED)
Nonaccrual loans  . . . . . . . . . . . . .    $5,447      $4,248   $4,160
Renegotiated loans. . . . . . . . . . . . .     2,177       2,257    3,527
                                               ------      ------   ------
    Total nonperforming loans . . . . . . .    $7,624      $6,505   $7,687
                                               ======      ======   ======
Loans past due 90 days or more  . . . . . .    $1,564      $1,409   $1,181
Gross interest income which would have been
 recorded under original terms. . . . . . .       590         563       23
Gross interest income recorded during the
 year . . . . . . . . . . . . . . . . . . .       131          96      177
Commitments for additional funds. . . . . .     None        None     None
                                               ======      ======   ======

(8) LOANS TO RELATED PARTIES:

     In the ordinary course of business, the Company and its subsidiaries have extended credit to various directors, officers and their associates. The aggregate extension of this credit is summarized below:

                                            SEPTEMBER 30,   DECEMBER 31,
                                            ------------- ----------------
                                                1993        1992     1991
                                            -------------  ------   ------
                                             (UNAUDITED)
Balance at beginning of period. . . . . . .    $6,964      $5,403   $3,429
New loans issued. . . . . . . . . . . . . .       769       1,646    4,596
Repayment of loans. . . . . . . . . . . . .    (3,085)        (85)  (2,622)
                                               ------      ------   ------
Balance at end of period  . . . . . . . . .    $4,648      $6,964   $5,403
                                               ======      ======   ======

     At September 30, 1993 and December 31, 1992, $3,788 and $5,604,
respectively, of related party loans were fully secured by real estate or marketable securities. Excluded from the above are loans and letters of credit to a former director in the amounts of $2,444 and $5,136 at December 31, 1992.

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (in thousands)

                     (Data relative to September 30, 1993 and 1992
                    and for the nine months then ended is unaudited)


(9) PREMISES AND EQUIPMENT:

          The following is a summary of premises and equipment:

                                            SEPTEMBER 30,    DECEMBER 31,
                                            ------------- ----------------
                                                1993        1992     1991
                                            ------------- -------- -------
                                             (UNAUDITED)
Land  . . . . . . . . . . . . . . . . . . .    $ 4,264    $ 4,475  $ 3,879
Premises. . . . . . . . . . . . . . . . . .     14,922     12,493   10,610
Furniture, fixtures and equipment . . . . .      6,552      4,719    3,880
                                               -------    -------  -------
                                                25,738     21,687   18,369
Less--Accumulated for depreciation. . . . .      7,658      6,590    5,133
                                               -------    -------  -------
                                               $18,080    $15,097  $13,236
                                               =======    =======  =======

     Depreciation and amortization expense for premises and equipment was $1,207 and $1,113 for the nine months ended September 30, 1993 and 1992 and $1,505, $1,327 and $1,360, in the years ended December 31, 1992, 1991 and
1990.


(10) INCOME TAXES:

     The components of the provision for income taxes are as follows:

                                  NINE MONTHS ENDED        YEAR ENDED
                                    SEPTEMBER 30,         DECEMBER 31,
                                  -----------------   ---------------------
                                    1993    1992      1992    1991     1990
                                    ----    ----      ----    ----     ----
                                    (UNAUDITED)
Federal--
 Current. . . . . . . . . . .     $4,279   $2,466    $4,242  $1,825  $2,564
 Deferred . . . . . . . . . .        500     (600)   (4,035)   (100) (1,880)
State . . . . . . . . . . . .        719      250       357     611     461
                                  ------   ------    ------  ------  ------
    Total provision for
     income taxes . . . . . .     $5,498   $2,116    $  564  $2,336  $1,145
                                  ======   ======    ======  ======  ======

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (IN THOUSANDS)
                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)

          A reconciliation of the provision for income taxes, as reported, with the Federal income tax at the statutory rate of 35 percent in 1993 and 34 percent in 1992, 1991 and 1990, is as follows:

                                   NINE MONTHS ENDED
                                     SEPTEMBER 30,     YEAR ENDED DECEMBER 31,
                                   -----------------   -----------------------
                                    1993     1992      1992    1991      1990
                                   -------  ------    ------  ------     -----
                                     (UNAUDITED)

Tax at statutory rate . . . . .   $5,581    $2,994   $3,470  $2,501   $1,142
Increase (decrease) in taxes
 resulting from Tax-exempt
 income . . . . . . . . . . . .     (314)     (304)    (394)   (689)    (508)
  State taxes on income, net of
   Federal income tax effect. .     (252)      (85)    (121)   (208)    (157)
  Reversal of reserves no
   longer deemed necessary. . .       --      (542)  (1,475)     --       --
  Charitable contribution basis
   for tax in excess of book. .       --        --     (680)     --       --
  Other, net. . . . . . . . . .     (236)     (179)    (593)    121      207
                                  ------    ------   ------  ------    -----
    Provision for Federal
     income taxes . . . . . . .   $4,779    $1,866   $  207  $1,725    $ 684
                                  ======    ======   ======  ======    =====

     Deferred Federal income taxes result primarily from income relating to leasing activities, income on nonperforming loans not recorded for financial statement purposes, which is currently taxable, excess provisions for possible loan losses which are not currently deductible and a charitable contribution of other real estate.

     At September 30, 1993 and December 31, 1992, the Company had deferred tax assets of approximately $3,109 and $3,600, respectively, included in other assets. Included in these amounts is a deferred tax asset of approximately $1,700 and $1,700 at September 30, 1993 and December 31, 1992, respectively, representing the tax effect of the charitable contribution of other real estate at its fair value, net of the permanent difference reflected above.

     In order to fully realize the deferred tax asset, the Company will need to generate future taxable income during periods in which existing deductible temporary differences reverse. Based upon the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will generate future net taxable income in sufficient amounts to realize its net deferred tax asset at September 30, 1993 and December 31, 1992, however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings. The Company did not record any valuation allowances against such deferred tax assets at September 30, 1993 and December 31, 1992.


(11) PENSION PLANS AND POSTRETIREMENT BENEFITS:

     The Company has two noncontributory pension plans which cover eligible employees (a base plan and a nonbargaining plan). The plans provide for payments to qualified employees based on salary and years of service. The Company's funding policy for these plans is to make the maximum annual contributions allowed by the applicable regulations.

     Net pension cost (income) includes the following:


                                         1992      1991      1990
                                         ----      ----      ----
Service cost--benefits earned during
 the year . . . . . . . . . . . . .      $107      $ 97      $130
Interest cost on projected benefit
 obligation . . . . . . . . . . . .       456       404       388
Actual return on plan assets. . . .      (581)     (523)     (489)
Net amortization and deferral . . .       (45)      (79)      (85)
                                         ----      ----      ----
Net periodic pension cost (income).       (63)     (101)      (56)
Supplemental pension cost . . . . .         4        11        20
                                         ----      ----      ----
                                        ($ 59)    ($ 90)    ($ 36)
                                         ====      ====      ====

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (IN THOUSANDS)

                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)

          Assumptions used in the accounting for the plans in 1992, 1991 and 1990 as of December 31 were:

                                          1992     1991      1990
                                          ----     ----      ----
Weighted average discount rates . . 8.00% 8.00% 8.00% Rate of increase in compensation
 levels . . . . . . . . . . . . . .      4.00%     4.00%     4.00%
Expected long-term rate of return on
 assets . . . . . . . . . . . . . .      8.00%     8.00%     8.00%

     The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31 for the Company's plans:

                                                            DECEMBER 31,
                                                         ----------------
                                                         1992        1991
                                                         ----        ----
Actuarial present value of benefit obligations:
    Accumulated benefit obligation, including
     vested benefits of $5,701 and $5,080 for
     1992 and 1991, respectively . . . . . . . . .      $5,755      $5,105
                                                        ------      ------
    Projected benefit obligation for service
     rendered to date. . . . . . . . . . . . . . .      (6,046)     (5,354)
    Plan assets at fair value. . . . . . . . . . .       7,631       7,305
                                                        ------      ------
    Projected benefit obligation less than plan
     assets. . . . . . . . . . . . . . . . . . . .       1,585       1,951
    Unrecognized portion as of December 31, of net
     asset existing at date of adoption of FASB
     Statement No. 87. . . . . . . . . . . . . . .        (220)       (253)
    Prior service cost not yet recognized in net
     periodic pension cost . . . . . . . . . . . .         965         380
    Unrecognized net (asset) obligation at
     December 31 . . . . . . . . . . . . . . . . .      (2,100)     (1,816)
                                                        ------      ------
     Net pension asset recognized in the
      consolidated balance sheet at December 31. .      $  230      $  262
                                                        ======      ======

     The Company has a 401(k) savings plan covering substantially all of the nonbargaining employees. Under the Plan, the Company matches (up to a maximum of three percent) 50 percent of the employee's contribution. In 1991, HUB National established a 401(k) savings plan covering substantially all of its employees. Upon the merger of HUB National into the Bank, the HUB National 401(k) Plan was discontinued and funds were distributed to the participants and were rolled into the Company's 401(k) savings plan. The Company's contributions for the nine months ended September 30, 1993 and 1992 were $90 and $42. The Company's contributions under these Plans were approximately $67, $100 and $69 for the years ended December 31, 1992, 1991 and 1990.

     In December 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FASB 106). FASB 106 establishes standards of financial accounting and reporting for an employer that offers postretirement benefits other than pensions to its employees. This standard requires employers to accrue the cost of postretirement benefits other than pensions over the careers of active employees.

     The Company and its subsidiaries previously provided medical insurance coverage and group life insurance for its retirees who met certain employment criteria. These benefits, which were funded through operations amounted to $176 and $137 in 1991 and 1990, respectively. In 1992, the Company eliminated such benefits for current and future retirees and increased the pension benefits. Current retirees receive an additional annual pension benefit of $800 and $1,000, respectively, for the base and nonbargaining plans. Future retirees of the base plan employed as of March 1, 1990 will be entitled to an $800 annual increase. Based on current policies and the restructuring of retiree benefits, there was no significant impact related to the implementation of FASB 106.

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (IN THOUSANDS)

                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)


(12) NOTE PAYABLE:

     The note was payable to the Economic Development Agency and bore interest at 75 percent of the prime rate, with a minimum rate of 7 percent and a maximum rate of 13 percent. The Company prepaid the loan in full in June 1992.


(13) COMMON STOCK:

     On April 20, 1993, the Board of Directors approved a 10 percent stock dividend payable on June 1, 1993 to holders of record at May 11, 1993.

     On October 29, 1991, the Board of Directors approved a 10 percent stock dividend payable on November 15, 1991 to holders of record at November 6, 1991.

     During 1989, the Company adopted a restricted stock plan in which 100,000 shares of the Company's common stock may be granted to officers and key employees. During 1992, the Company amended the Plan to increase the maximum number of shares of common stock which may be awarded to 330,000 shares after giving retroactive effect to the 10 percent stock dividend in April, 1993. During the nine months ended September 30, 1993 and the years ended December 31, 1992 and 1991, 20,900, 29,850 and 36,750 shares of common stock were awarded which vest between two to five years from the date of grant. At September 30, 1993 and December 31, 1992, the value of shares issued that have not been earned ($757 and $566) has been recorded as a reduction of stockholders' equity. Amortization of restricted stock awards charged to expense amounted to $205 and $203 for the nine months ended September 30, 1993 and 1992 and $272, $195 and $109 in the years ended December 31, 1992, 1991 and 1990.



     During 1993, the Company adopted a stock option plan in which 110,000 shares of the Company's common stock may be granted to non-employee directors. The options are granted at an exercise price equal to the fair market value at the date of grant and will vest and become exercisable three years after the date of grant. The plan will terminate in 2003. During 1993, 2,750 options were granted. Non-employee directors who do not elect to participate in the plan are eligible for benefits under an alternative arrangement. Under this arrangement, each non-employee director with a least three years of service upon retirement will receive a benefit (not to exceed ten years) equal to 10% of the director's retainer in effect at the date of retirement. During 1993, the Company incurred an expense of $2 related to this arrangement.



(14) RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES:

     Certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. State banking regulations allow for the payment of dividends in any amount provided that capital stock will be unimpaired and there remains an additional amount of paid-in capital of not less than 50 percent of the capital stock amount. As of September 30, 1993 and December 31, 1992, the entire undistributed earnings of the Bank, $30,346 and $25,292, respectively, was included in consolidated retained earnings and was available for distribution to the Company.

     Under Federal Reserve regulations, the Bank is also limited as to the amount it may loan to its affiliates, including the Company. All such loans are required to be collateralized by specific obligations.


(15) LEASES:

     Total rental expense for all leases amounted to approximately $655 and $690 for the nine months ended September 30, 1993 and 1992 and $858, $387 and $321 in the years ended December 31, 1992, 1991 and 1990. At

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (IN THOUSANDS)

                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)


December 31, 1992, the minimum total rental commitments under all noncancellable leases on bank premises with initial or remaining terms of more than one year were as follows:

          1993 . . . . . . . . . . . . . . .  $ 548
          1994 . . . . . . . . . . . . . . .    536
          1995 . . . . . . . . . . . . . . .    538
          1996 . . . . . . . . . . . . . . .    551
          1997 . . . . . . . . . . . . . . .    492
          Thereafter . . . . . . . . . . . .  2,011

     It is expected that in the normal course of business, leases that will expire will be renewed or replaced by leases of other properties.

(16) COMMITMENTS AND CONTINGENT LIABILITIES:

     The Company and its subsidiaries, from time to time, may be defendants in legal proceedings. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these legal proceedings will not have a material effect on the consolidated financial statements. In the normal course of business, the Company and its subsidiaries have various commitments and contingent liabilities such as commitments to extend credit, letters of credit and liability for assets held in trust which are not reflected in the accompanying financial statements.

     Loan commitments are made to accommodate the financial needs of the Company's and its subsidiaries' customers. Standby letters of credit commit the Company and its subsidiaries to make payments on behalf of customers when certain specified future events occur. They primarily are issued to support inventory purchases and performance bonds.

     Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. Collateral (e.g., securities, receivables, inventory, equipment) is obtained based on management's credit assessment of the customer.

     The Company's maximum exposure to credit loss for loan commitments (unfunded and unused lines of credit) and standby letters of credit outstanding at September 30, 1993 and December 31, 1992 was $74,670 and $12,557, and $38,461 and $12,478, respectively. Loan commitments and standby letters of credit were $45,957 and $11,487 at December 31, 1991. Commitments under commercial letters of credit used to facilitate customers trade transactions were $537, $189 and $616 at September 30, 1993, December 31, 1992 and 1991.

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (IN THOUSANDS)

                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)

     The Company's loan portfolio is diversified with no industry comprising greater than 10 percent of the total outstanding. Real estate loans are primarily made in the local lending area. The Company requires collateral on all real estate exposures and generally requires loan to value ratios of no greater than 67 percent for commercial mortgages and 75 percent for residential mortgages.


(17) HUBCO, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION:

                                                        DECEMBER 31,
                                      SEPTEMBER 30,   ----------------
 BALANCE SHEETS                           1993        1992      1991
                                      -------------   -----    -------
                                       (UNAUDITED)
ASSETS:
 Cash . . . . . . . . . . . . . .        $   168     $     3   $   189
 Investment securities. . . . . .          3,471         543       --
 Investment in:
  Bank subsidiaries . . . . . . .         71,060      55,958    39,020
  Nonbank subsidiary--HUB Financial
  Services, Inc.. . . . . . . . .            432      10,415       686
 Accounts receivable. . . . . . .            558         337       191
 Premises and equipment, net. . .          1,304       1,366     1,446
 Other assets . . . . . . . . . .            --          --        370
                                         -------     -------   -------
    Total assets. . . . . . . . .        $76,993     $68,622   $41,902
                                         =======     =======   =======
Liabilities and Stockholders' Equity:
 Accounts payable and other
  liabilities . . . . . . . . . .        $   255     $   288    $  --
 Amount due to Hudson United Bank              1          21        40
 Note payable . . . . . . . . . .            --          --        763
                                         -------     -------    ------
    Total liabilities . . . . . .            256         309       803
Stockholders' Equity. . . . . . .         76,737      68,313    41,099
                                         -------     -------   -------
    Total liabilities and
     stockholders' equity . . . .        $76,993     $68,622   $41,902
                                         =======     =======   =======

                                   NINE MONTHS
                               ENDED SEPTEMBER 30,   YEAR ENDED DECEMBER 31,
                               -------------------   -----------------------
STATEMENTS OF INCOME            1993       1992      1992    1991     1990
                               ------    --------    ----    ----    ------
                                   (UNAUDITED)

Income:
 Cash dividends from bank
  subsidiary. . . . . . . . .  $ 5,461  $ 1,939   $ 2,863   $1,912  $4,550
 Cash dividends from nonbank
  subsidiary. . . . . . . . .       --      600       600       --   1,000
 Interest and dividends . . .       59      274       307       16     103
 Rental income. . . . . . . .      179      179       238      238     238
                               -------  -------   -------   ------  ------
                                 5,699    2,992     4,008    2,166   5,891
                               -------  -------    ------   ------  ------
Expenses:
 General and administrative .      440      340       759      341     199
 Interest . . . . . . . . . .      --        35        35       57      73
                               -------  -------   -------   ------  ------
                                   440      375       794      398     272
                               -------  -------   -------   ------  ------

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (IN THOUSANDS)

                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)


                                   NINE MONTHS
                               ENDED SEPTEMBER 30,   YEAR ENDED DECEMBER 31,
                               -------------------   -----------------------
STATEMENTS OF INCOME            1993       1992      1992    1991     1990
                               ------    --------    ----    ----    ------
                                  (UNAUDITED)
Income before income tax
 expense (credit)and equity
 in undistributed net income
 of subsidiaries. . . . . . .  $ 5,259  $ 2,617   $ 3,214   $1,768  $5,619
Income tax expense (credit) .      (72)     (30)     (360)     (49)     34
                               -------  -------   -------   ------  ------
                                 5,331    2,647     3,574    1,817   5,585
Equity in undistributed net
 income of:
 Bank subsidiaries. . . . . .    5,099    4,623     6,337    3,039  (2,543)
 Nonbank subsidiary . . . . .       17    (579)     (270)     165    (827)
                               -------  -------   -------   ------  ------
 Net income . . . . . . . . .  $10,447  $ 6,691   $ 9,641   $5,021  $2,215
                               =======  =======   =======   ======  ======
STATEMENTS OF CASH FLOWS
Operating activities:
 Net income . . . . . . . . .  $10,447  $ 6,691   $ 9,641   $5,021  $2,215
 Adjustments to reconcile net
  income to net cash provided
  by operating activities--
   Provision for
    depreciation. . . . . . .       62       62        83       83      62
   Amortization expense . . .      205      227       641      478     216
   Increase in investment in
    subsidiaries. . . . . . .   (5,119) (12,644)  (26,667)  (4,219)   (130)
   Increase in accounts
    receivable. . . . . . . .     (221)    (171)     (146)    (116)    (49)
   Decrease (increase) in
    other assets. . . . . . .       --        7         7       (7)   (325)
   Increase (decrease) in
    accounts payable and
    other liabilities . . . .      (33)     618       288      (26)     25
                               -------  -------    ------   ------  ------
    Net cash provided by
     (used in)
     operating activities . .    5,341   (5,210)  (16,153)   1,214   2,014
                               -------  -------    ------   ------  ------
Investing activities:
 Redemption of certificate
  of deposit. . . . . . . . .      --       --        --       --      900
 Purchase of investment
  securities. . . . . . . . .   (2,928)    (351)     (543)     --      --
 Capital expenditures . . . .      --        (2)       (3)     --       (5)
                                ------   ------    ------   ------  ------
  Net cash provided by (used
   in) investing activities .   (2,928)    (353)     (546)     --      895
                               -------   ------    ------   ------  ------
Financing activities:
 Decrease in amount due to
  Hudson United Bank. . . . .      (20)     (15)      (19)     (18)    (19)
 Decrease in note payable . .      --      (763)     (763)     (68)    (68)
 Issuance of common stock . .      --    19,715    19,715      --      --
 Dividends paid . . . . . . .   (2,228)  (1,533)   (2,414)  (1,679) (1,631)
 Acquisition of treasury
  stock . . . . . . . . . . .      --       --         (6)      (5)   (526)
                               -------   ------    ------   ------  ------
  Net cash provided by (used
   in) financing activities .   (2,248)  17,404    16,513   (1,770) (2,244)
                               -------  -------    ------   ------  ------
  Increase (decrease) in
   cash . . . . . . . . . . .      165   11,841      (186)    (556)    665
Cash at beginning of period .        3      189       189      745      80
                               -------  -------   -------   ------  ------
Cash at end of period . . . .  $   168  $12,030   $     3   $  189  $  745
                               =======  =======   =======   ======  ======

                              HUBCO, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                     (IN THOUSANDS)

                     (DATA RELATIVE TO SEPTEMBER 30, 1993 AND 1992
                    AND FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)

(18) SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

     The following quarterly financial information for the three quarters ended September 30, 1993 and two years ended December 31, 1992 is unaudited. However, in the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the results of operations for the periods are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

                                          THREE MONTHS ENDED
                              -----------------------------------------------
                              MARCH 31      JUNE 30 SEPTEMBER 30  DECEMBER 31
                              --------      ------- ------------  -----------
1993:
 Interest income . . . .      $16,389       $16,323   $17,619
 Interest expense. . . .        5,297         4,967    5,370
 Net interest income . .       11,092        11,356    12,249
 Provision for possible
  loan losses. . . . . .          750           750     1,050
 Gain(loss)on sale of
  securities . . . . . .            4            (2)      --
 Other income. . . . . .        1,817         2,195     2,402
 Other expenses. . . . .        7,084         7,451     8,084
 Income before income
  taxes. . . . . . . . .        5,079         5,348     5,517
 Income tax expense
  (benefit). . . . . . .        1,872         1,844     1,781
 Net income. . . . . . .        3,207         3,504     3,736
 Net income per share. .          .46           .51       .54
1992:
 Interest income . . . .      $14,560       $18,482   $17,784     $16,820
 Interest expense. . . .        7,143         7,416     6,419       5,655
 Net interest income . .        7,417        11,066    11,365      11,165
 Provision for possible
  loan losses. . . . . .          615           671       615       2,215
 Loss on sale of
  securities . . . . . .          --            (15)      (11)        --
 Other income. . . . . .        1,534         1,805     1,985       2,359
 Other expenses. . . . .        6,166         9,150     8,973      10,060
 Income before income
  taxes. . . . . . . . .        2,170         3,035     3,751       1,249
 Income tax expense
  (benefit). . . . . . .          724           611       930      (1,701)
 Net income. . . . . . .        1,446         2,424     2,821       2,950
 Net income per share. .          .29           .43       .41         .43
1991:
 Interest income . . . .      $12,338       $12,435   $12,610     $14,376
 Interest expense. . . .        6,363         6,172     6,011       6,741
 Net interest income . .        5,975         6,263     6,599       7,635
 Provision for possible
  loan losses. . . . . .          510           510       510         782
 Gain (loss) on sale of
  securities . . . . . .           32            57       (57)          7
 Other income. . . . . .        1,198         1,359     1,316       1,559
 Other expenses. . . . .        5,193         5,355     5,472       6,254
 Income before income
  taxes. . . . . . . . .        1,502         1,814     1,876       2,165
 Income tax expense. . .          389           589       604         754
 Net income. . . . . . .        1,113         1,225     1,272       1,411
 Net income per share. .          .23           .25       .26         .28

                          [DELOITTE & TOUCHE LETTERHEAD]



                              INDEPENDENT AUDITOR'S REPORT


To the Board of Directors of
   Statewide Savings Bank, S.L.A.
Jersey City, New Jersey

     We have audited the accompanying consolidated statements of financial condition of Statewide Savings Bank, S.L.A. and subsidiaries (the "Bank") as of March 31, 1993 and 1992 and the related consolidated statements of operations and retained earnings and of cash flows for each of the three years in the period ended March 31, 1993. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our report.


     In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of Statewide Savings Bank, S.L.A. and subsidiaries as of March 31, 1993 and 1992, and the results of operations and their cash flows for each of the three years in the period ended March 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Note 22, the accompanying 1993 and 1992 financial statements have been restated.

     As discussed in Note 17, although the Bank was in compliance with minimum regulatory capital requirements of the OTS as of March 31, 1993, the Bank's leverage ratio at the date resulted in the Bank falling within the "undercapitalized" category for purposes of determining the scope and severity of corrective actions that regulators must take. As a result, the Bank may be subject to regulatory sanctions. The financial statement impact, if any, that might result from the failure of the Bank to maintain capital levels at least equal to the "adequately capitalized" category cannot presently be determined. Accordingly, no adjustments that may result from the ultimate resolution of this uncertainty have been made in the accompanying consolidated financial statements.


/s/ DELOITTE & TOUCHE
- --------------------
DELOITTE & TOUCHE


June 11, 1993

February 15, 1994 as to Note 22

                     STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

               MARCH 31, 1993 AND 1992 AND (UNAUDITED) SEPTEMBER 30, 1993

                                                             MARCH 31,
           ASSETS                     SEPTEMBER 30,  ------------------------
                                          1993          1993          1992
                                      ------------   -----------   -----------
                                       (UNAUDITED)    (RESTATED)    (RESTATED)
Cash and amounts due from
 depository institutions . . . . . .  $ 8,591,568   $ 5,211,833   $ 6,393,445
Federal funds sold . . . . . . . . .   10,645,000     6,100,000     6,000,000
                                      -----------   -----------   -----------
  Total cash and cash
   equivalents . . . . . . . . . . .   19,236,568    11,311,833    12,393,445

Investment securities (estimated
 market value of $18,218,875,
 $19,169,750 and $24,384,344
 at September 30, 1993 and
 March 31, 1993 and 1992,
 respectively) . . . . . . . . . . .   17,179,916    18,224,440    23,945,102
Mortgage-backed securities,
 net of amortization
 (estimated market value of
 $220,853,970, $215,480,381
 and $181,784,075 at
 September 30, 1993 and
 March 31, 1993 and 1992,
 respectively) . . . . . . . . . . .  214,730,995   208,248,187   180,303,895
Mortgage-backed securities
 available for sale
 (estimated market value of
 $6,536,569 and $7,870,900
 at September 30 and March
 31, 1993, respectively) . . . . . .    6,241,833     7,516,517            --
Loans receivable, less allowance
 for loan losses of $1,044,617,
 $1,366,001 and $1,841,404 at
 September 30, 1993 and
 March 31, 1993 and 1992,
 respectively. . . . . . . . . . . .  211,452,029   230,928,846   264,914,246
Accrued interest receivable,
 net . . . . . . . . . . . . . . . .    4,098,786     4,557,502     6,175,588
Real estate owned, net . . . . . . .   10,649,063    11,538,974    15,204,455
Federal Home Loan Bank of
 New York stock, at cost . . . . . .    4,492,600     4,492,600     4,492,600
Premises and equipment,
 net . . . . . . . . . . . . . . . .    4,037,120     3,940,211     4,287,925
Excess of cost over fair
 value of assets acquired. . . . . .   15,165,358    15,636,517    16,578,835
Other assets . . . . . . . . . . . .    2,974,669     1,465,067     3,264,876
Investment in real estate
 venture, net. . . . . . . . . . . .           --        23,806       224,144
                                     ------------   -----------   -----------
                                     $510,258,937  $517,884,500  $531,785,111
                                     ============   ===========   ===========

LIABILITIES AND RETAINED EARNINGS

LIABILITIES:
Deposits . . . . . . . . . . . . . . $432,064,108  $440,033,959  $460,925,889
Borrowed funds . . . . . . . . . . .   42,991,666    45,091,666    43,391,666
Advance payments by borrowers
 for taxes and insurance . . . . . .    1,787,401     1,844,246     2,546,772
Accounts payable and other
 liabilities . . . . . . . . . . . .    2,096,819     2,603,039     1,695,980
                                     ------------   -----------   -----------
  Total liabilities. . . . . . . . .  478,939,904   489,572,910   508,560,307

COMMITMENTS AND CONTINGENCIES

RETAINED EARNINGS -- Substantially
  restricted . . . . . . . . . . . .   31,318,943    28,311,590    23,224,804
                                     ------------   -----------   -----------
                                     $510,258,937  $517,884,500  $531,785,111
                                     ============   ===========   ===========


                     See notes to consolidated financial statements.

                                     STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

                               CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                     YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND THE (UNAUDITED) SIX MONTHS ENDED
                                               SEPTEMBER 30, 1993 AND 1992
                                                     FOR THE SIX MONTHS
                                                     ENDED SEPTEMBER 30,             FOR THE YEARS ENDED MARCH 31,
                                                 --------------------------   ------------------------------------------
                                                     1993           1992           1993           1992           1991
                                                  ----------     -----------    -----------    -----------    -----------
                                                  (UNAUDITED)    (UNAUDITED)     (RESTATED)     (RESTATED

INTEREST AND DIVIDEND INCOME:
 Interest and fees on loans . . . . . . .. . .   $ 9,706,842   $ 12,191,813   $ 22,435,670   $ 28,389,922   $ 33,076,126
 Interest on mortgage-backed
  securities. . . . . . . . . . . . . .. . . .     7,160,005      7,482,357     14,961,347     13,393,415     12,011,959
 Interest and dividends on
  investment securities . . . . . . . .  . . .       706,656      1,053,990      1,981,349      2,239,760      2,623,014
 Dividends on Federal Home
  Loan Bank Stock . . . . . . . . . . .. . . .       180,073        201,983        444,118        376,255        438,478
                                                 -----------    -----------    -----------    -----------    -----------
                                                  17,753,576     20,930,143     39,822,484     44,399,352     48,149,577
                                                 -----------    -----------    -----------    -----------    -----------
INTEREST EXPENSE:
 Deposits . . . . . . . . . . . . . . .. . . .     7,238,154     10,165,820     18,299,668     26,742,663     32,885,843
 Borrowed funds . . . . . . . . . . . .. . . .     1,606,570      1,753,275      3,529,200      3,862,905      4,501,451
                                                 -----------    -----------    -----------    -----------    -----------
                                                   8,844,724     11,919,095     21,828,868     30,605,568     37,387,294
                                                 -----------    -----------    -----------    -----------    -----------

NET INTEREST AND DIVIDEND
 INCOME BEFORE PROVISION
 FOR LOAN LOSSES . . . . . . . . . . . . . . .     8,908,852      9,011,048     17,993,616     13,793,784     10,762,283

PROVISION FOR LOAN LOSSES. . . . . . . . . . .       359,841         26,320        193,654      1,932,503        185,800
                                                 -----------    -----------    -----------    -----------    -----------

NET INTEREST AND DIVIDEND
 INCOME AFTER PROVISION
 FOR LOAN LOSSES . . . . . . . . . . . . . . .     8,549,011      8,984,728     17,799,962     11,861,281     10,576,483
                                                 -----------    -----------    -----------    -----------    -----------
OTHER INCOME:
 Service charges . . . . . . . . . . . . . . .       694,417        445,665        814,096        737,477        715,388
 Net gain on sales of mortgage-
  backed and investment securities . . . . . .            --        529,777        529,775      1,763,509         20,090
 Gain on pension plan termination. . . . . . .            --             --             --        867,000             --
 Other income. . . . . . . . . . . . . . . . .       155,832        202,469        666,119        196,420      1,003,947
                                                 -----------    -----------    -----------    -----------    -----------
                                                     850,249      1,177,911      2,009,990      3,564,406      1,739,425
                                                 -----------    -----------    -----------    -----------    -----------
OPERATING EXPENSES:
 Salaries and employee benefits. . . . . . . .     2,914,888      2,673,717      5,460,939      5,097,646      4,972,769
 Net occupancy expense of premises . . . . . .       880,378        892,762      1,767,632      1,977,097      2,054,684
 Advertising and promotion . . . . . . . . . .       130,000        130,000        262,279        252,500        180,218
 Federal insurance premiums. . . . . . . . . .       550,892        491,524        954,084        969,497        916,141
 Amortization of intangibles . . . . . . . . .       471,158        471,158        942,318        942,318        942,318
 Foreclosed real estate expense, net . . . . .       195,506        431,749        886,160      1,345,872      1,747,266
 Loss on investment in real estate -
  venture. . . . . . . . . . . . . . . . . . .            --        140,000        140,000        334,575        960,000
 Other . . . . . . . . . . . . . . . . . . . .       917,232        840,947      1,819,326      2,044,135       1,837,56
                                                 -----------    -----------    -----------    -----------    -----------
                                                   6,060,054      6,071,947     12,232,738     12,963,640     13,610,963
                                                 -----------    -----------    -----------    -----------    -----------
                                                                                                              (Continued)

                                                           F-26

                                     STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

                         CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS--(CONCLUDED)

                     YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND THE (UNAUDITED) SIX MONTHS ENDED
                                               SEPTEMBER 30, 1993 AND 1992

                                                     FOR THE SIX MONTHS
                                                     ENDED SEPTEMBER 30,             FOR THE YEARS ENDED MARCH 31,
                                                 --------------------------   ------------------------------------------
                                                     1993           1992           1993           1992           1991
                                                  -----------    -----------    -----------    -----------    -----------
                                                  (UNAUDITED)    (UNAUDITED)

INCOME (LOSS) BEFORE INCOME
 TAXES, EXTRAORDINARY CREDIT
 AND CHANGE IN ACCOUNTING
 PRINCIPLES. . . . . . . . . . . . . . . . . .   $ 3,339,206    $ 4,090,782    $ 7,577,214    $ 2,462,047    $(1,295,055)

INCOME TAXES . . . . . . . . . . . . . . . . .     1,000,694      1,350,668      2,490,428      1,461,386         34,854
                                                 -----------    -----------    -----------    -----------    -----------

INCOME (LOSS) BEFORE EXTRA-
 ORDINARY CREDIT AND CHANGE
 IN ACCOUNTING PRINCIPLE . . . . . . . . . . .     2,338,512      2,740,114      5,086,786      1,000,661     (1,329,909)

EXTRAORDINARY CREDIT--
 Utilization of net operating loss
  carryforward . . . . . . . . . . . . . . . .          --             --             --        1,233,283           --

CUMULATIVE EFFECT OF CHANGE
 IN ACCOUNTING PRINCIPLE . . . . . . . . . . .       668,841           --             --             --             --
                                                 -----------    -----------    -----------    -----------    -----------
NET INCOME (LOSS). . . . . . . . . . . . . . .     3,007,353      2,740,114      5,086,786      2,233,944     (1,329,909)
RETAINED EARNINGS,
 BEGINNING OF PERIOD . . . . . . . . . . . . .    28,311,590     23,224,804     23,224,804     20,990,860     22,320,769
                                                 -----------    -----------    -----------    -----------    -----------
RETAINED EARNINGS,
 END OF PERIOD . . . . . . . . . . . . . . . .   $31,318,943    $25,964,918    $28,311,590    $23,224,804    $20,990,860
                                                 ===========    ===========    ===========    ===========    ===========


                                     See notes to consolidated financial statements.

                                                           F-27


                                     STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND THE (UNAUDITED) SIX MONTHS ENDED
                                               SEPTEMBER 30, 1993 AND 1992

                                                     FOR THE SIX MONTHS                   FOR THE YEARS ENDED
                                                     ENDED SEPTEMBER 30,                       MARCH 31,
                                                 --------------------------   ------------------------------------------
                                                     1993           1992           1993           1992           1991
                                                  (UNAUDITED)    (UNAUDITED)    (RESTATED)     (RESTATED)

CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss). . . . . . . . . . . . . . .   $ 3,007,353    $ 2,740,114    $ 5,086,786    $ 2,233,944   $ (1,329,909)
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Provision for loan losses . . . . . . . . . .       359,841         26,320        193,654      1,932,503        185,800
  Provision for losses on foreclosed
   real estate. . . . . . . . . . . . . . . . .          --          198,680        465,790        601,509      1,588,754
  Provision for losses on real estate
   ventures . . . . . . . . . . . . . . . . . .            --        140,000        140,000        334,575        960,000
  Amortization of deferred premiums
   and unearned discounts-- net . . . . . . . .      (520,337)        14,402     (1,362,249)      (371,484)      (993,467)
  Depreciation and amortization . . . . . . . .       709,614        724,225      1,438,143      1,619,257      1,724,528
  Net gain on sales of mortgage-backed
   and investment securities. . . . . . . . . .          --         (529,775)      (529,775)    (1,763,509)       (20,090)
  Loss (gain) on sale of premises and
   equipment. . . . . . . . . . . . . . . . . .          --           --             --              1,218        (28,690)
  (Gain) loss on sale of real estate
   owned. . . . . . . . . . . . . . . . . . . .      (123,836)       (82,382)       (80,016)        11,398        (21,589)
  Equity in loss of joint venture . . . . . . .        23,806         63,315         60,337        125,444         80,410
 Changes in assets and liabilities:
  Decrease in accrued interest
   receivable . . . . . . . . . . . . . . . . .       458,716        223,880      1,618,086        323,896        (18,731)
  Increase (decrease) in accrued
   interest payable . . . . . . . . . . . . . .           366        (20,002)       (29,750)      (109,388)       (48,460)
  Decrease (increase) in other assets . . . . .    (1,509,602)     1,799,871      1,799,809     (1,649,008)      (953,896)
  (Decrease) increase in accounts
   payable and other liabilities. . . . . . . .      (499,728)       671,992        921,910        626,115        (79,527)
                                                   ----------     ----------     ----------     ----------      ---------
  Net cash provided by operating
   activities . . . . . . . . . . . . . . . . .     1,906,193      5,970,640      9,722,725      3,916,470      1,045,133
                                                   ----------     ----------     ----------     ----------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Proceeds from principal collections
  and repayments of loans net of
  originations . . . . . . . . . . . . . . . .    18,404,523     15,636,658     34,063,625     33,827,049     31,841,285
 Proceeds from mortgage-backed
  securities principal repayments. . . . . . .    41,637,512     15,026,198     44,105,654     15,101,748     10,508,814
 Proceeds from sale of mortgage-
  backed securities. . . . . . . . . . . . . .          --       10,697,723     11,232,594     39,626,639      3,043,125
 Purchase of mortgage-backed
  securities . . . . . . . . . . . . . . . . .   (46,025,070)   (43,224,063)   (89,186,951)   (90,684,869)   (22,844,896)
 Purchase of investment securities . . . . . .    (2,002,500)    (8,098,750)    (8,098,750)   (24,298,090)    (5,989,028)
 Proceeds from sale of investment
  securities . . . . . . . . . . . . . . . . .          --             --        1,000,000      2,697,047           --
 Proceeds from maturities of
  investment securities. . . . . . . . . . . .     3,000,000      3,000,000     12,700,000     21,190,000     13,650,000
 Proceeds from sale of and payments on
  real estate owned. . . . . . . . . . . . . .     1,503,846      2,200,344      3,648,558      2,561,321        191,857


                                                           F-28

                                     STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

                                    CONSOLIDATED STATEMENTS OF CASH FLOWS--(CONTINUED)

                     YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND THE (UNAUDITED) SIX MONTHS ENDED
                                               SEPTEMBER 30, 1993 AND 1992

                                                     FOR THE SIX MONTHS                   FOR THE YEARS ENDED
                                                     ENDED SEPTEMBER 30,                       MARCH 31,
                                                 --------------------------   ------------------------------------------
                                                     1993           1992           1993           1992           1991
                                                  (UNAUDITED)    (UNAUDITED)

Improvements to real estate owned. . . . . . .       (30,851)      (175,077)      (241,400)      (381,559)      (730,420)
Purchases of premises and equipment. . . . . .      (335,364)      (100,222)      (148,110)      (123,764)      (134,191)
Proceeds from repayment of advances
 to real estate ventures . . . . . . . . . . .          --             --             --             --           33,000
Proceeds from sale of premises and
 equipment . . . . . . . . . . . . . . . . . .          --             --             --             --           28,690
                                                 -----------    -----------    -----------     ----------     ----------
  Net cash provided by (used in)
   investing activities. . . . . . . . . . . .    16,152,096     (5,037,189)     9,075,220       (484,478)    29,598,236
                                                 -----------    -----------    -----------     ----------     ----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Net (decrease) increase in deposit
  accounts . . . . . . . . . . . . . . . . . .  $ (7,976,709)  $ (9,560,555)  $(20,877,031)   $ 6,208,853   $(30,153,198)
 Repayment of Federal Home Loan
  Bank advances. . . . . . . . . . . . . . . .    (3,150,000)   (12,650,000)    (7,800,000)   (20,800,000)    (6,300,000)
 Advances from the Federal Home
  Loan Bank. . . . . . . . . . . . . . . . . .     1,050,000     17,500,000      9,500,000     15,000,000      9,000,000
 Net decrease in securities sold under
  agreements to repurchase . . . . . . . . . .          --             --             --             --       (6,043,000)
 (Decrease) increase in advance
  payments by borrowers for taxes
  and insurance. . . . . . . . . . . . . . . .       (56,845)       (45,947)      (702,526)       988,004       (107,703)
                                                 -----------    -----------    -----------     ----------     ----------
  Net cash (used in) provided by
   financing activities. . . . . . . . . . . .    10,133,554     (4,756,502)   (19,879,557)     1,396,857    (33,603,901)
                                                 -----------    -----------    -----------     ----------     ----------
NET (DECREASE) INCREASE IN CASH
 AND CASH EQUIVALENTS. . . . . . . . . . . . .     7,924,735     (3,823,051)    (1,081,612)     4,828,849     (2,960,532)

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD . . . . . . . . . . . . .    11,311,833     12,393,445     12,393,445      7,564,596     10,525,128
                                                 -----------    -----------    -----------     ----------     ----------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD . . . . . . . . . . . . . . . .   $19,236,568    $ 8,570,394    $11,311,833    $12,393,445    $ 7,564,596
                                                 ===========    ===========    ===========    ===========     ==========
SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION:
  Cash paid during the year for:
   Interest. . . . . . . . . . . . . . . . . .   $ 8,844,356    $11,939,097    $21,858,618    $30,714,956    $37,387,294
                                                 ===========    ===========    ===========    ===========     ==========
 Income taxes. . . . . . . . . . . . . . . . .   $ 2,095,183    $ 1,260,884    $ 1,626,162    $    91,500    $   191,879
                                                 ===========    ===========    ===========    ===========     ==========
SUPPLEMENTAL NON-CASH
 INVESTING ACTIVITIES:
 Transfer from loans receivable to
  real estate owned, net . . . . . . . . . . .   $   459,248    $   527,881    $ 1,286,971   $ 12,119,925    $ 3,328,840
                                                 ===========    ===========    ===========    ===========    ===========
 Loans to facilitate the sale of
  property . . . . . . . . . . . . . . . . . .   $   105,000    $   812,820    $ 1,159,520    $ 3,362,985    $      --
                                                 ===========    ===========    ===========    ===========    ===========
 Transfer of mortgage-backed
  securities to mortgage-backed
  securities availablefor sale . . . . . . . .   $    --        $    --        $ 7,516,517    $      --      $      --
                                                 ===========    ===========    ===========    ===========    ===========

                                     See notes to consolidated financial statements.

                                                           F-29

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation--The consolidated financial statements include the accounts of Statewide Savings Bank, S.L.A. (the "Bank") and its wholly-owned subsidiaries, Seventy Sip Corporation, Statewide Atlantic Corporation and Statewide Financial Services Inc. All significant intercompany balances and transactions have been eliminated. Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.

     Investment Securities and Mortgage-Backed Securities--Investment and mortgage-backed securities held for investment are stated at cost, adjusted for amortization of premiums and accretion of discounts. Investment securities gains and losses are determined on a specific identification basis. Investment and mortgage-backed securities are stated at amortized cost because the Bank has both the ability to hold the securities to maturity and the intent of management is to hold such securities to maturity. In the event that management determines to hold securities for an indefinite period of time, including securities that management intends to use as part of its asset/liability strategy, or securities that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase capital or similar factors, such securities are classified as available for sale. Securities available for sale are carried at the lower of amortized cost or market value.

     Marketable equity securities are carried at the lower of cost or market with any market adjustments recorded to equity.

     Loan Fees and Discounts--Nonrefundable loan origination fees net of certain direct loan origination costs are deferred. Net deferred fees are amortized as an adjustment of the yield over the life of the loan by use of the effective interest method. Fees and costs associated with lending transactions prior to April 1, 1988 are amortized on a straight-line basis. Discounts on loans purchased which are probable of collection are recognized as an adjustment to the yield over the life of the loans by use of the effective interest method.

     Non-performing loans are defined as loans where management has determined that the borrowers may be unable to meet contractual principal or interest obligations or where interest or principal is 90 days or more past due, unless the loans are well secured and in the process of collection. The Bank's policy with regard to non-performing loans is to continue to accrue interest but to provide a full reserve against the amount accrued including interest previously accrued. Therefore, interest income is not recognized unless the financial condition and payment record of the borrower warrant the recognition of interest income. Interest on loans that have been restructured is accrued according to the renegotiated terms.


     Provision for Loan Losses--Provision for loan losses is established through charges to earnings. Loan losses (loans charged off net of recoveries) are charged against the allowance for loan losses when management believes that the recovery of principal is unlikely. If, as a result of loans charged off or increases in the size or risk characteristics of the loan portfolio, the allowance is below the level considered by management to be adequate to absorb future loan losses on existing loans, the provision for loan losses is increased to the level considered necessary to provide an adequate allowance. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of the loans. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and economic conditions that may affect the borrowers' ability to pay. Economic conditions may result in the necessity to change the allowance quickly in order to react to deteriorating financial conditions of the Bank's borrowers. As a result, additional provisions on existing loans may be required in the future if borrowers' financial conditions deteriorate or if real estate values decline.

     Real Estate Owned--Real estate properties acquired through loan foreclosure or that are in-substance foreclosures are recorded at the lower of cost or estimated fair value at time of foreclosure with any write-down charged against the allowance for loan losses. Subsequent valuations are periodically performed by management and the carrying value is adjusted by a charge to expense to reflect any subsequent declines in the estimated fair value. Further declines in real estate values may result in increased foreclosed real estate expense in the future. Routine

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992

holding costs are charged to expense as incurred and improvements to real estate owned that enhance the value of real estate owned are capitalized.

     Gains on the sale of real estate are recognized upon disposition of the property to the extent allowable based upon certain down payment and other requirements. Losses are charged to operations as incurred.

     Premises and Equipment--Premises and equipment are stated at cost, less accumulated depreciation and amortization. Provisions for depreciation of premises and equipment are computed using the straight-line method over three to ten years for furniture, fixtures and equipment and forty years for buildings. Amortization of leasehold improvements is provided using the straight-line method over the terms of the respective lease or the estimated useful life of the improvement, whichever is shorter.

     Excess of Cost Over Assets Acquired, Net of Amortization--The cost in excess of fair value of net assets acquired in business combinations ("goodwill") is amortized to expense over a period of twenty years using the straight-line method.

     Under the capital standards contained in the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), goodwill is a reduction from retained income in calculating tangible capital. The Bank must maintain tangible capital of not less than l.5% of total adjusted assets and must have core capital equal to 3% of total adjusted assets, of which qualifying supervisory goodwill may be included in core capital not to exceed 1% of total adjusted assets through December 31, 1992 and declining annually thereafter until it is completely phased out on January 1, 1995. Additionally, for capital purposes, qualifying supervisory goodwill is amortized over a twenty-year period. At March 31, 1993, all of the Bank's goodwill qualified as supervisory goodwill. This supervisory goodwill represents approximately 3.0% of total assets.

     Investment in Real Estate Venture--One of the Bank's subsidiaries is a participant in a joint venture engaged in the development and sale of residential land and homes. The Bank's investment in such venture is accounted for by the equity method. The joint venture follows the policy of capitalizing interest and real estate taxes incurred as a cost of the property under development.

     Income Taxes--The Bank and its subsidiaries file a consolidated Federal income tax return on a calendar year basis. Income taxes are allocated to the Bank and its subsidiaries based on the use of their income or loss in the consolidated return. Separate state income tax returns are filed by the Bank and its subsidiaries.

     The provision for income taxes is based upon earnings reported, after permanent differences. Deferred income taxes are provided for timing differences in the reporting of income and expenses for financial statement and income tax purposes.

     Effective April 1, 1993, the Bank was required to change its method of accounting for income taxes to comply with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). This Statement will require the Bank to use an asset and liability method for financial accounting and reporting for income taxes. Bank management has determined the effect on the Bank from adoption of this new standard will not be material to the financial statements.

     Cash and Cash Equivalents--For purposes of reporting cash flows, the Bank considers cash and amounts due from depository institutions and Federal funds sold as cash and cash equivalents.


2. FEDERAL FUNDS SOLD

     Federal funds sold consist of the following:

                                                    MARCH 31,
                                                -----------------
                                                1993       1992
                                                ----       -----
Federal funds sold:
 Due within one day with an interest rate of
 3.25% and 3.875% at March 31, 1993
 and 1992, respectively. . . . . . . . . .   $6,100,000 $6,000,000
                                             ========== ==========

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992

3. INVESTMENT SECURITIES

     The amortized cost and estimated market values of investments in debt securities are as follows:

                                              MARCH 31, 1993
                                ---------------------------------------------
                                             GROSS      GROSS      ESTIMATED
                                AMORTIZED UNREALIZED UNREALIZED     MARKET
                                  COST       GAINS     LOSSES        VALUE
                                  ----       -----     ------        -----
U.S. Treasury securities
 and obligations of U.S.
 government corporations and
 agencies maturing:
  Within one year. . . . . . $ 4,027,939   $ 22,061     $ --    $ 4,050,000
  After one year but within
   five years. . . . . . . .  11,151,816    597,247       --     11,749,062
  More than five years . . .   3,013,085    266,602       --      3,279,688
Other. . . . . . . . . . . .      31,600     59,400       --         91,000
                              ----------   --------     ----    -----------
                             $18,224,440   $945,310     $ --    $19,169,750
                             ===========   ========     ====    ===========

                                              MARCH 31, 1992
                                ---------------------------------------------
                                             GROSS      GROSS      ESTIMATED
                                AMORTIZED UNREALIZED UNREALIZED     MARKET
                                  COST       GAINS     LOSSES        VALUE
                                  ----       -----     ------        -----

U.S. Treasury securities
 and obligations of U.S.
 government corporations and
 agencies maturing:
  Within one year. . . . . . $12,717,849   $262,370  $  --      $12,980,219
  After one year but within
   five years. . . . . . . .   6,052,605    107,808   17,913      6,142,500
  More than five years . . .   5,143,048      4,144    4,692      5,142,500
Other. . . . . . . . . . . .      31,600     87,525      --         119,125
                              ----------   --------     ----    -----------
                             $23,945,102   $461,847  $22,605    $24,384,344
                             ===========   ========  =======    ===========

     Investment securities, with an amortized cost totalling $3,865,413 and $5,163,225 were pledged at March 31, 1993 and 1992, respectively, to secure public deposits.

     Proceeds from the sale of investment securities were $1,000,000, $2,697,047 and $-0- in 1993, 1992 and 1991, respectively. The 1993 sales resulted in no gross realized gains or losses. The 1992 sales resulted in gross realized gains of $1,896 and no gross realized losses.


4. MORTGAGE-BACKED SECURITIES

     The amortized cost and estimated market values of mortgage-backed securities are as follows:

                                              MARCH 31, 1993
                                ---------------------------------------------
                                             GROSS      GROSS      ESTIMATED
                                AMORTIZED UNREALIZED UNREALIZED     MARKET
                                  COST       GAINS     LOSSES        VALUE
                                  ----       -----     ------        -----

GNMA guaranteed pass-through
 certificates (net of
 deferred premiums of
 $75,038). . . . . . . . . .$ 56,531,911 $3,187,578   $16,078  $ 59,703,411

FHLMC pass-through
 certificates (net of
 deferred premiums of
 $1,031,143) . . . . . . . .  72,923,047  2,383,193    25,603    75,280,637

FNMA pass-through
 certificates (net of
 deferred premiums of
 $1,578,577) . . . . . . . .  78,793,229  1,720,494    17,390    80,496,333
                            ------------ ----------   -------   -----------
                            $208,248,187 $7,291,265   $59,071  $215,480,381
                            ============ ==========   =======  ============

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992

                                              MARCH 31, 1992
                               ----------------------------------------------
                                             GROSS      GROSS      ESTIMATED
                                AMORTIZED UNREALIZED UNREALIZED     MARKET
                                  COST       GAINS     LOSSES        VALUE
                                  ----       -----     ------        -----

GNMA guaranteed pass-through
 certificates (net of
 deferred premiums of
 $104,356) . . . . . . . . .$ 57,453,437 $1,179,192  $ 535,821  $ 58,096,808

FHLMC pass-through
 certificates (net of
 deferred premiums of
 $1,157,198) . . . . . . . .  99,215,197  1,340,922    451,129   100,104,990

FNMA pass-through
 certificates (net of
 deferred premiums of
 $549,869) . . . . . . . . .  23,635,261    216,913    269,897    23,582,277
                             ----------- ---------- ----------  ------------
                            $180,303,895 $2,737,027 $1,256,847  $181,784,075
                            ============ ========== ==========  ============

     Issuers of these securities have the ability to prepay them.
Mortgage-backed securities with an amortized cost totalling $60,571,375 and $55,702,919 were pledged at March 31, 1993 and 1992 to secure Federal Home Loan Bank of New York advances.

     Proceeds from the sales of mortgage-backed securities were $11,232,594, $39,626,639 and $3,043,125 in 1993, 1992 and 1991, respectively. The 1993,
1992 and 1991 sales resulted in gross realized gains of $529,775, $1,761,613 and $20,090, respectively, and no gross realized losses.


5. LOANS RECEIVABLE, NET

     Loans consist of the following:

                                               MARCH 31,
                                      ---------------------------
                                         1993             1992
                                         ----             ----
First mortgage loans:
 Conventional. . . . . . . . . . .    $183,534,608   $213,242,034
 FHA insured and VA guaranteed . .      28,854,964     33,864,490
 Construction. . . . . . . . . . .         248,853        248,853
                                      ------------   ------------
                                       212,638,425    247,355,377
                                      ------------   ------------
Consumer loans:
 Home improvement. . . . . . . . .      10,054,618     11,359,827
 Second mortgage . . . . . . . . .       8,394,583      6,966,409
 Student . . . . . . . . . . . . .         146,080        229,382
 Passbook. . . . . . . . . . . . .         450,555        567,071
 Automobile. . . . . . . . . . . .           2,820         10,636
 Home equity line of credit. . . .       1,790,718      1,876,246
 Personal line of credit . . . . .         219,110         21,411
                                      ------------   ------------
                                        21,058,484     21,030,982
                                      ------------   ------------
Total loans. . . . . . . . . . . .     233,696,909    268,386,359
                                      ------------   ------------
Less:
 Deferred loan fees. . . . . . . .        (654,773)      (663,105)
 Unearned discounts  . . . . . . .        (747,289)      (967,604)
 Allowance for losses. . . . . . .      (1,366,001)    (1,841,404)
                                      ------------   ------------
                                        (2,768,063)    (3,472,113)
                                      ------------   ------------
                                      $230,928,846   $264,914,246
                                      ============   ============

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992

     At March 31, 1993 and 1992, the Bank serviced loans for others amounting to $15,875,647 and $23,235,536, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with these loans serviced for others, the Bank held borrowers' escrow balances of $219,338 and $370,546 at March 31, 1993 and 1992, respectively.

     Loans three or more months in arrears or in the process of foreclosure were: Conventional first mortgage loans -- $1,449,559 and $1,908,726; FHA insured and VA guaranteed -- $666,584 and $670,622; consumer loans -- $509,097 and $603,110; and construction loans $248,853 and $-0- at March 31, 1993 and 1992, respectively.

     The amount of non-accruing loans at March 31, 1993 and 1992 was $2,133,466 and $2,511,835, respectively, which represents .91% and .94%, respectively, of total loans outstanding. The total interest income that would have been recorded for the years ended March 31, 1993 and 1992, had these loans been current in accordance with their original terms, or since the date of origination if outstanding for only part of the year, was approximately $188,822 and $94,560, respectively.

     Activity in the allowance for loan losses was as follows:

                                         YEAR ENDED MARCH 31,
                              ------------------------------------------
                                    1993         1992         1991
                                    ----         ----         ----
Balance, beginning of year . .     $1,841,404   $1,697,711   $2,048,391
Provision for loan losses. . .        193,654    1,932,503      185,800
Charge-offs. . . . . . . . . .       (688,332)  (1,788,810)    (537,480)
Recoveries . . . . . . . . . .         19,275         --             --
                                   ----------   ----------   ----------
Balance, end of year . . . . .     $1,366,001   $1,841,404   $1,697,711
                                  ===========   ==========   ==========

     Residential mortgage loans totalled approximately $189 million and $225 million at March 31, 1993 and 1992, respectively. These loans are primarily secured by real estate in New Jersey.

     The Bank holds in their portfolio commercial real estate loans, multi-family residential loans, construction loans and land loans which totalled approximately $23.6 million and $22.5 million, net of loans in process and allowance for losses, at March 31, 1993 and 1992, respectively. These loans are considered by management to be of somewhat greater risk of uncollectibility due to the dependency on income production or future development of the real estate.

     Of these commercial real estate loans at March 31, 1993, $4.8 million are collateralized by multi-family residential properties, $249,000 by construction properties, $2.2 million by land properties and $16.3 million by commercial properties. Additionally, the majority of these loans are collateralized by real estate in New Jersey, which, in general, is experiencing a weak real estate market.

     The Office of Thrift Supervision (OTS) regulatory capital regulations, issued November 6, 1989, require that the portion of nonresidential construction and land loans in excess of 80% loan-to-value ratio be deducted from total capital for purposes of the risk-based capital standard over a 5-year-phase-in period commencing July 1, 1990. At March 31, 1993, the Bank had no investment in loans subject to this deduction.

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992

     The Bank's loan portfolio includes both adjustable and fixed interest rate loans. At March 31, 1993, the approximate composition of these loans was as follows:

          FIXED RATE                           ADJUSTABLE RATE
- ----------------------------------   ------------------------------------
  TERM TO                   BOOK     TERM TO RATE                 BOOK
 MATURITY                   VALUE     ADJUSTMENT                  VALUE
 --------                   -----    ------------                 -----
Within 1 year . . . .  $ 15,659,000  Within 1 year . . . . . .  $ 81,947,000
1 to 3 years. . . . .     3,461,000  1 to 3 years. . . . . . .    11,269,000
3 to 5 years. . . . .     9,071,000  3 to 5 years. . . . . . .     7,559,000
5 to 10 years . . . .    28,686,000  5 to 10 years . . . . . .     1,977,000
10 to 20 years. . . .    41,981,000
Over 20 years . . . .    32,087,000
                        -----------                             ------------
                       $130,945,000                             $102,752,000
                      =============                             ============

     The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the prime rate, the appropriate treasury constant maturity rate, or the Federal Home Loan Bank advance rate. Future market factors may affect the correlation of the interest rate adjustments with the rates the Bank pays on short-term deposits and borrowings that have been primarily utilized to fund these loans.

     Under FIRREA, the Bank may not originate real estate loans to one borrower in excess of 15% of its unimpaired capital except for loans that do not exceed $500,000. This results in a dollar limitation of approximately $2,000,000 at March 31, 1993.


6. PREMISES AND EQUIPMENT, NET

     Premises and equipment consists of the following:

                                                   MARCH 31,
                                          ---------------------------
                                             1993          1992
                                             ----          ----
Land . . . . . . . . . . . . . . . . . . $ 1,056,425     $ 1,056,425
Buildings. . . . . . . . . . . . . . . .   4,157,035       4,139,744
Leasehold improvements . . . . . . . . .     444,677         444,677
Furniture, fixtures and equipment. . . .   4,809,687       4,773,456
                                         -----------     -----------
                                          10,467,824      10,414,302
Less accumulated depreciation and
 amortization. . . . . . . . . . . . . .  (6,527,613)     (6,126,377
                                         -----------     -----------
                                         $ 3,940,211     $ 4,287,925
                                         ===========     ===========

     Depreciation expense included in occupancy and office operations in the consolidated statements of operations and retained earnings amounted to $495,825, $676,939 and $782,209 for the years ended March 31, 1993, 1992 and
1991, respectively.


7. INVESTMENT IN REAL ESTATE VENTURE, NET

     The Bank, through its subsidiary, has an investment in a real estate venture engaged in the acquisition and development of real estate at March 31, 1993. The Bank's investment in such venture is as follows:

                                                  MARCH 31,
                                           --------------------------
                                             1993            1992
                                             ----            -----
Capital contributions to real estate
 venture . . . . . . . . . . . . . . . .  $1,443,500       $1,443,500
Equity in retained earnings (accumulated
 deficit) of real estate venture . . . .    (945,119)        (884,781)
Allowance for losses . . . . . . . . . .    (474,575)        (334,575)
                                          ----------       ----------
                                          $   23,806       $  224,144
                                          ==========       ==========

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992

     The Bank's equity in the income (loss) of the real estate venture, which is included in other operating expenses in the consolidated statements of income and retained earnings amounted to $(60,337) and $(125,444) and $(67,286) for the years ended March 31, 1993, 1992 and 1991, respectively. Included in loss on investment in real estate venture in the consolidated statements of income and retained earnings for the years ended March 31, 1993, 1992 and 1991 are provisions for losses of $140,000, $334,575 and $96,000, respectively.

     The ability of the Bank (and its service corporation) to recover the carrying value of its investment in the real estate venture is based upon future sales of the single family residences the joint venture is developing. The ability to affect such sales is subject to market conditions and other factors, all of which are beyond the Bank's control.


 8. REAL ESTATE OWNED, NET

                                                 MARCH 31,
                                         -------------------------
                                           1993           1992
                                           ----           ----
Acquired by foreclosure or deed in
 lieu of foreclosure . . . . . . . .    $ 1,833,120    $ 2,039,016
Loans foreclosed in-substance. . . .     11,532,333     15,092,519
                                         13,365,453     17,131,535
Less allowance for losses. . . . . .     (1,826,479)    (1,927,080)
                                        -----------    -----------
                                       $ 11,538,974   $ 15,204,455
                                       ============   ============

     Activity in the allowance for losses for real estate owned was as follows:

                                               MARCH 31,
                                --------------------------------------
                                   1993         1992         1991
                                   ----         ----         ----
Balance, beginning of year . .  $1,927,080    $1,588,754  $   24,121
Provision for losses . . . . .     465,790       601,509   1,588,754
Charge-offs. . . . . . . . . .    (566,391)     (263,183)    (24,121)
                                ----------    ----------  ----------
Balance, end of year . . . . .  $1,826,479    $1,927,080  $1,588,754
                                ==========    ==========  ==========

     Results of real estate operations were as follows:

                                            March 31,
                                -------------------------------------
                                  1993          1992         1991
                                  ----          ----         ----
Acquired by foreclosure or deed
 in lieu of foreclosure:
 Net loss on sales of real
  estate . . . . . . . . . . .   $ 55,334      $ 39,263   $       --
 Holding costs . . . . . . . .    365,036       705,100      158,512
 Provision charged to
  operations . . . . . . . . .    465,790       601,509    1,588,754
                                 --------    ----------   ----------
Foreclosed real estate expense,
 net . . . . . . . . . . . . .   $886,160    $1,345,872   $1,747,266
                                 ========    ==========   ==========


9. ACCRUED INTEREST RECEIVABLE, NET

     Accrued interest receivable consists of the following:

                                                   MARCH 31,
                                       -----------------------------
                                            1993            1992
                                            ----            ----
Loans. . . . . . . . . . . . . . . .     $2,720,095     $4,241,640
Investment securities. . . . . . . .        305,876        395,293
Mortgage-backed securities . . . . .      1,531,531      1,538,655
                                         ----------     ----------
                                         $4,557,502     $6,175,588
                                         ==========     ==========

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992


10. DEPOSITS

     The weighted average cost of funds on deposit at March 31, 1993 and 1992 was 3.55% and 4.92%, respectively. A summary of deposits by type of account is as follows:

                            MARCH 31, 1993                    MARCH 31, 1992
                     ---------------------------- --------------------------
                                    WEIGHTED AVG.              WEIGHTED AVG.
                           AMOUNT   INTEREST RATE    AMOUNT    INTEREST RATE
                           -------  -------------    ------    -------------
Passbook Savings . .  $ 106,078,461    3.05%     $ 98,353,635        4.15%
Money Market
 Passbook. . . . . .     54,555,647    3.05%       55,565,699        4.15%
Club Accounts. . . .      1,790,112    4.00%        2,028,446        4.00%
Non-Interest Bearing
 Demand Accounts . .      7,796,933                 7,113,614
Super NOW Accounts .     70,889,233    3.40%       67,359,727        4.77%
Money Market NOW
 Accounts. . . . . .        529,897    3.05%          499,426        4.15%

Certificates of deposit
 maturing:
One year or less . .    165,509,381    3.67%      174,286,970        5.34%
One to three years .     27,489,871    5.60%       46,418,709        7.19%
Three to five
 years . . . . . . .      4,761,078    7.78%        8,651,172        8.15%
Thereafter . . . . .        592,325    8.30%          592,571        7.69%
                       ------------              ------------
Total certificates .    198,352,655    3.99%      229,949,422        5.57%

Accrued interest
 payable on savings
 deposits. . . . . .         41,021                    55,920
                       ------------              ------------
                       $440,033,959              $460,925,889
                       ============              ============

     At March 31, 1993, the Bank had approximately $26,410,000 of certificates of deposit and other deposits of $100,000 or more.


11. BORROWED FUNDS

     Borrowed funds at March 31, 1993 and 1992 which consist of advances from the Federal Home Loan Bank of New York ("FHLBNY") are collateralized by $60,571,375 and $55,702,900, respectively, of pledged mortgage-backed securities, as well as stock in the Federal Home Loan Bank of New York. These advances had interest rates payable ranging from 3.63% to 9.30% and 4.18% to 9.26%, at March 31, 1993 and 1992, respectively. The weighted average rate payable at such dates was 7.64% and 8.23%, respectively. Such advances mature as follows:

                                              MARCH 31,
                                      --------------------------
                                         1993           1992
MATURITY                                AMOUNT         AMOUNT
- --------                                ------         ------
One year or less . . . . . . . . . .  $15,800,000   $15,800,000
One to two years . . . . . . . . . .    6,300,000     6,300,000
Two to three years . . . . . . . . .    6,300,000     6,300,000
Three to four years. . . . . . . . .    6,300,000     6,300,000
Four to five years . . . . . . . . .    2,391,666     6,300,000
Thereafter . . . . . . . . . . . . .    8,000,000     2,391,666
                                      -----------   -----------
                                      $45,091,666   $43,391,666
                                      ===========   ===========

     At March 31, 1993, the Bank had available from the FHLBNY a line of credit for $26,723,650 at an interest rate of 3.63% which expires October 30, 1993. At March 31, 1993, the Bank borrowed $9,500,000 from this credit line which is included in the borrowed funds above.

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992

     The following table sets forth the maximum month-end balance and average balance of FHLBNY advances for the periods indicated:

                                            MARCH 31,
                                  -----------------------------
                                      1993           1992
                                     AMOUNT         AMOUNT
                                     ------         ------
Maximum balance:
 FHLBNY advances . . . . . . .    $55,216,666    $52,149,999
Average balance:
 FHLBNY advances . . . . . . .     48,729,166     45,154,166
 Weighted average interest
  rate of FHLBNY advances. . .          6.16%          7.50%


12. INCOME TAXES

     The Bank qualifies as a thrift institution under the provisions of the Internal Revenue Code and is therefore permitted to deduct from taxable income an allowance for bad debts based on a percentage of taxable income before such deduction less certain adjustments or actual loan loss write-offs. For tax years beginning after December 31, 1986, the percentage is 8%. In the future, if the Bank fails to meet the federal income tax requirements necessary to permit it to deduct an allowance for bad debts, the Bank's effective federal income rate could increase to the maximum rate prevailing under the law at that time.

     Retained earnings at March 31, 1993 and 1992, includes approximately $5,903,000 of such bad debt, for which federal income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to federal income tax at the then current rate.

                                         YEAR ENDED MARCH 31,
                                    ------------------------------
                                       1993       1992       1991
                                       ----       ----       ----
Current provision:
 Federal . . . . . . . . . . . .   $1,416,117 $  140,616   $    --
 State . . . . . . . . . . . . .      223,384     87,487    34,854
 Tax equivalent of the operating
  loss utilized. . . . . . . . .          --   1,233,283        --
                                    ---------  ---------   -------
                                    1,639,501  1,461,386    34,854
                                   ---------- ----------   -------
Deferred income tax:
 Federal . . . . . . . . . . . .      849,594       --          --
 State . . . . . . . . . . . . .        1,333       --          --
                                   ----------  ---------   -------
                                      850,927       --          --
                                   ----------  ---------   -------
                                   $2,490,428 $1,461,386   $34,854
                                   ========== ==========   =======

     Deferred taxes arise from the recognition of certain items of revenue and expense for tax purposes in years different from those in which they are recognized in the financial statements. Deferred income taxes result from timing differences primarily related to accelerated tax depreciation and the recognition of loan fees and discounts on securities.

     During 1992, the Bank utilized the remaining amount of its book and tax net operating loss carryforward.

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992

     A reconciliation of the statutory Federal income tax rate to the effective income tax rate follows:

                                        YEAR ENDED MARCH 31,
                                     ---------------------------
                                      1993      1992      1991
                                      ----      ----      ----
Statutory Federal income
 tax rate. . . . . . . . . . . . .     34.0%     34.0%   (34.0)%
Statutory Federal bad debt
 deduction . . . . . . . . . . . .      1.8       7.8      4.1
Amortization of goodwill . . . . .      3.9      13.1     24.7
Excise tax . . . . . . . . . . . .      --        5.5      --
Net amortization of discounts and
 premiums of acquired association.      (.6)     (2.6)    (7.8)
State income tax . . . . . . . . .      (.1)     (1.2)     1.8
Unrecognized benefit of net
 operating loss carryforward to
 future years. . . . . . . . . . .      --        --      13.9
Other. . . . . . . . . . . . . . .      --        (.8)    13.9
                                       ----      ----    -----
Effective income tax rate. . . . .     39.0%     55.8%     2.7%
                                       ====      ====    =====

     Savings and loan associations that meet certain definitional tests and other conditions prescribed by the Internal Revenue Code are allowed to deduct, within limitations, a bad debt deduction. This deduction can be computed as a percentage of taxable income before such deduction or based upon actual loss experience. For the years ended March 31, 1993, 1992 and 1991, the Bank employed the actual loss experience method.


     Prepaid income taxes, amounting to approximately $212,883 and $88,000 at March 31, 1993 and 1992, respectively, are included in other assets in the statements of consolidated financial condition.




13. EMPLOYEE BENEFIT PLAN

     On August 19, 1991, the Board of Directors authorized the termination of the Bank's non-contributory defined benefit plan which covered substantially all full-time employees. The termination was effective December 31, 1991 and participants in the plan became fully vested on that date. The Bank recorded a pretax curtailment gain of $867,000 (net of $400,000 excise tax) which is included in the statement of consolidated income and retained earnings, for the year ended March 31, 1992.

     In conjunction with the Bank's termination of the non-contributory defined benefit plan, the Bank established a 401(k) Profit Sharing Plan (the "Plan") covering all employees; whereby employees can invest up to 18% of their earnings. The Bank will contribute 50% of each employee's contribution, not to exceed 6% of their annual earnings. The Bank made matching contributions of $40,148 and $18,676 in 1993 and 1992, respectively.

     Additionally, the Bank, at the Board of Directors' discretion, will make annual profit-sharing contributions to the Plan. Over the next six years, the Bank intends to contribute $407,470 to the Plan. This amount represents 25% of the defined benefit plan employer reversion amount to the 401(k) Profit Sharing Plan. During 1993, the Bank contributed $109,844 to the Plan.

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992

     The funded status of the pension plan and the amounts recognized in the Bank's financial statements as of March 31, 1991 is as follows:

Actuarial present value of benefit obligations:
 Accumulated benefit obligation, including vested benefits
  of $4,478,000. . . . . . . . . . . . . . . . . . . . . .    $ 4,604,000
                                                              -----------
 Projected benefit obligation for service rendered to date    $ 5,634,000
 Plan assets at fair value, primarily a U.S. Treasury
  obligations Money-Market Fund. . . . . . . . . . . . . .      6,615,000
                                                              -----------
Plan assets in excess of projected benefit obligation. . .       (981,000)
Unrecognized gain (loss) from past experience different
 from that assumed . . . . . . . . . . . . . . . . . . . .         (1,000)
Unrecognized net asset at January 1, 1987 being recognized
 over 17 years . . . . . . . . . . . . . . . . . . . . . .        249,000
                                                              -----------
(Prepaid) accrued pension cost . . . . . . . . . . . . . .    $  (733,000)
                                                              ===========

     Net periodic pension cost (benefit) recognized by the Bank for the year ended March 31, 1991 is as follows:

Amortization of gain . . . . . . . . . . . . . . . . . . .    $(1,055,000)
Service cost on benefits earned during the year. . . . . .        263,000
Interest cost on projected benefit obligation. . . . . . .        437,000
Actual return on plan assets . . . . . . . . . . . . . . .       (529,000)
Net amortization and deferral. . . . . . . . . . . . . . .        (19,000)
                                                              -----------
Net periodic pension cost (benefit). . . . . . . . . . . .    $  (903,000)
                                                              ===========

     The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 8% at 1991. The expected long-term rate of return on assets was 8%.

     During 1992 and 1991, the Bank made contributions to the pension plan of $17,783 and $213,400, respectively.


14. COMMITMENTS AND CONTINGENCIES

     Leases--Certain premises are leased under operating leases with terms expiring through the year 2000, exclusive of renewal options. The Bank has the option to renew or extend certain of the leases from two years to twenty-five years beyond the original term. Some leases require the Bank to pay for insurance, increases in property taxes and other incidental costs. Future minimum rental payments due under noncancellable operating leases for years ending March 31 are as follows:

                    1994 . . . . . . . . . . . . . $ 157,667
                    1995 . . . . . . . . . . . . .   158,929
                    1996 . . . . . . . . . . . . .   156,437
                    1997 . . . . . . . . . . . . .    40,800
                    1998 . . . . . . . . . . . . .    10,800
                    Thereafter . . . . . . . . . .     7,350
                                                    --------
                    Total. . . . . . . . . . . . .  $531,983
                                                    ========

     Net rental expense included in occupancy and office operations in the statements of consolidated income and retained earnings amounted to $176,000, $172,000 and $171,000 for the years ended March 31, 1993, 1992 and 1991, respectively.

     Financial Instruments With Off-Balance-Sheet Risk --The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statement of financial condition.

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                                              1993        1992
                                              ----        ----
Financial instruments whose contract
 amounts  represent credit risk
 (contract or notional amount):
 Commitments to extend credit. . . . . .   $1,756,000     $3,962,000
 Standby letters of credit . . . . . . .      779,000      2,455,000
 Unused lines of credit. . . . . . . . .    1,404,000      1,234,000

     Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include mortgages on commercial and residential real estate, deposit accounts with the Bank, and automobiles.

     Standby letters of credit are conditional commitments issued by the Bank to assure the performance of financial obligations of a customer to a third party. These commitments are primarily issued to support performance bonds in favor of local municipalities and private obligations of customers for work performed by third parties. Most of the Bank's standby letters of credit extend for less than one year. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank obtains personal guarantees supporting these commitments.

     Unused lines of credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates or other termination clauses. The amount of collateral obtained, if deemed necessary by the Bank, is based on management's credit evaluation of the borrower.

15. BUSINESS COMBINATION

     Goodwill resulting from the use of the purchase method of accounting from acquisitions made prior to 1983, is being amortized to expense over a period of twenty years using the straight-line method. The net discount arising from the valuation of various mortgage assets is being accreted into income over the estimated remaining life of the assets acquired, adjusted for prepayments and subsequent mortgage asset sales, using the level yield method.


     For the years ended March 31, 1993, 1992 and 1991, the effect of amortization of goodwill was to reduce net income by approximately $942,000 each of the years, and the effect of the accretion of the purchase accounting discounts was to increase net income by approximately $148,000, $188,000, and $188,000, respectively.

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992


16. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values of the Bank's financial instruments at March 31, 1993 are as follows:

                                                 CARRYING       ESTIMATED
                                                  AMOUNT       FAIR VALUE
                                                 --------      ----------
Financial assets:
 Cash and amounts due from depository
  institutions . . . . . . . . . . . . . . .  $  5,212,000   $  5,212,000
 Federal funds sold. . . . . . . . . . . . .     6,100,000      6,100,000
 Investment securities . . . . . . . . . . .    18,225,000     19,170,000
 Mortgage-backed securities. . . . . . . . .   208,248,000    215,480,000
 Mortgage-backed securities available
  for sale . . . . . . . . . . . . . . . . .     7,517,000      7,871,000
                                              ------------   ------------
                                               245,302,000    253,833,000
                                              ------------   ------------
 Performing loans, less allowance for loan
  losses . . . . . . . . . . . . . . . . . .   226,999,000    231,654,000
 Nonperforming loans, less allowance for loan
  losses . . . . . . . . . . . . . . . . . .     3,930,000      4,118,000
                                              ------------   ------------
    Total loans. . . . . . . . . . . . . . .   230,929,000    235,772,000
                                              ------------   ------------
 Federal Home Loan Bank of New York stock        4,493,000      4,493,000
 Accrued interest receivable . . . . . . . .     4,558,000      4,558,000
                                              ------------   ------------
Total financial assets . . . . . . . . . . .  $485,282,000   $498,656,000
                                              ============   ============
Financial liabilities:
 Deposits. . . . . . . . . . . . . . . . . .  $440,034,000   $442,751,000
 Advance payments by borrowers for taxes and
  insurance. . . . . . . . . . . . . . . . .     1,844,000      1,844,000
 Accounts payable and other liabilities. . .     1,946,000      1,946,000
 Borrowed funds. . . . . . . . . . . . . . .    45,092,000     49,032,000
                                              ------------   ------------
Total financial liabilities. . . . . . . . .  $488,916,000   $495,573,000
                                              ============   ============
Off-balance-sheet financial instruments:
 Commitments to extend credit. . . . . . . .   $ 1,756,000    $ 1,756,000
 Standby letters of credit . . . . . . . . .       779,000        779,000
 Unused lines of credit. . . . . . . . . . .     1,404,000      1,404,000

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

     Cash and Amounts Due from Depository Institutions and Federal Funds Sold--For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

     Investment, Mortgage-Backed Securities and Mortgage-Backed Securities Available for Sale--For investment, mortgage-backed securities and mortgage-backed securities available for sale, fair values are based on quoted market prices.

     Loans--Fair values are estimated for portfolios of loans with similar financial characteristics. The total loan portfolio is first divided into performing and nonperforming categories. Performing loans are then segregated into adjustable and fixed rate interest terms. Fixed rate loans are segmented by type, such as construction and land development, other loans secured by real estate, commercial and industrial loans, and loans to individuals. Certain types, such as commercial loans and loans to individuals, are further segmented by maturity and type of collateral.

     For adjustable rate performing loans, the carrying amount less a credit risk adjustment based on internal loan classifications is a reasonable estimate of fair value. For fixed rate performing loans, fair value is calculated by discounting scheduled future cash flows through estimated maturity using a discount rate equivalent to the rate at which the Bank would currently make loans which are similar with regard to collateral, maturity, and the type of

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992

borrower. The discounted value of the cash flows is reduced by a credit risk adjustment based on internal loan classifications. Based on the current composition of the Bank's loan portfolio, as well as both past experience and current economic conditions and trends, future prepayments are not expected to materially impact scheduled future maturities and accordingly have not been considered in calculating fair value.

     For nonperforming loans, fair value is calculated by first reducing the carrying value by a credit risk adjustment based on internal loan classifications, and then discounting the estimated future cash flows from the remaining carrying value at the rate at which the Bank would currently make similar loans to credit worthy borrowers.

     Federal Home Loan Bank of New York Stock--The carrying amount of the Federal Home Loan Bank of New York Stock is equal to its fair value.

     Deposit Liabilities--The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, money market accounts, interest checking accounts, and savings accounts is equal to the amount payable on demand as of March 31, 1993. Time deposits are segregated by type, size, and remaining maturity. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is equivalent to the rate currently offered by the Bank for deposits of similar size, type, and maturity.

     Borrowed Funds--The fair value of the Bank's borrowed funds is estimated based on the discounted value of future contractual payments. The discount rate is equivalent to the estimated rate at which the Bank could currently obtain similar financing.

     Accrued Interest Receivable, Advance Payments by Borrowers for Taxes and Insurance, and Accounts Payable and Other Liabilities--For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

     Commitments to Extend Credit, Standby Letters of Credit, and Unused Lines of Credit--The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate rate loan commitments, fair value also considers the difference between current levels of interest rates of the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.


17. REGULATORY CAPITAL REQUIREMENTS

     The Bank is required to maintain certain levels of capital in accordance with the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) and Office of Thrift Supervision (OTS) regulations. Savings associations must maintain tangible capital of 1.5% of tangible assets. Tangible capital, as defined by FIRREA and the OTS regulations, consists generally of retained income less most intangible assets including supervisory goodwill. The OTS requires that savings associations maintain core capital of 3% of adjusted tangible assets. Core capital consists of tangible capital plus certain intangible assets such as certain qualifying supervisory goodwill which meets the requirements of FIRREA. The amount of such qualifying supervisory goodwill includable in core capital is limited to one-half of core capital and declines each year through December 31, 1994, when supervisory goodwill may no longer be included in core capital.

     On April 22, 1991, the OTS issued a notice of proposed rulemaking establishing a new minimum leverage ratio of 3% for savings associations without any supervisory, financial, or operational deficiencies, that is, associations receiving a composite rating of one on their regulatory examinations under the OTS MACRO system. Leverage ratio is defined as the ratio of core capital to adjusted total assets. Higher leverage ratios, generally 100 to 200 basis points higher, will be required for all other associations, as warranted by particular circumstances or risk profiles. Thus, for all but the most highly rated institutions meeting the conditions set forth in the notice, the minimum leverage ratio is 3% plus an additional amount of core capital, determined on a case-by-case basis. In all cases, savings institutions will be required to hold capital commensurate with the quality of risk management systems and the level of overall risk in

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992

each individual savings association through the supervisory process on a case-by-case basis. Savings associations that no longer pass the minimum capital standards because of the new core capital leverage ratio requirement will be required to submit capital plans that detail the steps they will take to reach compliance. These capital plans will be due within 60 days of the effective date of the rule. Had these regulations been adopted at March 31, 1993, the Bank would not have met the minimum leverage ratio. Additionally, under the prompt corrective action rule which was issued by the federal banking agencies on September 29, 1992 and which became final on December 19, 1992, an institution must have a leverage ratio of 4% or greater in order to be considered adequately capitalized. The Bank did not meet the 4% leverage ratio and therefore fell within the undercapitalized category for purposes of determining the scope and severity of corrective actions that regulators must take. Management is currently operating under a capital plan which provides for achieving the 4% leverage ratio through earnings.

     There is also a risk-based capital requirement of 8% of risk-weighted assets for savings associations which is to be phased in over three years according to a schedule that follows the Office of Comptroller of the Currency's schedule. Such thrifts were required to meet 80% of the requirement, or 6.4% on December 31, 1989, 90% on December 31, 1990, and 100% on January 1, 1993. The OTS risk-based capital component does not include an interest rate risk component which, under previously proposed FHLBB regulations, would have been approximately 20% of risk-weighted assets. Therefore, the risk-based capital component has been increased from 6% to 8% until the OTS finalizes the interest rate risk portion of the regulations. In December 1990, the OTS proposed its interest rate risk component. This proposal would require savings associations to hold capital as a safeguard against interest rate exposure in an amount equal to 50% of the decline in the market value of portfolio equity that would result from an immediate parallel shift in the term structure of interest rates of plus or minus 200 basis points. Management believes that the Bank will meet the requirements concerning the interest rate risk component, if adopted as proposed.

     Associations which failed to meet any of the three capital standards on December 7, 1989, are subject to certain restrictions which include growth restrictions and a limitation on capital distributions. These thrifts were also required to develop and submit to the OTS by January 8, 1990, acceptable capital restoration plans which demonstrate the strategies to be utilized to meet the capital standards. At December 7, 1989, the Bank did not meet the capital standards set for in FIRREA and the OTS regulations implementing the FIRREA capital standards. As a result, the Bank was required to submit a capital plan to the OTS which included provisions requiring the Bank to meet the minimum capital requirements prescribed by the OTS. Currently, the Bank is in compliance with these requirements.

     At periodic intervals, the OTS routinely examines the Bank's financial statements as part of their legally prescribed oversight of the thrift industry. Based upon these examinations, the regulators can direct that the Bank's financial statements be adjusted in accordance with their findings.

     At March 31, 1993, the Bank had the following capital ratios:

     Tangible capital to adjusted total assets . . . .  2.5%
     Core capital to adjusted total assets . . . . . .  3.3%
     Total capital to risk-weighted assets . . . . . .  9.4%


18. INTEREST RATE RISK

     At March 31, 1993, the Bank had average interest earning assets of approximately $475 million having a weighted average effective yield of 8.43% and a duration of 2.38 years and average interest bearing liabilities of approximately $487 million having a weighted average effective interest rate of 4.49% and a duration of 1.79 years. Because the interest-sensitive liabilities reprice sooner on average than do the Bank's interest earning assets, the Bank is exposed to interest rate risk in a rising rate environment. Such risk occurs in a rising rate environment because liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income. Net interest income will fluctuate based on changes in interest rates and changes in the levels of interest sensitive assets and liabilities.

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992

19. LOANS TO RELATED PARTIES

     The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with directors, executive officers and their affiliates on the same terms as those prevailing for comparable transactions with other borrowers. These loans amounted to $230,103 and $235,182 at March 31, 1993 and 1992, respectively, and do not involve more than normal risks of repayment. At March 31, 1993 and 1992 these loans represent 1% of retained earnings. During 1993, no new loans were made to related parties and repayments were $5,079.


20. RECENTLY ISSUED ACCOUNTING STANDARDS

     In May 1993, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard No. 114 "Accounting for Creditors for Impairment of a Loan" ("SFAS 114"). SFAS 114 establishes criteria for accounting for loans that have been impaired. It requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Bank has not fully evaluated the effect of SFAS 114 on its financial statements. SFAS 114 is effective for fiscal years beginning after December 15, 1994.

     In May 1993, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 establishes accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The impact on the Bank of implementing SFAS 115 will not be material to the financial statements. SFAS 115 is effective for fiscal years beginning after December 15, 1993.


21. SUBSEQUENT EVENT

     Effective May 21, 1993, the Bank entered into an Agreement and Plan of Reorganization with HUBCO Inc. Under this plan, the Bank will convert from a State Mutual Savings and Loan Association to a State Chartered Stock Savings Association, and then convert into a State Chartered Commercial Bank. At such time the Bank will be merged into HUBCO through an offering to qualified bank depositors. This plan is subject to the approval of the OTS and the State of New Jersey Banking Commissioner.

22. RESTATEMENT

    In its previously issued financial statements as of and for the years ended, March 31, 1993 and 1992 the Bank erroneously recognized certain extraordinary credits related to the utilization of net operating loss carryforwards whose realization was uncertain. The accompanying 1993 and 1992 financial statements have been restated to reflect the reduction of these extraordinary credits.
The principal effects of this restatement are as follows:

                                1993                        1992
                     --------------------------   --------------------------
                     As previously                As previously
                         stated     As restated      stated      As restated
                     -------------  -----------   -------------  -----------
Accounts Payable
 and Other
 Liabilities. . . .  $ 1,946,039    $ 2,603,039    $ 1,562,263   $ 1,695,890
Retained Earnings-
 substantially
 restated . . . . .   28,968,590     28,311,590     23,358,521    23,224,804
Income (loss) before
 extraordinary
 credit . . . . . .    7,637,214      7,577,214
Extraordinary Credit     463,283            --       1,367,000     1,233,283
Net Income. . . . .    5,610,069      5,086,786      2,367,661     2,233,944

                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992


23. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     A. General--The accompanying interim consolidated statement of financial condition and the comparative interim consolidated statements of operations and retained earnings and statements of cash flows are condensed. The statements do not contain all of the information and footnotes required by generally accepted accounting principles to be included in a full set of financial statements, and have not been independently audited.

     Such interim consolidated financial statements are unaudited but include all adjustments which consist solely of normal recurring accruals and the effect of the adoption of Statement of Financial Accounting Standard No.
109 "Accounting for Income Taxes" discussed in note D below, which are, in the opinion of management, considered necessary for a fair presentation of the financial condition and results of operations for the interim periods. The interim results of operations presented in this report may not necessarily be indicative of the consolidated results for the full year. The accompanying financial statements should be read in conjunction with the Bank's annual financial statements included elsewhere herein.

     B. Allowance for Loan Losses--An analysis of the allowance for loan losses follows:

                                        FOR THE SIX MONTH
                                       ENDED SEPTEMBER 30,
                                     -----------------------
                                       1993         1992
                                       ----         ----
Balance, beginning of period . . .  $1,366,001    $1,841,404
Provision for loan losses              359,841        26,320
Charge-offs. . . . . . . . . . . .    (694,820)     (475,407)
Recoveries . . . . . . . . . . . .      13,595         9,858
                                    ----------    ----------
Balance, end of period . . . . . .  $1,044,617    $1,402,175
                                    ==========    ==========

     C. Nonperforming Loans--Loans three or more months in arrears or in the process of foreclosure were: Conventional first mortgage loans--$1,214,694 and $2,523,772; FHA insured and VA guaranteed--$499,436 and $518,228; consumer loans--$316,870 and $504,338; and construction loans $248,253 at September 30, 1993 and 1992, respectively.

     The amount of non-accruing loans at September 30, 1993 and 1992 was $1,375,742 and $2,535,471 respectively, which represents .70% and 1.01%, respectively, of total loans outstanding. The total interest income that would have been recorded for the six months ended September 30, 1993 and 1992, had these loans been current in accordance with their original terms, or since the date of origination if outstanding for only part of the year, was approximately $82,108 and $126,709, respectively.

     D. Income Taxes--Effective April 1, 1993, the Bank adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires a change from the "deferred method" to the "liability method" of accounting for income taxes. The cumulative effect of adopting SFAS 109 on years prior to 1993 aggregated to an increase in net income of $668,841 due to the accelerated recognition of the deferred tax assets, net of a valuation allowance. Financial statements for periods prior to April 1, 1993 have not been restated.

     The provision for income taxes is based on pre-tax income which differs in some respects from taxable income. In years prior to 1993, when income and expenses were recognized in different periods for financial reporting purposes than for income tax reporting purposes, deferred taxes were provided on timing differences at the effective tax rate and the resulting deferred tax asset or liability was not adjusted for subsequent changes in the tax rate. Beginning April 1, 1993, all cumulative temporary differences, as defined by SFAS 109, are tax effected using the current tax rate.


                    STATEWIDE SAVINGS BANK, S.L.A. AND SUBSIDIARIES

        YEARS ENDED MARCH 31, 1993, 1992 AND 1991 AND (UNAUDITED) THE SIX MONTHS
                           ENDED SEPTEMBER 30, 1993 AND 1992


     The tax effects of significant items comprising the net deferred tax asset as of April 1, 1993 were as follows:

Temporary differences
 Allowance for loan losses. . . . . . . . . . . .   $539,700
 Allowance for losses on Joint Venture. . . . . .    332,084
 Purchase accounting discount on mortgage loans .    220,708
 Deferred loan fees . . . . . . . . . . . . . . .    224,314
 Accelerated depreciation . . . . . . . . . . . .   (148,861)
 Discount on dollar rolls . . . . . . . . . . . .   (224,834)
 Other. . . . . . . . . . . . . . . . . . . . . .    (11,379)
                                                    --------
                                                     931,732
Valuation allowance . . . . . . . . . . . . . . .    381,732
                                                    --------
Net deferred tax asset. . . . . . . . . . . . . .   $550,000
                                                    ========

    The net deferred tax asset is included in other assets on the consolidated balance sheet. The Bank expects that it will generate future taxable income sufficient to enable the bank to realize these tax benefits; however, there can be no assurance that the Bank will generate any earnings or any specific level of continuing earnings. The valuation allowance relating to the net deferred tax asset primarily relates to a capital loss incurred by the Bank. Since capital losses are only deductible from capital gains and since it was very unlikely that the Bank would generate sufficient capital gains to provide for the use of the tax benefit related to the capital loss, the Bank concluded that it was more likely than not that the related tax asset would not be recognized and established a valuation allowance in accordance with SFAS 109. The Bank in determining the adequacy of the valuation allowance took into consideration the current results of operations, adequacy of the loan loss allowance and capital.

                            REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors and
Stockholders of Washington Bancorp, Inc.
Hoboken, New Jersey

     We have audited the accompanying consolidated balance sheets of Washington Bancorp, Inc. and Subsidiary as of December 31, 1992 and 1991, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Washington Bancorp, Inc. and Subsidiary as of December 31, 1992 and 1991, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1992 in conformity with generally accepted accounting principles.

     As discussed in Note 11 to the consolidated financial statements, the Company is presently a defendant in two lawsuits. One suit seeks unspecified damages and alleges violations of state securities laws, certain banking laws and state common law. The other was filed by a former Bank officer and alleges wrongful termination and seeks unspecified damages. Legal counsel has advised the Company that the effect, if any, of the ultimate outcome of these actions cannot presently be determined, and accordingly, no provision for loss, if any, that may result upon resolution of these matters has been made in the accompanying consolidated financial statements.


                                        COOPERS & LYBRAND
Parsippany, New Jersey
January 28, 1993

                                     WASHINGTON BANCORP, INC. AND SUBSIDIARY
                                           CONSOLIDATED BALANCE SHEETS

                                                           SEPTEMBER 30,        DECEMBER 31,
                                                           ------------- --------------------------
                                                               1993           1992          1991
                                                           -------------  ------------- ------------
                                                            (UNAUDITED)
                       ASSETS
Cash and due from banks. . . . . . . . . . . . . . . .    $  5,150,674   $  4,336,433   $  4,670,190
Federal funds sold . . . . . . . . . . . . . . . . . .       2,200,000      3,000,000     18,300,000
Investment securities:
 Held-for-sale (market value
  $41,056,000 and $1,954,000). . . . . . . . . . . . .      40,441,214      1,936,700            --
 Held-to-maturity (market value $17,218,000;
   $57,430,000 and $53,784,000). . . . . . . . . . . .      16,862,201     56,793,662     52,785,373
Mortgage-backed securities:
 Held-for-sale (market value $8,927,000) . . . . . . .       8,924,240             --            --
 Held-to-maturity (market value $11,455,000;
  $7,197,000 and $1,533,000) . . . . . . . . . . . . .      11,480,652      7,213,343      1,516,910
Loans:
 Held-for-sale (market value
  $5,322,000 and $9,032,000) . . . . . . . . . . . . .       5,152,589      9,000,000            --
 In portfolio (net of allowance for losses of
  $2,855,000; $2,776,000 and $2,989,000) . . . . . . .     178,737,499    182,500,728    195,508,126
Other real estate owned ("REO")
 (net of allowance for losses of $1,723,000;
 $1,802,000 and $1,328,000). . . . . . . . . . . . . .       7,799,263     12,998,022     12,562,855
Accrued interest receivable. . . . . . . . . . . . . .       2,415,992      2,606,893      2,907,186
Premises and equipment, net. . . . . . . . . . . . . .       2,707,938      2,840,090      2,899,553
Federal Home Loan Bank stock, at cost. . . . . . . . .       1,711,300      1,632,000      2,152,300
Income tax refund. . . . . . . . . . . . . . . . . . .             --         320,000            --
Deferred income tax asset. . . . . . . . . . . . . . .         550,000        250,000            --
Other assets . . . . . . . . . . . . . . . . . . . . .         463,468        342,758        424,325
                                                          ------------   ------------   ------------
   TOTAL ASSETS. . . . . . . . . . . . . . . . . . . .    $284,597,030   $285,770,629   $293,726,818
                                                          ============   ============   ============

 LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
 Interest-bearing deposits . . . . . . . . . . . . . .    $239,138,978   $244,249,625   $250,993,331
 Noninterest-bearing deposits. . . . . . . . . . . . .       9,191,982      8,373,055      8,027,681
                                                          ------------   ------------   ------------
  Total deposits . . . . . . . . . . . . . . . . . . .     248,330,960    252,622,680    259,021,012
                                                          ------------   ------------   ------------
 Advances from Federal Home Loan Bank ("FHLB") . . . .         400,000            --             --
 Mortgage escrow deposits. . . . . . . . . . . . . . .       2,085,776      1,393,709      2,133,090
 Accrued interest payable. . . . . . . . . . . . . . .         222,814        336,657        666,501
 Other liabilities . . . . . . . . . . . . . . . . . .       1,212,464        948,538      3,689,751
                                                          ------------   ------------   ------------
   TOTAL LIABILITIES . . . . . . . . . . . . . . . . .     252,252,014    255,301,584    265,510,354
                                                          ------------   ------------   ------------
Commitments and Contingencies
Stockholders' Equity:
 Preferred stock, par value $.10 per share, 3,000,000
  shares authorized, no shares issued and
  outstanding. . . . . . . . . . . . . . . . . . . . .             --             --             --
 Common stock, par value $.10 per share, 6,000,000
  shares authorized, 2,307,187 shares issued and
  outstanding. . . . . . . . . . . . . . . . . . . . .         230,718        230,718        230,718
Paid-in capital  . . . . . . . . . . . . . . . . . . .      22,498,778     22,498,778     22,498,778
Retained earnings. . . . . . . . . . . . . . . . . . .       9,750,520      7,919,549      5,823,568
                                                          ------------   ------------   ------------
                                                            32,480,016     30,649,045     28,553,064
Deferred compensation:
 Employee Stock Ownership Plan ("ESOP"). . . . . . . .             --             --         (96,600)

 Management Recognition and Retention Plan ("MRP") . .        (135,000)      (180,000)      (240,000)
                                                          ------------   ------------   ------------
   TOTAL STOCKHOLDERS' EQUITY. . . . . . . . . . . . .      32,345,016     30,469,045     28,216,464
                                                          ------------   ------------   ------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY. . . . .    $284,597,030   $285,770,629   $293,726,818
                                                          ============   ============   ============

                                See notes to consolidated financial statements

                                                     F-49

                                          WASHINGTON BANCORP, INC. AND SUBSIDIARY
                                           CONSOLIDATED STATEMENTS OF OPERATIONS

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                       --------------------------     -----------------------------------------
                                           1993           1992          1992           1991           1990
                                        -----------   ------------  ------------   ------------   ------------
                                               (UNAUDITED)
Interest income:
 Loans, including fees . . . . . . .   $11,320,137    $13,859,957    $18,041,437    $22,616,388    $23,698,962
 U.S. Treasury obligations . . . . .     1,062,337      2,545,549      2,833,951      1,995,094      1,326,486
 Mortgage-backed securities. . . . .       776,169         63,148        193,365        849,600      2,015,611
 Federal funds sold. . . . . . . . .       144,607        243,149        380,910        372,369        607,564
 Dividends . . . . . . . . . . . . .       105,650        103,806        155,715        199,088        203,872
 Due from banks. . . . . . . . . . .        35,536         33,420         50,378         22,719            --
 Other investment securities . . . .       659,963            --         223,335      1,538,383      3,449,115
                                       -----------    -----------    -----------    -----------    -----------
 Total interest income . . . . . . .    14,104,399     16,849,029     21,879,091     27,593,641     31,301,610
                                       -----------    -----------    -----------    -----------    -----------
INTEREST EXPENSE:
 Deposits. . . . . . . . . . . . . .     6,812,063      9,525,288     12,189,233     17,148,425     19,756,891
 Borrowed funds. . . . . . . . . . .        12,889          1,350          1,350      1,970,423      2,786,279
                                       -----------    -----------    -----------    -----------    -----------
 Total interest expense. . . . . . .     6,824,952      9,526,638     12,190,583     19,118,848     22,543,170
                                       -----------    -----------    -----------    -----------    -----------
  Net interest income. . . . . . . .     7,279,447      7,322,391      9,688,508      8,474,793      8,758,440

  Provision for losses on loans. . .       350,000        750,000      1,100,000      1,500,000      2,350,000
                                       -----------     ----------     ----------     ----------     ----------
  Net interest income after
   provision for losses on loans . .     6,929,447      6,572,391      8,588,508      6,974,793      6,408,440
                                       -----------     ----------     ----------     ----------     ----------
OTHER INCOME:
 Service charges on deposit
   accounts. . . . . . . . . . . . .       131,664        138,743        181,743        149,163        128,316
 Gain on sale of loans, net. . . . .       141,205        196,845        196,845      1,275,976            --
 Security gains, net . . . . . . . .        29,662      1,211,774      1,638,132        856,843            --
 Gain on sale of bank building . . .           --             --             --             --         327,746
 Other . . . . . . . . . . . . . . .       334,698        217,515        273,536        287,286        402,531
                                       -----------    -----------    -----------    -----------    -----------
 Total other income. . . . . . . . .       637,229      1,764,877      2,290,256      2,569,268        858,593
                                       -----------    -----------    -----------    -----------    -----------
OTHER EXPENSES:
 Salaries and employee benefits. . .     2,605,238      2,709,481      3,507,038      3,914,769      3,597,392
 REO expense, net. . . . . . . . . .       922,965        615,437      1,171,544      1,935,927      2,284,660
 Occupancy and equipment expenses,
   net . . . . . . . . . . . . . . .       633,250        837,151      1,010,739        869,705        976,560
 Federal Deposit Insurance
  Corporation ("FDIC") assessment. .       528,110        448,372        597,054        577,945        340,885
 Litigation settlement . . . . . . .           --             --             --             --       1,264,318
 Security losses, net. . . . . . . .           --             --             --             --          56,141
                                       -----------    -----------    -----------    -----------    -----------
 Other . . . . . . . . . . . . . . .     1,661,142      1,853,757      2,407,408      2,007,526      2,154,465
                                       -----------    -----------    -----------    -----------    -----------
 Total other expenses. . . . . . . .     6,350,705      6,464,198      8,693,783      9,305,872     10,674,421
  Income/(loss) before income taxes,
   extraordinary items and cumulative
   effect of change in accounting
   principle . . . . . . . . . . . .     1,215,971      1,873,070      2,184,981        238,189     (3,407,388)
  Income tax expense/(benefit) . . .      (315,000)       639,000        628,000        552,000     (1,538,000)
                                       -----------    -----------    -----------    -----------    -----------
  Income/(loss) before extraordinary
   items and cumulative effect of
   change in accounting principle. .     1,530,971      1,234,070      1,556,981       (313,811)    (1,869,388)
  Extraordinary items:
   Utilization of net operating loss
    ("NOL") carryforward . . . . . .           --         556,000        539,000            --             --
   Loss on early extinguishment of
    FHLB advances (net of applicable
    income tax effect of $-0-) . . .           --             --             --      (1,034,319)           --
  Cumulative effect of change in
    accounting principle . . . . . .       300,000            --             --             --             --
                                       -----------    -----------    -----------    -----------    -----------
  NET INCOME/(LOSS). . . . . . . . .   $ 1,830,971    $ 1,790,070    $ 2,095,981   $ (1,348,130)  $ (1,869,388)
                                       ===========    ===========    ===========   ============   ============
 Income/(loss) per share:
  Income/(loss) before extraordinary
   items and cumulative effect of
   change in accounting principle. .   $      0.68    $      0.55    $      0.68   $      (0.14)  $      (0.83)
  Extraordinary items. . . . . . . .           --            0.24           0.24          (0.46)           --
  Cumulative effect of change in
   accounting principle. . . . . . .          0.13            --             --             --             --
                                       -----------    -----------    -----------    -----------    -----------
  NET INCOME/(LOSS). . . . . . . . .   $      0.81    $      0.79    $      0.92   $      (0.60)  $      (0.83)
                                       ===========    ===========    ===========   ============   ============
Weighted average number of shares
 outstanding . . . . . . . . . . . .     2,270,312      2,266,775      2,276,035      2,263,547      2,264,119
                                       ===========    ===========    ===========   ============   ============



                                     See notes to consolidated financial statements

                                                          F-50

                                               WASHINGTON BANCORP, INC. AND SUBSIDIARY
                                     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                     DEFERRED COMPENSATION
                               PREFERRED   COMMON        PAID-IN       RETAINED    -------------------------
                                STOCK       STOCK        CAPITAL       EARNINGS       ESOP           MRP         TOTAL
                               ---------  --------     -----------    -----------   ---------     ---------   -----------
BALANCE, January 1, 1990. . . . $  --     $230,718    $22,498,778    $ 9,202,592   $(676,200)    $(426,000)  $30,829,888
Recognition of deferred
 compensation expense . . . . .    --          --             --             --      289,800       126,000       415,800
Cash dividends paid of $0.07
 per share. . . . . . . . . . .    --          --             --        (161,506)        --            --       (161,506)
Net loss. . . . . . . . . . . .    --          --             --      (1,869,388)         --           --     (1,869,388)
                                -------   --------    -----------    -----------   ---------     ---------   -----------
BALANCE, December 31, 1990. . .    --      230,718     22,498,778      7,171,698    (386,400)     (300,000)   29,214,794
Recognition of deferred
 compensation expense . . . . .    --          --             --            --       289,800        60,000       349,800
Net loss. . . . . . . . . . . .    --          --             --      (1,348,130)        --            --     (1,348,130)
                                -------   --------    -----------    -----------   ---------     ---------   -----------
BALANCE, December 31, 1991. . .    --      230,718     22,498,778      5,823,568     (96,600)     (240,000)   28,216,464
Recognition of deferred
 compensation expense . . . . .    --          --             --            --        96,600        60,000       156,600
Net income. . . . . . . . . . .    --          --                      2,095,981         --            --      2,095,981
                                -------   --------    -----------    -----------   ---------     ---------   -----------
BALANCE, December 31, 1992. . .    --      230,718     22,498,778      7,919,549         --       (180,000)   30,469,045
Recognition of deferred
 compensation expense
 (Unaudited). . . . . . . . . .    --          --             --            --           --         45,000        45,000
Net income (Unaudited). . . . .    --          --             --       1,830,971         --            --      1,830,971
                                -------   --------    -----------    -----------   ---------     ---------   -----------
BALANCE, September 30, 1993
 (Unaudited). . . . . . . . . . $  --     $230,718    $22,498,778    $ 9,750,520   $     --      $(135,000)  $32,345,016
                                =======   ========    ===========    ===========   =========     =========   ===========














                                          See notes to consolidated financial statements

                                                               F-51

                                               WASHINGTON BANCORP, INC. AND SUBSIDIARY
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,                YEAR ENDED DECEMBER 31,
                                                      -------------------------  ---------------------------------------
                                                        1993          1992          1992          1991          1990
                                                     -----------   -----------   -----------   -----------   -----------
                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Interest received. . . . . . . . . . . . . . . .  $15,533,572    $17,431,666   $22,383,276   $27,978,824   $30,158,172
  Loan fees received . . . . . . . . . . . . . . .      216,988        306,909       449,833       406,092       168,285
  Service charges on deposits received . . . . . .      131,664        138,743       181,743       149,163       128,316
  Miscellaneous other income received. . . . . . .      198,297        217,515       273,536       287,286       402,531
  Income tax refund received . . . . . . . . . . .      868,577            --            --      1,105,511     2,829,000
  Income taxes paid. . . . . . . . . . . . . . . .     (320,858)           --       (609,000)          --            --
  Interest paid. . . . . . . . . . . . . . . . . .   (6,938,795)    (9,871,103)  (12,520,427)  (19,699,816)  (23,606,758)
  Cash paid to employees and for other expenses. .   (5,329,849)    (5,682,815)   (7,863,590)   (5,278,204)   (8,338,796)
                                                    -----------    -----------   -----------   -----------   -----------
  Net cash provided by operating activities. . . .    4,359,596      2,540,915     2,295,371     4,948,856     1,740,750
                                                    -----------    -----------   -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturity of term federal
   funds sold. . . . . . . . . . . . . . . . . . .          --       9,000,000     9,000,000           --            --
  Purchase of term federal funds sold. . . . . . .          --             --            --     (9,000,000)          --
  Proceeds from maturities of interest-bearing
   deposits. . . . . . . . . . . . . . . . . . . .          --             --            --            --      4,000,000
  Proceeds from sales of investment securities . .    8,998,633     54,475,594    54,466,694    68,049,943    10,955,091
  Proceeds from maturities of investment
   securities. . . . . . . . . . . . . . . . . . .   32,685,721            --     10,445,843    52,378,000    61,592,594
  Purchase of investment securities. . . . . . . .   (2,452,068)   (24,644,536)  (68,592,457) (117,910,408)  (92,296,914)
  Principal collected on mortgage-backed
   securities. . . . . . . . . . . . . . . . . . .    3,908,202         33,018       532,190     1,042,580     2,396,702
  Proceeds from sales of mortgage-backed
   securities. . . . . . . . . . . . . . . . . . .    2,036,602      1,533,314     1,533,314    27,191,360           --
  Purchase of mortgage-backed securities . . . . .  (14,618,435)    (7,785,292)   (7,785,292)          --            --
  Proceeds from sales of securities held
   for sale. . . . . . . . . . . . . . . . . . . .      955,323            --     19,834,531           --            --
  Proceeds from maturities of securities held
   for sale. . . . . . . . . . . . . . . . . . . .    2,308,118            --            --            --            --
  Purchase of securities held for sale . . . . . .  (47,151,187)   (19,417,114)  (21,353,814)          --            --
  Proceeds from sales of mortgage loans. . . . . .    5,141,205     15,717,358    15,717,358    34,600,519           --
  Purchase of loans. . . . . . . . . . . . . . . .          --     (10,086,000)  (10,086,000)          --            --
  Net decrease/(increase) in loans . . . . . . . .    3,467,940     (8,583,910)   (7,095,165)  (11,481,243)   (1,388,607)
  Recoveries on loans charged-off. . . . . . . . .      196,841        206,209       257,045       240,898       347,546
  Proceeds from sale of bank building. . . . . . .          --             --            --            --        380,005
  Capital expenditures . . . . . . . . . . . . . .      (61,810)      (252,866)     (312,723)     (261,474)     (614,172)
  Proceeds from sales of REO net of financed sales
   and closing costs . . . . . . . . . . . . . . .    3,518,513        718,096     1,126,761     2,658,486     2,630,494
  Proceeds from redemption of FHLB stock . . . . .          --         520,300       520,300       104,600       575,000
  Purchase of FHLB stock . . . . . . . . . . . . .      (79,300)           --            --            --            --
                                                    -----------    -----------   -----------   -----------   -----------
  Net cash (used in)/provided by investing
   activities. . . . . . . . . . . . . . . . . . .   (1,145,702)    11,431,171    (1,791,415)   47,613,261   (11,422,261)
                                                    -----------    -----------   -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase/(decrease) in savings and
   transaction accounts. . . . . . . . . . . . . .    4,973,513     12,100,363    14,330,173     5,693,096    (1,812,045)
  Net (decrease)/increase in certificates
   of deposit. . . . . . . . . . . . . . . . . . .   (9,265,233)   (17,931,159)  (20,728,505)  (21,998,795)    3,426,498
  Net (decrease)/increase in mortgage escrow
   deposits. . . . . . . . . . . . . . . . . . . .      692,067        412,810      (739,381)      149,309      (293,559)
  Repayment of advances from FHLB. . . . . . . . .          --             --            --    (45,134,319)  (12,000,000)
  Advances from FHLB . . . . . . . . . . . . . . .      400,000            --            --     15,600,000           --
  Dividends paid . . . . . . . . . . . . . . . . .          --             --            --            --       (161,506)
                                                    -----------    -----------   -----------   -----------   -----------
  Net cash used in financing activities. . . . . .   (3,199,653)    (5,417,986)   (7,137,713)  (45,690,709)  (10,840,612)
                                                    -----------    -----------   -----------   -----------   -----------
  NET INCREASE/(DECREASE) IN CASH AND CASH
  EQUIVALENTS. . . . . . . . . . . . . . . . . . .       14,241      8,554,100    (6,633,757)    6,871,408   (20,522,123)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR . . .    7,336,433     13,970,190    13,970,190     7,098,782    27,620,905
                                                    -----------    -----------   -----------   -----------   -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD . . . . .  $ 7,350,674    $22,524,290   $ 7,336,433   $13,970,190   $ 7,098,782
                                                    ===========    ===========   ===========   ===========   ===========

                                          See notes to consolidated financial statements

                                                               F-52

                                               WASHINGTON BANCORP, INC. AND SUBSIDIARY
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                                     NINE MONTHS ENDED
                                                       SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                                 -------------------------    ------------------------------------------
                                                     1993           1992           1992           1991           1990
                                                  -----------    -----------    -----------    -----------    -----------
                                                         (UNAUDITED)
Reconciliation of Net Income/(Loss) to Net Cash
   Provided by Operating Activities:
Net income/(loss) . . . . . . . . . . . . . .    $ 1,830,971    $ 1,790,070    $ 2,095,981   $ (1,348,130)  $ (1,869,388)
Adjustments to reconcile net income/(loss) to
 net cash provided by operating activities:
   Depreciation . . . . . . . . . . . . . . .        193,962        306,419        372,186        319,678        240,593
   Provision for losses on loans and REO. . .      1,018,942      1,206,901      1,951,900      2,670,206      4,022,853
   Recognition of deferred compensation
    expense . . . . . . . . . . . . . . . . .         45,000        141,600        156,600        349,800        415,800
   Deferred loan fees . . . . . . . . . . . .       (138,891)       (82,342)      (163,765)      (248,842)      (223,448)
   Deferred taxes . . . . . . . . . . . . . .       (300,000)           --        (250,000)       552,000       (251,000)
   Gain on sales of investment and
    mortgage-backed securities. . . . . . . .        (29,662)    (1,245,588)    (1,671,946)    (1,078,931)       (18,021)
   Loss on sales of investment and
    mortgage-backed securities. . . . . . . .            --          33,814         33,814        222,088         74,162
   Gain on sale of bank building. . . . . . .            --             --             --             --        (327,746)
   Gain on sales of REO . . . . . . . . . . .       (378,799)      (349,930)      (454,734)      (329,927)      (315,364)
   Loss on sales of REO . . . . . . . . . . .        124,853         32,879         53,887        153,157        138,215
   Gain on sale of mortgage loans . . . . . .       (141,205)      (206,314)      (206,314)    (1,275,976)           --
   Loss on sale of mortgage loans . . . . . .            --           9,469          9,469            --             --
   Premium amortization, net of discount
    earned. . . . . . . . . . . . . . . . . .      1,594,151        575,774        817,490        243,249       (372,896)
   Extraordinary loss on early extinguishment
    of FHLB advances. . . . . . . . . . . . .            --             --             --       1,034,319            --
   Changes in operating assets and liabilities:
   (Increase)/decrease in income tax refund
    receivable. . . . . . . . . . . . . . . .        320,000            --        (320,000)       243,000      1,542,000
   (Increase)/decrease in accrued interest
    receivable. . . . . . . . . . . . . . . .        190,901        396,114        300,293        796,868       (378,809)
   (Increase)/decrease in other assets. . . .       (120,710)       (63,623)        83,567        890,585        232,118
   Increase/(decrease) in accrued interest
    payable . . . . . . . . . . . . . . . . .       (113,843)      (344,465)      (329,844)      (580,968)    (1,063,588)
   Increase/(decrease) in other liabilities .        263,926        340,137       (183,213)     2,336,680       (104,731)
                                                 -----------    -----------    -----------    -----------    -----------
Net cash provided by operating activities . .    $ 4,359,596    $ 2,540,915    $ 2,295,371    $ 4,948,856    $ 1,740,750
                                                 ===========    ===========    ===========    ===========    ===========
Supplemental Schedule of Noncash Investing
 and Financing Activities:
   Transfer of loans to REO . . . . . . . . .    $ 3,256,236    $ 3,927,197    $ 5,330,339    $ 9,571,387    $11,721,335
                                                 ===========    ===========    ===========    ===========    ===========
   Portion of REO sales financed by
    the Bank. . . . . . . . . . . . . . . . .    $ 4,549,475    $ 2,872,255    $ 3,486,900    $ 4,700,200    $ 3,975,000
                                                 ===========    ===========    ===========    ===========    ===========
   Transfer of loans to mortgage loans held
    for sale, net . . . . . . . . . . . . . .    $    --        $24,520,513    $24,520,513    $   --         $   --
                                                 ===========    ===========    ===========    ===========    ===========
   Exchange of loans for mortgage-backed
   securities . . . . . . . . . . . . . . . .    $    --        $    --        $    --        $ 6,732,250    $ 5,026,863
                                                 ===========    ===========    ===========    ===========    ===========






                                           See notes to consolidated financial statements

                                                                F-53

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of Washington Bancorp, Inc. and Subsidiary follow generally accepted accounting principles and general practices applicable to the banking industry. The policies which materially affect the determination of financial position, results of operations and cash flows are summarized below.

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Washington Bancorp, Inc, (the "Company") and its wholly-owned subsidiary, Washington Savings Bank (the "Bank"). All significant intercompany balances and transactions have been eliminated. The interim consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission, and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 1992. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures being made are adequate to make the information presented not misleading. In the opinion of management, these consolidated financial statements reflect all adjustments (all of which are of a normal recurring nature) which are necessary for a fair statement of results for the interim periods. The results for the interim periods are not necessarily indicative of results to be expected for theentire year.

STATEMENTS OF CASH FLOWS

     The statements of cash flows are presented using the direct method. For purposes of reporting cash flows, cash and cash equivalents are cash on hand, amounts due from banks and federal funds sold (generally due within a one-week period).

SECURITIES

     Securities in which the Bank has both the intent and ability to hold until call, if any, or maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. Premiums are amortized and discounts are accreted using the level yield method over the period to call, if any, or maturity for investments, and over the estimated remaining lives based on anticipated prepayments for mortgage-backed securities. Gains and losses are recognized when securities are sold by the specific identification method.

     Securities held for sale are carried at the lower of aggregate cost or market. No valuation allowance was required at September 30, 1993 (unaudited) or December 31, 1992. Gains and losses are recognized when securities are sold by the specific identification method.

     The Bank, as a member of the Federal Home Loan Bank of New York("FHLB"), is required to hold shares of capital stock in the FHLB in an amount equal to one percent of the outstanding balance of mortgage loans or five percent of its outstanding advances from the FHLB, whichever is greater.

     During the second quarter of 1993, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 115:
"Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires entities to classify their securities into either a held-to-maturity, available-for-sale or trading category. Each of these classifications will require a different basis of accounting. Held-to-maturity securities will be accounted for at amortized cost with fair value changes not recognized. Available-for-sale securities will be accounted for at fair value with fair value changes reported as a net amount in a separate component of stockholders' equity. Trading securities will be accounted for at fair value with fair value changes reported in the income statement. SFAS 115 is effective for fiscal years beginning after December 15, 1993. Earlier application is not required by the FASB; however, if implemented early, entities are permitted to initially apply SFAS 115 as of the end of a fiscal year for which annual financial statements have not previously been issued. As of September 30, 1993, the effect on the Company of implementing SFAS 115 early would be to increase stockholders' equity by approximately $405,000 (unaudited). The Company has decided to implement SFAS 115 early. Such effect will be reported as a cumulative effect of a change in accounting principle as of the end of fiscal year 1993.

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY

LOANS

     Loans in which the Bank has both the intent and ability to hold until maturity are carried at their principal amounts outstanding. Generally, when a loan is past due as to payment of principal or interest for ninety days or when, in the opinion of management, the accrual of interest should be ceased before ninety days, it is the Bank's policy to cease accruing interest and to place such a loan on a "nonaccrual status". Any accrued but unpaid interest previously recorded, if not adequately collateralized, is charged against current period interest income. Cash receipts on nonaccrual loans are recorded as either income or as a reduction of principal, according to management's judgement as to the collectibility of principal.

     Loan origination fees and certain direct loan origination costs are offset, and the resulting net amount is deferred and amortized as an adjustment of the loans' yields. Net loan fees are generally amortized over the contractual lives of the related loans.

     Loans held for sale are carried at the lower of aggregate cost or market. No valuation allowance was required at September 30, 1993 (unaudited) or December 31, 1992. Gains and losses, including deferred loan origination fees, are recognized when loans are sold by the specific identification method.

ALLOWANCE FOR LOSSES ON LOANS

     The allowance for losses on loans is established through charges to operations in the form of a provision for losses on loans. Loans which are determined to be uncollectible are charged against the allowance account and subsequent recoveries, if any, are credited to the account. The provision for losses on loans is based upon percentage allocations with regards to the performing loan portfolio, as well as specific allocations for classified loans. Loans are classified in accordance with their estimated risk based on various factors, including: (a) the financial status and credit history of the borrower; (b) collateral value; (c) loan documentation; (d) prevailing and anticipated economic conditions; and (e) such other factors that, in management's judgement, warrant current recognition in providing an adequate allowance.

OTHER REAL ESTATE OWNED ("REO"), NET

     REO consists of real estate properties acquired through foreclosure or deed in lieu of foreclosure and "in-substance" foreclosures ("ISF"). A loan is classified as an in-substance foreclosure even though actual foreclosure has not occurred based upon the following criteria: the borrower has little or no equity in the collateral based upon its current estimated fair value; proceeds for repayment are expected to come only from the operations or sale of the collateral; and either the borrower has abandoned control of the collateral or it is doubtful that the borrower will rebuild equity in the collateral or repay the loan by other means in the foreseeable future.

     REO is carried at the lower of cost (principal balance of the former loan plus cost of obtaining title and possession) or net realizable value. When a property is transferred to ISF, the excess of the loan balance over market or the estimated net realizable value is charged to the allowance for losses on loans.

     The allowance for losses on REO is established through charges to operations in the form of a provision for losses on REO that is reflected in the expense caption--"REO expense, net." Factors considered in establishing the allowance for losses on REO include appraisals of the fair market value of a property and management's assessment of the overall real estate market for that type of property and its location. In addition, carrying costs (e.g. real estate taxes, repairs and maintenance, and insurance), net of rental income, are charged to operations in the current period and are reflected in the expense caption--"REO expense, net".

PREMISES AND EQUIPMENT, NET

     Land is carried at cost. Buildings, building improvements, and furniture and equipment are stated at cost less accumulated depreciation computed on the straight-line basis over the estimated useful lives of each type of asset. Leasehold improvements are stated at cost less accumulated amortization computed on a straight-line basis over the term of the lease or useful life, whichever is less. Expenditures for maintenance and repairs are charged to expense; major replacements and betterments are capitalized. Gains and losses on dispositions are reflected in current operations.

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY

INCOME TAXES

     The Company and the Bank file a consolidated federal income tax return. State income tax returns are filed on a separate basis.

     Prior to 1993, the Company recorded income tax provisions in accordance with Accounting Principles Board Opinion No.11: "Income Taxes" ("APB 11"), which recorded deferred income taxes on transactions which are reported for financial statement purposes in different years than for income tax purposes, principally loan fees, interest on nonaccrual loans and carrying costs of REO.

     On January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109: "Accounting for Income Taxes" ("SFAS 109") with no prior period adjustment. SFAS 109 requires an asset and liability approach, the objective of which is to establish deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The effect of adopting SFAS 109, as of January 1, 1993, was to increase the Company's assets and net earnings by $300,000, or $.13 per share.

PENSION PLAN AND POSTRETIREMENT BENEFITS

     The Bank has a noncontributory defined benefit pension plan provided through Retirement System Group Inc. that covers substantially all employees. Benefits are based upon years of service and generally upon the employee's average compensation during the three consecutive years prior to normal retirement. The Bank's funding policy is generally to make the minimum annual contributions required by applicable regulations. Pension cost/(credit) is determined by Statement of Financial Accounting Standards No. 87: "Employers' Accounting for Pensions." The Entry Age Normal Cost Method was used to determine the actuarial present value of accumulated and projected benefit obligations.

     During 1992, the Bank undertook a policy to eliminate its balance sheet liability under the new Statement of Financial Accounting Standards No. 106:
"Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). This goal was achieved in a two step process. First, current retirees were offered, and accepted, a lump sum payment equal to a percentage of the estimated cost to the Bank of each retiree's future health insurance premiums in exchange for the Bank's liability for future coverage. The aggregate lump sum amount for all such retirees approximated $77,000 and was paid in two equal installments in January 1992 and 1993. Second, the obligation for future retirees was moved to the tax-qualified pension plan. Future retirees who meet certain age and service requirements will be awarded a supplemental pension benefit equal to a percentage of estimated future health insurance premiums.

     During 1992 and prior, the Company recognized postretirement health care benefits in the year that the benefits were paid to certain of its retired employees-the "pay-as-you-go" or cash basis. The costs of providing postretirement health care benefits approximated $42,000, $38,000 and $39,000 for the years ended December 31, 1992, 1991 and 1990, respectively.

POSTEMPLOYMENT BENEFITS


     In December 1992, the FASB issued Statement of Financial Accounting Standards No. 112: "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). SFAS 112 requires accrual accounting for benefits provided to former or inactive employees after employment but before retirement-including salary continuation, disability benefits, severance pay and continuation of health care benefits. Under SFAS 112, each benefit will be accrued either over the employee's working career for benefits that vest or vary based on an employee's years of service, or as an expense at the date of the event giving rise to the benefits (e.g., at the date of disability). SFAS 112 is effective for fiscal years beginning after December 15, 1993. Earlier application is not required by the FASB. The Company plans to adopt SFAS 112 in 1994 with no prior period restatement. The effect of adopting SFAS 112 will not be significant on the financial position or results of operations of the Company. The costs of providing postemployment benefits approximated $18,000 (unaudited), $23,000 (unaudited), $31,000, $30,000 and $38,000 for the nine months ended September 30, 1993 and 1992 and years ended December 31, 1992, 1991 and 1990, respectively.

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY

FINANCIAL INSTRUMENTS

     In 1992 the Company adopted Statement of Financial Accounting Standards No. 107: "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"). SFAS 107 requires disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the consolidated balance sheet, for which it is practicable to estimate fair value as of the balance sheet date. Changes in market conditions subsequent to that date are not reflected. SFAS 107 has no effect on financial position or results of operations in the current year or any future period. Furthermore, the results of implementing SFAS 107 are not representative of the Company's total value.

     When quoted market prices are not available, SFAS 107 permits using the present value of anticipated future cash flows. In that regard, the estimated fair value will be affected by prepayment and discount rate assumptions. Such method may not provide the actual amount which would be realized in the ultimate sale of the financial instrument.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value:

  Cash and short-term investments

     The carrying amount is a reasonable estimate of fair value.

  Securities

     Fair values are based on quoted market prices as published by various quotation services or, if quoted market prices are not available, on dealer quotes. Fair value of the Bank's investment in FHLB is its carrying amount.

  Loan receivables and commitments to extend credit

     For certain homogeneous categories of loans, such as one-to-four family mortgages, consumer loans, and loans held for sale, fair value is based on a quoted market price from a dealer. The fair value of other types of loans and commitments to extend credit is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit risks and for the same remaining maturities.

  Deposit liabilities

     Carrying amount is a reasonable estimate of fair value for savings, demand deposit, and money market accounts. Fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

PER SHARE DATA

     Income/(loss) per share was computed by dividing net income/(loss) for each year by the weighted average number of shares outstanding (which excludes unvested shares of the MRP).

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1992, 1991 and 1990 financial statements to conform to the 1993 presentation.

2. CASH AND DUE FROM BANKS

     Reserves maintained to meet Federal Reserve Board regulations amounted to $356,000 (unaudited), $280,000 and $263,000 during the bi-weekly maintenance periods that included September 30, 1993 and December 31, 1992 and 1991, respectively.

                                               WASHINGTON BANCORP, INC. AND SUBSIDIARY
                                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
3. SECURITIES
                                                                     SEPTEMBER 30, 1993
                                  ----------------------------------------------------------------------------------------
                                                HELD TO MATURITY                               HELD FOR SALE
                                            -------------------------                    -------------------------
                                   WEIGHTED          GROSS UNREALIZED          WEIGHTED          GROSS UNREALIZED
                                    AVERAGE CARRYING ---------------- MARKET    AVERAGE CARRYING ----------------  MARKET
                                     YIELD    VALUE   GAINS  LOSSES    VALUE     YIELD    VALUE    GAINS  LOSSES    VALUE
                                     -----    -----   -----  ------   ------   -------- --------   -----  ------   ------
                                                                   (DOLLARS IN THOUSANDS)
                                                                         (UNAUDITED)

Investment securities
U.S.Treasury:
 Maturing within 1 year . . . . . .    --%  $    --   $ --   $  --   $    --     3.55%  $ 1,943    $  3    $ --  $ 1,946
 Maturing between 1-5 years . . . .  5.45    13,615    354     (4)    13,965       --        --      --      --       --
 Maturing between 5-10 years. . . .    --        --     --      --        --     4.91    32,587     584      --   33,171
                                     ----   -------   ----   -----   -------     ----   -------    ----    ----- -------
                                     5.45   $13,615   $354   $ (4)   $13,965     4.83    34,530     587      --   35,117
                                     ----   -------   ----   -----   -------     ----   -------    ----    ----- -------
U.S. Government agencies:
 Maturing within 1 year . . . . . .  3.89     1,003     --     (3)     1,000       --        --      --      --       --
                                     ----   -------   ----   -----   -------     ----   -------    ----    ----- -------
Corporate Bonds and Notes:
 Maturing within 1 year . . . . . .  4.02     1,852     --     (1)     1,851     4.10     4,350       9     (5)    4,354
 Maturing between 1-5 years . . . .  4.28       392     10      --       402       --        --      --      --       --
                                     ----   -------   ----   -----   -------     ----   -------    ----    ----- -------
                                     4.07     2,244     10     (1)     2,253     4.10     4,350       9     (5)    4,354
                                     ----   -------   ----   -----   -------     ----   -------    ----    ----- -------
Other Securities:
 Maturing within 1 year . . . . . .    --        --     --      --        --     4.50     1,561      19      --    1,580
                                     ----   -------   ----   -----   -------     ----   -------    ----    ----- -------
                                     5.18%  $16,862   $364   $ (8)   $17,218     4.74%  $40,441    $615    $(5)  $41,051
                                     ====   =======   ====   =====   =======     ====   =======    ====    ===== =======
Mortgage-backed securities
Government National
 Mortgage Association
 ("GNMA") pass-through
 certificates . . . . . . . . . . .  6.24%  $ 8,616   $ 39   $(59)   $ 8,596     6.82%  $ 7,054   $  36  $ (32)  $ 7,058
Federal Home Loan Mortgage
 Association ("FHLMC")
 pass-through certificates. . . . .  5.18     2,865      9    (15)     2,859    5.38      1,870       8     (9)    1,869
                                     ----   -------   ----   -----   -------     ----   -------    ----    ----- -------
                                     6.14% $ 11,481   $ 48   $(74)   $11,455     6.52%  $ 8,924    $ 44 $  (41)  $ 8,927
                                     ====   =======   ====   =====   =======     ====   =======    ====    ===== =======

                                                                F-58

                                               WASHINGTON BANCORP, INC. AND SUBSIDIARY
                                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                                                      DECEMBER 31, 1992
                                  ----------------------------------------------------------------------------------------
                                                HELD TO MATURITY                               HELD FOR SALE
                                            -------------------------                    -------------------------
                                   WEIGHTED          GROSS UNREALIZED          WEIGHTED          GROSS UNREALIZED
                                    AVERAGE CARRYING ---------------- MARKET    AVERAGE CARRYING ----------------  MARKET
                                     YIELD    VALUE   GAINS  LOSSES    VALUE     YIELD    VALUE    GAINS  LOSSES    VALUE
                                     -----    -----   -----  ------   ------   -------- --------   -----  ------   ------
                                                                   (DOLLARS IN THOUSANDS)

Investment securities
U.S.Treasury:
 Maturing between 1-5 years . . . .  5.95% $ 19,090  $ 453   $  --  $ 19,543       --%   $   --   $  --   $  --   $   --
                                     ----   -------   ----   -----   -------     ----   -------    ----    ----- -------
U.S. Government agencies:
 Maturing within 1 year . . . . . .  3.74     5,611      2     (7)     5,606       --        --      --      --       --
                                     ----   -------   ----   -----   -------     ----   -------    ----    ----- -------
Corporate Bonds and Notes:
 Maturing within 1 year . . . . . .  4.00    19,754    187    (37)    19,904     4.64     1,937      17      --    1,954
 Maturing between 1-5 years . . . .  4.53     3,151     46     (2)     3,195       --        --      --      --       --
                                     ----   -------   ----   -----   -------     ----   -------    ----    ----- -------
                                     4.07    22,905    223    (39)    23,099     4.64     1,937      17      --    1,954
                                     ----   -------   ----   -----   -------     ----   -------    ----    ----- -------
Other Securities:
 Maturing within 1 year . . . . . .  3.65     9,188      2     (8)     9,182       --        --      --      --       --
                                     ----   -------   ----   -----   -------     ----   -------    ----    ----- -------
                                     4.58%  $56,794   $690  $ (54)   $57,430     4.64%   $1,937  $   17   $  --   $1,954
                                     ====   =======   ====   =====   =======     ====   =======    ====    ===== =======
Mortgaged-backed securities
 Government National
 Mortgage Association("GNMA")
  pass-through certificates . . . .  7.12%  $ 7,213  $  16  $ (32)   $ 7,197       --%    $  --   $  --   $  --    $  --
Federal Home Loan Mortgage
 Association ("FHLMC")
  pass-through certificates . . . .    --        --     --      --        --       --        --      --      --       --
                                     ----   -------   ----   -----   -------     ----   -------    ----    ----- -------
                                     7.12%  $ 7,213   $16    $(32)   $ 7,197       --%    $  --    $ --   $  --    $  --
                                     ====   =======   ====   =====   =======     ====   =======    ====    ===== =======

                                                                      DECEMBER 31, 1991
                                  ----------------------------------------------------------------------------------------
                                                HELD TO MATURITY                               HELD FOR SALE
                                            -------------------------                    -------------------------
                                   WEIGHTED          GROSS UNREALIZED          WEIGHTED          GROSS UNREALIZED
                                    AVERAGE CARRYING ---------------- MARKET    AVERAGE CARRYING ----------------  MARKET
                                     YIELD    VALUE   GAINS  LOSSES    VALUE     YIELD    VALUE    GAINS  LOSSES    VALUE
                                     -----    -----   -----  ------   ------   -------- --------   -----  ------   ------
                                                                   (DOLLARS IN THOUSANDS)

Investment securities
U.S.Treasury:
 Maturing between 1-5 years . . . .  6.30% $ 43,118  $ 964   $  --  $ 44,082       --%    $  --   $  --   $  --    $  --
 Maturing between 5-10 years. . . .  6.48     9,668     34      --     9,702       --        --      --      --       --
                                     ----   -------   ----   -----   -------     ----   -------    ----    ----- -------
                                     6.33%  $52,786  $ 988   $  --  $ 53,784       --%    $  --   $  --   $  --    $  --
                                     ====   =======   ====   =====   =======     ====   =======    ====    ===== =======
Mortgaged-backed securities
Federal Home Loan Mortgage
 Association ("FHLMC")
 pass-through certificates. . . . .  7.50%  $ 1,517   $ 16     $--   $ 1,533       --%    $  --   $  --   $  --    $  --
                                     ====   =======   ====   =====   =======     ====   =======    ====    ===== =======


     The carrying value of securities pledged to collateralize public deposits approximated $1,024,000 (unaudited), $1,454,000 and $2,082,000 at September 30, 1993 and December 31, 1992 and 1991, respectively.

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. LOANS AND REO

     The Bank's primary market area for lending encompasses Hudson and Bergen Counties, New Jersey. The following table sets forth the composition of the Bank's loan portfolio:

                                  SEPTEMBER 30,         DECEMBER 31,
                                  -------------  ---------------------------
                                      1993           1992           1991
                                  ------------   ------------   ------------
                                   (UNAUDITED)
Real estate:
 1-4 family . . . . . . . . . .   $117,160,287   $125,858,058   $135,133,491
 Multi-family/commercial. . . .     58,145,731     52,742,859     55,940,022
 Construction . . . . . . . . .      2,957,020      2,533,164      1,449,287
                                  ------------   ------------   ------------
    Total real estate loans . .    178,263,038    181,134,081    192,522,800
 Commercial/financial . . . . .      3,006,842      3,551,679      4,080,755
 Consumer and other loans . . .      1,324,001      1,731,241      3,175,820
                                  ------------   ------------   ------------
    Total loans . . . . . . . .    182,593,881    186,417,001    199,779,375
Less: Unearned interest . . . .         80,319         87,541        185,752
      Deferred loan fees. . . .        921,063      1,052,732      1,096,497
      Allowance for losses. . .      2,855,000      2,776,000      2,989,000
                                  ------------   ------------   ------------
Loans, net. . . . . . . . . . .   $178,737,499   $182,500,728   $195,508,126
                                  ============   ============   ============

     Subsequent to September 30, 1993, a borrower who had aggregate loans totalling $8.4 million (unaudited) (a $7.0 million first mortgage classified as multi-family/commercial and a $1.4 million line-of-credit classified as commercial/financial) prepaid such loans. The aggregate weighted average yield was 9.8% (unaudited).

Nonperforming loans

     Nonperforming loans, which are a component of loans, include loans which are accounted for on a nonaccrual basis and troubled debt restructurings.


                                  SEPTEMBER 30,         DECEMBER 31,
                                  -------------  ---------------------------
                                      1993           1992           1991
                                  ------------   ------------   ------------
                                   (UNAUDITED)
Nonaccrual loans:
 Real estate loans:
  1-4 family. . . . . . . . . . .  $ 4,594,637     $5,527,941    $10,436,523
  Multi-family/commercial . . . .   11,541,836      1,648,146      4,009,110
  Construction. . . . . . . . . .      244,000        944,000        130,000
                                  ------------   ------------   ------------
     Total real estate loans. . .   16,380,473      8,120,087     14,575,633
 Commercial/financial . . . . . .          --         224,591        514,591
 Consumer and other loans . . . .       34,426        254,571        931,370
                                  ------------   ------------   ------------
    Total nonaccrual loans. . . .   16,414,899      8,599,249     16,021,594
Troubled debt restructurings:
 Commercial/financial . . . . . .      174,288        207,088        611,788
                                  ------------   ------------   ------------
    Total nonperforming loans . .  $16,589,187     $8,806,337    $16,633,382
                                  ============   ============   ============

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     Interest on nonperforming loans which would have been recorded had such loans been performing (based upon original contract terms) throughout the period would have approximated $832,000 (unaudited), $609,000, $975,000 and $824,000 for the nine months ended September 30, 1993 and years ended December 31, 1992, 1991 and 1990, respectively. Interest income on those loans, which is recorded only when received, amounted to $172,000 (unaudited), $416,000, $548,000 and $536,000 for the nine months ended September 30, 1993 and years ended December 31, 1992, 1991 and 1990, respectively.


     During the first quarter of 1993, a Chapter 11 bankruptcy petition was filed by the obligor of an approximately $9.0 million loan, a loan on which the Bank currently has a first mortgage and an assignment-of-rents (the "Bankruptcy Loan"). On November 10, 1993, the Court dismissed the bankruptcy petition. Nevertheless, the Bank did not receive any of the rental payments from April 1993 through November 1993, as the payments were made to a debtor-in-possession account and, pursant to a Court Order, were released to the City of Philadelphia (and not to the Bank) to pay a substantial portion of property tax arrearages. Rental payments to the Bank were resumed in December 1993. On January 29, 1994, the Bank paid approximately $450,000 to the City of Philadelpha to resolve all remaining property tax arrearages and to pay 1994 property taxes. The amount of such payment was capitalized into the Bankruptcy Loan balance. The Bank has classified the Bankruptcy Loan as a nonaccrual loan included in multi-family/commercial category. Management believes that the Bank has adequate collateral with respect to the Bankruptcy Loan and anticipates collection of the outstanding principal balance.


REO

                                  SEPTEMBER 30,         DECEMBER 31,
                                  -------------  ---------------------------
                                      1993           1992           1991
                                  ------------   ------------   ------------
                                   (UNAUDITED)

Acquired by foreclosure or deed in
 lieu of foreclosure. . . . . . .   $4,974,000    $ 7,460,541    $ 4,956,011
 Loans foreclosed in-substance. .    4,548,263      7,339,481      8,934,844
 Less:
 Allowance for losses on REO. . .    1,723,000      1,802,000      1,328,000
                                  ------------   ------------   ------------
    REO, net. . . . . . . . . . .   $7,799,263    $12,998,022    $12,562,855
                                    ==========     ==========     ==========

Allowance for losses on loans and REO

                                      LOANS           REO           TOTAL
                                      -----           ---           -----

 Balance, December 31, 1989 . .   $ 4,720,000     $      --      $4,720,000
 Provision for losses . . . . .     2,350,000      1,672,853      4,022,853
 Recoveries . . . . . . . . . .       347,546            --         347,546
 Losses charged off . . . . . .    (4,838,546)      (696,853)    (5,535,399)
                                  -----------     ----------     ----------
 Balance, December 31, 1990 . .     2,579,000        976,000      3,555,000
 Provision for losses . . . . .     1,500,000      1,170,206      2,670,206
 Recoveries . . . . . . . . . .       240,898            --         240,898
 Losses charged off . . . . . .    (1,330,898)      (818,206)    (2,149,104)
                                  -----------     ----------     ----------
 Balance, December 31, 1991 . .     2,989,000      1,328,000      4,317,000
 Provision for losses . . . . .     1,100,000        851,900      1,951,900
 Recoveries . . . . . . . . . .       257,045            --         257,045
 Losses charged off . . . . . .    (1,570,045)      (377,900)    (1,947,945)
                                  -----------     ----------     ----------
 Balance, December 31, 1992 . .     2,776,000      1,802,000      4,578,000
 Provision for losses
  (Unaudited) . . . . . . . . .       350,000        668,942      1,018,942
 Recoveries (Unaudited) . . . .       196,554            --         196,554
 Losses charged off
  (Unaudited) . . . . . . . . .      (467,554)      (747,942)    (1,215,496)
                                  -----------     ----------     ----------
 Balance, September 30, 1993
  (Unaudited) . . . . . . . . .    $2,855,000     $1,723,000     $4,578,000
                                   ==========     ==========     ==========


                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Related-Party Loans

     An analysis of activity with respect to loans outstanding to directors, officers, their entities and immediate family is as follows:

                                  SEPTEMBER 30,         DECEMBER 31,
                                  -------------  ---------------------------
                                      1993           1992           1991
                                  ------------   ------------   ------------
                                   (UNAUDITED)

Balance, beginning of year. . . .    $866,000     $1,007,000      $1,364,00
 New loans. . . . . . . . . . . .         --         356,000        150,000
 Repayments/reductions. . . . . .    (250,000)      (497,000)      (507,000)
                                     --------     ----------     ----------
Balance, end of period. . . . . .    $616,000     $  866,000     $1,007,000
                                     ========     ==========     ==========

     As of September 30, 1993 and December 31, 1992 and 1991, $613,000 (unaudited), $842,000 and $982,000, respectively, of such loans represented collateralized real estate loans and $3,000 (unaudited), $24,000 and $25,000, respectively, represented uncollateralized loans. All such loans were, in the opinion of management, made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outside third parties.

5. PREMISES AND EQUIPMENT

                                  SEPTEMBER 30,         DECEMBER 31,
                                  -------------  ---------------------------
                                      1993           1992           1991
                                  ------------   ------------   ------------
                                   (UNAUDITED)

 Land . . . . . . . . . . . . . .   $  532,496     $  532,496     $  532,496
 Buildings. . . . . . . . . . . .    3,217,367      3,211,426      3,095,210
 Leasehold improvements . . . . .      356,462        356,462        342,383
 Equipment. . . . . . . . . . . .    2,479,811      2,423,942      2,306,773
                                    ----------     ----------     ----------
                                     6,586,136      6,524,326      6,276,863
 Less: Accumulated depreciation
  and amortization. . . . . . . .    3,878,198      3,684,236      3,377,310
                                    ----------     ----------     ----------
                                    $2,707,938     $2,840,090     $2,899,553
                                    ==========     ==========     ==========

                                               WASHINGTON BANCORP, INC. AND SUBSIDIARY
                                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)

6. INTEREST-BEARING DEPOSITS

                                                                                      DECEMBER 31,
                                                                 ------------------------------------------------------
                                       SEPTEMBER 30, 1993                  1992                           1991
                                     ----------------------       ----------------------         ----------------------
                                       AVERAGE                       AVERAGE                       AVERAGE
                                      EFFECTIVE                     EFFECTIVE                     EFFECTIVE
                                    INTEREST RATE AMOUNT          INTEREST RATE AMOUNT          INTEREST RATE AMOUNT
                                    ------------- ------          ------------- ------          ------------- -------
                                                            (Unaudited)
Regular savings accounts. . . . .       2.75%  $103,094,223           3.25%  $ 99,347,342           5.00%  $ 85,320,367
Money market accounts . . . . . .       2.75      6,674,426           3.15      7,369,440           4.50      7,694,662
Checking accounts . . . . . . . .       2.25      4,667,669           2.90      4,185,800           4.25      3,902,754
                                        ----   ------------           ----   ------------           ----   ------------
 Total savings and
  transaction deposits. . . . . .       2.73    114,436,318           3.23    110,902,582           4.93     96,917,783
                                        ----   ------------           ----   ------------           ----   ------------
Market-rate certificates under
 $100,000 maturing:
 Three months or less . . . . . .       3.62     28,478,328           4.86     45,781,741           6.59     54,412,261
 Three months to six months . . .       3.93     34,333,382           4.97     29,851,480           6.07     28,548,185
 Six months to one year . . . . .       3.93     26,003,610           4.79     33,046,983           6.43     35,681,331
 One to two years . . . . . . . .       4.43     11,526,010           6.22     11,860,462           7.99     17,938,416
 Two to three years . . . . . . .       4.85     10,381,005           4.91      3,212,207           7.10      7,260,773
 Three to five years. . . . . . .       5.30      5,038,985           6.11      1,225,039           6.90        654,524
Market-rate certificates
 $100,000 and over maturing:
 Three months or less . . . . . .       4.30      2,675,463           4.90      3,294,615           6.96      3,592,936
 Three months to six months . . .       3.95      2,307,224           4.68      2,014,480           6.35      2,323,346
 Six months to one year . . . . .       3.88      1,605,220           5.16      2,417,186           6.32      1,896,756
 One to two years . . . . . . . .       4.24        736,241           6.89        428,375           8.11      1,554,009
 Two to three years . . . . . . .       4.90        405,161           5.30        214,475           7.57        213,011
 Three to five year . . . . . . .       5.19      1,212,031             --            --              --            --
                                        ----   ------------           ----   ------------           ----   ------------
 Total certificates of deposit. .       4.06    124,702,660           5.01    133,347,043           6.66    154,075,548
                                        ----   ------------           ----   ------------           ----   ------------
Total interest-bearing deposits .       3.42%  $239,138,978           4.20%  $244,249,625           5.99%  $250,993,331
                                        ====   ============           ====   ============           ====   ============
Average effective interest rate
 on all deposits. . . . . . . . .       3.30%                         4.04%                         5.75%
                                        ====                          ====                          ====

7. BORROWINGS

    During 1993 and 1991, the maximum amount outstanding at any month-end to the FHLB was $400,000 (unaudited) and $28,500,000, respectively. There were no borrowings during 1992. The average amount outstanding during 1993, 1991 and 1990 approximated $355,000 (unaudited), $23,308,000 and $31,558,000, respectively, with weighted average interest rates of 4.9% (unaudited), 8.4% and 8.6%, respectively. During the fourth quarter of 1991, the Bank used proceeds primarily from the sale of one-to-four family performing mortgage loans and investment securities to prepay $15,900,000 of FHLB advances, incurring approximately $1,034,000 of early extinguishment costs. The costs have been included in the consolidated statements of operations as an extraordinary item. Due to the net operating loss carryforward position of the Company, there was no income tax effect for these transactions.

    In 1987, the Bank established an ESOP, which borrowed $l,449,000 from an unrelated third party lender to acquire 138,000 shares of the Company's Common Stock at $10.50 per share (secured by the shares purchased). The loan was scheduled to mature in 1997, however, the ESOP, at its option, repaid the remaining balance of the loan during 1992 with no penalty. The ESOP repaid the loan as contributions were received from the Bank. The amount payable at December 31, 1991 of $96,600 is reflected on the consolidated balance sheet in other liabilities. Interest was paid and accrued monthly at a variable rate which approximated the then going prime rate. The related interest expense incurred for the years ended December 31, 1992, 1991 and 1990 approximated $1,000, $23,000 and $55,000, at an effective rate of 3.9%, 9.3% and 10.0%, respectively.

    The Bank also has a line of credit, which expires on September 1, 1994, of approximately $14.5 million (unaudited) with the FHLB, none of which was in use at September 30, 1993.

                         WASHINGTON BANCORP, INC. AND SUBSIDIARY
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8. PENSION PLAN

     The components of net periodic pension cost/(credit) include the following:

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                                        ------------------------     ------------------------------------
                                                           1993           1992          1992         1991         1990
                                                         --------       --------      --------     --------     --------
                                                               (UNAUDITED)

Service cost of benefits earned. . . . . . . . . . .     $103,275       $ 91,804     $122,405      $102,672     $ 79,101
Interest cost on projected benefit obligation. . . .      168,825        156,895      209,194       205,182      190,838
Actual return on plan assets . . . . . . . . . . . .     (199,800)      (209,914)    (279,886)     (210,743)    (224,720)
Net amortization:
 Deferred investment liability . . . . . . . . . . .          --          25,075       33,433           --           --
 Unrecognized net transition asset . . . . . . . . .      (43,800)       (43,767)     (58,356)      (58,356)     (58,356)
 Unrecognized prior service liability. . . . . . . .        1,125          1,092        1,456         1,456        1,456
                                                         --------       --------     --------      --------     --------
Net periodic pension cost/(credit) . . . . . . . . .     $ 29,625       $ 21,185     $ 28,246      $ 40,211     $(11,681)
                                                         ========       ========     ========      ========     ========

     The funded status of the plan, which invests primarily in marketable equity and debt securities, and the amounts recognized in the consolidated balance sheets are as follows:

                                                        DECEMBER 31,
                                                 --------------------------
                                                     1992           1991
                                                  -----------    -----------
Actuarial present value of accumulated benefit
 obligation:
 Vested benefits. . . . . . . . . . . . . . . . $(2,338,576)   $(2,194,728)
 Nonvested benefits . . . . . . . . . . . . . .    (150,610)      (114,309)
                                                -----------     ----------
 Accumulated benefit obligation . . . . . . . .  (2,489,186)    (2,309,037)
Effect of assumed increase in future compensation
 levels . . . . . . . . . . . . . . . . . . . .    (341,898)      (464,875)
                                                -----------     ----------
Projected benefit obligation. . . . . . . . . .  (2,831,084)    (2,773,912)
Plan assets at fair value . . . . . . . . . . .   3,333,266      3,184,090
                                                -----------     ----------
Plan assets in excess of projected benefit
 obligation . . . . . . . . . . . . . . . . . .     502,182        410,178
Unrecognized net transition asset . . . . . . .    (300,524)      (358,880)
Unrecognized net (gain)/loss. . . . . . . . . .    (142,334)        17,205
Unrecognized prior service liability. . . . . .      (7,784)        11,283
                                                -----------     ----------
Net pension asset . . . . . . . . . . . . . . . $    51,540    $    79,786
                                                ===========    ===========

     The expected long-term rate of return on plan assets used in determining the net periodic pension cost/(credit) was 8.00% in 1993 (unaudited), 1992, 1991 and 1990. The projected benefit obligation is based on an assumed discount rate of 8.00% in 1992 and 8.25% in 1991 and an assumed rate of compensation increase of 6.00% in 1992 and 1991. The original net transition asset of $650,660 is being amortized over approximately eleven years and is due to expire in 1998.

9. BENEFIT PLANS

     The expense charged to operations for the following benefit plans during the nine months ended September 30, 1993 and years ended December 31, 1992, 1991 and 1990 approximated $120,000 (unaudited), $193,000, $376,000 and
$447,000, respectively.

INCENTIVE STOCK OPTION PLAN ("OPTION PLAN")

     The Option Plan authorizes the granting of 172,500 nonqualified and incentive stock options through 1997 to certain officers and other key employees of the Bank. Each option entitles the holder to purchase one share of Common Stock at an exercise price equal to the fair market value as of the date of grant. Options may be exercisable at such times (not after ten years from grant) as the Stock Option Plan Committee determines. The exercise price may be

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

paid in cash or Common Stock. No options have been exercised as of September 30, 1993 (unaudited). At September 30, 1993, there were no options available for grant under the plan (unaudited).

EMPLOYEE STOCK OPTION PLAN ("ESOP")

     The ESOP, established for employees age 21 or older who have at least one year of credited service, was funded by the Bank's discretionary cash contributions that are invested in the Common Stock. Benefits may be paid either in shares of Common Stock or in cash. Shares purchased with such proceeds are held in a suspense account by the ESOP Trustee for allocation among members. Benefits become 20% vested each year of credited service, with 100% vesting after 5 years of credited service. Forfeitures will be reallocated among remaining participating employees. Benefits may be payable upon retirement, early retirement, disability or separation from service.

     The ESOP Trustee must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Shares for which employees do not give instructions, shares held by the ESOP trustee and unallocated shares will be voted in the same proportion as the shares with respect to which instructions have been given.

     The ESOP is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (which applies to all employee stock ownership plans), and the regulations of the Internal Revenue Service and the Department of Labor thereunder.

MANAGEMENT RECOGNITION PLAN ("MRP")

     The Bank established the MRP as a method of providing employees in key positions with a proprietary interest in the Bank in a manner designed to encourage such key employees to remain with the Bank. The Bank contributed $630,000 to the MRP to enable it to acquire 60,000 shares of Common Stock. Such amount represents deferred compensation and has been accounted for as a reduction of stockholders' equity. Awards generally vest over either a three or five year period and will be 100% vested upon termination of employment by death, disability, retirement, or following a change in control of the Company.

OPTION PLAN FOR OUTSIDE DIRECTORS ("DIRECTORS' OPTION PLAN")

     Each member of the Board of Directors who is not an officer or employee of the Bank was granted a single non-qualified option to purchase 7,187.5 shares (aggregate 57,500 shares) of the Company at an exercise price equal to the fair market value as of the date of grant. Each option granted under the Directors' Option Plan expires upon the earlier of ten years following the date of the option or thirty days following the date the optionee ceases to be a director. At September 30, 1993, there were no options available for grant under the plan (unaudited).

DIRECTORS COMPENSATION PLAN FOR OUTSIDE DIRECTORS ("DCP") (UNAUDITED)

     During the third quarter of 1993, the Bank approved in principal, subject to certain conditions, the DCP, which covers any outside director who has served in that capacity for at least five consecutive calendar years. Eligibility, benefits and vesting will continue should an outside director subsequently become an officer or employee. An outside director becomes fully vested upon either fifteen years of service as director, sixty-five years of age, death, or change in control of the Company, as described below. Subsequent to retirement, the DCP provides an annual benefit equal to (a) 50% of the outside director's annual retainer in effect at the time of retirement (the "then current retainer"), plus (b) 5% of the then current retainer for each additional year of service in excess of 5 years (up to a maximum of 10 additional years). Benefits are based on actuarial assumptions then in effect under the Retirement Plan of the Bank in Retirement System Group Inc. Benefits payable under the DCP shall be paid directly from the general assets of the Company. The Company is not obligated to set aside, earmark or escrow funds or other assets to satisfy its obligations under the DCP. At September 30, 1993, the accumulated postretirement benefit obligation reflected on the consolidated balance sheet in other liabilities was $25,000 (unaudited).

     In the event of a change in control of the Company, each outside director (regardless of whether he has served as a director for five years) who is neither an officer nor an employee shall receive four times the then current retainer. The cumulative liability under a change in control of the Company is approximately $252,000(unaudited). Such cumulative liability is not reflected in the consolidated financial statements as of September 30, 1993.

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

BONUS PROGRAMS

     Employees of the Bank are awarded cash bonuses based upon length of service, responsibility level and performance.

10. INCOME TAX EXPENSE/(BENEFIT)
                                     NINE MONTHS ENDED
                                       SEPTEMBER 30,  YEAR ENDED DECEMBER 31,
                                       -------------  -----------------------
                                        1993   1992   1992    1991    1990

                                        (UNAUDITED)   (DOLLARS IN THOUSANDS)
Current:
 Federal. . . . . . . . . . . . . . .  $ 395  $ 588  $ 288    $  -- $(1,287)
 State. . . . . . . . . . . . . . . .     37     51     51       --      --
                                       -----  -----  -----    ----- -------
                                         432    639    339       --  (1,287)
Deferred. . . . . . . . . . . . . . .     --     --   (250)      --    (251)
Income tax refund . . . . . . . . . .   (747)    --     --       --      --
Charge in lieu of income taxes. . . .     --     --    539       --      --
Write-off of net deferred tax asset .     --     --     --      552      --
                                       -----  -----  -----    ----- -------
                                       $(315) $ 639  $ 628    $ 552 $(1,538)
                                       =====  =====  =====    ===== =======

    During 1993, the Company received an income tax refund of $747,000 (unaudited) as a result of an overassessment of previously paid federal income taxes. During 1992, the Company utilized net operating loss carryforwards of approximately $754,000 for federal income tax purposes and approximately $1,700,000 for financial reporting purposes to record an extraordinary credit in the amount of $539,000, which partially offset income tax expense of $628,000. During 1991, the $552,000 of expense was a result of the write-off of the net deferred tax asset as a result of the Company's tax loss carryforward position.

    A reconciliation between the reported income tax expense/(benefit) and the amount computed by multiplying income/(loss) before income tax expense/(benefit) and extraordinary item by the statutory Federal income tax rate is as follows:

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                                       ---------------------------------  ----------------------------------------------------
                                           1993               1992             1992             1991               1990
                                      --------------     --------------   --------------   --------------    ----------------
                                                  (UNAUDITED)                            (DOLLARS IN THOUSANDS)

Statutory expense/(benefit)           $ 413    34.0%     $ 637   34.0%    $ 743    34.0%    $  81   34.0%   $(1,159)  (34.0%)
(Deductible)/nondeductible loan
 loss provision . . . . . . . . .        --       --       (33)   (1.7)    (151)    (6.9)     160    67.3      (227)    (6.7)
State income tax, net of federal
 benefit  . . . . . . . . . . . .        24      2.0        34     1.8       35      1.6       --      --        --       --
Income tax refund . . . . . . . .      (747)   (61.4)       --      --       --       --       --      --        --       --
Rate differential of carryback. .        --       --        --      --       --       --       --      --      (118)    (3.5)
Write-off of deferred tax asset,
 net of benefit . . . . . . . . .        --       --        --      --       --       --      310   130.2        --       --
Other . . . . . . . . . . . . . .        (5)     (.5)        1      --        1       --        1     (.2)      (34)    (0.9)
                                      -----    -----     -----   -----    -----    -----    -----  ------   -------    -----
                                      $(315)   (25.9)%   $ 639   34.1%    $ 628    28.7%    $ 552  231.7%   $(1,538)   (45.1)%
                                      =====    =====     =====   =====    =====    =====    =====  ======   =======    =====

                                                                   F-66

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     Temporary differences, which give rise to deferred tax assets and liabilities under SFAS 109, as of September 30, 1993, are as follows:

                                                             DEFERRED TAX
                                                          -------------------
                                                         ASSETS   LIABILITIES
                                                         ------   -----------
                                                         (DOLLARS IN THOUSANDS)

                                                              (UNAUDITED)

Financial basis reserve for losses on loans and REO . . $1,647 $ -- Tax basis reserve for losses on loans and REO in excess
 of base year tax reserve . . . . . . . . . . . . . . .      --      1,126
Deferred loan origination fees. . . . . . . . . . . . .     331         --
Interest on nonaccrual loans. . . . . . . . . . . . . .     209         --
Accretion of bond discount. . . . . . . . . . . . . . .      --          8
Deferred compensation . . . . . . . . . . . . . . . . .      78         --
Other . . . . . . . . . . . . . . . . . . . . . . . . .     228         --
                                                         ------     ------
  Subtotal. . . . . . . . . . . . . . . . . . . . . . .   2,493      1,134
Less valuation allowance. . . . . . . . . . . . . . . .     809         --
                                                         ------     ------
Net deferred taxes/liabilities. . . . . . . . . . . . .  $1,684     $1,134
                                                         ======     ======
Net deferred tax asset. . . . . . . . . . . . . . . . .  $  550
                                                         ======

    Under APB 11, the provision for losses on loans and REO was treated as a permanent difference which did not require deferred taxes. Under SFAS 109, differences between the book and tax basis reserve for losses on loans and REO are treated as temporary differences requiring deferred taxes, except that no deferred tax liability is required for the base year tax reserve of approximately $295,000 (unaudited) as of September 30, 1993. In addition, management is reviewing the Company's valuation allowance which was established at the beginning of 1993 when SFAS 109 was adopted. Based upon projected operating results for 1993, and other events which have occured in the forth quarter of 1993, management anticipates a decrease to the allowance of approximately $800,000, which is subject to audit and would be recorded in the fourth quarter of 1993.


    Tax effects of the principal temporary differences are as follows:

                                           NINE MONTHS
                                              ENDED         YEAR ENDED
                                          SEPTEMBER 30,     DECEMBER 31,
                                          ------------- ------------------
                                          1993   1992   1992   1991   1990
                                          ----   ----   ----   ----   ----
                                          (UNAUDITED) (DOLLARS IN THOUSANDS)
Financial basis reserve for losses on
 loans and REO. . . . . . . . . . . . .   $ --   $ --  $  --   $ --   $ --
Tax basis reserve for losses on loans and REO
 in excess of base year tax reserve . .   (125)    --     --     --     --
Deferred loan origination fees. . . . .    (48)    --   (248)    --     67
Interest on nonaccrual loans. . . . . .    133     --     23     --     27
Carrying costs of REO . . . . . . . . .     --     --     --     --   (270)
Accretion of bond discount. . . . . . .     14     --     14     --     42
Deferred compensation . . . . . . . . .    (32)    --    (28)    --    (76)
Other . . . . . . . . . . . . . . . . .     58     --    (11)    --    (41)
                                          ----   ----  -----   ----  -----
                                          $ --   $ --  $(250)  $ --  $(251)
                                          ====   ====  =====   ====  =====

11. COMMITMENTS AND CONTINGENCIES

     Total rent expense for all bank branches under operating leases was approximately $47,000 (unaudited), $130,000, $105,000, and $132,000 for the nine months ended September 30, 1993 and years ended December 31, 1992, 1991 and 1990, respectively. Unaudited future minimum lease payments required under noncancellable operating leases for bank branches as of September 30, 1993 are as follows:

              1994 . . . . . . . . . . . . . . . . $ 71,000
              1995 . . . . . . . . . . . . . . . .   71,000
              1996 . . . . . . . . . . . . . . . .   71,000
              1997 . . . . . . . . . . . . . . . .   50,000
              1998 . . . . . . . . . . . . . . . .    7,000
              Thereafter . . . . . . . . . . . . .     --
                                                   --------
                                                   $270,000
                                                   ========

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     Certain of the above leases contain renewal options which provide for increased rental payments as a result of increases in real estate taxes. It is generally expected that in the normal course of business, leases that expire will be renewed or replaced by other leases with similar terms.

     The Company has entered into a severance agreement with a certain key executive. In the event of a change in control of the Company, this executive will receive a payment equal to three times his average annual compensation over the five previous years of his employment with the Bank, if terminated for other than cause or upon certain other events of termination of employment.

     In December 1988, a class action lawsuit was filed against the Company alleging violations of federal securities laws during the class period from March 18, 1988 through November 17, 1988. On April 8, 1991, the Company paid $1 million in settlement of the lawsuit. Legal expenses related to the lawsuit amounted to approximately $300,000.

     In October 1991, a complaint was filed by a former officer in New Jersey Superior Court against the Company, the Bank and certain directors and officers seeking unspecified damages relating to the termination of such officer's employment. The Company and individual defendants have filed an answer and have asserted certain counterclaims. Although this complaint was recently dismissed, it was dismissed without prejudice to the plaintiff's right to refile the complaint by March 31, 1994. The Company understands that the complaint will be refiled on or before that date. In April 1992, a complaint was filed in the New Jersey Superior Court against the Company and the Bank seeking unspecified damages and alleging violations of state securities laws, certain banking laws and state common law. This lawsuit is in the discovery stage. The plaintiffs recently moved to file an amended complaint adding claims against nine individual defendants including current and former officers and directors of the Company and the Bank. Management believes that the defendants have meritorious defenses in both of these matters and intends to vigorously defend these matters. Management believes that these lawsuits will not have a material adverse impact on the financial condition of the Company or the Bank; however, given the fluctuations in results of operations during recent years, management cannot predict the impact on the Company's or the Bank's results of operations.

     The Bank is also subject to other legal proceedings involving collection matters, contract claims and miscellaneous items arising in the normal course of business. It is the opinion of management that the resolution of such legal proceedings will not have a material impact on the financial statements of the Company or the Bank.

12. FINANCIAL INSTRUMENTS

 Off-Balance-Sheet Risk

     In the normal course of business, the Bank is a party to financial instruments with off-balance-sheet risk which are properly not recorded in the consolidated financial statements. These financial instruments principally represent commitments to extend credit to potential borrowers and involve, to varying degrees, elements of credit and interest-rate risk. At September 30, 1993 and December 31, 1992 and 1991, the Bank's exposure to credit loss in the event of nonperformance by the potential customers is represented by the contractual amount of the financial instruments as follows:

                                                                 EXPIRATION
                                      CONTRACTUAL   INTEREST        DATES
                                        AMOUNT        RATES        THROUGH
                                      -----------  ----------  --------------
At September 30, 1993: (Unaudited)
 Loan commitments-variable. . .        $2,287,000   6.0%-8.9%   December 1993
 Loan commitments-fixed . . . .         4,790,000   6.2-10.5    December 1993
 Lines of credit-variable . . .           933,000   7.5-11.0   September 1994
 Undisbursed construction
  loans-fixed . . . . . . . . .         1,477,000   6.2-10.25       June 1995
At December 31, 1992:
 Loan commitments-variable. . .        $2,628,000   5.8%-8.0%      March 1993
 Loan commitments-fixed . . . .         2,519,000   7.8-10.5       March 1993
 Lines of credit-variable . . .           808,000   8.0-11.0    November 1993
 Undisbursed construction
  loans-fixed . . . . . . . . .           197,000   7.0-10.0     October 1993
At December 31, 1991:
 Loan commitments-variable. . .        $2,815,000   8.5%-10.0%     March 1992
 Loan commitments-fixed . . . .           834,000   8.0-10.5       March 1992
 Lines of credit-variable . . .         2,646,000   8.5-11.0    November 1993
 Undisbursed construction
  loans-fixed . . . . . . . . .         1,266,000   9.0-11.3     October 1992

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

    Since loan commitments and lines of credit may expire without being exercised, the total commitment amount does not necessarily represent future cash requirements. In addition, expiration dates may be extended. The amount of collateral obtained by the Bank upon originating the loan is based upon management's credit evaluation of the potential borrower and the real estate financed.

 Concentrations of Credit Risk

    The Bank's exposure to credit risk is dependent upon the economic condition of its primary market areas for lending--Bergen and Hudson counties, New Jersey. In addition, as of September 30, 1993 and December 31, 1992 and 1991, 2 commercial borrowers whose aggregate loan concentrations total $17.3 million (unaudited) in 1993, $17.4 million in 1992 and $17.7 million in 1991, have balances greater than 10% of stockholders' equity as of such respective dates. Refer to footnote 4 for a discussion of the Bankruptcy Loan and to a borrower who prepaid its loan balance subsequent to September 30, 1993.

    The Bank originates adjustable-rate loans to manage its interest exposure on its deposits. The adjustable-rate loans have interest rate adjustment limitations with annual and lifetime caps and are generally indexed to the 1 and 3 year Treasury indices. Future market factors may affect the correlation of the interest rate adjustment with the rates paid on deposits that have been primarily utilized to fund such loans. No loans had reached their interest rate adjustment limitation ceiling as of September 30, 1993 (unaudited).

 Fair Value of Financial Instruments

    The estimated fair values of the Company's financial instruments, for which it is practicable to estimate fair values, as of December 31, 1992 are as follows:
                                           CARRYING AMOUNT    FAIR VALUE
                                           ---------------    ----------
                                                  (IN THOUSANDS)
      Financial assets:
       Cash and Federal funds sold . . . .    $  7,336        $   7,336
       Investments held for sale . . . . .       1,936            1,954
       Loans held for sale . . . . . . . .       9,000            9,032
       Investment securities . . . . . . .      56,794           57,430
       Mortgage-backed securities. . . . .       7,213            7,197
       Loans . . . . . . . . . . . . . . .     186,417
        Less: allowance for losses . . . .      (2,776)
            unearned income. . . . . . . .      (1,140)
                                               -------
                                               182,501          182,283
       Investment in FHLB. . . . . . . . .       1,632            1,632
      Financial liabilities:
       Deposits. . . . . . . . . . . . . .     252,623          253,287

13. STOCKHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

     In 1987, when the Bank converted from a savings bank in mutual form to a savings bank in stock form, the Company established a liquidation account in an amount equal to the Bank's surplus and reserves at December 31, 1986 ($14,351,000). The liquidation account will be maintained for the benefit of eligible depositors who held deposit accounts of $50 or more in the Bank as of December 31, 1985 and who continue to maintain their accounts in the Bank. The liquidation account is reduced annually to the extent that eligible depositors have reduced their eligible deposits (subsequent increases will not restore an interest in the liquidation account). In the unlikely event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in a proportionate amount to the then current adjusted eligible balances for accounts then held. No dividends may be paid to stockholders if such dividends reduce stockholders' equity below the liquidation account, which was approximately $1.2 million (unaudited) at September 30, 1993. (Refer to footnote 14 for additional dividend restrictions.)

                        WASHINGTON BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

14. REGULATORY MATTERS


    On August 13, 1991, the Company signed a Memorandum of Understanding (the "Company-MOU") with the Federal Reserve Bank of New York (the "FRB") in connection with its examination of the Company as of December 31, 1990. The Company-MOU required the Company, among other things, to periodically provide the FRB with certain financial and operational information, restricted dividend payments, and obligated the Company to provide the FRB with notice prior to making large cash expenditures outside the ordinary course of business, or making additions to senior executive management or the board of directors. The Company-MOU also stated that the Company should not consider expansion of its activities. In January 1994, the FRB recinded the Company-MOU.


    During the third quarter of 1993, the Federal Deposit Insurance Corporation (the "FDIC") completed its examination of the Bank as of August 2, 1993. As a result of that examination, the FDIC relieved the Bank of its Memorandum of Understanding which the Bank had signed on December 22, 1992 with the FDIC and the State of New Jersey Department of Banking in connection with their examination as of July 13, 1992.

    Under banking policies issued by the FDIC and the FRB, the Company and the Bank must maintain an adequate level of capital sufficient to meet a leverage capital ratio, a core risk-based capital ratio and a total risk-based capital ratio. The leverage capital ratio is calculated by dividing core capital by average total assets of the most recent quarter-end. The risk-based capital ratios require the Company and the Bank to classify their assets and certain off-balance-sheet activities into categories, and maintain specified levels of capital for each category. The least capital is required for the category deemed to have the least risk, and the most capital is required for the category deemed to have the greatest risk. For purposes of leverage and risk-based capital guidelines, the Company's and the Bank's core capital (also known as Tier 1 capital) consists of common equity in accordance with generally accepted accounting principles ("GAAP") and their total capital consists of core capital plus a portion of the allowance for losses on loans. The qualifying portion of the allowance for losses on loans for the Company and the Bank was approximately $1.9 million (unaudited), $2.3 million and $2.0 million as of September 30, 1993 and December 31, 1992 and 1991. As of September 30, 1993 and December 31, 1992 and 1991, the Company's and the Bank's capital ratios were as follows:

                                                        SEPTEMBER 30,                DECEMBER 31,
                                                      ----------------   -------------------------------------
                                                            1993                1992                 1991
                                                      ----------------    -----------------    ----------------
CAPITAL RATIOS:                             REQUIRED  COMPANY    BANK     COMPANY     BANK     COMPANY   BANK
- ---------------                             --------  -------    ----     -------     ----     -------   ----
                                                         (UNAUDITED)

Leverage. . . . . . . . . . . . . . . . .     7.00%    11.27%    10.97%    10.62%    10.33%      9.26%    9.03%
Core risk-based . . . . . . . . . . . . .     4.00%    20.97     20.39     16.32     15.87      17.74    17.28
Total risk-based. . . . . . . . . . . . .     8.00%    22.23     21.64     17.58     17.12      18.99    18.53


15. MERGER AGREEMENT

     On November 8, 1993, the Company signed a definitive agreement (the "agreement") providing for the merger of the Company with and into Hubco, Inc. of Union City, New Jersey. Under the terms of the agreement, shareholders of the Company will have the right to receive either $16.10 in cash or .6708 of a share of new Series A Convertible Preferred Stock of Hubco, Inc. for each share of the Company's common stock. In addition, the Company issued an option to Hubco, Inc., exercisable in certain circumstances, to acquire 765,000 shares of its authorized but unissued stock at a price of $11.50 per share. The agreement is subject to several conditions, including regulatory and shareholder approvals. No accruals for merger related expenses have been made in the accompanying financial statements. Such expenses will be recognized in subsequent quarters after a review of the nature and extent of possible charges is assessed.

                         WASHINGTON BANCORP, INC. AND SUBSIDIARY
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(continued)

16. PARENT ONLY FINANCIAL INFORMATION

     The following are the balance sheets as of September 30, 1993 and December 31, 1992 and 1991, and the statements of operations and retained earnings and the statements of cash flows for the nine months ended September 30, 1993 and 1992 and years ended December 31, 1992, 1991 and 1990 for Washington Bancorp, Inc. (parent company only).

                                                                     SEPTEMBER 30,        DECEMBER 31,
                                                                     -------------  --------------------------
BALANCE SHEETS                                                           1993           1992          1991
                                                                     -------------  ------------- ------------
                                                                      (UNAUDITED)
ASSETS
Assets:
Due from banks . . . . . . . . . . . . . . . . . . . . . . . . .     $ 1,000,000    $ 1,000,000    $ 1,000,000
Investment in wholly-owned subsidiary, equity basis. . . . . . .      31,345,016     29,469,045     27,216,464
                                                                     -----------    -----------    -----------
                                                                     $32,345,016    $30,469,045    $28,216,464
                                                                     ===========    ===========    ===========
Stockholders' Equity:
Preferred stock, par value $.10 per share, 3,000,000 shares
 authorized, no shares issued and outstanding. . . . . . . . . .     $      --      $      --      $      --
Common stock, par value $.10 per share, 6,000,000 shares
 authorized, 2,307,187 shares issued and outstanding . . . . . .         230,718        230,718        230,718
Paid-in capital. . . . . . . . . . . . . . . . . . . . . . . . .      22,498,778     22,498,778     22,498,778
Retained earnings. . . . . . . . . . . . . . . . . . . . . . . .       9,750,520      7,919,549      5,823,568
                                                                     -----------    -----------    -----------
                                                                      32,480,016     30,649,045     28,553,064
Deferred compensation:
 ESOP. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             --             --         (96,600)
 MRP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (135,000)      (180,000)      (240,000)
                                                                     -----------    -----------    -----------
                                                                     $32,345,016    $30,469,045    $28,216,464
                                                                     ===========    ===========    ===========

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,                YEAR ENDED DECEMBER 31,
                                                      -------------------------  ---------------------------------------
                                                        1993          1992          1992          1991          1990
                                                     -----------   -----------   -----------   -----------   -----------
                                                            (UNAUDITED)
Equity in undistributed earnings/(loss)
 of subsidiary . . . . . . . . . . . . . . . . . .   $1,830,971     $1,790,070    $2,095,981   $(1,348,130)  $(1,869,388)
Retained earnings,
 beginning of year . . . . . . . . . . . . . . . .    7,919,549      5,823,568     5,823,568     7,171,698     9,202,592
Dividends paid to stockholders . . . . . . . . . .          --             --            --            --       (161,506)
                                                     ----------     ----------    ----------   -----------   -----------
Retained earnings, end of period                     $9,750,520     $7,613,638    $7,919,549   $ 5,823,568   $ 7,171,698
                                                     ==========     ==========    ==========   ===========   ===========

STATEMENTS OF CASH FLOWS

Cash Flows from Financing Activities:
Dividends paid to stockholders . . . . . . . . . .     $    --        $    --       $    --       $    --   $   (161,506)
Infusion of capital to subsidiary. . . . . . . . .          --             --            --            --     (6,733,818)
                                                     ----------     ----------    ----------   -----------   -----------
Net Change in Cash . . . . . . . . . . . . . . . .          --             --            --            --     (6,895,324)
Cash, at beginning of year . . . . . . . . . . . .   $1,000,000     $1,000,000    $1,000,000   $ 1,000,000   $ 7,895,324
                                                     ----------     ----------    ----------   -----------   -----------
Cash, at end of period . . . . . . . . . . . . . .   $1,000,000     $1,000,000    $1,000,000   $ 1,000,000   $ 1,000,000
                                                     ==========     ==========    ==========   ===========   ===========

                                                                  F-71

============================================================
     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS SUBSCRIPTION, STOCKHOLDER AND COMMUNITY OFFERING PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESEN-TATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HUBCO, INC. OR ANY OTHER PERSON, FIRM OR ENTITY. THIS SUB-SCRIPTION, STOCKHOLDER AND COMMUNITY OFFERING PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICI-TATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS SUBSCRIPTION, STOCKHOLDER AND COMMUNITY OFFERING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL IN ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                      --------------------------
                           TABLE OF CONTENTS
                                                      PAGE
                                                      ----
Available Information. . . . . . . . . . . . . . . .     6

Incorporation of Certain Documents
 By Reference. . . . . . . . . . . . . . . . . . . .     6
Recent Developments. . . . . . . . . . . . . . . . .     7

Summary. . . . . . . . . . . . . . . . . . . . . . .    10
Summary of Selected Pro Forma Data . . . . . . . . .    22
Investment Considerations. . . . . . . . . . . . . .    24
Market Price and Dividends of HUBCO. . . . . . . . .    27
Use of Proceeds. . . . . . . . . . . . . . . . . . .    28
Capitalization of HUBCO. . . . . . . . . . . . . . .    28
Pro Forma Condensed Combined Unaudited
 Financial Statements. . . . . . . . . . . . . . . .    29
Selected Consolidated Financial Information
 of HUBCO. . . . . . . . . . . . . . . . . . . . . .    37
Management Discussion and Analysis of
 Financial Condition and Results of
 Operations of HUBCO . . . . . . . . . . . . . . . .    38
Business of HUBCO. . . . . . . . . . . . . . . . . .    59
Management Discussion and Analysis of
 Financial Condition and Results of
 Operations of Statewide . . . . . . . . . . . . . .    62
Business of Statewide. . . . . . . . . . . . . . . .    71
Selected Consolidated Fiancial Data of
 Washington. . . . . . . . . . . . . . . . . . . . .    88
Management Discussion and Analysis of
 Financial Condition and Results of
 Operations of Washington. . . . . . . . . . . . . .    90
Business of Washington . . . . . . . . . . . . . . .   110
Regulation and Supervision of HUBCO. . . . . . . . .   112
FIRREA . . . . . . . . . . . . . . . . . . . . . . .   113
Management of HUBCO. . . . . . . . . . . . . . . . .   115
Shareholdings of Principal Shareholders and
 Management of HUBCO . . . . . . . . . . . . . . . .   117
The Merger Conversion. . . . . . . . . . . . . . . .   118
Description of the Offerings . . . . . . . . . . . .   121
Subscription Procedures. . . . . . . . . . . . . . .   124
Certain Federal Income Tax Consequence . . . . . . .   129
Description of Capital Stock of HUBCO. . . . . . . .   132
Experts. . . . . . . . . . . . . . . . . . . . . . .   134
Legal Matters. . . . . . . . . . . . . . . . . . . .   135
Index to Consolidated Financial Statements
 of HUBCO. . . . . . . . . . . . . . . . . . . . . .   136


============================================================

============================================================


                           1,944,444 SHARES



                                [LOGO]

                              HUBCO, INC.

                             COMMON STOCK



                             ------------
                     SUBSCRIPTION, STOCKHOLDER AND
                     COMMUNITY OFFERING PROSPECTUS
                             ------------






                        COMMUNITY CAPITAL GROUP
                             A DIVISION OF
                            RYAN, BECK & CO.
                                    , 1994





============================================================

                                        PART II

                         INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The expenses in connection with the issuance and distribution of the securities offered hereby (other than underwriting discounts and commissions) are:

      SEC Filing Fee for Registration Statement. . . . .  $ 13,880.00
      National Association of Securities Dealers
       Filing Fee for Registration Statement . . . . . .     4,525.00
      NASDAQ System Listing Fee. . . . . . . . . . . . .    17,500.00
      Legal Fees and Expenses. . . . . . . . . . . . . .   170,000.00
      Printing and Engraving Expenses. . . . . . . . . .   180,000.00
      Accounting Fees and Expenses . . . . . . . . . . .   100,000.00
      Blue Sky Fees and Expenses . . . . . . . . . . . .     3,000.00
      Application Fees . . . . . . . . . . . . . . . . .    57,000.00
      Miscellaneous. . . . . . . . . . . . . . . . . . .    25,000.00
                                                          -----------
        TOTAL. . . . . . . . . . . . . . . . . . . . . .  $570,905.00
                                                          ===========


Item 15. Indemnification of Directors and Officers.

     Certificate of Incorporation and By-Laws; New Jersey Law

     (i) Limitation of Liability of Directors and Officers. Section 14A:2-7(3) of the New Jersey Business Corporation Act permits a corporation to provide in its Certificate of Incorporation that a director or officer shall not be personally liable to the corporation or its shareholders for breach of any duty owed to the corporation or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such persons' duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of any improper personal benefit. HUBCO's Certificate of Incorporation includes limitations on the liability of officers and directors to the full extent permitted by New Jersey law.

     (ii) Indemnification of Directors, Officers, Employees and Agents. Under
Article X of its Certificate of Incorporation, HUBCO must, to the full extent permitted by law, indemnify its directors, officers, employees and agents.
Section 14A:3-5 of the New Jersey Business Corporation Act provides that a corporation may indemnify its directors, officers, employees and agents against judgments, fines, penalties, amounts paid in settlement, and expenses, including attorney's fees, resulting from various types of legal actions or proceedings if the actions of the party being indemnified meet the standards of conduct specified therein. Determinations concerning whether or not the applicable standard of conduct has been met can be made by (a) a disinterested majority of the Board of Directors, (b) independent legal counsel, or (c) an affirmative vote of a majority of shares held by the shareholders. No indemni-fication is permitted to be made to or on behalf of a corporate director, officer, employee or agent if a judgment or other final adjudication adverse to such person establishes that his acts or omissions (a) were in breach of his duty of loyalty in the corporation or its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by such person of an improper personal benefit.

     Insurance. HUBCO's directors and officers are insured against losses arising from any claim against them such as wrongful acts or omissions, subject to certain limitations.

Item 16. Exhibits.

     Exhibits are listed by number corresponding to the Exhibit Table of Item 601 of Regulation S-K.


Exhibits
- --------

 1(a)* Form of Agency Agreement between Hubco, Inc. and Community Capital Group, a division of Ryan, Beck & Co., Inc.

 2(a)* Amended and Restated Agreement and Plan of Reorganization, dated as of November 23, 1993, between Statewide Savings Bank, S.L.A., HUBCO, Inc. and Hudson United Bank.

 2(b)****   Amendment No. 1 to Amended and Restated Agreement and Plan of
            Reorganization, dated as of             , 1994, between Statewide
            Savings Bank, S.L.A., HUBCO, Inc. and Hudson United Bank.

 4(a)**     Form of HUBCO, Inc. Common Stock Certificate.

 4(b)*      Certificate of Incorporation of Hubco, Inc., as amended.

 4(c)***    By-Laws of Hubco, Inc., as amended.

 5(a)* Opinion of Clapp & Eisenberg, P.C., as to the legality of the securities being registered.

 8* Opinion of Clapp & Eisenberg, P.C., as to certain tax consequences of the Merger.

23(a)       Consent of Arthur Andersen & Co.

23(b)       Consent of Ernst & Young.

23(c)       Consent of Deloitte & Touche.

23(d)       Consent of Coopers & Lybrand.

23(e) Consent of Clapp & Eisenberg, P.C. (included in Exhibit 5(a) hereto).

23(f)       Consent of Kaplan Associates.

24* Powers of Attorney of directors of HUBCO, Inc. in favor of Kenneth T. Neilson.

99(a)*      Subscription Order Form.

99(b)* Appraisal Agreement between Statewide Savings Bank, S.L.A. and Kaplan Associates, Inc.

99(c)*      Preliminary Appraisal by Kaplan Associates, dated December 7,
            1993.

- ------------

    * Previously filed.
   ** Incorporated by reference from Registrant's Registration Statement (No.
      33-47009) on Form S-2.
  *** Incorporated by reference from Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1991.
 **** To be filed by amendment.

Item 17. Undertakings.

     The undersigned registrant hereby undertakes:

     (a) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                       SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Union City, State of New Jersey, on the 22nd day of February, 1994.

                                   HUBCO, INC.

                                   By        /s/ KENNETH T. NEILSON
                                      --------------------------------------
                                                KENNETH T. NEILSON,
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                Signature                            Title                               Date
                ---------                            -----                               ----

                    *                   Chairman of the Board and Director          February 22, 1994
- -------------------------------------
          (JAMES E. SCHIERLOH)


   /s/     KENNETH T. NEILSON           President and Director                      February 22, 1994
- -------------------------------------    (Chief Executive Officer)
          (KENNETH T. NEILSON)


                    *                   Director                                    February 22, 1994
- -------------------------------------
            (ROBERT J. BURKE)


                    *                   Director                                    February 22, 1994
- -------------------------------------
             (JOHN T. CLARK)



                    *                   Director                                    February 22, 1994
- -------------------------------------
          (HENRY G. HUGELHEIM)

                                        Director
- -------------------------------------
            (HARRY J. LEBER)


                    *                   Director                                    February 22, 1994
- -------------------------------------
          (CHARLES F. X. POGGI)


                    *                   Director                                    February 22, 1994
- -------------------------------------
     (SISTER GRACE FRANCES STRAUBER)

                                        Director
- -------------------------------------
             (EDWIN WACHTEL)


                    *                   Assistant Treasurer (Principal              February 22, 1994
- -------------------------------------    Financial Officer and Principal
          (CHRISTINA L. MAIER)           Accounting Officer)


* By /s/   KENNETH T. NEILSON
    --------------------------------
           KENNETH T. NEILSON
           AS ATTORNEY-IN-FACT

                                     EXHIBIT INDEX

                                                                SEQUENTIALLY
                                                                  NUMBERED
EXHIBITS                        DESCRIPTION                         PAGE
- --------                        -----------                     ------------

 1(a)*      Form of Agency Agreement between Hubco, Inc. and Community
              Capital Group, a division of Ryan, Beck & Co., Inc.

 2(a)*      Amended and Restated Agreement and Plan of Reorganization, dated as of November 23, 1993, between Statewide Savings Bank, S.L.A., HUBCO, Inc. and Hudson United Bank.

 2(b)****   Amendment No. 1 to Amended and Restated Agreement and Plan of
              Recorganization, dated as of           , 1994, between Statewide
              Savings Bank S.L.A., HUBCO, Inc. and Hudson United Bank.

 4(a)**     Form of HUBCO, Inc. Common Stock Certificate.

 4(b)*      Certificate of Incorporation of Hubco, Inc., as amended.

 4(c)***    By-Laws of Hubco, Inc., as amended.

 5(a)*      Opinion of Clapp & Eisenberg, P.C., as to the legality of the securities being registered.

 8*         Opinion of Clapp & Eisenberg, P.C., as to certain tax
              consequences of the Merger.

23(a)       Consent of Arthur Andersen & Co.

23(b)       Consent of Ernst & Young.

23(c)       Consent of Deloitte & Touche.

23(d)       Consent of Coopers & Lybrand.

23(e)       Consent of Clapp & Eisenberg, P.C. (included in Exhibit 5(a)
              hereto).

23(f)       Consent of Kaplan Associates.

24*         Powers of Attorney of directors of HUBCO, Inc. in favor of
              Kenneth T. Neilson.

99(a)*      Subscription Order Form.

99(b)*      Appraisal Agreement between Statewide Savings Bank, S.L.A. and
              Kaplan Associates, Inc.

99(c)*      Preliminary Appraisal by Kaplan Associates, dated December 7,
              1993.

- ------------
    * Previously filed.
   ** Incorporated by reference from Registrant's Registration Statement (No.
      33-47009) on Form S-2.
  *** Incorporated by reference from Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1991.
 **** To be filed by amendment.